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EXHIBIT 1

TO THE FORM 6-K DATED DECEMBER 11, 2002
OF IAMGOLD CORPORATION

Notice of Special Meeting of Shareholders and Management Information
Circular dated December 6, 2002 of Repadre Capital Corporation

REPADRE CAPITAL CORPORATION

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF
IAMGOLD CORPORATION AND REPADRE CAPITAL CORPORATION

December 6, 2002

  REPADRE CAPITAL CORPORATION

December 6, 2002

Dear Shareholder,

        The directors of Repadre Capital Corporation ("Repadre") cordially invite you to attend the special meeting (the "Meeting") of the shareholders (the "Shareholders") of Repadre to be held at the Toronto Stock Exchange, TSX Conference Centre, Auditorium — Street Level, 130 King Street West, Toronto, Ontario on January 6, 2003 at 10:00 a.m. (Toronto time).

        At the Meeting, you will be asked to approve a proposed arrangement (the "Arrangement") involving Repadre and IAMGold Corporation ("IAMGold"). Pursuant to an arrangement agreement between Repadre and IAMGold, Repadre and IAMGold have agreed to complete the Arrangement pursuant to which, on the terms and subject to the conditions set out in such agreement, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each Shareholder will be entitled to receive 1.6 common shares of IAMGold for each common share of Repadre held by such holder and the amalgamated corporation will be a wholly-owned subsidiary of IAMGold.

        The directors of Repadre believe that the combination of Repadre and IAMGold will create one of the strongest intermediate gold producers in the industry and will provide Shareholders with significant gold leverage at low risk through a non-operating strategy.

        The Arrangement requires the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the special resolution concerning the Arrangement, in person or by proxy, at the Meeting.

        THE DIRECTORS OF REPADRE HAVE UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE SPECIAL RESOLUTION IN RESPECT THEREOF AT THE MEETING FOR THE REASONS SET FORTH IN THE ATTACHED MANAGEMENT INFORMATION CIRCULAR.

        We hope you will be able to attend the Meeting. Whether or not you are able to attend, it is important that you be represented at the Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the attached Management Information Circular, to Computershare Trust Company of Canada at the address specified on the form of proxy. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

Sincerely,

JOSEPH F. CONWAY President and Chief Executive Officer

130 Adelaide Street West, Suite 2520, Toronto, ON Canada    M5H 3P5    Tel 416 365 8090    Fax 416 365 8065

REPADRE CAPITAL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY G1VEN THAT a special meeting of shareholders (the "Meeting") of Repadre Capital Corporation ("Repadre") will be held at the Toronto Stock Exchange, TSX Conference Centre, Auditorium — Street Level, 130 King Street West, Toronto, Ontario, on January 6, 2003 at 10:00 a.m. (Toronto time) for the purposes of:

1.
considering, pursuant to an interim order dated December 5, 2002 of the Ontario Superior Court of Justice (the "Interim Order"), and, if deemed advisable, passing, with or without amendment, a special resolution (the "Arrangement Resolution") approving the arrangement under section 182 of the Business Corporations Act (Ontario) involving Repadre and IAMGold Corporation ("IAMGold") pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each shareholder of Repadre (except a shareholder who exercises the right to dissent from the Arrangement Resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Repadre held by such Shareholder on the basis of 1.6 common shares of IAMGold for each common share of Repadre held by such Shareholder, the amalgamated corporation will be a wholly-owned subsidiary of IAMGold and the shareholder rights plan agreement of Repadre, and all rights issued thereunder, will terminate; and

2.
considering such other matters as may properly come before the Meeting.

        The text of the Arrangement Resolution is attached hereto as Schedule A. The text of the Interim Order and the Notice of Application for the final order is attached as Exhibits A-1 and A-2, respectively, to the accompanying management information circular (together with the exhibits thereto, the "Circular").

        Shareholders may exercise their voting rights by attending the Meeting or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly date and sign the enclosed form of proxy and return it in the envelope provided for that purpose at your earliest convenience. Your common shares of Repadre will be voted in accordance with your instructions as indicated on the proxy or, failing instructions, in the manner set forth in the Circular.

        In order to be valid, the proxy must be received by the Secretary of Repadre or Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on January 3, 2003 or, in the event of an adjournment, no later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date to which the Meeting is adjourned.

        Pursuant to the Interim Order, registered holders of common shares of Repadre have been granted the right to dissent from the Arrangement Resolution and to be paid fair value for their shares. The right to dissent is described in the Circular.

        DATED at Toronto, Ontario the 6th day of December, 2002.

By Order of the Board of Directors
(Signed) GRANT A. EDEY Secretary

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
the arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Repadre Capital Corporation ("Repadre) and IAMGold Corporation ("IAMGold") pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each shareholder of Repadre (except a shareholder who exercises the right to dissent from this special resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Repadre held by such Shareholder on the basis of 1.6 common shares of IAMGold for each common share of Repadre held by such Shareholder, the amalgamated corporation will be a wholly-owned subsidiary of IAMGold and the shareholder rights plan agreement of Repadre, and all rights issued thereunder, will terminate, all as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to Exhibit F to the management information circular of Repadre dated December 6, 2002 (the "Circular"), is hereby authorized, approved and adopted;

2.
the arrangement agreement dated as of December 2, 2002 between Repadre and IAMGold (the "Arrangement Agreement"), the actions of the directors of Repadre in approving the Arrangement and the actions of the directors and officers of Repadre in executing and delivering the Arrangement Agreement are hereby confirmed, ratified and approved;

3.
notwithstanding that this special resolution has been passed (and the Arrangement adopted) by the shareholders of Repadre or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Repadre are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, or (ii) not to proceed with the Arrangement at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the shareholders of Repadre;

4.
any officer or director of Repadre is hereby authorized, acting for, in the name of and on behalf of Repadre, to execute, under the seal of Repadre or otherwise, and to deliver for filing articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement; and

5.
any officer or director of Repadre is hereby authorized and directed to do all such further and other acts and things and to execute or cause to be executed, under the corporate seal of Repadre or otherwise, such further and other documents, instruments and agreements as in his or her opinion may be necessary or desirable to implement and give effect to the Arrangement Agreement, the Arrangement and the Plan of Arrangement and to carry out and give full force and effect to the foregoing paragraphs of this resolution, and to amend any instruments or agreements previously executed or delivered, all to be in such form and on such terms as such person shall approve, such approval to be conclusively evidenced by such person's execution thereof.

NOTICE TO UNITED STATES SHAREHOLDERS OF REPADRE

        This solicitation of proxies by Repadre is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws, and the Circular has been prepared in accordance with disclosure requirements applicable in Canada. Repadre shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

        The historical Repadre financial information included in this Circular is presented in Canadian dollars. The historical IAMGold financial information and the pro forma financial information included in this Circular are presented in United States dollars. The historical Repadre financial information, the historical IAMGold financial information and the pro forma financial information included in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects.

        Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Repadre is organized under the laws of a jurisdiction other than the United States, that, with one exception, its officers and directors are residents of countries other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of Repadre and such persons are located outside of the United States.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Circular includes "forward-looking statements" within the meaning of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that IAMGold or Repadre expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's and Repadre's businesses, operations, plans, and other such matters are forward-looking statements. When used in this Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Circular about the anticipated impact the combination of IAMGold and Repadre may have on their combined operations, as well as the benefits expected to result from the combination, are forward-looking statements. These include statements relating to attributable annual gold production, estimated cash costs, attributable reserves and resources, life span of reserves and resources, market capitalization, and amount of cash and/or bullion on hand. IAMGold's operations and financial performance and those of Repadre are subject to numerous risks. As a result, the combined company's actual results of operations and earnings, as well as the actual benefits of the combination, may differ significantly from these estimates in respect of timing, amount or nature and may be never achieved. Risks involving the combined company that may affect results of operations, earnings, and expected benefits of the combination of the companies, are discussed under "Risk Factors" in Exhibit B to this Circular.

SUMMARY

        The following is a summary of the information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached exhibits. Shareholders are encouraged to read this Circular and the attached exhibits carefully and in their entirety. In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Capitalized terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The Companies

Repadre

        Repadre's business consists primarily of:

  (a)
  an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa Gold Mine is located;

  (b)
  an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession, on which the Damang Gold Mine is located;

  (c)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

  (d)
  a portfolio of other active and inactive royalty interests on mineral properties located in Canada, Nicaragua, South Africa, Mexico, Bolivia, Honduras, United States, Ghana and Burkina Faso.

Additional information with respect to the current business of Repadre is set forth under the headings "Tarkwa Gold Mine", "Damang Gold Mine" and "Royalties" in Exhibit B attached to this Circular.

        The registered and principal executive offices of Repadre are located at Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5. Repadre's telephone number is (416) 365-8090.

IAMGold

        IAMGold's business consists primarily of:

  (a)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola Gold Mine is located;

  (b)
  an indirect 40% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit area, on which the Yatela Gold Mine is located; and

  (c)
  exploration properties located in West Africa and South America.

Additional information with respect to the business and affairs of IAMGold, before and after giving effect to the Arrangement, is set forth in Exhibit B attached to this Circular.

        IAMGold's registered and principal executive offices are located at 2820 Fourteenth Avenue, Markham, Ontario L3R 0S9. IAMGold's telephone number is (905) 477-4420.

The Meeting

Time, Date and Place

        The Meeting will be held at the Toronto Stock Exchange, TSX Conference Centre, Auditorium — Street Level, 130 King Street West, Toronto, Ontario, on January 6, 2003, at 10:00 a.m. (Toronto time).

Record Date and Shares Entitled to Vote

        Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. At the close of business on the Record Date there were 39,306,870 Repadre Shares outstanding, each of which will be entitled to one vote on each matter to be acted upon at the meeting.

Matters to be Considered

        At the Meeting, the Shareholders will consider and vote upon: (i) pursuant to an interim order dated December 5, 2002 of the Ontario Superior Court of Justice, a special resolution in the form attached as Schedule A to the Notice of Meeting approving the Arrangement under section 182 of the Business Corporations Act (Ontario) involving Repadre and IAMGold pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold; each shareholder of Repadre (except a shareholder who exercises the right to dissent from the Arrangement Resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Repadre held by such Shareholder on the basis of 1.6 common shares of IAMGold for each common share of Repadre held by such Shareholder; the amalgamated corporation will be a wholly-owned subsidiary of IAMGold; and the shareholder rights plan of Repadre and all rights issued thereunder will terminate, and (ii) such other matters as may properly come before the Meeting.

Votes Required

        The Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting.

Interests of Certain Persons in the Arrangement

        Certain directors and/or officers of Repadre have interests in the Arrangement that are different than Shareholders generally. These interests relate primarily to certain benefits under their employment agreements in certain circumstances following a change of control (as defined therein). See "Interests of Certain Persons in the Transaction".

The Arrangement

        Pursuant to the Arrangement Agreement, Repadre and IAMGold have agreed to the complete Arrangement pursuant to which, among other things, Repadre will amalgamate with a wholly-owned subsidiary of IAMGold, each Shareholder (other than a Shareholder who exercises the Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Repadre Shares held by such Shareholder on the basis of 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, Amalco will be wholly-owned by IAMGold and the Shareholder Rights Plan and all Rights will terminate, all pursuant to the provisions of the Plan of Arrangement. See "The Arrangement".

Reasons for the Transaction

        In reaching its conclusions that the Arrangement is fair to and in the best interests of the Shareholders and in recommending that the Shareholders vote in favour of the Arrangement Resolution, the Board of Directors considered information with respect to the business and affairs of Repadre and IAMGold as well as other factors. These factors include the following:

  (i)
  the combination of the businesses of Repadre and IAMGold is expected to create one of the strongest intermediate gold producers in the industry and is expected to provide shareholders with significant gold leverage at low risk through an unhedged non-operating strategy;

  (ii)
  after giving effect to the business combination with Repadre, IAMGold will have interests in four producing gold mines, two in Mali and two in Ghana, with attributable annual gold production of approximately 450,000 ounces at an average cash cost of approximately US$180 per ounce;

  (iii)
  after giving effect to the business combination with Repadre, IAMGold will have attributable reserves in excess of 3.4 million ounces of gold and attributable resources (including reserves) in excess of 5 million ounces of gold;

  (iv)
  the four producing gold mines in which IAMGold will have an interest are operated by major international mining companies with extensive experience in operating gold mines in Africa;

  (v)
  the producing gold mines in which IAMGold will have an interest are believed to have sufficient reserves and resources to ensure ongoing production at current gold prices for a minimum of four years for the mine with the earliest scheduled depletion;

  (vi)
  the combined entity will have a market capitalization of approximately Cdn$730 million (based on the closing price of the IAMGold Shares on the TSX on November 27, 2002, the day before the Board of Directors approved the Arrangement Agreement), US$60 million of discretionary cash and/or bullion on hand, attributable cash and/or bullion of US$80 million and no corporate debt;

  (vii)
  the combined entity will have a strong management team;

  (viii)
  the combined entity will have a portfolio of royalties, including a 1% royalty on the Diavik diamond property, and exploration assets;

  (ix)
  the financial analysis provided by BMO Nesbitt Burns to the Board of Directors and the opinion of BMO Nesbitt Burns that, as at the date of such opinion, the Exchange Ratio was fair to the Shareholders from a financial point of view;

  (x)
  the Exchange Ratio implies a price of Cdn$8.48 for each Repadre Share, representing a premium of 16.16% to the closing price per Repadre Share on the TSX on Friday, October 25, 2002, the last trading day immediately prior to the preliminary approval of the Arrangement by the Board of Directors on October 28, 2002;

  (xi)
  the Arrangement, in the view of the Board of Directors, is the best alternative for maximizing value for the Shareholders under the circumstances;

  (xii)
  pursuant to the Arrangement, Shareholders will receive all of their consideration in the form of IAMGold Shares and, as a result, will continue to have an investment in the gold mining industry through IAMGold;

  (xiii)
  for Canadian federal income tax purposes, Shareholders who hold their Repadre Shares as capital property generally will be able to exchange their Repadre Shares for IAMGold Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations"); and

  (xiv)
  under the terms of the Arrangement Agreement, the Board of Directors is able to consider or negotiate (in accordance with the provisions of the Arrangement Agreement) any bona fide Acquisition Proposal that may or may not be a Superior Proposal or approve or recommend to Shareholders or enter into an agreement in respect of a Superior Proposal (see "Non-solicitation").

        See "Reasons for the Transaction".

Recommendation of the Board of Directors

        The Board of Directors has unanimously approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution at the Meeting. See "Recommendation of the Board of Directors".

BMO Nesbitt Burns Fairness Opinion

        In deciding to approve the Arrangement, the Board of Directors considered, among other things, the BMO Nesbitt Burns Fairness Opinion. The BMO Nesbitt Burns Fairness Opinion concludes that, as at the date of the opinion, the Exchange Ratio was fair to Shareholders from a financial point of view. The complete text of the

BMO Nesbitt Burns Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Exhibit G. The BMO Nesbitt Burns Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of Repadre, IAMGold or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Arrangement. Shareholders are urged to, and should, read the BMO Nesbitt Burns Fairness Opinion in its entirety. See "BMO Nesbitt Burns Fairness Opinion".

Support of Significant Shareholders

        Dundee Bancorp Inc. beneficially owns 6,507,200 Repadre Shares, representing approximately 16.55% of the Repadre Shares outstanding. Dundee Bancorp Inc. has confirmed to IAMGold that, prior to the earlier of the Completion Deadline and February 28, 2003, it will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of Repadre; or

  (b)
  sell the Repadre Shares beneficially owned by it as a block to any person.

The obligations of Dundee Bancorp Inc. will automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of Repadre withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of Repadre and may be terminated at the option of Dundee Bancorp Inc. if any event occurs that permits Repadre to terminate the Arrangement Agreement whether or not terminated by Repadre.

        William D. Pugliese and Mark Nathanson, each a Co-Chairman and a director of IAMGold, own or exercise control or direction over, directly or indireclty, IAMGold Shares representing 16.9% and 9.25%, respectively, of the IAMGold Shares outstanding. Each of Messrs. Pugliese and Nathanson has agreed that he will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of IAMGold; or

  (b)
  sell the IAMGold Shares owned by him, or which he exercises control or direction over, directly or indirectly, as a block to any person.

        The obligations of each of Messrs. Pugliese and Nathanson will also automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of IAMGold withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of IAMGold and may be terminated at his option in any event that permits IAMGold to terminate the Arrangement Agreement whether or not terminated by IAMGold.

        See "Support of Significant Shareholders".

Completion of the Arrangement

        Upon the satisfaction or waiver of the conditions to the Arrangement, including the approval of the Arrangement Resolution at the Meeting and the receipt of the Final Order approving the Arrangement, Repadre will file the Articles of Arrangement with the Director. The Arrangement will become effective upon the Effective Date of the Certificate of Arrangement issued by the Director giving effect to the Arrangement. It is currently anticipated that the Effective Date will be on or about January 7, 2003. See "Court Approval and Completion of the Arrangement".

Plan of Arrangement

        At the Effective Time, subject to the provisions of the Plan of Arrangement, the following will occur without any further act or formality:

  (a)
  Repadre and IAMGold Subco will amalgamate under the OBCA;

  (b)
  each Repadre Share (except for those in respect of which Dissent Rights are exercised) will be exchanged for 1.6 IAMGold Shares;

  (c)
  each holder of a Repadre Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Repadre Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement, if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Repadre Shares to which such holder was theretofore entitled upon such exercise;

  (d)
  each share of IAMGold Subco will be exchanged for one share of Amalco;

  (e)
  Amalco will be wholly-owned by IAMGold; and

  (f)
  the Shareholder Rights Plan will terminate and all of the Rights will be null and void and will be terminated without any payment in respect thereof.

        No fractional IAMGold Shares will be issued to Shareholders upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares will be rounded down to the next whole number of IAMGold Shares.

        Assuming (i) that there are 39,306,870 Repadre Shares outstanding as at the Effective Date (which assumes that no Repadre Options are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 62,890,992 IAMGold Shares in connection with the Arrangement. Assuming (i) that there are 41,056,870 Repadre Shares outstanding as at the Effective Date (which assumes that all outstanding Repadre Options that are in-the-money at the date hereof are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 65,690,992 IAMGold Shares in connection with the Arrangement. Based upon the foregoing assumptions, following the consummation of the Arrangement, former Shareholders will own approximately 44.4% or 45.5%, respectively, of the outstanding IAMGold Shares.

        See "Description of Plan of Arrangement".

Conditions to the Transaction

        The obligations of Repadre and IAMGold to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved by the Shareholders at the Meeting, (ii) the Final Order having been granted by the Court, (iii) there not being any law, ruling or order and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could be materially adverse to Repadre or IAMGold, on a consolidated basis, and (iv) all regulatory, third person and other consents and approvals having been obtained.

        The obligations of Repadre to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) the representations and warranties of IAMGold under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and IAMGold or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of IAMGold and its Subsidiaries, on a consolidated basis, and (iii) IAMGold having complied in all material respects with its covenants in the Arrangement Agreement.

        The obligations of IAMGold to complete the Arrangement are subject to the satisfaction of certain conditions in its favour including, among others, (i) the representations and warranties of Repadre under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and Repadre or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of Repadre and its Subsidiaries, on a consolidated basis, (iii) Repadre having complied in all material respects with its covenants in the Arrangement Agreement, (iv) the operation of the Shareholder Rights Plan having been terminated, and (v) Shareholders holding 10% or less of the Repadre Shares having exercised Dissent Rights.

        The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

        See "Conditions to the Transaction".

Non-solicitation

        Pursuant to the Arrangement Agreement, until the later of the Completion Deadline and the date on which any amount required to be paid by IAMGold or Repadre, as the case may be (the "Paying Party"), pursuant to the Arrangement Agreement has actually been received by the other of them (the "Non-Paying Party"), the Paying Party cannot, directly or indirectly, (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in any manner adverse to the Non-Paying Party the approval of its directors of the Arrangement, (d) agree to, approve or recommend any Acquisition Proposal, or (e) enter into any agreement related to any Acquisition Proposal. Notwithstanding the foregoing, nothing will prevent the directors of the Paying Party from (i) considering or negotiating any unsolicited bona fide Acquisition Proposal that may or may not be a Superior Proposal, or (ii) approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal. Each of IAMGold and Repadre must within 48 hours notify the other of them of any Acquisition Proposal which any director or senior officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal. See "Non-solicitation".

Superior Proposals

        Until the later of the Completion Deadline and the date on which any amount required to be paid by the Paying Party pursuant to the Arrangement Agreement has actually been received by the Non-Paying Party, neither the Paying Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) the Paying Party has provided the Non-Paying Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Paying Party received notice of the determination of the directors of the Paying Party to accept, approve, recommend or to enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Paying Party received a copy of such Superior Proposal and the Non-Paying Party has not within such five Business Day period agreed to at least match the value per common share of the Paying Party of such Superior Proposal determined in each case as of such later date by the directors of the Paying Party in good faith. See "Superior Proposals".

Termination and Termination Fees

        The Arrangement Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by the mutual consent of the parties;

  (b)
  by either party if:

  (i)
  a mutual condition or a condition in its favour is not satisfied; or

  (ii)
  the Effective Date is not on or before the Completion Deadline;

  (c)
  by IAMGold if:

  (i)
  the directors of Repadre withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

  (d)
  by Repadre if:

  (i)
  the directors of IAMGold withdraw or modify in a manner adverse to Repadre their approval of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of Repadre constitutes a Superior Proposal.

        In the event that the Arrangement Agreement is terminated by (i) IAMGold pursuant to paragraph (b) above because Repadre fails to submit the Arrangement for approval by the Shareholders at the Meeting or fails to solicit proxies, (ii) IAMGold pursuant to paragraph (c) (i) above, (iii) Repadre pursuant to paragraph (d) (iii) above, or (iv) IAMGold or Repadre in the event that any Acquisition Proposal in respect of Repadre is made or there has been a public announcement of an intention to make such an Acquisition Proposal, such Acquisition Proposal or announced intention is not publicly withdrawn prior to the Meeting and the Shareholders do not approve the Arrangement at the Meeting; then Repadre will be required to pay to IAMGold, within five Business Days, Cdn$5 million in immediately available funds.

        In the event that the Arrangement Agreement is terminated by Repadre pursuant to paragraph (d)(i) above or by IAMGold pursuant to paragraph (c)(iii) above, then IAMGold will be required to pay to Repadre, within five Business Days, Cdn$5 million in immediately available funds.

Stock Exchange Listings

        The TSX has conditionally approved the listing of the IAMGold Shares to be issued in connection with the Arrangement, subject to IAMGold fulfilling all of the requirements of the TSX. The IAMGold Shares to be issued in connection with the Arrangement will also be listed on the AMEX, subject to IAMGold fulfilling all of the requirements of the AMEX.

Income Tax Considerations

        For Canadian federal income tax purposes, a Shareholder (other than a Shareholder who exercises Dissent Rights) to whom Repadre Shares represent capital property generally will not realize a capital gain or a capital loss upon the exchange of Repadre Shares for IAMGold Shares. See "Canadian Federal Income Tax Considerations".

        For United States federal income tax purposes, generally a U.S. holder will recognize gain or loss on the exchange of Repadre Shares for IAMGold Shares. See "Certain United States Federal Income Tax Consequences".

        Holders of Repadre Shares should consult their tax advisers for specific advice concerning the tax consequences of the Arrangement.

Eligibility for Investment

        The IAMGold Shares to be issued pursuant to the Arrangement will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans, and, based upon a certificate provided by an officer of IAMGold, will not constitute foreign property for purposes of Part XI of the ITA for trusts governed by registered pension plans and for certain other persons to whom Part XI of the ITA is applicable.

Dissenting Shareholders' Rights

        Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. See "Dissenting Shareholders' Rights". Section 185 of the OBCA is reprinted in its entirety and attached to this Circular as Exhibit H. Shareholders are not entitled to dissent with respect to any other matter that may be considered at the Meeting.

Risk Factors

        Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolution. These risk factors include certain risks related to the Arrangement which are discussed in greater detail herein under "Risk Factors" and risks relating to the business of IAMGold following completion of the Arrangement which are described under "Risk Factors" in Exhibit B to this Circular.

Repadre Selected Consolidated Financial Data

        The following selected consolidated financial data presented for, and as of the end of, each of the years in the three-year period ended December 31, 2001 are derived from the consolidated financial statements of Repadre, which consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. The selected consolidated financial data as at, and for the nine-month periods ended, September 30, 2002 and 2001 are derived from the unaudited consolidated financial statements of Repadre. The consolidated financial statements of Repadre (i) as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, and (ii) as at December 31, 2001, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2001 and the auditors' report thereon are attached as Exhibit D to this Circular and reference should be made to these financial statements, including the notes thereto. Exhibit D also contains management discussions and analyses of such financial statements.

	Nine months ended and as at September 30		Year ended and as at December 31
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands of Cdn. dollars, except per share amounts)
Income Statement Data:
Gross income(1)	13,907	7,629	10,335	8,898	5,713
Income (loss) from operations	10,156	4,409	6,176	2,784	(16,914)
Net income (loss)	10,156	4,409	6,176	2,784	(16,914)
Net income (loss) per share	$0.28	$0.15	$0.21	$0.10	$(0.61)
Net income (loss) per share, diluted	$0.27	$0.15	$0.21	$0.10	$(0.61)
Balance Sheet Data:
Total assets	153,240	93,813	94,135	90,164	87,894
Net assets	152,872	89,461	91,230	85,043	82,245
Long term debt	—	—	—	—	216
Capital stock	147,628	95,380	95,382	95,371	95,357

(1)
Includes royalty revenue, income from Gold Fields Ghana Limited, income from Abosso Goldfields Limited and investment income.

IAMGold Selected Consolidated Financial Data

        The following selected consolidated financial data presented for, and as the end of, each of the years in the three-year period ended December 31, 2001 are derived from the consolidated financial statements of IAMGold, which consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. The selected consolidated financial data as at, and for the nine-month periods ended, September 30, 2002 and 2001 are derived from the unaudited consolidated financial statements of IAMGold. The consolidated financial statements of IAMGold (i) as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, and (ii) as of December 31, 2001, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2001 and the auditors' report thereon are attached as Exhibit C to this Circular and reference should be made to these financial statements, including the notes thereto. Exhibit C also contains management discussions and analyses of such financial statements.

	Nine months ended September 30		Year ended and as at December 31
	2002	2001	2001	2000	1999
	(unaudited)
	(in thousands of U.S. dollars, except per share amounts)
Income Statement Data:
Gold sales	65,085	59,850	81,655	57,984	63,461
Income from mining operations	17,045	17,320	24,327	22,890	22,414
Net income (loss) for the period	7,947	8,835	10,948	10,050	14,194
Net income (loss) per share (basic and diluted)	$0.10	$0.12	$0.15	$0.14	$0.19
Balance Sheet Data:
Cash and deposits	17,250	40,060	31,365	43,602	67,128
Net working capital	50,455	14,833	18,530	15,886	32,745
Total assets	193,291	184,473	176,598	175,795	177,639
Non-recourse loans payable	15,315	38,925	26,617	44,099	62,827

Pro Forma Consolidated Financial Information

        Exhibit E attached to this Circular contains unaudited pro forma consolidated financial information for IAMGold based upon the completion of the Arrangement. The unaudited pro forma consolidated balance sheet has been prepared on the basis that the Arrangement occurred on September 30, 2002. The unaudited pro forma consolidated statements of operations have been prepared for the nine months ended September 30, 2002 and the year ended December 31, 2001 on the basis that the Arrangement occurred on January 1, 2001. The pro forma consolidated financial information should be read in conjunction with the historical financial statements of IAMGold and Repadre contained in Exhibits C and D to this Circular.

	IAMGold Historical	Repadre Historical (Converted US$)	Adjustments	IAMGold Pro Forma
	(in thousands of U.S. dollars, except per share amounts)
Balance Sheet:
(As at September 30/02)
Assets	193,291	100,238	136,424	429,953
Total liabilities	38,218	232	19,604	58,054
Shareholders' equity	155,073	100,006	116,820	371,899
Statement of Operations:
(Nine Months Ended September 30/02)
Earnings from mining operations	17,045	—		17,045
Royalty income	—	1,288		1,288
Income from working interests	—	6,550		6,550
Investment income	1,034	1,017		2,051

	18,079	8,855		26,934
Income before income taxes	10,720	6,592	(395)	16,917
Net income for the period	7,947	6,467	(246)	14,168
Income per share
Basic	$0.10			$0.10
Diluted	$0.10			$0.10
Statement of Operations:
(Year Ended December 31/01)
Earnings from mining operations	24,327	—	—	24,327
Royalty income	—	1,515	—	1,515
Income from working interests	—	4,785	—	4,785
Investment income	(384)	373	—	(11)

	23,943	6,673	—	30,616
Income before income taxes	15,180	3,703	(634)	18,249
Net income for the period	10,948	3,988	(420)	14,516
Income per share
Basic	$0.15			$0.11
Diluted	$0.15			$0.11

GLOSSARY

        Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Circular. These defined terms are not always used herein and may not conform to the defined terms used in the Exhibits to this Circular.

"Acquisition Proposal" means, in respect of IAMGold or Repadre, any inquiry or proposal (other than in respect of the Arrangement) regarding (i) any merger, amalgamation, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving IAMGold or Repadre or any of their respective Subsidiaries, (ii) any sale, lease, exchange, transfer or other disposition of all or any material portion of the assets of IAMGold or Repadre or any of their respective Subsidiaries, (iii) any tender offer, take-over bid, exchange offer or similar transaction by any person involving the acquisition of securities of IAMGold or Repadre or any of their respective Subsidiaries or the securities of their respective Significant Interest Companies, (iv) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could constitute a de facto change in control of IAMGold or Repadre or any of their respective Subsidiaries, or (v) any other similar transactions or series of related transaction which would or could constitute a de facto change in control of IAMGold or Repadre or any of their respective Subsidiaries, respectively, or which would or could hinder the consummation of the transactions contemplated by, or otherwise defeat the purpose of, the Arrangement Agreement.

"Amalco" means the corporation resulting from the amalgamation of Repadre and IAMGold Subco pursuant to the Arrangement.

"AMEX" means the American Stock Exchange, Inc.

"Arrangement" means the arrangement under section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court.

"Arrangement Agreement" means the arrangement agreement made as of December 2, 2002, between IAMGold, IAMGold Subco and Repadre, a copy of which is attached to this Circular as Exhibit F.

"Arrangement Resolution" means the special resolution of the Shareholders concerning the Arrangement, substantially in the form and content set out in Schedule A to the Notice of Meeting.

"Articles of Arrangement" means the articles of arrangement of Repadre in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made.

"BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.

"BMO Nesbitt Burns Fairness Opinion" means the written opinion dated November 28, 2002 from BMO Nesbitt Burns delivered to the Board of Directors in connection with the Arrangement, a copy of which is attached as Exhibit G to this Circular.

"Board of Directors" means the board of directors of Repadre.

"Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director giving effect to the Arrangement.

"Circular" means this management information circular, including all exhibits hereto, sent to the Shareholders in connection with the Meeting.

"Completion Deadline" means February 28, 2003, subject to unilateral extension by either Repadre or IAMGold to a date not later than March 31, 2003.

"Computershare" means Computershare Trust Company of Canada.

"Court" means the Ontario Superior Court of Justice.

"Depositary" means Computershare at its office set out in the Letter of Transmittal.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Notice" means a written objection to the Arrangement Resolution made by a registered Shareholder in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures described under "Dissenting Shareholders' Rights".

"Dissent Rights" means the rights of a registered Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Dissenting Shareholder" means a registered Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Effective Date" means the date in respect of the Arrangement as shown on the Certificate of Arrangement.

"Effective Time" means the time on the Effective Date at which the Arrangement becomes effective in accordance with its terms.

"Exchange Ratio" means 1.6 IAMGold Shares which Shareholders will be entitled to receive under the Plan of Arrangement for each Repadre Share held, subject to the provisions of the Plan of Arrangement.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"IAMGold" means IAMGold Corporation, a corporation incorporated under the Canada Business Corporations Act.

"IAMGold Shares" means the common shares which IAMGold is authorized to issue.

"IAMGold Subco" means 1551116 Ontario Inc., a wholly-owned subsidiary of IAMGold incorporated under the OBCA.

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, a copy of which is attached as Exhibit A-1 to this Circular.

"ITA" means the Income Tax Act (Canada), as amended.

"Letter of Transmittal" means the letter of transmittal delivered to Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing Repadre Shares, will enable the Shareholder to exchange such shares for IAMGold Shares.

"Material Adverse Change" means, in respect of IAMGold or Repadre, any one or more changes, effects, events or occurrences, and "Material Adverse Effect" means, in respect of IAMGold or Repadre, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of IAMGold or Repadre and their respective Subsidiaries, on a consolidated basis.

"Meeting" means the special meeting of Shareholders, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order to approve the Arrangement Resolution.

"Notice of Application" means the Notice of Application to the Court with respect to the Final Order, a copy of which is attached as Exhibit A-2 to this Circular.

"Notice of Meeting" means the notice of the Meeting sent to Shareholders together with this Circular.

"OBCA" means the Business Corporations Act (Ontario), as amended.

"Plan of Arrangement" means the plan of arrangement under section 182 of the OBCA substantially in the form and content of Schedule A to the Arrangement Agreement which is attached to this Circular as Exhibit F, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court.

"Record Date" means December 6, 2002.

"Repadre" means Repadre Capital Corporation, a corporation incorporated under the OBCA.

"Repadre Options" means the options of Repadre issued under the Repadre Share Incentive plan.

"Repadre Shares" means the common shares which Repadre is authorized to issue.

"Right" means a right issued pursuant to the Shareholder Rights Plan and attached to a Repadre Share.

"Shareholder Rights Plan" means the rights agreement dated as of June 22, 1999 between Repadre and Montreal Trust Company of Canada, as rights agent.

"Shareholders" means the holders of Repadre Shares.

"Significant Interest Companies" means, in the case of Repadre, Gold Fields Ghana Limited and Abosso Goldfields Limited and, in the case of IAMGold, La Société d'Exploitation des Mines d'Or de Sadiola S.A., Yatela Exploitation Company Limited, Sadiola Exploration Limited and Kenieba Exploration Company Limited.

"Subsidiaries" means the respective wholly-owned subsidiaries of each of Repadre and IAMGold.

"Superior Proposal" means, in respect of either IAMGold or Repadre, an unsolicited bona fide written Acquisition Proposal in respect of IAMGold or Repadre, respectively, if such Acquisition Proposal is not conditional on obtaining financing and the directors of IAMGold or Repadre, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to IAMGold or Repadre, respectively, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, result in a transaction more favourable from a financial point of view to the shareholders of IAMGold or Repadre, respectively, than the Arrangement.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"US$" means United States dollars.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

        The Meeting will be held on January 6, 2003 at 10:00 a.m. (Toronto time) at the Toronto Stock Exchange, TSX Conference Centre, Auditorium – Street Level, 130 King Street West, Toronto, Ontario, as set forth in the Notice of Meeting.

Matters to be Considered

        At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. Pursuant to the Arrangement Agreement, Repadre and IAMGold agreed to the Arrangement pursuant to which, among other things, Repadre will amalgamate with IAMGold Subco, each Shareholder (other than Shareholders who exercise Dissent Rights) will be entitled to receive 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, Amalco will be a wholly-owned subsidiary of IAMGold and the Shareholder Rights Plan and the Rights will be terminated, all subject to the provisions of the Plan of Arrangement.

        It is a condition of the consummation of the Arrangement that the Arrangement Resolution (in the form attached as Schedule A to the Notice of Meeting) be approved by the Shareholders at the Meeting.

        The Board of Directors unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement Resolution.

        The Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Repadre and the Board of Directors for use at the Meeting. The cost of solicitation of proxies will be borne by Repadre. The solicitation will be made primarily by mail; however, directors, officers and employees of Repadre may also solicit proxies by telephone, telecopier or in person. In addition, Repadre will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying material to beneficial owners of Repadre Shares.

Voting by Proxy

        The persons named in the enclosed form of proxy are officers and/or directors of Repadre. A Shareholder may appoint a person (who need not be a Shareholder) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and by inserting the name of such other person in the blank space provided therein for that purpose.

        In order to be valid, a proxy must be received by the Secretary of Repadre or Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on January 3, 2003 or, in the event of an adjournment, no later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the date to which the Meeting is adjourned.

        The form of proxy confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of Repadre as of the date hereof knows of no such amendment, variation or other matter to come before the Meeting. However, if such amendments or variations or other matters properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Repadre Shares represented thereby in accordance with their best judgment.

        If the instructions in a proxy given to management are certain, the Repadre Shares represented by the proxy will be voted in accordance with those instructions. If a choice is not specified, the Repadre Shares represented by a proxy given to the management of Repadre will be voted FOR the approval of the Arrangement Resolution.

Non-Registered Holders

        Only registered holders of Repadre Shares, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Repadre Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Repadre Shares, such as a bank, a trust company, a securities dealer or broker, a trustee or an administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plan; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Repadre has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively the "Meeting Materials") to the intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless the Non-Registered Holders have waived the right to receive them. Intermediaries very often call on service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

  (a)
  receive a form of proxy which has already been signed by the intermediary (usually by facsimile) which indicates the number of Repadre Shares beneficially owned by the Non-Registered Holder but which has not been completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Secretary of Repadre or Computershare in the manner described above; or

  (b)
  more typically, receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone or e-mail).

        The purpose of these procedures is to allow Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend the meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

Revocation of Proxies

        A Shareholder who has submitted a proxy may revoke it by (a) depositing an instrument in writing signed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, by a duly authorized officer, either: (i) at the office of Computershare Trust Company of Canada, Attn: Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or (ii) with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, (b) transmitting, by telephonic or electronic means, a revocation that complies with paragraph (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Shareholder or the attorney, as the case may be, or (c) in any other manner permitted by law, including the Shareholder personally attending at the Meeting and voting the Repadre Shares represented thereby or, if the Shareholder is a corporation, by a representative of that corporation attending at the Meeting and voting such Repadre Shares.

Voting Securities and Principal Holders

        As at the Record Date, there were 39,306,870 Repadre Shares outstanding. Each Repadre Share entitles the holder thereof to one vote.

        Holders of record of Repadre Shares at the close of business on the Record Date will be entitled to vote at the Meeting or any adjournment thereof. However, (i) a transferee of Repadre Shares acquired after the Record Date will be entitled to vote such Repadre Shares at the Meeting or any adjournment thereof if the transferee produces properly endorsed certificates for such Repadre Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to receive the Notice of Meeting, and (ii) a holder of Repadre Options who exercises such Repadre Options and demands, not later than 10 days before the Meeting, that such holder's name be included in the list of Shareholders entitled to receive the Notice of Meeting will be entitled to vote the Repadre Shares received upon the exercise of such Repadre Options at the Meeting.

        As at the Record Date, to the knowledge of the directors and officers of Repadre, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Repadre Shares then outstanding except for Dundee Bancorp Inc., Suite 5500, 40 King Street West, Toronto, Ontario M5H 4A9 which owned, directly or indirectly, or exercised control or direction over, 6,507,200 Repadre Shares, representing 16.55% of the total number outstanding. See "Support of Significant Shareholders".

Quorum and Votes Required

        The presence, in person or represented by proxy, of the holders of 5% of the Repadre Shares entitled to vote thereat will constitute a quorum for the Meeting. Pursuant to the Interim Order, the Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Interests of Certain Persons in the Transaction

        Certain officers and directors of Repadre have interests in the Arrangement that are different from those of Shareholders generally.

        Repadre has an employment agreement with Joseph Conway as President and Chief Executive Officer which provides for a current base salary of $360,000 per annum. Under the agreement, if Mr. Conway's employment is terminated without cause, he is entitled to lump sum severance equal to 24 months of base salary. Mr. Conway also has a $694,221 non-interest bearing loan from Repadre which is secured by the pledge of 120,000 Repadre Shares and is repayable in certain circumstances, including his resignation or termination in certain circumstances. In the event that the Repadre Shares pledged as security for the loan are sold upon his resignation or termination and the after tax proceeds do not satisfy the outstanding indebtedness under the loan, Repadre has agreed to pay Mr. Conway a bonus in an amount equal to the difference between the outstanding indebtedness under the loan and the after tax proceeds resulting from the sale.

        Repadre has an employment agreement with Grant Edey as Vice President, Finance and Chief Financial Officer which provides for a current base salary of $210,000 per annum. In the event of termination without cause or Mr. Edey's resignation within six months of a "change in control", a lump sum amount equivalent to two years of base salary and average bonus will be payable and Mr. Edey will be entitled to the continuation of his then existing benefits for a period of not more than 24 months. In addition, all Repadre Options held by Mr. Edey would vest immediately.

        Repadre has an employment agreement with Paul Olmsted as Vice President, Corporate Development which provides for a current base salary of $175,000 per annum. In the event of termination without cause or Mr. Olmsted's resignation within six months of a "change in control", a lump sum amount equivalent to 18 months of base salary and bonus will be payable and Mr. Olmsted would be entitled to a continuation of his then existing benefits for a period of not more than 18 months. In addition, all Repadre Options held by Mr. Olmsted would vest immediately.

        Completion of the Arrangement will result in a "change of control" within the meaning of Repadre's employment agreements with Mr. Edey and Mr. Olmsted.

        If the Arrangement is completed, Joseph Conway will become President, Chief Executive Officer and a director of IAMGold and other executive officers of Repadre may become executive officers of IAMGold or Amalco. As at the date hereof, the terms of Mr. Conway's employment by IAMGold have not been determined.

        Under the Repadre Share Incentive Plan, if a participant ceases to be a director or senior officer of Repadre, such participant may, within 60 days after the date of termination, exercise the Repadre Options then held by such participant to the extent that such Repadre Options were exercisable at the date of termination. There are currently outstanding Repadre Options which are exercisable to purchase an aggregate of 1,750,000 Redpadre Shares (1,678,333 of which are held by directors and officers) at prices ranging from Cdn$2.00 to Cdn$7.75 and expiring at various dates between November 7, 2003 and November 9, 2010. The Board of Directors has determined that Repadre Options held by directors or officers of Repadre who do not become directors or officers of IAMGold or Amalco will continue to be exercisable in accordance with the respective terms thereof. Shareholders should note that a vote in favour of the Arrangement Resolution will be deemed to be a vote in favour of the foregoing amendment to the terms of such Repadre Options.

        The directors and officers of Repadre do not own any shares of IAMGold except for Donald K. Charter who holds 2,800 IAMGold Shares.

Dissenting Shareholders' Rights

        Pursuant to the provisions of the Interim Order, registered Shareholders have been granted the right to dissent with respect to the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents will be entitled to be paid the fair value of the Repadre Shares held by such registered Shareholder determined by the Court as at the Effective Time on the Effective Date. The right to dissent is described in this Circular under "Dissenting Shareholders' Rights" and in the Plan of Arrangement. The Dissent Procedures require that a registered Shareholder who wishes to dissent must send to Repadre, at Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, a Dissent Notice such that it is received by Repadre not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the day of the Meeting (or any adjournment thereof). It is important that registered Shareholders strictly comply with the Dissent Procedures. Failure to comply with the Dissent Procedures may result in the loss or unavailability of the right to dissent. The complete text of section 185 of the OBCA is attached as Exhibit H to this Circular.

        The obligation of IAMGold to complete the Arrangement is subject to the condition that holders of not more than 10% of the issued Repadre Shares have exercised their Dissent Rights with respect to the Arrangement Resolution.

THE ARRANGEMENT

        Pursuant to the Arrangement Agreement, Repadre and IAMGold have agreed to complete the Arrangement pursuant to which, among other things, Repadre will amalgamate with IAMGold Subco, each Shareholder (other than a Shareholder who exercises the Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Repadre Shares held by such Shareholder on the basis of 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, Amalco will be a wholly-owned subsidiary of IAMGold and the Shareholder Rights Plan and the Rights will be terminated, all as provided in the Plan of Arrangement.

Background

        The following is a summary of the meetings, negotiations and discussions between Repadre and IAMGold that preceded the execution of the Arrangement Agreement.

        In early September 2000, Larry Phillips, the Vice President, Corporate Development of IAMGold, met with Joseph Conway, the President and Chief Executive Officer of Repadre, to discuss a possible transaction between IAMGold and Repadre. As a result of this meeting, IAMGold and Repadre entered into a confidentiality agreement on September 18, 2000 to enable the two companies to carry out due diligence reviews of each other's assets.

        During the course of its due diligence review of IAMGold, Repadre entered into confidentiality agreements with other parties. Pursuant to these agreements, Repadre provided access to confidential information pertaining to its business and assets with a view to exploring possible alternative transactions and maximizing shareholder value. Management maintained regular discussions with the Board of Directors and provided updates as to the status of various discussions with interested parties, including IAMGold. Mr. Donald K. Charter, a director of Repadre and, at the time, a director of IAMGold, declared a conflict and excluded himself from meetings regarding IAMGold.

        On December 11, 2000, IAMGold made a conditional proposal to Repadre with respect to a possible transaction. At about the same time, Repadre received a verbal indication of the value of Repadre in connection with a possible transaction proposed by one of the other parties with which Repadre had entered into a confidentiality agreement. The Board of Directors met on December 15, 2000 to consider the conditional proposal from IAMGold and discuss the verbal indication. Given the nature of the proposals, the Board of Directors authorized management to continue to negotiate with both parties and to address the conditional nature of IAMGold's proposal.

        Between December 15, 2000 and January 19, 2001, discussions continued with revised verbal or non-binding proposals for potential transactions being brought forward, including a verbal proposal from IAMGold. The Board of Directors rejected one of the proposals and recommended that management attempt to improve certain conditions, including the prospective exchange ratio, of the IAMGold verbal proposal.

        While negotiations with IAMGold continued through early February 2001, Repadre entered into additional confidentiality agreements with other parties and provided confidential information pertaining to its business and assets to the parties to these agreements. However, it soon became apparent that none of these parties was willing to proceed with a transaction.

        On or about March 7, 2001, IAMGold made a revised conditional proposal to Repadre with respect to a possible transaction. The Board of Directors rejected the proposal and reaffirmed its position with respect to certain terms of the proposal and the exchange ratio. Following this meeting, discussions with IAMGold terminated.

        In mid-June 2002, Mr. Phillips contacted Mr. Conway to reinitiate discussions of a possible business combination of IAMGold and Repadre in light of improved conditions for gold companies and the general consolidation occurring throughout the gold industry. During the discussion, IAMGold recognized that the value of Repadre's assets had strengthened and that a higher exchange ratio from the proposals in early 2001 would be appropriate. On June 21, 2002, IAMGold and Repadre reaffirmed the confidentiality agreement and the Board of Directors agreed to an exclusivity period extending to August 14, 2002, during which period Repadre agreed not to initiate or solicit other proposals. The exclusivity period expired and was not extended.

        On October 16, 2002, Repadre received a conditional offer by way of letter agreement from IAMGold outlining the terms of a business combination with Repadre. The Board of Directors met on October 21, 2002 to consider the offer. Mr. Conway disclosed that the proposal with IAMGold included the provision that he become the President and Chief Executive Officer of the combined company. The Board of Directors determined that certain terms of the offer were not acceptable, including the exchange ratio. The Board of Directors instructed management to renegotiate with IAMGold some of the terms of the offer and to indicate the exchange ratio that would be acceptable to Repadre.

        On October 23, 2002, Repadre received a revised conditional offer from IAMGold. The Board of Directors of Repadre met on October 24, 2002 to consider the revised offer. Repadre's outside counsel attended the meeting and reported on the merger process and directors' obligations. There remained a number of conditions to be resolved and the meeting was adjourned. On the same day, BMO Nesbitt Burns was engaged to provide a fairness opinion to the Board of Directors.

        On October 28, 2002, Repadre received a revised proposal from IAMGold that included the terms required by Repadre. The Board of Directors reconvened on October 28, 2002 and accepted the proposal by executing the letter agreement setting out the terms thereof. On the same day, a joint press release was issued by Repadre and IAMGold announcing the terms of the proposed transaction.

        On November 28, 2002, the Board of Directors received presentations from senior management as to the results of the due diligence examination of IAMGold, a presentation from senior management as to the results of the negotiation of the Arrangement Agreement and a presentation and verbal fairness opinion from BMO Nesbitt Burns (which opinion was confirmed by delivery of a written opinion) with respect to the Arrangement and reviewed the terms and conditions of the Arrangement Agreement. The Board of Directors then voted to approve the proposed transaction, subject to the satisfactory completion of the definitive agreement.

        Late on December 2, 2002, Repadre and IAMGold executed the Arrangement Agreement and a public announcement was made by joint press release of Repadre and IAMGold on the morning of December 3, 2002.

Reasons for the Transaction

        In reaching its conclusions that the Arrangement is fair to and in the best interests of the Shareholders and in recommending that the Shareholders vote in favour of the Arrangement Resolution, the Board of Directors considered information with respect to the business and affairs of Repadre and IAMGold as well as other factors. These factors include the following:

  (i)
  the combination of the businesses of Repadre and IAMGold is expected to create one of the strongest intermediate gold producers in the industry and is expected to provide shareholders with significant gold leverage at low risk through an unhedged non-operating strategy;

  (ii)
  after giving effect to the business combination with Repadre, IAMGold will have interests in four producing gold mines, two in Mali and two in Ghana, with attributable annual gold production of approximately 450,000 ounces at an average cash cost of approximately US$180 per ounce;

  (iii)
  after giving effect to the business combination with Repadre, IAMGold will have attributable reserves in excess of 3.4 million ounces of gold and attributable resources (including reserves) in excess of 5 million ounces of gold;

  (iv)
  the four producing gold mines in which IAMGold will have an interest are operated by major international mining companies with extensive experience in operating gold mines in Africa;

  (v)
  the producing gold mines in which IAMGold will have an interest are believed to have sufficient reserves and resources to ensure ongoing production at current gold prices for a minimum of four years for the mine with the earliest scheduled depletion;

  (vi)
  the combined entity will have a market capitalization of approximately Cdn$730 million (based on the closing price of the IAMGold Shares on the TSX on November 27, 2002, the day before the Board of Directors approved the Arrangement Agreement), US$60 million of discretionary cash and/or bullion on hand, attributable cash and/or bullion of US$80 million and no corporate debt;

  (vii)
  the combined entity will have a strong management team;

  (viii)
  the combined entity will have a portfolio of royalties, including a 1% royalty on the Diavik diamond property, and exploration assets;

  (ix)
  the financial analysis provided by BMO Nesbitt Burns to the Board of Directors and the opinion of BMO Nesbitt Burns that, as at the date of such opinion, the Exchange Ratio was fair to the Shareholders from a financial point of view;

  (x)
  the Exchange Ratio implies a price of Cdn$8.48 for each Repadre Share, representing a premium of 16.16% to the closing price per Repadre Share on the TSX on Friday, October 25, 2002, the last trading day immediately prior to the preliminary approval of the Arrangement by the Board of Directors on October 28, 2002;

  (xi)
  the Arrangement, in the view of the Board of Directors, is the best alternative for maximizing value for the Shareholders under the circumstances;

  (xii)
  pursuant to the Arrangement, Shareholders will receive all of their consideration in the form of IAMGold Shares and, as a result, will continue to have an investment in the gold mining industry through IAMGold;

  (xiii)
  for Canadian federal income tax purposes, Shareholders who hold their Repadre Shares as capital property generally will be able to exchange their Repadre Shares for IAMGold Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations"); and

  (xiv)
  under the terms of the Arrangement Agreement, the Board of Directors is able to consider or negotiate (in accordance with the provisions of the Arrangement Agreement) any bona fide Acquisition Proposal that may or may not be a Superior Proposal or approve or recommend to Shareholders or enter into an agreement in respect of a Superior Proposal (see "Non-solicitation").

        In reaching its determination, the Board of Directors also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of Repadre and IAMGold on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Repadre and IAMGold; (iii) historical information regarding the trading prices of the Repadre Shares and the IAMGold Shares; (iv) the other terms of the Arrangement, including the structure of the transaction; (v) the judicial and regulatory approval requirements, including approval by the Court; and (vi) the availability of the Dissent Rights.

        This discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor. The Board of Directors is, however, unanimous in its recommendation to the Shareholders that the Arrangement Resolution be approved at the Meeting.

Recommendation of the Board of Directors

        The Board of Directors unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

BMO Nesbitt Burns Fairness Opinion

        On November 28, 2002, BMO Nesbitt Burns delivered its verbal opinion to the Board of Directors to the effect that, as of such date, the Exchange Ratio was fair to Shareholders from a financial point of view. BMO Nesbitt Burns subsequently delivered the BMO Nesbitt Burns Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of the date thereof, the Exchange Ratio was fair to the Shareholders from a financial point of view.

        The complete text of the BMO Nesbitt Burns Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Exhibit G. The BMO Nesbitt Burns Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of Repadre, IAMGold or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Arrangement. Shareholders are urged to, and should, read the BMO Nesbitt Burns Fairness Opinion in its entirety.

        Neither BMO Nesbitt Burns nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Repadre, IAMGold, or any of their respective associates or affiliates.

        BMO Nesbitt Burns has recently acted as lead underwriter on an offering of Repadre Shares and acted as a co-manager on an offering of IAMGold Shares.

        BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of Repadre and IAMGold and, from time to time, has executed or may execute transactions on behalf of Repadre and IAMGold for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including Repadre and IAMGold and their securities.

        BMO Nesbitt Burns was entitled to be paid a fee upon delivery of the fairness opinion to the Board of Directors.

        BMO Nesbitt Burns is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The BMO Nesbitt Burns Fairness Opinion and the form and content thereof have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

        In connection with rendering its opinion, BMO Nesbitt Burns reviewed and relied upon, or carried out, among other things, the following: (i) the audited annual financial statements and the interim financial statements, annual reports, quarterly reports and annual information forms for each of the three consecutive fiscal years ended December 31, 2001 and the interim reports for the three quarters ended September 30, 2002 of Repadre and IAMGold; (ii) the short form prospectus of Repadre dated June 7, 2002, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of Repadre Shares pursuant to that prospectus; (iii) the short form prospectus of IAMGold dated May 30, 2002, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of IAMGold Shares pursuant to that prospectus; (iv) public information relating to the business, operations, financial performance and stock trading history of Repadre and IAMGold; (v) the letter agreement between IAMGold and Repadre dated October 28, 2002 outlining the terms and conditions of the transaction; (vi) a draft Arrangement Agreement, in substantially final form; (vii) discussions with management of Repadre regarding analysis of past, and expectations of future, performance, business operations and financial condition of Repadre; (viii) discussions with management of Repadre and IAMGold regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of, the transaction; (ix) financial models provided by the management of each of Repadre and IAMGold; (x) discussions with the management of Repadre, IAMGold and AngloGold Limited ("AngloGold") with respect to the underlying assumptions of the financial models provided by each of Repadre and IAMGold; (xi) information from physical visits to the Sadiola Gold Mine and the Yatela Gold Mine during which there was an opportunity to meet AngloGold on-site management; (xii) information with respect to other transactions of a comparable nature that it considered relevant; (xiii) information with respect to the trading value of public companies that it considered relevant; (xiv) a letter of representation as to certain factual matters provided by senior officers of Repadre; and (xv) such other information, investigations and analyses as it considered appropriate in the circumstances.

        The BMO Nesbitt Burns Fairness Opinion states that BMO Nesbitt Burns has not, to its knowledge, been denied access by Repadre or IAMGold to any information relating to Repadre, IAMGold or the transaction in the course of the preparation of its opinion.

        The BMO Nesbitt Burns Fairness Opinion states that BMO Nesbitt Burns has relied upon, and has assumed the completeness, accuracy and fair representation of, all financial and other information, data, advice, opinions and representations ("Information") obtained by it from public sources or provided to it by Repadre and IAMGold and their respective affiliates or advisors or otherwise pursuant to its engagement. It also assumed the accuracy of all representations and warranties provided by Repadre and IAMGold in the Arrangement Agreement and that the transaction can be completed on the basis provided in the Arrangement Agreement. The BMO Nesbitt Burns Fairness Opinion is conditional upon such completeness, accuracy and fair representation and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any Information. In this context, it assumed that there is no Information relating to the business, operations, capital or prospects of Repadre or IAMGold that is or could reasonably be expected to be material to its opinion that has not been publicly disclosed by Repadre or IAMGold. Subject to the exercise of professional judgment, BMO Nesbitt Burns did not attempt to verify independently the accuracy, completeness or fair representation of any such Information. Senior officers of Repadre have represented to BMO Nesbitt Burns, among other things, that the Information provided to it by or on behalf of Repadre was complete and correct at the date the Information was provided to BMO Nesbitt Burns and that since the date of the Information, there has been no change or occurrence that renders, or could reasonably be expected to render any of that Information untrue or misleading in any material respect.

        The BMO Nesbitt Burns Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of Repadre and IAMGold as was reflected in the Information. In its analyses and in connection with the preparation of its opinion, BMO Nesbitt Burns made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the transaction.

Support of Significant Shareholders

        Dundee Bancorp Inc. beneficially owns 6,507,200 Repadre Shares, representing approximately 16.55% of the Repadre Shares outstanding. Dundee Bancorp Inc. has confirmed to IAMGold that, prior to the earlier of the Completion Deadline and February 28, 2003, it will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of Repadre; or

  (b)
  sell the Repadre Shares beneficially owned by it as a block to any person.

The obligations of Dundee Bancorp Inc. will automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of Repadre withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of Repadre and may be terminated at the option of Dundee Bancorp Inc. if any event occurs that permits Repadre to terminate the Arrangement Agreement whether or not terminated by Repadre.

        William D. Pugliese and Mark Nathanson, each a Co-Chairman and a director of IAMGold, own or exercise control or direction over, directly or indirectly, IAMGold Shares representing 16.9% and 9.25%, respectively, of the IAMGold Shares outstanding. Each of Messrs. Pugliese and Nathanson has agreed that he will not:

  (a)
  solicit or initiate any inquiries or proposals, participate, directly or indirectly, in any discussions or negotiations or enter into any agreement regarding any Acquisition Proposal in respect of IAMGold; or

  (b)
  sell the IAMGold Shares owned by him, or which he exercises control or direction over, directly or indirectly, as a block to any person.

        The obligations of each of Messrs. Pugliese and Nathanson will also automatically terminate if the Arrangement Agreement is terminated for any reason or the directors of IAMGold withdraw their approval of the Arrangement or approve or recommend any Superior Proposal in respect of IAMGold and may be terminated at his option in any event that permits IAMGold to terminate the Arrangement Agreement whether or not terminated by IAMGold.

Court Approval and Completion of the Arrangement

        The Arrangement requires the approval of the Shareholders at the Meeting and approval by the Court. Prior to the mailing of this Circular, Repadre obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order is attached as Exhibit A-1 and A-2, respectively, to this Circular.

        Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on January 7, 2003 at 10:00 a.m. (Toronto time) or shortly thereafter in the Court at 393 University Avenue, Toronto, Ontario. All Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming that the Final Order is granted and the other conditions to the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.

        It is currently anticipated that the Effective Date will occur on or about January 7, 2003.

Exchange Procedures

        At or promptly after the Effective Time, IAMGold will deposit with the Depositary or otherwise make available certificates representing the number of IAMGold Shares required to be issued to the Shareholders. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Repadre Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of IAMGold Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

        In the event of a transfer of ownership of Repadre Shares that is not registered in the transfer records of Repadre, a certificate representing the proper number of IAMGold Shares may be issued to the transferee if the certificate representing such Repadre Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

        Until surrendered, each certificate which immediately prior to the Effective Time represented Repadre Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing IAMGold Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

        No fractional IAMGold Shares will be issued to Shareholders upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares to which a Shareholder would otherwise be entitled will be rounded down to the next whole number of IAMGold Shares.

        If any certificate that immediately prior to the Effective Time represented outstanding Repadre Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing IAMGold Shares deliverable in respect thereof in accordance with such holder's Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing IAMGold Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to IAMGold and the Depositary in such amount as IAMGold and the Depositary may direct or otherwise indemnify IAMGold and the Depositary in a manner satisfactory to IAMGold and the Depositary against any claim that may be made against IAMGold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

        No dividends or other distributions declared or made after the Effective Time with respect to IAMGold Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Repadre Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing IAMGold Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such IAMGold Shares.

        IAMGold and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Repadre Shares or IAMGold Shares such amounts as IAMGold or the

Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

        To the extent that a Shareholder has not surrendered the certificates representing the Repadre Shares held by such Shareholder on or before the date which is six years after the Effective Date (the "final proscription date"), then the IAMGold Shares which such Shareholder was entitled to receive will be delivered to IAMGold by the Depositary for cancellation and will be cancelled by IAMGold, and the interest of the Shareholder in such IAMGold Shares will be terminated as of such final proscription date.

Description of Plan of Arrangement

        Subject to the conditions in the Arrangement Agreement being satisfied or waived, Repadre will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 182 of the OBCA. Pursuant to the Plan of Arrangement, among other things, Repadre and IAMGold Subco will amalgamate under the OBCA and each Shareholder (other than a Shareholder who exercises the Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Repadre Shares held by such Shareholder on the basis of 1.6 IAMGold Shares for each Repadre Share held by such Shareholder, all as provided in the Plan of Arrangement. The rights attaching to the IAMGold Shares, the first preference shares of IAMGold and second preference shares of IAMGold are described under "Description of Share Capital" in Exhibit B to this Circular.

        At the Effective Time on the Effective Date, subject to the provisions of the Plan of Arrangement, the following will occur without any further act or formality:

  (a)
  Repadre and IAMGold Subco will amalgamate under the OBCA;

  (b)
  each Repadre Share (except for those in respect of which Dissent Rights are exercised) will be exchanged for 1.6 IAMGold Shares;

  (c)
  each holder of a Repadre Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Repadre Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Repadre Shares to which such holder was theretofore entitled upon such exercise;

  (d)
  each share of IAMGold Subco will be exchanged for one share of Amalco;

  (e)
  Amalco will be wholly-owned by IAMGold; and

  (f)
  the Shareholder Rights Plan will terminate and all of the Rights will be null and void and will be terminated without any payment in respect thereof.

        No fractional IAMGold Shares will be issued to Shareholders upon the surrender of Repadre Shares for exchange. Any fractional number of IAMGold Shares to which a Shareholder would otherwise be entitled, will be rounded down to the next whole number of IAMGold Shares.

        Assuming (i) that there are 39,306,870 Repadre Shares outstanding as at the Effective Date (which assumes that no Repadre Options are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 62,890,992 IAMGold Shares in connection with the Arrangement. Assuming (i) that there are 41,056,870 Repadre Shares outstanding as at the Effective Date (which assumes that all outstanding Repadre Options that are in-the-money at the date hereof are exercised), and (ii) that no Shareholder exercises Dissent Rights, IAMGold will issue approximately 65,690,992 IAMGold Shares in connection with the Arrangement. Based on the foregoing assumptions, following the consummation of the Arrangement, former Shareholders will own approximately 44.4% or 45.5%, respectively, of the outstanding IAMGold Shares.

THE ARRANGEMENT AGREEMENT

        The following is a summary of the material provisions of the Arrangement Agreement not previously described under "The Arrangement" and is qualified in its entirety by the complete text thereof. The complete text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, is attached as Exhibit F to this Circular.

Representations and Warranties

        The Arrangement Agreement contains various representations and warranties of IAMGold to Repadre with respect to IAMGold, its Subsidiaries and, in most cases to the knowledge of IAMGold, its Significant Interest Companies and of Repadre to IAMGold with respect to Repadre, its Subsidiaries and, in most cases to the knowledge of Repadre, its Significant Interest Companies. These representations and warranties relate to, among other things: (a) their corporate organization, existence and similar corporate matters; (b) their capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) the execution and delivery of the Arrangement Agreement and consummation of the transactions contemplated thereby not conflicting with or resulting in a violation or breach of, or giving rise to a right of termination or acceleration of any indebtedness under, or resulting in the imposition of any encumbrance on their assets under their articles or by-laws, any law, regulation, order, judgment or decree or any contract or agreement; (e) there being no default under or any event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any contract, agreement or licence; (f) since December 31, 2001, their having conducted business in the ordinary and regular course of business consistent with past practice; (g) employment and labour matters; (h) the audited consolidated financial statements for the financial years ended December 31, 2001 and 2000 and the unaudited interim financial statements for the nine-month period ended September 30, 2002 having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (i) completeness and accuracy of financial and corporate books and records; (j) the absence of litigation, other than as publicly disclosed; (k) the title to properties and assets; (l) compliance with environmental laws; (m) insurance matters; (n) the filing of tax returns, the payment of taxes and other tax matters; (o) the ownership of intellectual property; (p) pension and employee benefits; (q) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (r) compliance with applicable laws; and (s) the full disclosure of all information requested and the accuracy of such information.

Covenants

        Until the Effective Date or the date upon which the Arrangement Agreement is terminated, each of IAMGold and Repadre is required, is required to cause each of its Subsidiaries and, in most cases, is required to use its commercially reasonable efforts to cause its Significant Interest Companies, to conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice. In addition, each of IAMGold and Repadre is required (except as contemplated by the Arrangement Agreement or as disclosed to the other party in writing or the other party may agree in writing) to, among other things:

  (a)
  not directly or indirectly do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares other than the issuance of shares pursuant to options to acquire such shares existing at the date of the Arrangement Agreement;

  (ii)
  other than pursuant to obligations under existing contracts, sell, lease or otherwise dispose of material property or assets or enter into any agreement or commitment in respect thereof;

  (iii)
  amend or propose to amend its articles, by-laws or, except as disclosed under "Interests of Certain Persons in the Transaction", any of the terms of its outstanding options;

  (iv)
  split, combine or reclassify any shares or declare or pay any dividend or other distribution (in cash, securities, property or otherwise) with respect to its shares;

    (v)
    redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments;

    (vi)
    reorganize, amalgamate or merge with any person;

    (vii)
    acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

    (viii)
    (A)   satisfy or settle any claims or liabilities which are, individually or in the aggregate, in excess of a specified amount;

    (B)
    relinquish any contractual rights which are, individually or in the aggregate, in excess of a specified amount; or

    (C)
    enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

    (x)
    except as required by Canadian generally accepted accounting principles or applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices;

  (b)
  other than pursuant to existing employment arrangements, modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, benefits, incentive compensation, severance or termination pay to, or make any loan to, any employee, officer or director;

  (c)
  use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

  (d)
  not take any action that would interfere with or be inconsistent with the completion of the Arrangement or would render, or reasonably may be expected to render, any of its representations or warranties in the Arrangement Agreement untrue and promptly notify the other party of:

  (i)
  any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect;

  (ii)
  any material complaint, investigation or hearing;

  (iii)
  any breach of a covenant in the Arrangement Agreement; or

  (iv)
  any event that would render any representation or warranty contained in the Arrangement Agreement untrue or incorrect;

  (e)
  not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

  (f)
  use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations under the Arrangement Agreement and to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or advisable to complete the Arrangement; not take any action, refrain from taking action or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or which would have a Material Adverse Effect; in all material respects, conduct itself so as to keep the other party fully informed; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the Arrangement; and use commercially reasonable efforts to conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date; and

  (g)
  make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status.

Conditions to the Transaction

        The obligations of Repadre and IAMGold to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved by the Shareholders at the Meeting, (ii) the Final Order having been granted by the Court, (iii) there not being any law, ruling or order and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could be materially adverse to Repadre or IAMGold, on a consolidated basis, and (iv) all regulatory, third person and other consents and approvals having been obtained.

        The obligations of Repadre to complete the Arrangement are subject to the satisfaction of certain conditions in its favour, including, among others, (i) the representations and warranties of IAMGold under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and IAMGold or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of IAMGold and its Subsidiaries, on a consolidated basis, and (iii) IAMGold having complied in all material respects with its covenants in the Arrangement Agreement.

        The obligations of IAMGold to complete the Arrangement are subject to the satisfaction of certain conditions in its favour including, among others, (i) the representations and warranties of Repadre under the Arrangement Agreement being true and correct in all material respects, (ii) from the date of the Arrangement Agreement to the Effective Time, there having not occurred, and Repadre or any of its Subsidiaries having not incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than as caused by any change in the market price of gold) that, either individually or in the aggregate, have or could reasonably be expected to have, an adverse economic impact of at least Cdn$25 million on the business, assets or financial condition of Repadre and its Subsidiaries, on a consolidated basis, (iii) Repadre having complied in all material respects with its covenants in the Arrangement Agreement, (iv) the operation of the Shareholder Rights Plan having been terminated, and (v) Shareholders holding 10% or less of the Repadre Shares having exercised Dissent Rights.

        The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

Amendment and Waiver

        The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the Meeting, but not later than the Effective Date and any such amendment may, subject to applicable law or the Interim Order, without limitation, (i) change the time for performance of any of the obligations or acts of the parties, (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or any document delivered pursuant to the Arrangement Agreement, (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the parties, and (iv) waive compliance with or modify any condition contained in the Arrangement Agreement (except that the terms of section 3.01 of the Plan of Arrangement, which provides for, among other things, the Exchange Ratio, cannot be amended without the approval of Shareholders). If Repadre or IAMGold, as the case may be, proposes any amendment to the Arrangement Agreement or the Plan of Arrangement, the other must consider such amendment and if it and its security holders are not prejudiced by reason of such amendment, it is required to cooperate in ensuring that such amendment can be effected subject to applicable law and the rights of the Shareholders.

Non-solicitation

        Pursuant to the Arrangement Agreement, until the later of the Completion Deadline and the date on which any amount required to be paid by IAMGold or Repadre, as the case may be (the "Paying Party"), pursuant to the Arrangement Agreement has actually been received by the other of them (the "Non-Paying Party"), the Paying Party cannot, directly or indirectly, (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in any manner adverse to the Non-Paying Party the approval of its directors of the Arrangement, (d) agree to, approve or recommend any Acquisition Proposal, or (e) enter into any agreement related to any Acquisition Proposal. Notwithstanding the foregoing, nothing will prevent the directors of the Paying Party from (i) considering or negotiating any unsolicited bona fide Acquisition Proposal that may or may not be a Superior Proposal, or (ii) approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal. Each of IAMGold and Repadre must within 48 hours notify the other of them of any Acquisition Proposal which any director or senior officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

Superior Proposals

        Until the later of the Completion Deadline and the date on which any amount required to be paid by the Paying Party pursuant to the Arrangement Agreement has actually been received by the Non-Paying Party, neither the Paying Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) the Paying Party has provided the Non-Paying Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Paying Party received notice of the determination of the directors of the Paying Party to accept, approve, recommend or to enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Paying Party received a copy of such Superior Proposal and the Non-Paying Party has not within such five Business Day period agreed to at least match the value per common share of the Paying Party of such Superior Proposal determined in each case as of such later date by the directors of the Paying Party in good faith.

Termination and Termination Fees

        The Arrangement Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by the mutual consent of the parties;

  (b)
  by either party if:

  (i)
  a mutual condition or a condition in its favour is not satisfied; or

  (ii)
  the Effective Date is not on or before the Completion Deadline;

  (c)
  by IAMGold if:

  (i)
  the directors of Repadre withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

  (d)
  by Repadre if:

  (i)
  the directors of IAMGold withdraw or modify in a manner adverse to Repadre their approval of the Arrangement or approve or recommend any Superior Proposal;

  (ii)
  the Repadre Meeting is held and completed and the Shareholders do not approve the Arrangement; or

  (iii)
  it determines that an Acquisition Proposal in respect of Repadre constitutes a Superior Proposal.

        In the event that the Arrangement Agreement is terminated by (i) IAMGold pursuant to paragraph (b) above because Repadre fails to submit the Arrangement for approval by the Shareholders at the Meeting or fails to solicit proxies, (ii) IAMGold pursuant to paragraph (c) (i) above, (iii) Repadre pursuant to paragraph (d) (iii) above, or (iv) IAMGold or Repadre in the event that any Acquisition Proposal in respect of Repadre is made or there has been a public announcement of an intention to make such an Acquisition Proposal, such Acquisition Proposal or announced intention is not publicly withdrawn prior to the Meeting and the Shareholders do not approve the Arrangement at the Meeting; then Repadre will be required to pay to IAMGold, within five Business Days, Cdn$5 million in immediately available funds.

        In the event that the Arrangement Agreement is terminated by Repadre pursuant to paragraph (d)(i) above or by IAMGold pursuant to paragraph (c)(iii) above, then IAMGold will be required to pay to Repadre, within five Business Days, Cdn$5 million in immediately available funds.

Expenses of the Transaction

        The Arrangement Agreement provides that each of Repadre and IAMGold is to pay its own expenses incurred in connection therewith and the completion of the transactions contemplated thereby.

Shareholder Rights Plan

        Pursuant to the Shareholder Rights Plan, one Right attaches to each Repadre Share. Each Right has an initial exercise price of $50 and, when exercised, entitles the holder to purchase from Repadre, at the exercise price, Repadre Shares with an aggregate market value equal to twice the exercise price. The Rights are exercisable if any person acquires more than 20% of Repadre's voting shares or engages in certain types of transactions with Repadre other than with the approval of the Board of Directors or pursuant to a permitted bid procedure. The Rights expire in accordance with their terms on the close of business the day of Repadre's annual general meeting in respect of the financial year of Repadre ending December 31, 2003.

        The Board of Directors has waived the provisions of the Shareholder Rights Plan in connection with the Arrangement Agreement. Pursuant to the Plan of Arrangement, at the Effective Time, the Shareholder Rights Plan will terminate and all of the Rights will be null and void and will terminate without any payment in respect thereof.

STOCK EXCHANGE LISTINGS

        The TSX has conditionally approved the listing of the IAMGold Shares to be issued in connection with the Arrangement, subject to IAMGold fulfilling all of the requirements of the TSX. The IAMGold Shares to be issued in connection with the Arrangement will also be listed on the AMEX, subject to IAMGold fulfilling all of the requirements of the AMEX.

PRICE RANGES AND TRADING VOLUMES

        The Repadre Shares are listed on the TSX under the symbol "RPD". The following table sets forth the high and low prices and trading volumes of the Repadre Shares on the TSX for the periods indicated.

	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)
2001
First Quarter	2.60	2.05	1,006
Second Quarter	3.20	2.32	1,504
Third Quarter	3.90	2.78	2,155
Fourth Quarter	4.50	3.36	1,883
2002
First Quarter	6.73	4.20	5,523
Second Quarter	9.31	6.00	6,514
Third Quarter	8.88	5.00	2,825
October	8.51	6.94	2,966
November	9.32	7.75	2,498
December*	8.99	7.91	1,773

*
(to December 5, 2002)

        The IAMGold Shares are listed on the TSX under the symbol "IMG". The following table sets forth the high and low prices and trading volumes of the IAMGold Shares on the TSX for the periods indicated.

	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)
2001
First Quarter	2.75	2.11	1,845
Second Quarter	3.50	2.25	10,296
Third Quarter	3.50	2.54	3,467
Fourth Quarter	4.11	3.15	7,714
2002
First Quarter	5.77	4.01	10,474
Second Quarter	8.75	5.25	21,669
Third Quarter	7.19	4.01	12,861
October	6.05	4.86	3,549
November	6.06	5.04	4,114
December*	5.72	5.05	2,586

*
(to December 5, 2002)

        On December 2, 2002, the IAMGold Shares commenced trading on the AMEX under the symbol "IAG".

ACCOUNTING TREATMENT

        The transaction will be treated as a purchase for financial reporting and accounting purposes, in accordance with Canadian generally accepted accounting principles. Under the purchase method of accounting, the financial statements of IAMGold will reflect the acquisition of Repadre from the date of acquisition (being the Effective Date). For a presentation of certain pro forma effects of the accounting treatment on the combined financial position and results of operations of IAMGold after giving effect to the purchase of Repadre by IAMGold, reference is made to the pro forma consolidated financial information attached as Exhibit E to this Circular.

ISSUE AND RESALE OF IAMGOLD SHARES

Canada

        The issue of the IAMGold Shares in connection with the Arrangement will be exempt from the prospectus and registration requirements of the securities legislation of the provinces and territories of Canada, subject, in the case of the Province of Québec, to the receipt of regulatory approval.

        The first trade of IAMGold Shares issued to a Shareholder in connection with the Arrangement will not be subject to any restricted or hold period if: (i) at the time of such first trade, IAMGold is a reporting issuer or the equivalent under the legislation of certain prescribed jurisdictions in Canada (IAMGold currently being a reporting issuer or the equivalent in all such jurisdictions); (ii) no unusual effort is made to prepare the market or to create a demand for the IAMGold Shares which are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (iv) if the seller of the securities is an insider or officer of IAMGold, the seller has no reasonable grounds to believe that IAMGold is in default of any requirement of the applicable legislation; and (v) except in Québec, the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of IAMGold so as to affect materially the control of IAMGold (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of IAMGold being deemed, in the absence of evidence to the contrary, to affect materially the control of IAMGold).

United States

        The IAMGold Shares to be issued to holders of Repadre Shares are not required to be, and will not be, registered under the U.S. Securities Act. Such shares will be issued in reliance upon the exemption provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general registration requirement, securities issued in exchange for one or more outstanding securities where the terms and conditions of the issue and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issue of securities in exchange for other outstanding securities. See "Court Approval and Completion of the Arrangement".

        The IAMGold Shares received in exchange for Repadre Shares in the Arrangement will be freely transferable under U.S. federal securities laws, except IAMGold Shares received by persons who, immediately prior to the Effective Time, are affiliates of Repadre or IAMGold, and IAMGold Shares held after the Effective Time by affiliates of IAMGold. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as the principal shareholders of such issuer.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to holders of Repadre Shares in respect of the Arrangement and the exercise of dissent rights as described herein. This summary applies generally to holders who, for purposes of the ITA, hold their Repadre Shares as capital property, deal at arm's length with Repadre and will continue to deal at arm's length with IAMGold and Amalco. This summary applies to an individual or a corporation, but does not apply to any holder that is a "financial institution" for purposes of the mark-to-market rules contained in the ITA.

        This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposals to amend the ITA and regulations publicly announced by the Minister of Finance (Canada) (the "Proposed Amendments") prior to the date hereof and on the current published administrative practices of Canada Customs and Revenue Agency ("CCRA").

        This summary does not take into account or anticipate provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein. It has been assumed that the Proposed

Amendments will be enacted in their present form and that there will be no other relevant amendment of any governing law, whether by judicial, legislative or governmental action.

        This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisers with respect to the income tax consequences to them of the Arrangement (including the exercise of dissent rights) under federal, provincial, territorial and other applicable tax legislation. The discussion below is qualified accordingly.

        The Repadre Shares should generally constitute "capital property" to a holder unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such securities. Certain Shareholders resident in Canada whose Repadre Shares might not otherwise qualify as a "capital property" may be entitled to obtain such qualification by making the election permitted by subsection 39(4) of the ITA.

Residents of Canada

  The Amalgamation

        Shareholders (other than Dissenting Shareholders) who are resident or deemed to be a resident of Canada for the purposes of the ITA will realize neither a capital gain nor a capital loss on the amalgamation under the Arrangement as a result of which Repadre Shares are exchanged for IAMGold Shares. The cost of such IAMGold Shares to a holder will be equal to the aggregate adjusted cost base of the shares so exchanged for IAMGold Shares by virtue of the Arrangement. A Shareholder's cost of such IAMGold Shares must be averaged with the adjusted cost base of any IAMGold Shares that may be held by the Shareholder at that time to determine the adjusted cost base of all of the IAMGold Shares held by the Shareholder.

  Dissenting Shareholders

        Shareholders who intend to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of Dissent Rights described under "Dissenting Shareholders' Rights". Under the current published administrative practices of CCRA, a Dissenting Shareholder who receives a cash payment (other than interest) from Amalco in respect of the fair value of Repadre Shares will be considered to have disposed of such Repadre Shares for proceeds of disposition equal to the cash proceeds received. Such a Shareholder will realize a capital gain (or a capital loss), to the extent that such proceeds of disposition exceed, (or are exceeded by), the aggregate of the adjusted cost base of the Repadre Shares to the Dissenting Shareholder and any reasonable costs of disposition.

        Generally, Dissenting Shareholders will be required to include in computing their income under the ITA one-half of any capital gain (a "taxable capital gain") and may apply one-half of any capital loss against taxable capital gains in accordance with the detailed rules contained in the ITA. Individual Shareholders who realize a capital gain may be subject to the alternative minimum tax under the ITA. Such a capital loss may in certain circumstances be reduced by the amount of certain dividends, including deemed dividends, which have been received on the Repadre Shares.

        A Dissenting Shareholder who receives interest will be required to include the full amount of such interest in the Dissenting Shareholder's income.

Non-Residents of Canada

        The tax treatment of non-residents of Canada under the ITA and the following discussion can be affected by the provisions of an applicable income tax convention. Non-residents are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax convention in their particular circumstances.

  The Amalgamation

        Non-resident Shareholders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the Arrangement as a result of which Repadre Shares are exchanged for IAMGold Shares. The cost of such IAMGold Shares to a Shareholder will be equal to the aggregate adjusted cost base of the shares so exchanged for IAMGold Shares by virtue of the Arrangement. A non-resident Shareholder's cost of such IAMGold Shares must be averaged with the adjusted cost base of any other IAMGold Shares that may be held by the non-resident Shareholder at that time to determine the adjusted cost base of all of the IAMGold Shares held by the non-resident Shareholder.

  Dissenting Shareholders

        Non-resident Shareholders are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their Dissent Rights. Non-resident Shareholders generally will not be subject to tax under the ITA in respect of any capital gain realized on a disposition of shares unless such shares constitute or are deemed to constitute "taxable Canadian property" to the shareholder. The Repadre Shares would constitute "taxable Canadian property" if: (i) they are capital property of the holder used in carrying on a business (other than an insurance business) in Canada; (ii) they are capital property of an insurer that is its designated insurance property for the year; (iii) the holder and/or persons with whom the holder did not deal at arm's length owned at any time during the five year period prior to the Arrangement 25% or more of the issued shares of any class of the capital stock of Repadre; or (iv) they are property received by the holder in exchange for property that was "taxable Canadian property" where the exchange was effected pursuant to certain "rollover" transactions under the Tax Act.

        A non-resident Shareholder whose Repadre Shares constitute or are deemed to constitute "taxable Canadian property" and for which the disposition of such shares is not protected under a tax treaty, is referred to the discussion above under "Residents of Canada" for general information regarding the treatment of the disposition under the ITA. The non-resident Shareholder will be required to file a tax return under the ITA.

        Even if the Repadre Shares constitute or are deemed to constitute "taxable Canadian property" to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the ITA may be available under the terms of an applicable tax treaty between Canada and the country of residence of the non-resident.

        Interest paid to a non-resident dissenting shareholder will generally be subject to Canadian non-resident tax at the rate of 25% on the gross amount of the interest. Tax relief may be available under the terms of an applicable tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following summary discusses certain U.S. federal income tax consequences of the Arrangement to U.S. holders. For purposes of this discussion, a "U.S. holder" means a beneficial owner of Repadre Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (iii) a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source. This discussion does not apply to Repadre Shares held by a partnership or an entity treated as a partnership for U.S. tax purposes.

        This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion applies only to U.S. holders that hold their Repadre Shares and will hold the IAMGold Shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its own investment circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies and tax-exempt organizations. Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws. Neither Repadre nor IAMGold has requested a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the Arrangement and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below. Accordingly, each

U.S. holder is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to it of the Arrangement and owning the IAMGold Shares.

  PFIC Status of Repadre

        Repadre believes it is a passive foreign investment company for U.S. federal income tax purposes (a "PFIC") and this discussion assumes Repadre is a PFIC. This discussion applies only to a U.S. holder that has not made an election to treat Repadre as a "qualified electing fund" under the rules applicable to PFICs.

  Exchange of Repadre Shares for IAMGold Shares

        A U.S. holder will be required to recognize gain or loss on the exchange of its Repadre Shares for IAMGold Shares based on the difference between the fair market value of the IAMGold Shares received and the U.S. holder's adjusted tax basis in the Repadre Shares exchanged. Any gain generally will be treated as an "excess distribution" under the PFIC rules reportable on IRS Form 8621 and will be ordinary income and subject to tax at the highest marginal rates. Unless the holder has previously made an election to mark the Repadre Shares to market, an interest charge will apply to the tax due on the gain to reflect the value of deferral of U.S. tax attributable to undistributed earnings of Repadre for the period during which the Repadre Shares were owned. Any loss generally will be capital loss.

        A U.S. holder's tax basis in the IAMGold Shares received will be equal to their fair market value when received. The holder's holding period for the IAMGold Shares will begin on the date the IAMGold Shares are received.

  Exchange of Repadre Shares for Cash

        A U.S. holder that exercises Dissent Rights and receives cash for its Repadre Shares will recognize gain or loss based on the difference between the cash received and the holder's adjusted tax basis in the Repadre Shares exchanged. Any gain will be taxed as described above. Any loss generally will be capital loss.

  Ownership and Disposition of IAMGold Shares

        Repadre believes IAMGold is not and does not expect to become a PFIC, a foreign personal holding company (a "FPHC") or a controlled foreign corporation (a "CFC") for U.S. federal income tax purposes. If IAMGold were or were to become a PFIC, a FPHC or a CFC, certain U.S. holders may be required to include in their taxable income certain undistributed amounts of IAMGold's income or to pay an interest charge together with tax calculated at the highest marginal rates on certain "excess distributions" made by IAMGold, including gain on the disposition of IAMGold Shares. U.S. holders should consult their own tax advisors for specific advice concerning the U.S. tax consequences of owning and disposing of the IAMGold Shares.

  Backup Withholding

        Certain non-corporate U.S. holders may be subject to 30% backup withholding on cash payments received. Backup withholding will not apply, however, to a U.S. holder that (i) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or (ii) is otherwise exempt from backup withholding.

        If a U.S. holder does not provide a taxpayer identification number, such U.S. holder may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. holder's U.S. federal income tax liability. U.S. holders should consult their own tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining exemption.

  Reporting Requirements

        A U.S. holder receiving IAMGold Shares as a result of the Arrangement may be required to retain records related to such U.S. holder's Repadre Shares, and file with its federal income tax return a statement setting forth facts relating to the Arrangement.

ELIGIBILITY FOR INVESTMENT

        The IAMGold Shares to be issued pursuant to the Arrangement will be "qualified investments" for trusts governed by registered retirement savings plans, deferred profit sharing plans and registered retirement income funds and, based upon a certificate provided by an officer of IAMGold, will not constitute "foreign property" for purposes of Part XI of the ITA for trusts governed by registered pension plans and for certain other persons to whom Part XI of the ITA is applicable.

DISSENTING SHAREHOLDERS' RIGHTS

        Registered Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. Section 185 of the OBCA is reprinted in its entirety as Exhibit H to this Circular. The following summary is qualified by the provisions of section 185 of the OBCA, the Interim Order and the Plan of Arrangement.

        The obligation of IAMGold to complete the Arrangement is subject to the condition that the holders of not more than 10% of the outstanding Repadre Shares exercise their Dissent Rights with respect to the Arrangement Resolution.

        In the event the Arrangement becomes effective, a Dissenting Shareholder who complies with section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, will be entitled to be paid by Amalco the fair value of the Repadre Shares held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

        A registered Shareholder who wishes to exercise Dissent Rights must send a Dissent Notice to Repadre, such that it is received by Repadre not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the day of the Meeting (or any postponement or adjournment thereof), at Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, Attention: Secretary. The filing of a Dissent Notice does not deprive a Shareholder of the right to vote; however, the OBCA provides, in effect, that a Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Repadre Shares voted in favour of the Arrangement Resolution. The OBCA does not provide, and Repadre will not assume, that a vote against the Arrangement Resolution constitutes a Dissent Notice. In addition, the execution or exercise of a proxy does not constitute a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may only dissent with respect to all Common Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

        Repadre is required, within 10 days after the Shareholders adopt the Arrangement Resolution, to send to each registered Shareholder who has filed a Dissent Notice notice that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any registered Shareholder who voted for the Arrangement Resolution or who has withdrawn such Dissent Notice.

        A Dissenting Shareholder must then, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Repadre a written notice (a "Payment Demand") containing the name and address of the Dissenting Shareholder, the number of Repadre Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of such Repadre Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to Repadre or Computershare the certificates representing the Repadre Shares in respect of which such Payment Demand was made. A Dissenting Shareholder who fails to send the certificates representing the Repadre Shares in respect of which the Dissent Right has been exercised has no right to make a claim under section 185 of the OBCA. Repadre or Computershare will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

        On sending a Payment Demand to Repadre, a Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of the Repadre Shares in respect of which such

Payment Demand was made, except pursuant to the provisions of section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement.

        Amalco is required, not later than seven days after the later of the Effective Date or the date on which Repadre received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written offer to pay ("Offer to Pay") for the Repadre Shares in respect of which such Payment Demand was made in an amount considered by the board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Amalco is required to pay for the Repadre Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Amalco does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If Amalco fails to make an Offer to Pay for the Repadre Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, Amalco may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Repadre Shares of Dissenting Shareholders. If Amalco fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose Repadre Shares have not been purchased by Amalco will be joined as parties and bound by the decision of the Court, and Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Repadre Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Amalco in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder's Repadre Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        The foregoing is only a summary of the provisions of Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, which provisions as so modified are technical and complex. It is suggested that any Shareholder wishing to exercise Dissent Rights seek legal advice as failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder's Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Canadian Federal Income Tax Considerations".

RISK FACTORS

        The following risk factors relating to the Exchange Ratio being fixed and fractional interests in IAMGold Shares being rounded down should be considered by Shareholders in evaluating whether to vote in favour of the Arrangement Resolution. Risk factors relating to the business of IAMGold following the completion of the Arrangement are described under "Risk Factors" in Exhibit B to this Circular. All of the risk factors described below and in Exhibit B to this Circular should be considered by Shareholders in conjunction with the other information included in this Circular, including the exhibits hereto.

Exchange Ratio

        Pursuant to the Arrangement, each Repadre Share will be exchanged for 1.6 IAMGold Shares. Because the Exchange Ratio is fixed, the number of IAMGold Shares that Shareholders will receive under the Arrangement will not change, even if the market price of the IAMGold Shares or the Repadre Shares changes. There will be no adjustment to the Exchange Ratio or termination of the Arrangement based solely on fluctuations in the market price of the IAMGold Shares in relation to the market price of the Repadre Shares. In recent months, the stock market, in general, has experienced significant price and volume fluctuations. These market fluctuations could adversely affect the market price of the IAMGold Shares or otherwise change the relative market prices of the IAMGold Shares and the Repadre Shares. In addition, the market price of IAMGold

Shares upon and after completion of the Arrangement could decline from the market price of the IAMGold Shares prior to the completion of the Arrangement.

Fractional Interests

        Any Shareholder holding a certificate representing a number of Repadre Shares that is not evenly divisable by five will become entitled to a fractional interest in an IAMGold Share. Under the Plan of Arrangement, no fractional IAMGold Shares will be issued and any fractional number of IAMGold Shares to which a Shareholder would otherwise be entitled will be rounded down to the next whole number of IAMGold Shares.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by Gowling Lafleur Henderson LLP, Toronto, Ontario and by Davis, Graham & Stubbs LLP, Denver, Colorado on behalf of Repadre and by Fraser Milner Casgrain LLP, Toronto, Ontario and by Dorsey & Whitney LLP, Toronto, Ontario on behalf of IAMGold.

APPROVAL OF CIRCULAR BY THE DIRECTORS

        The contents and sending of this Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD
Toronto, Ontario December 6, 2002	(Signed) GRANT EDEY Secretary

EXHIBIT A-1

Court File No.: 02-CL-4791

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE MADAM JUSTICE HIMEL	THURSDAY, 2002 DECEMBER 5

ON BEHALF OF:

REPADRE CAPITAL CORPORATION

Applicant

        APPLICATION UNDER Business Corporations Act, R.S.O. 1990, c. B.16, as amended, section 182, and rule 14.05(2) of the Rules of Civil Procedure relating to a proposed arrangement involving Repadre Capital Corporation and IAMGold Corporation

INTERIM ORDER

        THIS MOTION, made by the applicant, Repadre Capital Corporation ("Repadre"), for an interim order for advice and directions of the court under subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16 as amended (the "OBCA"), in connection with an application (the "Application") to approve an arrangement under section 182 of the OBCA, was heard this day at Toronto.

        ON READING the notice of motion dated December 4, 2002 and the affidavit of Grant Edey dated December 4, 2002 (the "Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for Repadre, and counsel for IAMGold who supports the order,

        1.    THIS COURT ORDERS that Repadre is authorized to call, hold and conduct a special meeting (the "Repadre Meeting") of the holders (the "Shareholders") of common shares (the "Shares") of Repadre, among other things, to consider and, if deemed advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") pursuant to a plan of arrangement (the "Draft Plan of Arrangement") substantially in the form set forth in the plan of arrangement described in the draft notice of special meeting of shareholders and management information circular (the "Draft Circular") attached as Exhibit A to the Affidavit.

        2.    THIS COURT ORDERS that the Repadre Meeting be called, held and conducted in accordance with a notice of the Repadre Meeting (the "Notice") substantially in the form of the notice that is part of the Draft Circular, the OBCA and the articles and by-laws of Repadre, including quorum requirements, subject to the terms of this order or any further order of the court.

        3.    THIS COURT ORDERS that Repadre is authorized to make such amendments, modifications and/or supplements to the Draft Plan of Arrangement as it may determine, subject to the terms of the arrangement agreement (the "Arrangement Agreement") made as of December 2, 2002 among Repadre, 1551116 Ontario Inc. and IAMGold Corporation ("IAMGold"), as amended, supplemented or restated, and without any additional notice to the Shareholders or any other persons described in paragraph 5 of this order, and the plan of arrangement as so amended, revised or supplemented shall be the plan of arrangement (the "Plan of Arrangement") submitted to the Repadre Meeting and the subject of the Arrangement Resolution.

        4.    THIS COURT ORDERS that Repadre, if it deems advisable, is authorized to adjourn or postpone the Repadre Meeting on one or more occasions, without the necessity of first convening the Repadre Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, subject to the terms of the Arrangement Agreement.

        5.    THIS COURT ORDERS that copies of the notice of application herein, together with copies of this order, a Notice of Special Meeting of Shareholders and Management Information Circular in substantially the same form as the Draft Circular appearing as Exhibit A to the Affidavit, the Form of Proxy (referred to in paragraph 9 of this order), and a letter of transmittal (collectively referred to as the "Meeting Materials") with such amendments, additional communications or documents as Repadre and IAMGold may advise are necessary or desirable (provided that such amendments, communications or documents are not inconsistent with the terms of this order), shall be disseminated, distributed, sent and given to (i) the Shareholders as at the Meeting Record Date referred to in paragraph 7 hereof, (ii) the holders of options to purchase Shares of Repadre (the "Other Securityholders") as at the Meeting Record Date, (iii) the directors of Repadre, (iv) the auditor of Repadre, and (v) IAMGold, by one or more of the following methods not later than twenty-one days prior to the date of the Repadre Meeting, excluding the date of delivery and the date of the Repadre Meeting:

  (a)
  in the case of registered Shareholders and Other Securityholders, by prepaid ordinary mail, by courier, or by delivery in person, addressed to each Shareholder and Other Securityholder at his, her or its address as shown on the books or records of Repadre;

  (b)
  in the case of non-registered Shareholders, by providing a sufficient number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non-registered Shareholders;

  (c)
  in the case of the directors of Repadre, by courier or by delivery in person, addressed to the individual director;

  (d)
  in the case of the auditor of Repadre, by courier or by delivery in person, addressed to the auditors; and

  (e)
  in the case of IAMGold, by courier or by delivery in person to the solicitors for IAMGold;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application, the Repadre Meeting and the hearing in respect of the application upon such persons.

        6.    THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this order and the application, to have been received:

  (a)
  in the case of distribution by ordinary prepaid mail, three business days after delivery thereof to the post office;

  (b)
  in the case of distribution by courier, one business day after receipt by the courier;

  (c)
  in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

        7.    THIS COURT ORDERS that the record date for determining the registered Shareholders and Other Securityholders entitled to receive the Meeting Materials shall be the close of business on December 6, 2002 (the "Meeting Record Date").

        8.    THIS COURT ORDERS that the accidental failure or omission to give notice of the Application, the Repadre Meeting, or the hearing for approval of the Arrangement referred to in paragraph 16 hereof, or the non-receipt of such notice, shall not invalidate any resolution or special resolution passed or proceedings taken at the Repadre Meeting and shall not constitute a breach of this order, but if any such failure or omission is brought to the attention of Repadre, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

        9.    THIS COURT ORDERS that Repadre is authorized to use a form of proxy (the "Form of Proxy") in substantially the same form as is attached as Exhibit B to the Affidavit, subject to Repadre's ability to insert dates and other relevant information in the final Form of Proxy. Repadre is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine, subject to the terms of the Arrangement Agreement.

        10.  THIS COURT ORDERS that Repadre may, in its discretion, waive generally the time limits for the deposit or delivery of proxies by Shareholders, if Repadre deems it advisable to do so.

        11.  THIS COURT ORDERS that the Repadre Meeting shall be a single meeting of the Shareholders who shall vote together and that votes shall be taken at the Repadre Meeting on the basis that each Shareholder is entitled to one vote for each Share held.

        12.  THIS COURT ORDERS that, subject to further order of this court, the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than two-thirds of the votes cast on the Arrangement Resolution (for this purpose any spoiled votes, illegible votes, defective votes and abstensions shall be deemed not to be votes cast) by the Shareholders present in person or represented by proxy at the Repadre Meeting. Such affirmative vote shall be sufficient to authorize Repadre to do all such acts and things as may be necessary to desirable to give effect to the Plan of Arrangement without the necessity of any further approval by the Shareholders, subject only to the final approval of the Arrangement by this court.

        13.  THIS COURT ORDERS that the only persons entitled to attend the Repadre Meeting shall be:

  (a)
  the Shareholders or their respective proxies;

  (b)
  the Other Securityholders;

  (c)
  the officers, directors, auditor and advisors of Repadre;

  (d)
  representatives of IAMGold; and

  (e)
  other persons with the permission of the Chairman of the Repadre Meeting.

        14.  THIS COURT ORDERS that the only persons entitled to vote at the Repadre Meeting shall be the registered Shareholders as at the close of business on the Meeting Record Date, subject to the provisions of the OBCA with respect to persons who become registered holders of Shares after that date, as well as the holders of any Repadre Options who exercise such Options and demand, not later than 10 days before the Repadre Meeting, that their names be included on the list of Shareholders entitled to vote.

        15.  THIS COURT ORDERS that registered Shareholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with section 185 of the OBCA (except as the procedures of that section are varied by this paragraph 15) and the Plan of Arrangement, and to seek fair value for their Shares, for which value, notwithstanding anything to the contrary in section 185 of the OBCA, shall be determined as of the effective date of the Arrangement, provided that any Shareholder who wishes to dissent:

  (a)
  as a condition precedent thereto must have provided a written dissent notice objecting to the Arrangement Resolution to Repadre Capital Corporation, Suite 2520, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, facsimile no.: 416-365-8065, not later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Repadre Meeting; and

  (b)
  must otherwise strictly comply with section 185 of the OBCA and, for the purposes of these proceedings, references to the "court" in section 185 of the OBCA means this court.

        Any such Shareholder who exercises such right of dissent and who:

  (c)
  is ultimately entitled to be paid fair value for his, her or its Shares shall be deemed to have transferred such Shares to Repadre for cancellation on the date on which the Arrangement becomes effective under the OBCA, but shall not be entitled to any other payment or consideration, including any payment that would be payable under the Plan of Arrangement had such holder not exercised such right of dissent; or

  (d)
  for any reason is ultimately not entitled to be paid fair value for his, her or its Shares shall be deemed to have participated in the Plan of Arrangement on the same basis and at the same time as any other non-dissenting Shareholder and shall be entitled to receive common shares of IAMGold on the same basis as any other non-dissenting holder under the Plan of Arrangement.

        16.  THIS COURT ORDERS that, upon approval by the Shareholders of the Arrangement in the manner set forth in this order, Repadre may bring on the within application on or about January 7, 2003, for approval of the

Arrangement and that the distribution and delivery of the notice of application herein, in accordance with paragraph 5 of this order, shall constitute good and sufficient service of such notice of application pursuant to this order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a notice of appearance is served on Repadre's solicitors as set out below.

        17.  THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and to be heard thereon, shall be:

  (a)
  the solicitors for Repadre;

  (b)
  the solicitors for IAMGold; and

  (c)
  persons who have delivered a notice of appearance herein in accordance with the Rules of Civil Procedure, including service of said notice on Repadre's solicitors, Gowling Lafleur Henderson LLP, Suite 4900, Commerce Court West, Toronto, Ontario M5L 1J3, Attention: Michael S. F. Watson.

        18.  THIS COURT ORDERS that Repadre shall be entitled, at any time, to seek leave to vary this order.

                        "S. Himel J."

Court File No.: 02-CL-4791

ON BEHALF OF: Repadre Capital Corporation

— Applicant —

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST (Proceeding Commenced at Toronto)
INTERIM ORDER
GOWLING LAFLEUR HENDERSON LLP Barristers and Solicitors 4900 Commerce Court West P.O. Box 438 TORONTO, Ontario M5L 1J3
Michael S. F. Watson LSUC No.: 17996I Telephone: (416) 369-7245 Facsimile: (416) 369-7250 SOLICITORS FOR THE APPLICANT

EXHIBIT A-2

Court File No.: 02-CL-4791

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

ON BEHALF OF:

REPADRE CAPITAL CORPORATION

Applicant

        APPLICATION UNDER Business Corporations Act, R.S.O. 1990, c. B.16, as amended, section 182, and rule 14.05(2) of the Rules of Civil Procedure relating to a proposed arrangement involving Repadre Capital Corporation and IAMGold Corporation

        NOTICE OF APPLICATION

TO:	ALL HOLDERS OF COMMON SHARES OF REPADRE CAPITAL CORPORATION
AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF REPADRE CAPITAL CORPORATION
AND TO:	FRASER MILNER CASGRAIN LLP BARRISTERS AND SOLICITORS SUITE 3900 1 FIRST CANADIAN PLACE 100 KING STREET WEST TORONTO, ONTARIO M5X 1B2
SOLICITORS FOR IAMGOLD CORPORATION

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant is set out on the following pages.

        THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on January 7, 2003, at 393 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38C prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: December 5, 2002
	Issued by	"J.A." Local Registrar
Address of Court Office:
393 University Avenue 10th Floor Toronto, Ontario M5G 1W9

APPLICATION

1.
THE APPLICANT ("Repadre") MAKES APPLICATION FOR:

(a)
an interim order (the "Interim Order") for advice and direction pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the "OBCA"); and

(b)
a final order approving a plan of arrangement (the "Arrangement") involving Repadre and IAMGold Corporation ("IAMGold") as proposed by Repadre substantially in the form of the management information circular (the "Circular") of Repadre prepared in respect of a special meeting of the holders ("Shareholders") of common shares of Repadre ("Repadre Shares").

2.
THE GROUNDS FOR THE APPLICATION ARE:

(a)
Section 182 of the OBCA and rules 14.05(2) and 17.02 of the Rules of Civil Procedure.

(b)
The Arrangement, if effected, will result in the amalgamation of Repadre with a wholly-owned subsidiary of IAMGold pursuant to which the Shareholders will receive, for each Repadre Share, 1.6 common shares of IAMGold. The principal business effect of the Arrangement will be the combining of the businesses of Repadre and IAMGold.

(c)
All statutory requirements under the OBCA have or will have been fulfilled.

(d)
The Arrangement is fair and reasonable to, and in the best interests of, Repadre and the Shareholders.

3.
THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

•
the affidavit of Grant Edey and the exhibits thereto; and

•
such further material as may be necessary material for the hearing of the application.

4.
This notice of application will be sent to the Shareholders and to the holders (the "Other Securityholders") of options (the "Options") to purchase Repadre Shares at their registered addresses as they appear on the registers as maintained in respect of the Repadre Shares and the Options at the close of business on December 6, 2002, including those Shareholders and Other Securityholders whose registered addresses are outside the province of Ontario, to the directors of Repadre and to the auditor of Repadre. Service hereof on persons outside Ontario will be effected pursuant to rules 17.02 (n) and (o) of the Rules of Civil Procedure and the terms of the Interim Order.

Date: 2002 December 5
GOWLING LAFLEUR HENDERSON LLP Barristers and Solicitors 4900 Commerce Court West P.O. Box 438 TORONTO, Ontario M5L 1J3
Michael S. F. Watson LSUC No.: 17996I
	telephone:	(416) 369-7245
	facsimile:	(416) 369-7250
Solicitors for the applicant

Court File No.: 02-CL-4791

ON BEHALF OF: Repadre Capital Corporation

— Applicant —

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST (Proceeding Commenced at Toronto)
NOTICE OF APPLICATION
GOWLING LAFLEUR HENDERSON LLP Barristers and Solicitors 4900 Commerce Court West P.O. Box 438 TORONTO, Ontario M5L 1J3
Michael S. F. Watson LSUC No.: 17996I Telephone: (416) 369-7245 Facsimile: (416) 369-7250 SOLICITORS FOR THE APPLICANT

EXHIBIT B

INFORMATION CONCERNING IAMGOLD CORPORATION

        The information included or incorporated by reference in this Exhibit B concerning IAMGold (other than information concerning IAMGold following completion of the Arrangement which relates to the business of Repadre) is based on publicly-available information only. Although it has no knowledge that would indicate that statements relating to IAMGold contained or incorporated by reference in this Exhibit B are inaccurate or incomplete, Repadre is not in a position to verify the information concerning IAMGold (other than information concerning IAMGold following completion of the Arrangement which relates to the business of Repadre) which is included or incorporated by reference in this Exhibit B. To the maximum extent permitted by law, Repadre and its directors and officers disclaim all liability for information concerning IAMGold (other than information concerning IAMGold following completion of the Arrangement which relates to the business of Repadre) included or incorporated by reference in this Exhibit B.

        Capitalized terms used in this Exhibit B that are not defined herein shall have the meanings ascribed to such terms in the management information circular of Repadre to which this Exhibit B is attached. All references to dollar amounts in this Exhibit B are to Canadian dollars unless expressly stated otherwise.

THE COMPANY

        IAMGold was incorporated under the Canada Business Corporations Act under the name "IAMGold International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares were consolidated on a one-for-4.45 basis (as consolidated the "Common Shares"). By articles of amendment effective July 19, 1995, the articles of the Corporation were amended to create an unlimited number of first preference shares (the "First Preference Shares"), issuable in series, and an unlimited number of second preference shares (the "Second Preference Shares"), issuable in series, and to delete the "private company" restrictions. By articles of amendment effective June 27, 1997, the name of the company was changed to "IAMGold Corporation". By articles of amalgamation effective April 11, 2000, IAMGold amalgamated with a wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.).

        The registered and principal office of IAMGold is currently located at 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9. The location of the registered and principal office of IAMGold upon completion of the Arrangement will be determined following the Effective Date.

CORPORATE STRUCTURE

        IAMGold currently has two material direct subsidiaries, AGEM Ltd. ("AGEM"), a Barbados company, and IAMGold South America Corporation Ltd. ("IAMGold South America"), a Barbados company, both of which are wholly-owned. AGEM has a 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), a Mali company, a 100% interest in IAMGold Mali SARL, a Mali company, and a 50% interest in Sadiola Exploration Limited ("SADEX"), a British Virgin Islands company. SADEX owns 80% of Yatela Exploitation Company Limited ("Yatela"), a Mali company, and 100% of Kenieba Exploration Company Limited ("Kenieba") a British Virgin Islands company. IAMGold South America has three subsidiaries, IAMGold Ecuador S.A., an Ecuador company, IAMGold Argentina S.A., an Argentina company, and IAMGold Brazil S.A., a Brazil company, all of which are wholly-owned.

        On and after the Effective Date, Amalco, the name of which will be "Repadre Capital Corporation", will be a wholly-owned subsidiary of IAMGold. Amalco will have four subsidiaries, all wholly-owned, Repadre International Corporation, ("Repadre International"), a Barbados company, Repadre Capital (BVI) Inc. ("Repadre Capital"), a British Virgin Islands company, RPD Capital Inc., a Nevada company, and Mutual Ghana Ltd. ("Mutual Ghana"), a Ghana company. Repadre International owns an 18.9% interest in Abosso Goldfields Limited ("Abosso") and a 1.4% interest in Gold Fields Ghana Limited ("GFGL"), both Ghana companies. Repadre Capital has two subsidiaries, Repadre Ventures (BVI) Inc. ("Repadre Ventures") and Repadre Finance (BVI) Inc. ("Repadre Finance"), both British Virgin Islands companies which are wholly-owned. Repadre Ventures and Repadre Finance have a 12.5% and a 5% interest, respectively, in GFGL.

        Unless the context otherwise requires, "IAMGold" refers to IAMGold Corporation together with its direct and indirect subsidiaries and associated companies and "Amalco" refers to Repadre Capital Corporation after giving effect to the Arrangement together with its direct and indirect subsidiaries and associated companies.

        The following chart illustrates the corporate structure of IAMGold on and after the Effective Date:

CORPORATE OVERVIEW

Business of IAMGold

        IAMGold's principal asset is, and, upon completion of the Arrangement, will continue to be, its indirect 38% interest in SEMOS, the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola Gold Mine is located. See "Sadiola Gold Mine".

        IAMGold is an indirect 50% shareholder in SADEX. SADEX is an 80% shareholder in Yatela, which owns the mining rights for the mining permit area (the "Yatela Mining Permit") in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela Gold Mine is located. See "Yatela Gold Mine".

        Upon completion of the Arrangement, IAMGold, through Amalco, will hold (i) an indirect 18.9% interest in GFGL, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa Gold Mine is located; and (ii) an indirect 18.9% interest in Abosso, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession, on which the Damang Gold Mine is located. See "Tarkwa Gold Mine" and "Damang Gold Mine".

        Upon completion of the Arrangement, IAMGold, through Amalco, will hold a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada and a portfolio of other active and inactive royalty interests on mineral properties located in Canada, Nicaragua, South Africa, Mexico, Bolivia, Honduras, United States, Burkina Faso and Ghana. See "Royalties". IAMGold also has exploration properties in West Africa and South America. See "Exploration Properties".

Board of Directors and Management

        Upon completion of the Arrangement, William D. Pugliese and Mark I. Nathanson will continue to serve as Co-Chairmen of IAMGold. Joseph F. Conway, currently the President and Chief Executive Officer of Repadre, will become the President and Chief Executive Officer of IAMGold.

        Upon completion of the Arrangement, the IAMGold board of directors will be increased from the current eight to nine members and will include six of the current IAMGold directors, Mr. Conway and two additional independent nominees from the board of Repadre. The ongoing management of IAMGold will be selected from the existing management of IAMGold and Repadre. In addition, the committees of directors will be reconstituted in a manner acceptable to both Repadre and IAMGold.

TECHNICAL INFORMATION

        The estimated reserves and resources for the Sadiola Gold Mine and Yatela Gold Mine have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code"). The JORC Code is accepted for current disclosure rules in Canada under the Canadian Securities Administrators' National Instrument 43-101: Standards of Disclosure for Mineral Projects ("NI 43-101").

        The estimated reserves and resources for the Tarkwa Gold Mine and Damang Gold Mine have been calculated in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (the "SAMREC Code"). Although not specifically accepted under NI 43-101, the Canadian Securities Administrators have granted exemptive orders to permit the use of the SAMREC Code for use in Canadian disclosure documents and such an exemption order is expected to be granted to Repadre for purposes of the disclosure of such reserves and resources in this exhibit prior to the mailing of this Circular.

Definitions

        The definitions of resources under the JORC Code are as follows:

        A "mineral resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        The definitions of resources under the SAMREC Code are as follows:

        A "mineral resource" is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realist prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

        Unless otherwise stated, where the foregoing terms relating to mineral resources are used herein, such terms have the foregoing meanings under the JORC Code, in the case of the Sadiola Gold Mine and the Yatela Gold Mine, and under the SAMREC Code, in the case of the Tarkwa Gold Mine and the Damang Gold Mine. Mineral resources, which are not ore reserves or mineral reserves, do not have demonstrated economic viability.

        The definitions of reserves under the JORC Code are as follows:

        An "ore reserve" is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

        A "probable ore reserve" is the economically mineable part of an indicated, and in some circumstances measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        A "proved ore reserve" is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        The definitions of reserves under the SAMREC Code are as follows:

        A "mineral reserve" is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves.

        A "probable mineral reserve" is the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve. It is inclusive of diluting materials and assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

        A "proved mineral reserve" is the economically mineable material derived from a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

        Unless otherwise stated, where the foregoing terms relating to mineral reserves are used herein, such terms have the foregoing meanings under the JORC Code, in the case of the Sadiola Gold Mine and the Yatela Gold Mine, and under the SAMREC Code, in the case of the Tarkwa Gold Mine and the Damang Gold Mine.

        The foregoing definitions of reserves and resources as set forth in the JORC Code have been reconciled to the definitions set forth in "CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the "CIM Standards") which were adopted by NI 43-101. If the reserves and resources for the Sadiola Gold Mine and the Yatela Gold Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in such reserves and resources set forth herein. If the reserves and resources for the Tarkwa Gold Mine and the Damang Gold Mine were estimated in accordance with the definitions in the CIM Standards, there would be no material impact on the reserves and resources set forth herein.

Qualified Persons

        Technical information herein for the Sadiola Gold Mine and the Yatela Gold Mine relating to estimates of mineral resources and ore reserves is based on information prepared under the supervision of, or has been reviewed by, Vaughn Chamberlain and Tom Gell, both geologists, and David Worrall, Etienne Smuts and Matt Thiel, all mining engineers, all of whom are employed by AngloGold and by Dennis Jones, the Vice President, Exploration of IAMGold. The description herein of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

        Technical information herein relating to the mineral resources and mineral reserves for the Tarkwa Gold Mine were prepared under the supervision of, or have been reviewed by, Gary Chapman, the Mineral Resource Manager of Gold Fields. Technical information herein for the Damang Gold Mine is based on information contained in a report dated March 2002 entitled "An Independent Technical Report on the Damang Gold Mine, Ghana" (the "Abosso Report") prepared by Abosso for Repadre. The Abosso Report was prepared by Mike McKevitt, Chief Geologist of Abosso, Charles Taschereau, Mill Manager of Abosso, Dr. Mark B. Thorpe, Environmental Manager of Abosso, and Andrew Sharp, Consulting Mining Engineer. Technical information relating to the mineral resources and mineral reserves for the Damang Gold Mine were updated from the Abosso Report and were prepared under the supervision of, or have been reviewed by, Mr. Chapman.

        All of the foregoing are "Qualified Persons" for the purposes of NI 43-101. Under NI 43-101, a "Qualified Person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

SADIOLA GOLD MINE

        The Sadiola Gold Mine consists of the Sadiola open pit operation exploiting the Sadiola gold deposit, associated carbon in-pulp processing plant, and a townsite and infrastructure at Sadiola in Mali. The Sadiola Gold Mine is owned by SEMOS, which owns the mining rights for gold, silver (and related substances) and platinoids on the Sadiola Mining Permit on which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres ("km2") and has an initial term of 30 years, expiring in 2024. The shareholders of SEMOS are IAMGold, which owns 38%, AngloGold, formerly Anglo American Corporation of South Africa Limited ("Anglo American"), the operator, which indirectly owns 38%, the Government of Mali which owns 18% and International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%.

        As used herein, the term "AngloGold" means AngloGold Ltd. and/or its affiliated and associated companies exclusive of Anglo American, unless otherwise stated, and the term "Anglo American" means Anglo American Corporation of South Africa Limited and/or its affiliated and associated companies exclusive of AngloGold, unless otherwise stated.

        At December 31, 2001 and using a gold price of US$300 per ounce, the proved and probable oxide and sulphidic saprolite reserves at Sadiola were 33.5 million tonnes grading 3.2 grams of gold per tonne ("g/t") for an in-situ content of 106.5 tonnes of gold (3.4 million ounces ("oz")).

        The process plant for the Sadiola Gold Mine was designed to treat 4 million tonnes of soft oxide ore per year but is now treating 5.3 million tonnes of soft oxide ore per year. The Sadiola Gold Mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid February 1997 (one month ahead of schedule) and started commercial production on March 1, 1997. The Sadiola Gold Mine was built at a final capital cost of US$280.1 million (US$23.2 million under budget).

        In 2001, the Sadiola Gold Mine processed 5,328,000 tonnes of ore and produced 536,047 oz of gold at a direct cash cost of US$119/oz and a total cash cost of US$143/oz. For the nine months ended September 30, 2002, the Sadiola Gold Mine processed 3.74 million tonnes of ore and produced 353,852 oz of gold at a direct cash cost of US$140/oz. Total cash costs were US$161/oz (inclusive of Malian production-based taxes and AngloGold's management fee).

        Based on the ore reserves and mineral resources existing at the end of December 2001, the Sadiola Gold Mine is expected to continue in operation until the end of 2008.

        Initial exploration work by IAMGold and subsequent exploration work by AngloGold indicated a number of anomalous targets within the Sadiola Mining Permit that have the potential to add to existing reserves. SEMOS has continued its own exploration programs to investigate and assess the known targets within the Sadiola Mining Permit.

        In March 2001, the Sadiola I property immediately south of the Sadiola Gold Mine was incorporated into the Sadiola Mining Permit, and the Sadiola II property north of the mine was incorporated into the Yatela Mining Permit.

Description of the Sadiola Gold Mine

        The Sadiola Gold Mine is located in the extreme west of the Republic of Mali, West Africa near the Senegal border, approximately 70 km south of Kayes, the regional capital. Access to the Sadiola Gold Mine from Kayes is by a regional road that has been upgraded to an all-weather, laterite road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft.

        Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African destinations and Europe. There are return flights twice-weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year without valid reason in a manner prejudicial to the general interest of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activity.

  Geology

        The Sadiola gold deposit is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The deposit lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a N-S striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with NNE striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well developed, shallow (±25 degrees) plunge to the south. Post-tectonic activity along N045 striking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along N-S striking faults have also offset mineralized blocks.

        Pervasive gold mineralization ranging in grade from 2 g/t to 20 g/t occurs along the SFZ over a strike length of more than two kilometres. The mineralization is mainly contained in altered carbonates and to a lesser extent in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine-grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220m along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

  Production

        The following table sets forth production information for the Sadiola Gold Mine for the periods indicated:

		12 months to December
	9 months to September 2002
		2001	2000	1999	1998
Tonnes processed (000s)	3,743	5,328	5,345	5,160	4,955
Grade (g/t)	3.3	3.4	3.8	3.3	3.3
Recovery	87%	94%	96%	97%	96%
Ounces produced (000s)	354	536	611	543	506
Cash cost (US$/oz)	161	143	123	124	126

  Ore Reserves and Mineral Resources

        The following table sets forth the estimated ore reserves for the Sadiola Gold Mine as of December 31, 2001, as calculated by the mine operator.

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Proved	5.4	1.8	9.6	0.3
Probable	28.1	3.5	96.9	3.1

Total ore reserves	33.5	3.2	106.5	3.4

(1)
Using the JORC Code at US$300/oz gold and economic mining cut-offs for upper marginal ore of:

	Sadiola Pit	FE-3 Pit	FE-4 Pit
Soft oxides	0.89	0.92	0.94
Hard oxides	0.93	0.95	0.96
Sulphidic saprolite	1.30	—	—
(2)
For the Sadiola pit, an 8% grade control reconciliation factor has been applied to grades. This is a factor empirically derived from 2001 production figures by comparing estimated gold production with actual gold production from the plant. Stockpiles have not been factored.

(3)
IAMGold has a 38% interest in these reserves.

(4)
For FE-4, a 20% dilution factor has been applied by adding 20% of the actual ore tonnes at a zero grade. The dilution factor is required because the deposit consists of a steeply dipping (65°) narrow vein (3 to 8m wide).

(5)
Plant recovery is assumed to be 95% for oxides and 81% for sulphidic saprolites.

(6)
The proved ore reserves consist only of stockpiles.

        The following table sets forth a reconciliation of the ore reserves for the Sadiola Gold Mine at December 31, 2001 compared to December 31, 2000. The table shows that, despite 16.7 tonnes (actual plant production) of gold being produced during 2001, the gold contained in the total ore reserves increased by 2.7 tonnes.

	Contained Gold
	Tonnes	Million Ozs
Ore reserves — December 31, 2000(1)	103.8	3.3
Depletion in 2001(2)	15.4	0.5
Additions(3)	28.8	0.9
Subtractions(4)	10.8	0.3
Ore reserves — December 31, 2001(1)	106.5	3.4

(1)
IAMGold has a 38% interest in these reserves.

(2)
This is a calculated depletion from the resource model at cut-off grades of 1.04 g/t for soft oxides, 1.08 g/t for hard oxides and 1.50 g/t for sulphidic saprolites. The actual gold production from the plant was 16.7 tonnes (536,047 oz), some 8% higher than predicted from the model.

(3)
The additions consist of:

7.3t	The ore reserves in the Sadiola pit have had an 8% grade control factor applied.
2.8t	Upper marginal ore, which will be treated at the end of the mine's life, is included. The cut-offs for this marginal ore are 0.89 to 1.04 g/t for soft oxides, 0.93 to 1.08 g/t for hard oxides and 1.30 to 1.50 g/t for sulphidic saprolites.
10.2t	From two satellite oxide pits, FE-3 and FE-4.
8.5t	Additional ore reserves on the north end and east side of the Sadiola pit.
28.8t	Total additions.
(4)
The only subtraction is that resulting from a change in gold recovery from sulphidic saprolite ore (from 85% to 81%) which resulted in a higher cut-off for this material (from 1.12g/t to 1.30g/t) with a resultant decrease in reserves.

        Although 2001 year-end ore reserves increased compared with the previous year, measured and indicated mineral resources at Sadiola decreased. This is mainly due to a change in methodology in the calculation. For the better defined deposits (Sadiola pit, FE-3 and FE-4), the mineral resources were calculated within a pit shell designed at a US$350/oz gold price. In addition, some sulphide mineral resources were included below the Sadiola pit shell. By applying this economic constraint, this new methodology should more closely reflect the eventual conversion of mineral resources to ore reserves, although a reconciliation factor will probably still need to be applied to the ore reserves to account for the consistent positive bias of actual plant production compared to estimated production on the basis of the resource model. The reconciliation factor applied to the 2001 year-end ore reserves was 8%.

        The following table sets forth the estimated measured and indicated mineral resources for the Sadiola Gold Mine, as of December 31, 2001, as calculated by the mine operator.

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Sadiola open pit and periphery(1)
Measured(2)	10.6	1.2	13.1	0.4
Indicated	36.2	2.7	98.0	3.2

Total "pit" mineral resources	46.8	2.4	111.1	3.6
Satellite oxide deposits(3)
Measured(2)	0.2	2.4	0.4	0.0
Indicated(4)	3.1	3.0	9.3	0.3

Total "satellite" mineral resources	3.3	3.0	9.7	0.3

Total measured and indicated mineral resources(5)	50.1	2.4	120.8	3.9

(1)
A cut-off of 0.7 g/t was used for the Sadiola pit within a US$350/oz pit shell. For hard material below this US$350/oz pit shell, a cut-off of 1.4 g/t was used.

(2)
Measured mineral resources include stockpiles at a cut-off of 0.7 g/t for the Sadiola main pit and 1.08 g/t for FE-3. There are no measured resources from FE-4.

(3)
A cut-off of 1 g/t within a US$350/oz pit shell was used for FE-3 and FE-4.

(4)
The indicated mineral resources from satellite oxide deposits are from FE-3 and FE-4.

(5)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 38% interest in these resources.

        In addition to the measured and indicated mineral resources, the Sadiola Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2001, as calculated by the mine operator:

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Sadiola open pit and periphery(1)	77.9	2.0	154.9	5.0
Satellite oxide deposits(2)(3)	8.6	1.7	14.5	0.5

Total inferred mineral resources(4)	86.5	2.0	169.4	5.5

(1)
A cut-off of 0.7 g/t was used for the Sadiola pit within a US$350/oz pit shell. For hard material below this US$350/oz pit shell, a cut-off of 1.4 g/t was used.

(2)
The inferred mineral resources from satellite oxide deposits are from FE-4, Tambali South, FE-2, FN-3 and Sekokoto.

(3)
A cut-off of 1 g/t within a US$350/oz pit shell was used for FE-4. For the other satellite deposits, a cut-off of 1 g/t without any pit shell was used. There are no inferred resources in FE-3.

(4)
IAMGold has a 38% interest in these resources.

  Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola Gold Mine was US$280 million, excluding capitalized interest during the construction period. The project financing for the Sadiola Gold Mine (which was non-recourse to IAMGold) was arranged by Anglo-American.

        SEMOS, through IFC and a consortium of multilateral and bilateral agencies (the "Senior Lenders"), borrowed US$165 million. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Prior to project completion, which occurred September 1, 1998, the loan bore interest primarily at the London Interbank Offered Rate ("LIBOR") plus 2 1/4%. Anglo-American provided a completion guarantee to the Senior Lenders, which was released upon completion, and thereafter the interest rate was LIBOR plus 3 1/2%. As security for amounts advanced under the loan, the Senior Lenders had a first charge on the Sadiola Gold Mine. In addition (i) SEMOS was required to maintain an offshore cash reserve account with an amount equal to six months debt service, which amount could be drawn upon by the Senior Lenders in the event of a default and (ii) the Senior Lenders had a pre-emptive right to purchase any SEMOS assets.

        The loan agreement with the Senior Lenders contained covenants and warranties of SEMOS. The negative covenants provided, among other things, that SEMOS could not declare or pay any dividend or net profit interest or make any distribution on its share capital unless certain financial tests were met.

        Anglo American provided the balance of the funding required to complete construction of the Sadiola Gold Mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million was repaid on May 16, 2002. All advances to SEMOS by the Senior Lenders and the subordinated loan from Anglo-American and the Government of Mali were non-recourse to IAMGold. Interest on the subordinated loan was fixed at LIBOR plus 2%.

        From 1999 through September 30, 2002, SEMOS declared profit distributions aggregating US$82 million, of which US$31.2 million was received by IAMGold.

  Mining

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be 1,800m in length with a maximum width and depth of 700m and 140m, respectively.

        During 2001 the plant processed 5.3 million tonnes of ore and achieved an average gold recovery rate of 93.6% for the mix of oxide and sulphidic saprolite ores treated.

        In 2002 the mine is expected to process approximately 5.3 million tonnes of oxide and sulphidic saprolite ores and produce approximately 493,000 oz of gold.

        The total cash operating cost in 2002 is estimated to be US$165/oz of gold produced (assuming an average realized gold price of US$283 per ounce) including government production based taxes and AngloGold's management fee, but excluding profit-related corporate taxes and depreciation. This cost does not include ongoing exploration expenditures of approximately US$6.6 million in 2002 on the Sadiola Mining Permit which will be capitalized.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Due to the predominantly unconsolidated nature of the material in the pit, drilling and blasting operations are relatively infrequent as most of the material is dug out directly by hydraulic shovels. Grade control is effected by drilling 10m long vertical holes on a ten by five metre grid. Ore is transported to the ore stockpile, located about 1 km from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains. It is expected that an average of approximately 76% of ore from the pit will be subject to this stockpiling and blending process with the balance being fed directly into the process plant from the pit.

  Processing

        The process plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country, such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the process plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

        The discharge from the mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp (CIP) adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The original design recovery of gold was 92.5% from the oxide ore and 86% from the sulphidic saprolite ore. Actual gold recovery during 2001 was 94%. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately 3 km to the southeast of the process plant, for final disposal.

        In July 2001, the economic viability of modifying the existing Sadiola plant at an estimated capital cost of US$13.7 million to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75% was confirmed. This program, referred to as Phase 1.1, was approved by SEMOS and successfully commissioned in March 2002. Phase 1.1 will provide for pre-oxidation of the slurry feed followed by oxygen enriched high-cyanide leaching. An oxygen enrichment plant provides the oxygen required for Phase 1.1. Two new generator sets were also installed to provide the incremental power required for Phase 1.1.

        On-going test work indicated that Phase 1.1 could be expected to achieve a 76% recovery at a cyanide addition rate of 1 kilogram per tonne of ore processed and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore. Plant scale work to confirm that the detox process can keep cyanide levels in the tailings to less than the international discharge standard at an addition rate of 1.5 kilograms per tonne is continuing.

  Infrastructure

        The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. The operation of a mine and process plant required upgrading of the regional gravel road linking the mine to Kayes.

        A 57 km pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately 8 million m3 per year of process water in order to ensure that the mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining is being supplied under a five-year contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola Gold Mine and provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are

504 employees at Sadiola. A microwave telephone system tied to the national grid at Kayes and satellite phones link the mine with the outside world.

  Environment

        Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages, and dust and noise. There is also an integrated environmental management system ("EMS") for the mine. The management system ensures that disturbance to the environment is minimal and that environmental policies are adhered to. In November 2001, the annual independent environmental audit of the Sadiola Gold Mine, focusing in particular on the EMS, community relations and closure/rehabilitation, was conducted with satisfactory results. Various recommendations were made to ensure that the EMS did not lose any direction with the advent of sulphidic saprolite processing and the passage of time. The relevant recommendations were adopted.

        Initially, the two principal environmental concerns were the use of cyanide and the potential disruption to human and animal movement as a result of the water pipeline. Cyanide is used in the gold extraction process and the issue of residual cyanide content of the tailings has been addressed. The gold plant and tailings dam are managed as a closed system with water flow being strictly controlled and recycled to the maximum possible extent. Any spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is strictly controlled. To eliminate pipeline disruption to animal movements and grazing paths in the region, the pipeline was buried over its total length, which enables animals to freely cross the pipeline at all points.

        Two issues now receiving attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared as an integral component of the Phase 1.1 plant modification program to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The EIA has been implemented and the EMS is being revised as appropriate to address all sulphide related impacts.

  SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. The shareholders of SEMOS are IAMGold and AngloGold as to 38% each, the Government of Mali as to 18%, and IFC as to 6%.

        SEMOS is governed by a shareholders agreement (the "SEMOS Shareholders Agreement") to which all the shareholders of SEMOS are a party. Decisions of the board of directors are by majority vote; however, the approval of at least 75% of the directors is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including modification of any mining plan, encumbrance of assets or development of another mine.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividends. Each shareholder has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. AGEM has elected to receive its distributions of profits from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        Under the terms of the SEMOS Shareholders Agreement the approval of shareholders holding at least 75% of the issued shares of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a provision for valuation of the terminated party's interest and a buyout at such value.

        IAMGold and AngloGold have agreed to vote together at shareholders meetings with respect to any action requiring 75% shareholder approval or at board meetings with respect to any resolution requiring a similar consent level. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares must be voted against such resolution.

  Operator

        AngloGold, through its wholly-owned subsidiary AngloGold Services Mali S.A. ("ANSER"), is the operator of the Sadiola Gold Mine. In consideration for its services, ANSER is entitled to receive a management fee of 1% of revenue, an engineering fee of 4% on capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to client companies). In addition, ANSER is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

  Mining Taxation and Exchange Regulations

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits. Under the current provisions of the Income Tax Act (Canada), IAMGold is not entitled to a credit for Canadian income tax purposes in respect of taxes on net mining profits paid in Mali.

        A customs services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

  Exploration

        Exploration in 2001 within the Sadiola Mining Permit focussed on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit.

        Exploration for near surface oxide ore close to the process plant commenced in January 1998. The initial work consisted of geochemical surveys and regolith mapping, followed up by drilling. The main targets tested in 2001 were FE-4, FE-2, Sekokoto, FN-2 and FN-Extension. A total of 55,052m of rotary air-core drilling and 3,092m of diamond drilling was conducted in 2001. Expenditures for pit contiguous and satellite oxide exploration in 2001 amounted to US$4.5 million. The exploration budget for near surface oxide ore in 2002 is US$4.6 million.

        In April 1997, a sulphide-drilling program was initiated to test the sulphide gold-bearing mineralization beneath the large saprolite cap. Phase IV of the sulphide drilling program started in August 2001 and was completed in February 2002 with the drilling of 23 holes totaling 7,628m. Drilling was aimed at exploring the sulphide ore potential below the north end of the Sadiola pit and at further defining grade and continuity of the known sulphide mineralization below the core of the deposit in the central and southern part of the pit. Integration of these results with previously acquired data and a revised map of pit geology indicate that the deposit is divided in two by a major north-northeast striking fault. North of this fault, shallow oxide and sulphide mineralization is underlain by intensely hydrothermally altered rock from which drill holes have to date intersected only narrow zones of, however, often good grade gold mineralization. In the southern half of the deposit, the oxide ore is underlain by a broad zone of plus 3 g/t mineralization that has been affected by cross-faulting. The results from Phase IV will be assessed before a decision is taken on the start of Phase V. A budget of US$2.0 million has been allocated for this next phase of sulphide drilling.

YATELA GOLD MINE

        The Yatela Mining Permit is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by Yatela, covers 195 km2 and has an initial term of 30 years, expiring in 2031. The shareholders of Yatela are SADEX (owned 50-50 by IAMGold and AngloGold) as to 80%, and the Government of Mali as to 20%.

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million tpa heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 million tpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period at an average total cash cost of US$175 per oz (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGold approved proceeding with the Yatela Gold Mine after having negotiated the necessary government approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin Convention.

Description of Yatela Gold Mine

        The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine.

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit.

        Gold mineralization at Yatela is predominantly of a supergene nature and occurs mainly as very fine grained free gold in an iron-rich zone which has been interpreted as being formed by karstification of overlying dolomites along a mineralized sheared contact between the dolomites and a diorite intrusive.

  Ore Reserves and Mineral Resources

        The following table sets forth the estimated ore reserves for the Yatela Gold Mine as of December 31, 2001 as calculated by the mine operator.

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Proved	1.7	2.2	3.9	0.1
Probable	10.6	3.8	39.8	1.3

Total ore reserves	12.3	3.6	43.6	1.4

(1)
Using the JORC Code at US$300/oz gold and economic mining cut-offs for upper marginal ore of 0.80 g/t for oxides and 1.02 g/t for sulphide.

(2)
IAMGold has a 40% interest in these reserves.

        The following table sets forth a reconciliation of the ore reserves for the Yatela Gold Mine at December 31, 2001 compared to December 31, 2000.

	Contained Gold
	Tonnes	Million Ozs
Ore reserves — December 31, 2000(1)	49.8	1.6
Depletion in 2001	6.7	0.2
Additions(2)	0.5	0.0
Ore reserves — December 31, 2001(1)	43.6	1.4

(1)
IAMGold has a 40% interest in these reserves.

(2)
Addition of upper marginal ore at cut-offs of 0.80 to 0.98 g/t for soft and hard oxides and 1.02 to 1.22 g/t for soft and hard sulphides.

        A reconciliation of the 2001 year-end ore reserves for Yatela compared to those calculated for the 2000 year-end shows that the contained gold decreased by 6.2 tonnes. This decrease is accounted for by actual production of 4.7 tonnes (152,129 ounces) in 2001 (total of pre- and post-commercial production), together with the gold in process contained in the leach pads. This is partly offset by the addition of upper marginal ore to the reserves.

        The following table sets forth the estimated measured and indicated mineral resources for the Yatela Gold Mine as of December 31, 2001 as calculated by the mine operator.

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Measured(1)(2)	2.6	2.2	5.8	0.2
Indicated(1)	14.4	3.1	44.5	1.4

Total measured and indicated mineral resources(3)	17.0	3.0	50.3	1.6

(1)
Cut-offs of 0.6 g/t within a US$350/oz pit and 1.4 g/t for hard material below that pit were used.

(2)
Measured resources include stockpiles at a cut-off of 0.6 g/t.

(3)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 40% interest in these resources.

        The following table sets forth the estimated inferred resources for the Yatela Gold Mine and the Alamoutala deposit (located approximately 13 km south of the Yatela Gold Mine), as of December 31, 2001, as calculated by the mine operator.

Category	Tonnes	Grade	Gold	Gold
	(Mt)	(g/t)	(t)	(Moz)
Main pit(1)	4.4	1.5	6.4	0.2
Alamoutala(2)	2.9	2.3	6.6	0.2

Total inferred mineral resources(3)	7.3	1.8	13.0	0.4

(1)
For the Yatela pit, cut-offs of 0.6 g/t within a US$350/oz pit shell and 1.4 g/t for hard material below that pit shell were used.

(2)
For Alamoutala, a cut-off of 1.0 g/t was used without any pit shell.

(3)
IAMGold has a 40% interest in these resources.

  Capital Cost and Financing

        On the original Yatela property, the feasibility and capital costs were to be shared equally by IAMGold and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. As a consequence, AngloGold provided 65% of the feasibility and capital cost of the Yatela Gold Mine with

IAMGold supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level will be treated as an AngloGold shareholder loan to AGEM, which will be repaid pari passu from Yatela Gold Mine cash flow. The AngloGold loan to AGEM is recourse only to Yatela Gold Mine cash flow.

        Feasibility and capital development costs for the Yatela Gold Mine were US$8.5 million and US$98.1 million, respectively. From 2001 through September 30, 2002, Yatela has made repayments aggregating US$16.2 million of invested capital, of which US$5.5 million was received by IAMGold. Based on a gold price of US$300/oz, the estimated payback period for Yatela is 4.3 years from the start of commercial production which occurred on July 4, 2001.

  Mining

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300m in length with a maximum width and depth of approximately 600m and 220m, respectively.

        Ore began to be loaded onto the heap leach pads in March 2001, commissioning started in May 2001 and commercial production commenced on July 4, 2001. From July 4 to December 31, 2001, the Yatela Gold Mine stacked 1.22 million tonnes and produced 130,948 oz of gold at a total cash cost of US$156/oz. (exclusive of pad preparation costs of US$2/oz). The average gold recovery rate for the period was 76.3%.

        For the nine months ended September 30, 2002 the Yatela Gold Mine stacked 2.04 million tonnes of ore and produced 196,814 oz of gold at an average gold recovery rate of 83%.

        In the nine months ended September 30, 2002, the direct cash operating cost was US$154/oz of gold produced before taxes, management fees, financing costs and depreciation. This cost does not include pad construction costs of US$3.1 million (equivalent to US$16/oz) or ongoing exploration costs of US$1.1 million in 2002 on the Yatela Mining Permit, both of which are being capitalized. The total cash operating cost in the nine months ended September 30, 2002 was US$176/oz of gold produced (based on an average realized gold price of US$306 per ounce) including government production based taxes and AngloGold's management fee, but excluding capitalized exploration and pad construction costs and profit-related corporate taxes. Based on the ore reserves existing at the end of December 31, 2001, the Yatela Gold Mine has a projected mine life to 2005 or 2006.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. Due to the amount of unconsolidated material in the pit, drilling and blasting operations are less frequent than normal as a substantial portion of the ore and waste is dug out directly by hydraulic shovels. Ore is transported to the ore stockpile, located within 200m from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 1 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. The area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis in respect of both clay content and grade to minimize costs by being able to optimize cement addition rates and to maximize the recovery of gold. The stockpile also provides a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains. It is expected that 100% of the ore from the pit will be subject to this stockpiling and blending process. Relatively little mining is conducted during the rainy season from July to September.

  Processing

        The process plant consists of primary and secondary sizers, feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 17 kg/tonne when the first lift of any pad is being stacked and at a rate of approximately 12 kg/tonne when the second lift of any pad is being stacked. The plant was designed to produce 2.5 million tpa of product for stacking. In 2001, it was demonstrated that the plant could in fact process 2.73 million tpa.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 mm high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 mm cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola Gold Mine for toll treatment of the carbon to produce dore gold bullion for sale and regenerated carbon, which is returned to the Yatela Gold Mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovery from the oxide ore was 76.3% during 2001 and 83% for the first nine months of 2002.

        The Yatela Gold Mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide as required to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

  Infrastructure

        The Yatela Gold Mine is located approximately 25 km north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital which is approximately 60 km from the Yatela Gold Mine.

        The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine. Approximately 0.29 million litres of diesel fuel per month for power generation and mining is being supplied under a five-year contract with Total/ELF via a 900m3 diesel tank on site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela Gold Mine and provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela Gold Mine employees have full access to all the facilities at Sadiola. There are 188 employees at the Yatela Gold Mine. A microwave telephone system tied to the national grid at Kayes and satellite phones link the Yatela Gold Mine with the outside world.

  Environment

        Under the concession agreement with the Government of Mali, Yatela is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages and dust and noise. A fully integrated and comprehensive environmental management system has been implemented for the Yatela Gold Mine. The management system ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An independent environmental audit of Yatela will be conducted annually.

  Yatela

        Yatela is the joint venture company which holds the Yatela Mining Permit, owns the Yatela Gold Mine and carries out exploration activities on the Yatela Mining Permit. The shareholders of Yatela are SADEX as to 80% and the Government of Mali as to 20%.

        Yatela is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of Yatela are by a majority vote. The board of directors currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of Yatela is entitled to receive dividends, which may be distributed after payment of the financial obligations of Yatela, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by Yatela also take into account the projected operating and capital expenses of Yatela and legal reserves required by applicable corporate law.

        Yatela has appointed ANSER as the operator of the Yatela Gold Mine on the same terms as is described under the heading "Description of Sadiola Gold Mine — Operator Agreement" above.

  Mining Taxation

        Yatela is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise the mining taxation applicable to Yatela is the same as for SEMOS.

  Exploration

        No exploration was carried out on the Yatela Mining Permit in 2001. A budget of US$1.1 million is allocated for exploration on the Yatela Mining Permit in 2002. The target areas will be Alamoutala, KW-18, Niamboulama North, the northern pit extension and Dinnguilou.

TARKWA GOLD MINE

        Upon completion of the Arrangement, IAMGold, through Amalco, will indirectly own the aggregate 18.9% interest in GFGL which is currently owned indirectly by Repadre. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited ("Gold Fields"), a South African public company listed on the Johannesburg Stock Exchange and the NYSE (through American Depositary Shares), is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% carried interest in GFGL.

Acquisition of Interest in GFGL

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), a company which held a 5% interest in GFGL. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company, acquired Mutual in October 1995.

        Pursuant to a letter agreement (the "Cabo Frio Agreement") dated August 16, 1996 and amended on September 24, 1998, between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a 12.5% interest in GFGL. Included in the purchase consideration for the 12.5% interest in GFGL was a future payment to Mining Finance Company International Limited ("Mifinco") of 300,000 common shares of Golden Knight (the equivalent value of Repadre Shares were issued) and US$150,000 on each of May 1, 2000 and May 1, 2001, both of which were paid by Repadre.

        In October 1998, Gold Fields Limited ("Gold Fields"), the holder of a 71.1% interest in GFGL, announced the decision to inject US$60 million as its share of funds for a recapitalization of GFGL. The cash injection was to be utilized to fund remaining capital construction requirements as well as to reduce and restructure a US$75 million project loan facility. Golden Knight was unable to fund its obligations in connection with the recapitalization of GFGL. Repadre provided US$15 million to Golden Knight which enabled it to maintain its 17.5% interest in GFGL.

        In April 1999, Repadre and Golden Knight agreed to a business combination whereby shareholders of Golden Knight (except US holders who were entitled only to the first option) were offered either (a) 0.125 Repadre Shares and $0.33 in cash or (b) 0.20 Repadre Shares, $0.10 in cash and 0.20 common share purchase warrants ("Warrants"), where each whole warrant entitled the holder to purchase one Repadre Share for $4.00 for three years. Repadre, Golden Knight and Mutual amalgamated effective January 1, 2000 under the name Repadre Capital Corporation. In connection with the acquisition of Golden Knight, Repadre issued

4,306,188 Repadre Shares and 2,213,449 Warrants (2,178,595 of which were exercised for proceeds of $8.7 million).

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, on April 30, 1999 Repadre purchased from Cabo Frio, for an aggregate purchase price of US$2.2 million, common shares representing a 1.4% interest in GFGL as well all other outstanding obligations of Golden Knight due to Cabo Frio.

Description of Tarkwa Gold Mine

        The following description of the Tarkwa Gold Mine is derived from Gold Fields' registration statement on Form F-1 dated September 4, 2002 as filed with the United States Securities and Exchange Commission together with certain public information published by Gold Fields including its annual report for the period from July 2001 to June 2002, and its 2002 report on resources and reserves at Tarkwa. Although Repadre has no knowledge that the information published by Gold Fields relating to the Tarkwa Gold Mine contained in this Circular is inaccurate or incomplete, Repadre is not in a position to independently verify such information.

  Location, Access and Title

        The Tarkwa Gold Mine is located in southwestern Ghana, about 300 km by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in to the property.

        The Tarkwa Gold Mine operates under mining leases covering a total area of approximately 20,700 hectares. The Tarkwa concession is covered by five mining leases each dated April 18, 1997 in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa concession mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

  Geology

        Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwaian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 meters to 110 meters in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centered on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

  Production

        The following table sets forth production information for the Tarkwa Gold Mine for the periods indicated:

	12 months to
	June 2002	June 2001	June 2000	June 1999
Tonnes processed (000s)	14,914	11,667	8,017	5,024
Grade (g/t)	1.58	1.67	1.59	1.63
Ounces produced (000s)	544	440	296	206
Cash Cost (US$/oz)(1)	171	155	196	233

(1)
Excludes management fee paid to Gold Fields.

        The following table sets forth the estimated mineral reserves at the Tarkwa Gold Mine as at June 30, 2002 and June 30, 2001 as calculated by Gold Fields in accordance with the SAMREC Code using a gold price of US$285/oz:

	Tonnes (Mt)		Grade (g/t)		Gold (000 oz)
	2002	2001	2002	2001	2002	2001
Mineral reserves
Proved	57.5	72.7	1.4	1.5	2,680	3,440
Probable	89.6	58.5	1.3	1.8	3,760	3,422

Total proved and probable(1)	147.2	131.2	1.4	1.6	6,440	6,862
Low-grade operational stockpiles(2)
Proved	3.4	—	0.8	—	90	—

Grand total	150.7	131.2	1.4	1.6	6,530	6,862

(1)
Open cut.

(2)
Open cut and surface stockpiles.

        The following table sets forth the estimated mineral resources at the Tarkwa Gold Mine as at June 30, 2002 and June 30, 2001 as calculated by Gold Fields in accordance with the SAMREC Code:

	Tonnes (Mt)			Grade (g/t)		Gold (000 oz)
	2002		2001	2002	2001	2002	2001
Mineral resources
Measured	168.4		310.3	1.5	1.5	8,121	15,280
Indicated	105.5	*	28.4	1.8	1.9	5,951	1,700

Total measured and indicated(1)	273.9		338.7	1.6	1.7	14,072	16,980

Inferred	52.6	**	1.7	2.8	1.6	4,728	87
Low-grade operational stockpiles
Measured	3.4		—	0.8	—	90	—

(1)
Open cut and shallow underground.

*
Includes 26.9 million tonnes of shallow underground indicated mineral resource at 2.0 g/t cut-off (2.7 million ounces).

**
Includes 43.7 million tonnes of shallow underground indicated mineral resource at 2.0 g/t cut-off (4.4 million ounces).

  Mining

        Mining at the Tarkwa Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin. AMS provides employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. The contract with AMS is scheduled to expire in June 2004. Ore and waste at Tarkwa are mined selectively using hydraulic excavators in backhoe configuration in either 6m or 3m lifts, with the ore loaded into trucks with a payload capacity of approximately 85 tonnes. Ore is delivered to one of two primary crushers.

  Processing

        The Tarkwa Gold Mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, the Tarkwa plant and the plant at the Teberebie property acquired in August 2000. The Tarkwa heap leach plant was commissioned in 1997 while the Teberebie heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 1,217,000 tonnes per month.

        GFGL is considering adding a conventional crushing and mill and a CIL treatment circuit to complement the existing heap leach plants.

  Environment

        GFGL has an environmental permit for the Tarkwa property. An application for an environmental certificate has been made to the Ghanaian Environmental Protection Agency ("EPA"), which it has been advised will be issued in due course. As part of the process of obtaining an environmental certificate, GFGL has posted a provisional reclamation bond in the amount of US$3 million. GFGL received an environmental permit for the Teberebie property in April 2002.

        GFGL has submitted a fully costed reclamation plan for both the Tarkwa and Teberebie property and is waiting for the EPA's response. GFGL expects to provide one reclamation bond to cover both properties once the reclamation plan discussions are complete.

        On October 16, 2001, a cyanide solution spill was discovered at the Tarkwa property. GFGL identified and corrected the cause of the spill. On October 19, 2001 GFGL reported the leak to the EPA. In consultation with the appropriate government authorities, including the EPA, GFGL created a fund to pay for any costs incurred as a result of the spill in the amount of US$130,000. A writ has been filed against GFGL by the chief and principal members of the nearby community claiming compensation in respect of the spill. It is possible that others could make claims and the total amount of claims against GFGL could be greater than the amount for which GFGL has made provision. GFGL management is not able to predict the final outcome of such claims, although it does not expect the final amount of the claims to be material to GFGL.

  Operator

        Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of June 30, 2002, Tarkwa had approximately 1,300 employees including those employed by outside contractors.

  Mining Taxation and Foreign Exchange

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5% and there is also a national reconstruction and development levy, introduced on January 1, 2001, of 2.5% of operating profit. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax shall be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder of GFGL not normally resident in Ghana.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

DAMANG GOLD MINE

        Upon completion of the Arrangement, IAMGold, through Amalco, will indirectly own the aggregate 18.9% interest in Abosso which is currently owned indirectly by Repadre. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang gold mine and the majority shareholder of Abosso with a 71.1% interest. The Republic of Ghana holds a 10% carried interest in Abosso.

        Repadre acquired its 18.9% interest in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre, GFGL, Ranger Minerals Limited ("Ranger"), a public company listed on the Australian Stock Exchange, and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso and for the assignment of A$75.7 of indebtedness of Abosso to Ranger consisted of A$63.3 million in cash contributed by Gold Fields and 4.0 million Repadre Shares contributed by Repadre giving Repadre an 18.9% interest in Abosso and 21% of the shareholder loans.

Description of Damang Gold Mine

        The following description of the Damang Gold Mine has been derived from the Abosso Report prepared for Repadre by Abosso and filed by Repadre on SEDAR on April 24, 2002 together with certain public information published by Gold Fields including its registration statement on Form F-1 dated September 4, 2002 as filed with the United States Securities and Exchange Commission, its annual report for the period from July 2001 to June 2002 and its 2002 report on resources and reserves at Damang. Although Repadre has no knowledge that the information published by Gold Fields relating to the Damang Gold Mine contained in this Circular is inaccurate or incomplete, Repadre is not in a position to independently verify such information.

  Location, Access and Title

        The Damang Gold Mine is located 40 km north of the Tarkwa Gold Mine. It has good access roads and an established infrastructure. The property is approximately 280 km by road west of the capital, Accra, and 140 km by road from the port of Takoradi on the Atlantic coast. Most supplies are trucked in to the property. The Damang Gold Mine has access to the national electricity grid.

        The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 km2. The mining lease was granted for a period of 30 years and will expire on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

  Geology

        The geology of the Damang Gold Mine is that of a stockwork sulphide deposit. The deposit occurs as hydrothermal mineralization associated with dominantly east-dipping thrusts and sub-horizontal quartz veins.

        The deposit is hosted by metasediments and metadolerites of the Lower Proterozoic Tarkwaian System. The Tarkwaian system is confined to a northeasterly trending synclinorium, the Ashanti Belt, known to extend over 200 kilometres strike. The Abosso-Damang area lies close to the eastern margin of this structural basin, an area that features a number of major regional fold structures including the Damang Anticline.

        The Damang gold deposit is located predominantly on the eastern limb of the Damang Anticline. Mapping shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the anticline is displaced downward and to the south by a major fault. The Damang mineralization is located to the east of this fault, in and immediately east of the fold axis.

        Host rocks at Damang exhibit a number of types of alteration. A pervasive pink alteration is widespread in the Huni Sandstone and has also been observed in Banket sandstone and metadolerite. Pink coloration is caused by a matrix of hematite-stained albite, usually accompanied by minor sericite and carbonate. The assemblage suggests reaction with hot, oxidizing fluids. Similar alteration of sandstones is observed much farther south at Tarkwa, where no hydrothermal gold mineralization is apparent, indicating that this alteration is a regionally extensive phenomenon unrelated to gold mineralization.

        Metadolerites show localised bleaching and such bleached zones are commonly mineralized, though the dominant sulphide is usually pyrite rather than pyrrhotite. The style of alteration is similar to that accompanying many Archaean basaltic-hosted gold deposits in greenschist facies terrains and is the result of reaction with strongly reducing fluids.

        Paleoplacer Banket conglomerate mineralization exists in the deposit but does not represent a significant contribution of metal. Where Banket conglomerate mineralization is not overprinted with hydrothermal mineralization it exhibits grades of around 1 g/t gold.

        Silicification and quartz veining are the most obvious and widespread effects accompanying gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30cm and 1.5m either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to 1cm disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs as particles 25-70um diameter located on pyrite and pyrrhotite cracks and grain boundaries and the proportion of sulphides visible in samples is a good guide to gold grade.

        The only other sulphide mineral observed to date is very small amounts of fine chalcopyrite, usually found in metadolerite and not necessarily associated with pyrite-pyrrhotite mineralization.

        The chemical characteristics of hosts rocks appear to have played little role in controlling gold deposition. The contribution by pre-existing paleoplacer gold to the hydrothermal mineralization is not known.

  Production

        The following table sets forth production information for the Damang Gold Mine for the periods indicated:

	12 months to
	June 2002		June 2001	June 2000	June 1999
Tonnes milled (000s)	4,468		4,539	4,115	3,727
Grade (g/t)	2.29		2.42	2.81	2.37
Recovery	90.5%		91.2%	93.0%	94.7%
Ounces produced (000s)	306		322	347	269
Cash cost (US$/oz)	$200	(1)	$208	$191	$200

(1)
Reflects cash cost/oz for the period from January 23, 2002 to June 30, 2002.

        The following table sets forth the estimated mineral reserves at the Damang Gold Mine as at June 30, 2002 and June 30, 2001 as calculated by Gold Fields in accordance with the SAMREC Code using a gold price of US$285/oz:

	Tonnes (Mt)		Grade (g/t)		Gold (000 oz)
	2002	2001	2002	2001	2002	2001
Mineral reserves
Proved	5.0	7.3	2.5	2.6	393	603
Probable	5.8	6.4	1.9	2.2	361	445

Total proved and probable(1)	10.8	13.8	2.2	2.4	754	1,048
Low-grade operational stockpiles(2)
Proved	10.0	9.3	1.4	1.3	435	383

Grand total	20.7	23.1	1.8	1.9	1,189	1,431

(1)
Open cut.

(2)
Open cut and surface stockpiles.

        The following table sets forth the estimated mineral resources at the Damang Gold Mine as at June 30, 2002 and June 30, 2001 as calculated by Gold Fields in accordance with the SAMREC Code:

	Tonnes (Mt)		Grade (g/t)		Gold (000 oz)
	2002	2001	2002	2001	2002	2001
Mineral resources
Measured	7.1	13.0	2.4	2.3	550	955
Indicated	10.0	26.3	2.0	1.6	630	1,388

Total measured and indicated(1)	17.1	39.3	2.1	1.9	1,180	2,343

Inferred	2.6	17.4	1.8	1.8	150	1,021
Low-grade operational stockpiles
Measured	10.0	9.3	1.4	1.3	435	383

(1)
Open cut.

  Mining

        Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth moving contract since the commencement of operations in November 1997. The contract with AMS is scheduled to expire in December 2003.

        Fresh rock and transitional zones are drilled and blasted in 6m lifts with excavation in 3m flitches. Oxide material is excavated without the requirement of blasting. Ore and waste is loaded by 3 hydraulic excavators in backhoe configuration. The truck fleet consists of 13 rear-dump Caterpillar 777Ds with a payload capacity of around 90 tonnes.

        Mining is carried out for 12 consecutive days with a 2 day lay-off in a 14 day cycle. There are two shifts consisting of a 10 hour day shift and an 8 hour nightshift.

        Ancillary equipment includes bulldozers, graders, water trucks and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run of mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of 3.0 million tpa of fresh ore and 1.65 million tpa of oxide ore.

  Processing

        The milling circuit was commissioned in November 1997 at the design throughput of 3 million tpa. A number of modifications and optimizations allowed an increase in the annual throughput to close to 5 million tpa. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a carbon-in-leach ("CIL") recovery process. The average throughput of the plant is currently 600 tph (14,000 tpd) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800mm to about 80% passing 200mm. The ore from the crushing plant is then discharged to the reclaim ore stockpile with a live capacity of about 10,000t and total of 100,000t. The ore then progresses to the milling section which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless steel cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper where it is filtered and the sludge smelted after it has been dried in an oven.

  Tailings Disposal

        Waste material from the process is passed through tailings water thickener to recover water and reagents before it is pumped to the new East tailings dam located approximately 2 km east of the processing plant. Total capacity of the East dam is to be 30 million cubic metres and it is expected that this dam will provide tailings disposal facilities until the proposed end of mine life on current predictions.

        The old South tailings dam is located 2.5 km to the southeast of the process plant. Although it is no longer used for tailings disposal, return water is still occasionally used at the plant from this dam.

        Both tailings dams are located in areas with a number of natural ridges and hills which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of 1m be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a 1 in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth and the crests are approximately 26m. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition piezometers have been fitted to the dam walls to monitor any movement.

  Environment

        Abosso has an environmental permit for the Damang Gold Mine. Abosso has applied for an environmental certificate for the Damang Gold Mine, which it has been advised will be issued in due course, and has posted a provisional reclamation bond in the amount of US$2 million.

        Abosso has an aggressive rehabilitation plan for the mine and has a program of continuous rehabilitation for areas no longer required for the operation of the project. To date over 90 hectares of land is under rehabilitation and the program for the rehabilitation of the south tailings storage facility was initiated in 2001.

  Operator

        Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. As of June 30, 2002, the Damang Gold Mine had approximately 900 employees including those employed by outside contractors.

  Mining Taxation and Foreign Exchange

        The mining taxation and foreign exchange regulations applicable to the Damang Gold Mine are the same as for the Tarkwa Gold Mine. Under the deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years and has increased from the initial rate of 20% set in 1996. It has been more than two years since the last set of negotiations with the Bank of Ghana. The foreign exchange retention agreement for Abosso is in the process of being revised to, among other things, update the parties to the agreement. During the first half of 2000 the Bank of Ghana requested mining companies, including Abosso, to repatriate an additional 25% of their revenues to foreign currency accounts with local banks. Abosso was asked to do so by letter from the then Minister of Finance. Abosso has not heard anything further from either the Bank of Ghana or the Minister of Finance since that time. While a significant portion of Abosso's revenue is repatriated to Ghana to cover various operating and capital expenditures, a large increase in the percentage required to be repatriated could adversely affect Abosso's ability to use the cash flow from the Damang Gold Mine outside Ghana, including the funding of dividends and the repayment of principal and interest on indebtedness.

ROYALTIES

        Upon completion of the Arrangement, IAMGold, through Amalco, will hold, directly or indirectly, active royalty interests and related debt instruments on mineral properties located in Canada, Nicaragua, South Africa, Mexica, Bolivia and Honduras which interests and instruments are currently held by Repadre. IAMGold, through Amalco, will also hold, directly or indirectly, inactive royalty interests and related debt instruments on mineral properties located in the Canada, United States, Burkina Faso and Ghana.

        The foregoing royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

        The following is a description of these royalty interests.

Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

        IAMGold will hold a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property in which Aber Diamond Corporation ("Aber"), a public company listed on the TSX, owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly-owned subsidiary of Rio Tinto plc ("RTZ"), owns a 60% interest. The mining complex on the Diavik property is currently nearing completion at an estimated capital cost of $1.3 billion and initial production has been announced to start early in 2003.

        RTZ, DDM and Aber initiated a review process in 2001 regarding the history of royalties on the Lac de Gras Claims, including the Lac de Gras Royalty held by Repadre. The review process has not yet been completed. At this time, Repadre has been assured that no position adverse to Repadre has been taken by RTZ, DDM or Aber.

Williams Royalty — Ontario, Canada

        IAMGold will own 720 units (the "Williams Units") of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams Mine. The Williams Mine, one of Canada's largest gold producers, is located in the Hemlo Gold Camp, immediately north of Lake Superior. The Williams Mine is owned by Barrick Gold Corporation, a public company listed on a number of stock exchanges including the TSX and the NYSE, and Teck Cominco Limited, a public company listed on the TSX. There are currently outstanding 1,000 units of the Williams Trust and, accordingly, Repadre is entitled to receive 72% of the Williams Royalty payments. As of September 30, 2002, Repadre had recorded aggregate royalty revenue of $6,312,300 from the Williams Royalty.

        As consideration for the Williams Units, Repadre issued to the Vendor, 3284794 Canada Inc. (the "Williams Vendor"), $7,200,000 principal amount of convertible subordinated debentures (the "Williams Debentures") and 500,000 common share purchase warrants (which expired unexercised). The Williams Debentures bore interest at a rate of 2% per annum payable annually, matured on October 31, 2001 and were repayable by Repadre at any time. The Williams Debentures were convertible, at the option of the holder, into Repadre Shares on the basis of one Repadre Share for each $6.50 principal amount converted.

        Repadre also loaned $4,000,000 (the "Williams Loan") to the Williams Vendor. Interest on the Williams Loan was calculated at a rate of 2% per annum payable annually. As security for the repayment of the Williams Loan, the Williams Vendor pledged to Repadre the Williams Debentures, 55% of the Repadre Shares that it received from time to time upon the conversion of the Williams Debentures and 55% of any principal repayment of the Williams Debentures. The Williams Loan matured on October 31, 1999 and the outstanding principal amount was used to make a $4,000,000 principal prepayment on the Williams Debentures. As at June 30, 2002, the Williams Debentures were fully repaid.

El Limon Royalty — Nicaragua

        IAMGold will have a royalty (the "Limon NSR Royalty") originally calculated at the rate of 5% and subsequently reduced to 3% of net smelter returns on all mineral production from property located near El Limon, Nicaragua, which includes the Limon gold mine and the property within a 10 km radius of the El Limon mill (the "Limon Property"). The Limon Property is owned by Triton Minera S.A. ("Minera"). Black Hawk Mining Inc. ("Black Hawk"), a public company listed on the TSX, owns 100% of Triton Mining Corporation ("Triton") which indirectly owns 95% of Minera. The Limon Property is located in the Limon Mining District, which is approximately 100 km northwest of Managua. As of September 30, 2002, Repadre had recorded aggregate royalty revenue of $6,655,200 from the Limon NSR Royalty.

        In connection with the reduction of the Limon NSR Royalty, Repadre agreed that, so long as the price of gold was less than US$350 per ounce, any royalty payments from December 1, 1997 to June 30, 2000 could be satisfied on a quarterly basis by the issuance of common shares of Black Hawk. Under this arrangement, Repadre received 21,044,980 common shares of Black Hawk. Subsequent to June 30, 2000, Limon NSR Royalty payments reverted to cash and/or gold bullion.

        Also in connection with the reduction of the Limon NSR Royalty, Repadre was granted a 1.5% NSR royalty on Triton's 80% share of production from the Manantial Espejo project in the province of Santa Cruz, Argentina. If Triton did not develop the Manantial Espejo property, Triton was to pay Repadre $1,250,000 and, if Triton developed the property, Repadre had the option to sell the 1.5% NSR royalty to Triton for a payment of US$2,000,000. The $1,250,000 became due in January 2002 and, pursuant to a letter agreement dated December 31, 2001, Repadre and Triton amended the payment schedule so that payments would be received throughout 2002. As at September 30, 2002, US$74,000 remained outstanding and is schedule for receipt in December 2002. On March 25, 2002 Repadre sold the NSR royalty on the Manantial Espejo project for US$200,000.

Rex Royalty — South Africa

        IAMGold will own a gross sales royalty interest (the "Rex Royalty Interest") in the sale of all minerals (including diamonds) from the three diamond mines in South Africa owned by Rex Diamond Mining Corporation ("Rex Canada"), Bellsbank Consolidated Diamond (Pty.) Ltd. ("Bellsbank"), Loxton Exploration (Pty.) Ltd. ("Loxton"), Rex Diamond Corporation (Pty.) Ltd. ("Rex South Africa"), Rex Diamond Company N.V., Rex Mining Corporation Limited and Carrig Diamonds Ltd. (collectively, the "Rex Group"), known as the Bellsbank Mine, the Rex Mine and the Ardo Mine, as well as any other properties acquired by Bellsbank, Loxton and Rex South Africa (collectively, the "Rex Properties"). The consideration paid for the Rex Royalty Interest was US$1,625,000. In 1996, Repadre paid an additional US$2,250,000 to increase the rate at which the Rex Royalty Interest is calculated.

        The Rex Royalty Interest is structured as an investment by Repadre in Rex Diamonds (Barbados) Inc. ("Rex Barbados"), a Barbados corporation. The common shares of Rex Barbados are owned by Rex Canada, a public company listed on the TSX, and the preference shares of Rex Barbados are owned by Repadre. The preference shares provide for mandatory dividend payments from time to time calculated at a rate of 2.5% of gross sales of all minerals from the Rex Properties. Rex Canada has guaranteed the obligation of Rex Barbados to pay the dividend on the preference shares. As at September 30, 2002, dividends in an aggregate amount of $1,521,200 had been recorded by Repadre from Rex Barbados.

        The Bellsbank and Ardo Mines are located 80-100 km northwest of Kimberley in the Northern Cape Province in South Africa. The Rex Mine is located 275 km southwest of Johannesburg in the Orange Free State Province in South Africa. The Ardo Mine is the only mine currently in production. The Bellsbank and Rex Mines are on a care and maintenance basis.

Magistral Royalty — Mexico

        IAMGold will have a sliding scale NSR royalty (the "Magistral Royalty") from all minerals recovered from various properties in Mexico (the "Magistral Property"). The Magistral Royalty will be calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral Property is owned by Compania Minera Pangea, S.A. De C.V., an indirect wholly-owned subsidiary of Queenstake Resources Ltd., a public company listed on the TSX, and Midwest Mining Co., a private company. The purchase price for the Magistral Royalty was $3,400,000.

        Construction on the Magistral Property has been completed and the first production of gold occurred in October 2002. Initial royalty payments are expected early in 2003.

Don Mario Royalty — Bolivia

        IAMGold will have a 3% NSR royalty on all minerals produced from the Don Mario gold-copper property located 70 km northeast of the village of San Juan in the province of Santa Cruz, Bolivia. The Don Mario property is indirectly owned by Orvana Minerals Corporation ("Orvana"), a public company listed on the TSX. The aggregate purchase price for the royalty was US$4,000,000. As additional consideration Repadre received 750,000 share purchase warrants of Orvana with a 30-month term, exercisable at $0.62 per share. The exercise price was reduced to $0.18 per share in August 2001 and the warrants were exercised by Repadre in February 2002. In February 2001, Repadre advanced US$50,000 of secured bridge financing to Orvana which was repaid in early 2002.

        The Don Mario Property is currently in the construction phase, with completion expected by mid 2003.

Vueltas del Rio Royalty — Honduras

        IAMGold will have a 2% NSR royalty (the "Vueltas Royalty") on all minerals produced from various properties located in northwestern Honduras (the "Vueltas Properties"). Royalty payments received in respect of base metals produced from the Vueltas Properties must be paid to a third party. The Vueltas Properties are owned by Centroamerica De Reprecentationes s. De R.L. De C.V., a wholly-owned subsidiary of Geomaque Explorations Ltd. ("Geomaque"), a public company listed on the TSX. Payments of the Vueltas Royalty are guaranteed by Geomaque. In the case of gold, the Vueltas Royalty rate increases by 1% for each US$100 increase in the price of gold per ounce above US$400 per ounce to a maximum rate of 5%. Repadre purchased the Vueltas Royalty for US$1,225,000.

        Construction of the mining facilities at the Vueltas Properties was completed and the first bar of gold was poured in March 2001. Difficulties during startup led to a shutdown at the Vueltas Properties and a financial restructuring of Geomaque. The operation restarted production in April 2002. The economic viability of the property is not yet assured; however, royalty payments of $350,100 were received in September 2002 in respect of gold production for the period from March 2001 to June 2002.

Dolores Royalty — Mexico

        IAMGold will have a 1.25% NSR royalty (the "Dolores Royalty") on gold produced from various properties located in the State of Chihuahua, Mexico (the "Dolores Property") owned by Minefinders Corporation Ltd. ("Minefinders"), a public company listed on the TSX. The aggregate purchase price for the Dolores Royalty was US$650,000.

        The Dolores Property is currently at the pre-feasibility stage with Minefinders continuing to conduct exploration and development activities.

Joe Mann Royalty — Quebec, Canada

        Pursuant to a royalty agreement dated April 23, 1993 and an amending agreement dated June 30, 2001 (the "Meston Amending Agreement") with Meston Resources Inc., a wholly-owned subsidiary of Campbell Resources Inc. ("Campbell"), a public company listed on the TSX, IAMGold will hold an NSR royalty (the "Joe Mann Royalty") on gold, silver and copper production from a mining property located approximately 64 km south of Chibougamau, Quebec (the "Joe Mann Property"). The Joe Mann Property includes the precious metals mine known as the Joe Mann mine that restarted operations in March 2002 after shutting down in 2000. The purchase price paid by Repadre for the Joe Mann Royalty was $3,000,000. As of December 31, 2001, Repadre had recorded aggregate royalty revenue in the amount of $4,113,200 in respect of the Joe Mann Royalty.

        Under the Meston Amending Agreement, Repadre received 800,000 common shares of Campbell in consideration for reducing the Joe Mann Royalty rate on gold to: (i) 1.5% of net smelter returns when the price of gold is US$325 per ounce or greater, increasing by 1 basis point for every US$1.00 increase in the price of gold above US$325 per ounce to a maximum of 2% of net smelter returns; and (ii) once $500,000 has been received under the 1.5% rate outlined in the preceding clause, the royalty rate will reduce to 1% of net smelter returns when the gold price is US$350 per ounce or greater. With respect to copper and silver, the Joe Mann Royalty is 2% on production of copper in excess of 5,000,000 pounds per year and 2% of net smelter returns on production of silver in excess of 1,000,000 ounces per year. At current production levels, no royalty will be payable on copper or silver.

Other Royalties

  Golden Bear Royalty — British Columbia, Canada

        IAMGold will own an NSR royalty (the "Golden Bear Royalty") on mineral production from property (the "Golden Bear Property") consisting of a mining lease and 48 mining claims located in northwestern British Columbia, approximately 140 km west of Dease Lake and 160 km southeast of Atlin, British Columbia. The Golden Bear Property is owned by North American Metals Corp., a public company listed on the TSX Venture Exchange ("TSX Venture") of which Wheaton River Minerals Ltd., a public company listed on the TSX, is the majority shareholder. The purchase price paid by Repadre for the Golden Bear Royalty was $1,000,000.

        The Golden Bear Property includes the Golden Bear Mine, which is currently in the decommissioning phase. The Golden Bear Royalty was initially calculated at a rate of 7.5% of net smelter returns from all minerals recovered from the Golden Bear Property, but in December 1993 was reduced to a rate of 2% of net smelter returns after Repadre had received aggregate payments under the Golden Bear Royalty of more than $1,000,000. Repadre has recorded aggregate royalty revenue in the amount of $3,525,800.

  Combined Metals Royalty — Nevada, USA

        IAMGold will own an 0.3% NSR royalty (the "Gabbs Valley Royalty") on mineral production from property (the "Gabbs Valley Property") consisting of 32 square miles of mining leases and claims located in Gabbs Valley, Nevada. The Gabbs Valley Property is owned by Combined Metals Reduction Company ("Combined Metals"). In conjunction with acquiring the Gabbs Valley Royalty, Repadre advanced US$1,265,000 (the "Combined Metals Loan") to Combined Metals. Interest on the Combined Metals Loan is calculated at the rate of 10% per annum and is payable quarterly. The Combined Metals Loan is secured by a first charge on the Gabbs Valley Property. The Combined Metals Loan, together with accrued and unpaid interest thereon, matured on September 30, 1999. Interest on the loan is now calculated at the default rate of 12% per annum. Repadre has taken steps to foreclose on the properties securing the loan. Foreclosure proceedings may be lengthy as Combined Metals has filed for Chapter 11 bankruptcy protection in the United States.

  Miscellaneous

        IAMGold will hold a number of royalties that will not be reflected on its consolidated balance sheet. These royalties represent historical investments of Repadre which were subsequently written off or where an exploration property was converted into a royalty. The write-offs occurred primarily during 1998 and 1999, a period of low commodity prices which caused the owners of the underlying property interests to cease production or terminate their projects for economic reasons. These historical investments included royalties on the Buffalo Valley and Relief Canyon projects in Nevada, the Gold Road mine in Arizona, the Itos project in Bolivia, and the Lluvia de Oro mine in Mexico. The exploration properties that were converted to royalties were acquired in 1999 in connection with the Golden Knight acquisition. These properties are the two Seguenega permits in Burkino Faso, the Night Hawk Lake joint venture in Canada and the Manso Nkwanta joint venture in Ghana.

EXPLORATION PROJECTS

        The following is a brief description of the exploration properties in which IAMGold has an interest, all of which are located in West Africa and South America.

Senegal

  Bambadji and Daorala/Boto Exploration Permits

        The Bambadji and Daorala/Boto permits are located in the southeast of Senegal approximately 800 km east-southeast of Dakar, Senegal. The permits are underlain by Lower Proterozoic granites and Birimian volcano sedimentary rocks of similar age and composition to those which host many West African gold deposits. The Senegal-Mali Fault (SMF), a regional shear zone, traverses the properties. The early exploration on the permits was carried out by a joint venture but, since 2000, the work has been funded and carried out by IAMGold. In 2001, exploration continued to be focussed on the structural corridor to the east of the regional Senegal-Mali fault system. Geochemical anomalies were followed up by pitting or trenching and then, if warranted, by drilling.

        IAMGold budgeted US$1.4 million for exploration in 2002 on the Bambadji and Daoralo/Boto properties. In the first half of the year, 13 diamond drill holes (1,716m), two reverse circulation (RC) holes (100m) and 99 rotary air blast holes (RAB) (1,833m) were drilled on the properties. A follow-up RC and RAB program of drilling commenced at the beginning of December 2002 and is due to be completed by the end of December 2002.

Ecuador

  Norcay Project

        Geological mapping and soil sampling at the Norcay project has identified a low-sulphidation gold epithermal vein system. A ground magnetic survey is being carried out to more clearly define drill targets in areas with deep soil cover.

  Quimsacocha Project

        A joint venture consisting of major mining companies previously evaluated the Quimsacocha prospect for bulk mineable Yanacocha-type mineralization. IAMGold subsequently optioned the mineral rights and acquired all of the previous exploration data from one of the joint venture participants. Geological mapping and geochemical and geophysical surveys at Quimsacocha have confirmed that high-grade gold mineralization associated with enargite-pyrite veins intersected in four boreholes (drilled before IAMGold acquired the property and not evaluated by the previous joint venture) might be indicative of a major, but poorly exposed, epithermal vein system. The geology of the system has many similarities to the Lepanto (Philippines) epithermal gold-copper deposit from which four million ounces of gold, 12.6 million ounces of silver and 0.9 million tonnes of copper were produced. A first phase of drilling (1,352m in 6 holes) was completed in October and as a result of this work the main potential at Quimsacocha is now seen to be large flat-lying bodies of lower-grade mineralization. This style of mineralization is consistent with the interpretation of a TEM geophysical survey over the area. Further drilling is planned for 2003.

  Retazos Project

        The Retazos project was initiated in 1999 to gain a dominant mineral rights position in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 km by 2 km from which more than 4.5 million ounces of gold have been produced. Main production in the district came from the Portovelo mine, which was operated by an American company from 1898 to 1950. IAMGold first gained control of the central and northern portion of the district and initial work was focused in those areas, while mineral rights were being consolidated over the Portovelo mine area. IAMGold has now established a dominant mineral rights position and has also recovered most of the old mine plans, which were distributed among the many previous mineral rights holders.

        In 2001, three target areas to the north of the Portovelo mine were tested by 17 surface and 10 underground holes totalling 10,200m of core drilling. Most of the holes intersected the targeted veins, but gold values were low. Drilling (3,100m in four surface and three underground holes) in the Portovelo mine area intersected two new mineralized veins to the west of the old mine although gold valves were low. Drilling to test the extension of one of the veins previously exploited in the Portovelo mine intersected weak gold mineralization results.

        Toward the end of 2001, information from all of the drilling as well as underground and surface mapping and sampling was synthesized with data from the old mine plans. This resulted in the creation of a three-dimensional geological and grade model of the district, leading to a complete structural reinterpretation and a new geochemical assessment of the mineralized system. The model has helped to reveal the controls on gold mineralization and has identified an important drill target to the south and west of the Portovelo mine. IAMGold plans to either drill the new target or seek a joint venture partner.

  Filon Project

        Geophysical and geochemical surveys to the north of the Zaruma-Portovelo vein system (Retazos project) identified copper-gold porphyry targets. In joint venture with Rio Tinto Mining and Exploration Limited ("Rio Tinto") a program of widely spaced core drill holes was started in November 2001. Drilling of seven holes (2,085m) was completed in March 2002. After evaluating the results, Rio Tinto withdrew from the project. IAMGold is assessing whether the seven holes have adequately tested the potential of the 4 km by 1 km geochemical anomaly.

Brazil

  Tocantins Project

        In mid-1999 IAMGold and AngloGold established a joint-venture whereby IAMGold could earn a 50% interest in concessions totalling 2,000 km2 in the Almas greenstone belt in Tocantins State by spending a total of US$3 million over five years. IAMGold also holds 100% of concessions totalling 900 km2 in the same area.

        Through 2000 and into the early part of 2001, regional geological and geophysical surveys of the Almas greenstone belt were completed. Through much of 2001, exploration was focused on the Chapada shear zone, which has old gold workings over a strike length of more than 20 km. The main Chapada Garimpo consists of a 1.5 km portion of the shear zone where deformed quartz veins with high-grade gold mineralization are currently being mined to a depth of 120m by informal miners. Negotiations with surface rights owners and informal miners were finalized early in 2001. Surface and underground mapping and sampling was undertaken in order to guide drilling. Nineteen widely spaced core drill holes totaling 3,300m were drilled to test part of the Chapada shear zone. Twelve of the holes were drilled over a 3 km strike length to test the main Garimpo and the Southern Extension. All the holes intersected deformed quartz vein zones with gold mineralization generally between 1 to 3 g/t of gold with a best value of 4m at 2.5 g/t of gold and 1.8m at 5.6 g/t of gold. These grades cannot support an underground operation. It is recognized that in the north of the Chapada zone, there is potential for a lower-grade, open-pittable resource. Surface sampling and mapping will be carried out prior to making a decision on whether to test the area by drilling. IAMGold expects to vest its 50% interest in the joint venture by the end of 2002.

  Moeda Project

        In 1997, IAMGold recognized that a major Witwatersrand-type conglomerate-hosted gold deposit could be present in the southwestern portion of the Gandarela Syncline in the Quadrilatero Ferrifero (a major gold and iron mining district in Minas Gerais State). The presence of old gold workings covering a 15 km strike length and confirmation of widespread gold mineralization in the Moeda conglomerates by previous exploration drilling supported this model. In 1998, IAMGold initiated a program to acquire control of the mineral rights over a 15 km by 7 km area underlain by potentially mineralized conglomerates. The final mineral rights over the prospective area were acquired in August 2000, when the largest of all the properties, the Mineracoes Brasileiras Reunidas S/A ("MBR") block, was optioned.

        A geological model of the southern portion of the project area, where most of the previous drilling was completed has been compiled. The work has confirmed the presence of a gold resource on the Industrias Nucleares do Brasil ("INB") property. Drilling of three deep holes to test mineralized trends indicated by previous drilling on the MBR concessions was completed in March 2001. The drilling intersected well-developed conglomerate units with low-grade gold mineralization and confirmed the structural model for the MBR area. Further drilling is warranted but a joint venture participant will be sought, as a major drilling program will be required to adequately test the area.

Argentina

  Mesa Project

        In June 2000, IAMGold and Rio Tinto established a joint venture on the Las Mellizas property. Subsequent trenching on the property identified a low-grade, disseminated gold target as well as a system of epithermal veins with high-grade gold values. A total of 1,000m of core and 850m of reverse circulation drilling were completed between January and March 2001. The drilling showed that the disseminated gold target was too low-grade to warrant further work. However, two high-grade intercepts were returned at the southern end of the T12 vein with a best value of 7m at 65 g/t of gold (uncut). A second round of reverse circulation drilling (1,500m) which tested the southern end of the T12 vein in more detail generated another high-grade gold intersection. Rio Tinto subsequently withdrew from the project.

        IAMGold has continued with surface exploration of the vein system. A 1,000m program of closely spaced core drill holes showed that the high-grade pay shoot previously intersected at the southern end of the T12 structure was very small. Core and reverse circulation drilling to test the northern portion of the T12 vein as well as some of the other veins in the system commenced in April 2002. Results were negative and no further work is planned on the property.

        Surface samples from the La Esperanza property in the Mesa project area returned high-grade values from outcrops of an epithermal vein system which could extend under cover for up to 1.5 km. A 500m reverse circulation drill program intersected low-grade gold mineralization associated with quartz veining and association (best intersection of 21m at 1.5 g/t Au). A second drill campaign started in November to test veins and breccia zones and this program is due to be completed in December 2002.

  Los Menucos Project

        In 2001, exploration work focused on the 20 km by 10 km Abanico alteration zone. Detailed mapping and geochemical sampling showed that the Cerro Abanico and Cerro La Mina targets warranted drill follow-up. Subsequently, a joint venture was established with Companhia Vale do Rio Doce ("CVRD") on the Cerro Abanico target. A total of 3,600m of core and reverse circulation drilling was undertaken to test gold and base metal anomalies. The drilling showed that the system was eroded to a depth below the favorable elevation for epithermal gold mineralization. CVRD later withdrew from the project.

        Surface work on the Cerro La Mina target confirmed two drill targets on epithermal breccias and veins and drilling commenced in March 2002. The best results were 59.5g/t over 1m, 60.5g/t over 1m and 11.7g/t over 6m. These results are encouraging but a decision has not been taken as to whether IAMGold will continue the exploration or seek a joint venture partner.

        IAMGold has acquired an option to purchase the Dos Lagunas vein in the Los Menucos area and surface sampling, which started in late 2001, gave encouraging results and intersected gold mineralization. A drill program was carried out and low grade mineralization was intersected. Although these grades would not support an underground mine, the vein system is still considered to have some potential for higher grade shoots and discussions are being held with prospective joint venture partners.

DIRECTORS AND OFFICERS

        Upon completion of the Arrangement, William D. Pugliese and Mark I. Nathanson will continue to serve as Co-Chairmen of IAMGold. Joseph F. Conway, currently the President and Chief Executive Officer of Repadre, will become the President and Chief Executive Officer of IAMGold.

        Upon completion of the Arrangement, the IAMGold board of directors will be increased from the current eight to nine members and will include six of the current IAMGold directors, Mr. Conway and two additional independent nominees from the board of Repadre. The ongoing management of IAMGold will be selected from the existing management of IAMGold and Repadre. In addition, the committees of directors will be reconstituted in a manner acceptable to both Repadre and IAMGold.

        The following table sets forth, the name, municipality of residence, positions with IAMGold and principal occupation of each of the current directors and officers of IAMGold (without giving effect to the changes described in the two preceding paragraphs).

Name and Municipality of Residence	Position Held	Principal Occupation
William D. Pugliese Aurora, Ontario	Co-Chairman, Chief Executive Officer and Director	Officer of IAMGold
Mark I. Nathanson(1) Nassau, Bahamas	Co-Chairman and Director	Officer of IAMGold
Lord Armstrong of Ilminster(2)(3) London, England	Director	Corporate Director
Gordon Bogden(1) Toronto, Ontario	Director	Managing Director, Beacon Group Advisors Inc. (independent investment banking and research firm)
John A. Boultbee(2)(3)(4) Toronto, Ontario	Director	Chief Financial Officer, Hollinger Inc. (publishing company)
Derek Bullock(1)(2)(3)(4) Fenelon Falls, Ontario	Director	President, Delitova Corporation (mining and mineral resources consulting company)
Mahendra Naik(4) Markham, Ontario	Director	President & CEO, Yellow Online Inc. (publishing and on-line directory company)
Rodney T. Stamler(2)(3)(4) Ottawa, Ontario	Director	Retired
J. Todd Bruce Markham, Ontario	President and Chief Operating Officer	Officer of IAMGold
John C. Ross Toronto, Ontario	Chief Financial Officer	Officer of IAMGold
Larry E. Phillips Toronto, Ontario	Vice-President, Corporate Development and Secretary	Officer of IAMGold
Dennis Jones Toronto, Ontario	Vice-President of Exploration	Officer of IAMGold
Glynnis Frelih Pickering, Ontario	Corporate Controller	Officer of IAMGold

(1)
Member of the Executive Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance Committee.

(4)
Member of the Audit Committee.

        During the past five years, all of the foregoing persons have held their present principal business occupation or other executive office with the same company or its predecessors or affiliates except for: Mr. Stamler who, prior to January 1999, was Chairman of the Board of Forensic Investigation Associates (a forensic accounting firm); Mr. Naik who, prior to January 2000, was the Chief Financial Officer of IAMGold; Mr. Bogden who, prior to forming Beacon in January 2001, was a Director of Investment Banking at Newcrest Capital Inc. (an investment banking firm) from November 1999 to December 2000 and, from June 1997 to October 1999, was also a Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm); Mr. Ross who, prior to January 2000, was Corporate Controller of IAMGold; and Ms. Frelih who, prior to May 2000, was a General Accounting Manager of Warner Lambert Canada Inc. (a pharmaceutical company).

EXECUTIVE COMPENSATION

        The following table sets forth all annual and long-term compensation for services in all capacities rendered to IAMGold and its Subsidiaries for the financial years ended December 31, 2001, 2000 and 1999 in respect of each of the individuals who were, as at December 31, 2001, the Chief Executive Officer of IAMGold and the four other most highly compensated executive officers of IAMGold (collectively the "Named Executive Officers").

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)		Securities under Options/SARs Granted(2) (#)	Restricted Shares or Restricted Share Units (#)	Long Term Incentive Plan Payments ($)	All Other Compensation

William D. Pugliese Chief Executive Officer and Co-Chairman	2001 2000 1999	200,000 200,000 200,000	— 1,000,000 —	— — —		— — —	— — —	— — —	— — —

Mark I. Nathanson Co-Chairman and President of AGEM Ltd.	2001 2000 1999	200,000 200,000 200,000	— — —	— — —		— — —	— — —	— — —	— — —

J. Todd Bruce President and Chief Operating Officer	2001 2000 1999	201,539 200,000 200,000	35,000 42,000 —	79,062 82,256 69,000	(3) (3) (3)	265,000 — —	— — —	— — —	— — —

Dennis Jones Vice-President, Exploration	2001 2000 1999	175,538 175,000 175,000	25,000 42,000 —	— — —		270,000 — —	— — —	— — —	— — —

Larry E. Phillips Vice-President, Corporate Development	2001 2000 1999	155,068 153,000 153,000	25,000 42,000 —	— — —		170,000 — —	— — —	— — —	3,214 3,212 —	(4) (4)

(1)
No figures have been provided as taxable benefits did not exceed minimum threshold disclosure levels.

(2)
Options granted under the share incentive plan of IAMGold. See "Share Incentive Plan".

(3)
Represents imputed interest benefit on employee loan from IAMGold.

(4)
Represents additional dental benefits.

Option/SAR Grants During the Financial Year ended December 31, 2001

        The following table sets forth the options granted under the share incentive plan of IAMGold during the financial year ended December 31, 2001 to each of the Named Executive Officers:

Name	Securities under Options/SARs Granted(1) (#)	% of Total Options/SAR's Granted to Employees in the Financial Year(2)	Exercise or Base Price (Cdn$/Share)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Share)	Expiration Date(3)

J. Todd Bruce	265,000	21.51	3.90	3.90	December 11, 2011

Dennis Jones	270,000	21.92	3.90	3.90	December 11, 2011

Larry E. Phillips	170,000	13.80	3.90	3.90	December 11, 2011

(1)
Options awarded to each Named Executive Officer were to acquire Common Shares.

(2)
Based on an aggregate grant of options to acquire Common Shares during the financial year ended December 31, 2001.

(3)
Pursuant to the share incentive plan of IAMGold, unexercised options are subject to early expiration on the termination of employment of the optionee with IAMGold or its affiliates and on the optionee's death. Certain management agreements between IAMGold and certain of the Named Executive Officers have further provisions for the early expiration of options. See "Management Contracts".

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

        The following table sets forth certain information regarding all exercises of stock options/SARs during the financial year ended December 31, 2001 by each of the Named Executive Officers and the value of unexercised options/SARs of the Named Executive Officers as at December 31, 2001 on an aggregate basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2001 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at December 31, 2001(1) Exercisable/Unexercisable ($)

William D. Pugliese	—	—	600,000/ —	180,000/ —

Mark I. Nathanson	—	—	600,000/ —	180,000/ —

J. Todd Bruce	—	—	350,000/265,000	180,000/53,000

Dennis Jones	—	—	200,000/270,000	90,000/54,000

Larry E. Phillips	—	—	600,000/170,000	180,000/34,000

(1)
Based on the closing price of the Common Shares on the TSX on December 31, 2001 of Cdn$4.10.

Indebtedness of Management

        The following table sets forth all indebtedness to IAMGold or any of its Subsidiaries in connection with a purchase of securities of IAMGold for each individual who is, or at any time during the financial year ended

December 31, 2001, was a director, officer or employee of IAMGold and was indebted to IAMGold which aggregate indebtedness totals Cdn$1,661,500 as at the date hereof.

Name of Principal	Involvement of Corporation or Subsidiary	Largest Amount Outstanding during 2001	Amount Outstanding as at December 5, 2002	Financially Assisted Securities Purchases During 2001	Security for Indebtedness

J. Todd Bruce President, Chief Operating Officer(1)	Loan from IAMGold	$1,437,500	$1,437,500	—	250,000 Common Shares

Bruce Fletcher, Former Manager of Exploration South America(2)	Loan from IAMGold	$320,000	$224,000	—	70,000 Common Shares

(1)
In connection with this loan Mr. Bruce and IAMGold entered into a promissory note and a share pledge agreement. The loan is non-interest bearing until the maturity date of March 7, 2006, at which time it will bear interest at the rate equal to the rate prescribed for employee loans under the ITA calculated and compounded annually and payable quarterly on the last day of each quarter until paid in full. In the event that Mr. Bruce is no longer an employee of IAMGold or of an affiliate, within the meaning of the Securities Act (Ontario), of IAMGold for any reason, at the option of IAMGold, the loan will mature 60 days thereafter except if such event is due to death or disability in which case, at the option of IAMGold, the loan will mature six months after the date of such event. Mr. Bruce may make prepayments of all or any part of the loan at any time without notice or penalty. Mr. Bruce used the proceeds of this loan to purchase 250,000 Common Shares, which are pledged as security for this loan. The sole recourse of IAMGold for this loan is to the Common Shares pledged as security for the loan.

(2)
In connection with this loan Mr. Fletcher and IAMGold entered into a promissory note and a share pledge agreement. The loan is non-interest bearing and must be repaid by September 2003. Mr. Fletcher used the proceeds of this loan to purchase 100,000 Common Shares, of which, following a partial repayment in 2002, 70,000 remain pledged as security for this loan. The sole recourse of IAMGold for this loan is to the Common Shares pledged as security for the loan.

Other Compensation Matters

        There were long-term incentive awards made to the Named Executive Officers during the financial year ended December 31, 2001 in the amount of 705,000 options. Each option entitles the holder to acquire one Common Share at a price of Cdn$3.90. There are no pension benefits in place for the Named Executive Officers.

Management Contracts

        IAMGold has entered into substantially similar employment and management agreements (the "Management Agreements") with Messrs. Pugliese, Nathanson, Bruce, Ross, Jones and Phillips (or their management services companies (collectively the "Key Executives")). The Management Agreements are for a period of three years (subject to termination by the Key Executive on 90 days notice) and provide remuneration for Messrs. Pugliese and Nathanson in the amount of Cdn$200,000 per annum, Mr. Bruce in the amount of Cdn$250,000 per annum and for Messrs. Phillips, Ross and Jones in the amount of Cdn$185,000 per annum. The Management Agreements contain provisions protecting IAMGold with respect to non-competition, non-solicitation, confidential information and ownership of ideas and inventions and contain provisions with respect to termination on death and disability as well as termination by IAMGold other than for cause (in which case remuneration is paid to Messrs. Pugliese and Nathanson for 12 months, to Mr. Bruce for 30 months and to Messrs. Ross, Jones and Phillips for 24 months following such termination and, in all cases, any outstanding stock options become fully exercisable, provided that the Key Executive has been employed or engaged by IAMGold for at least 12 months).

        The Management Agreements contain "change of control" provisions pursuant to which, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination by IAMGold other than for cause, unless waived by the Key Executive. In such event, any unexercised rights pursuant to the Share Incentive Plan become fully exercisable and remain exercisable for 60 days.

Compensation of Directors

        Each director of IAMGold (other than Mr. Pugliese, Mr. Nathanson and Mr. Naik) receives an annual fee of Cdn$12,000 together with Cdn$1,000 for each meeting of the directors or any committee thereof in which such member participates. Any such director who chairs a committee of the directors also receives an annual fee of Cdn$3,000. Commencing in 2002, directors not employed by IAMGold each receive, on an annual basis, 20,000 options to purchase Common Shares under the Share Incentive Plan. In 2001 IAMGold paid Mr. Naik Cdn$60,000 for consulting services.

        Directors received an aggregate of Cdn$124,750 in remuneration in 2001. This amount excludes consulting fees paid to directors.

        A committee of the directors of IAMGold consisting of Messrs. Bogden, Bullock and Naik was formed in connection with matters relating to the Arrangement. It is anticipated that the members of the committee will receive a reasonable amount of compensation for their services as committee members.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of IAMGold as at September 30, 2002 and as at September 30, 2002 after giving effect to the Arrangement.

	Historical as at September 30, 2002	Pro Forma as at September 30, 2002
Non-recourse loan(1)	US$15,315,000	US$15,315,000
First Preference Shares, issuable in series	—	—
(authorized — unlimited)
Second Preference Shares, issuable in series	—	—
(authorized — unlimited)
Common Shares(2)	US$116,433,000	US$333,259,000
(authorized — unlimited)	(78,479,023 shs)	(141,370,015 shs)

(1)
See note 4 to the Notes to Consolidated Financial Statements of IAMGold in Exhibit C for further particulars of this non-recourse loan.

(2)
An additional 5,219,836 Common Shares will be issuable upon the exercise of options granted under IAMGold's share option plan (see "Share Option Plan") and, assuming completion of the Arrangement, a further 2,800,000 Common Shares will be issuable upon the exercise of options granted under Repadre's share incentive plan.

DESCRIPTION OF SHARE CAPITAL

        IAMGold is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares. As of December 5, 2002, nil First Preference Shares, nil Second Preference Shares and 78,620,889 Common Shares were issued and outstanding.

First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to IAMGold's articles, the directors of IAMGold are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on dissolution of IAMGold. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of IAMGold to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to IAMGold's articles, the directors of IAMGold are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on dissolution of IAMGold. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of IAMGold. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of IAMGold to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

Common Shares

        Each Common Share entitles the holder thereof to one vote at all meetings of shareholders of IAMGold other than meetings at which only holders of another class or series of shares of IAMGold are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGold and the remaining property of IAMGold upon dissolution of IAMGold.

DIVIDEND RECORD AND POLICY

        IAMGold declared an initial annual dividend of Cdn$0.05 per share to holders of record of Common Shares at December 24, 2001. Payment was made January 25, 2002. IAMGold plans to provide holders of Common Shares with the option of receiving future dividend payments in gold or Canadian dollars. The actual timing, payment and amount of dividends paid by IAMGold will be determined by the directors of IAMGold from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGold, the need for funds to finance ongoing operations and such other business considerations as the directors of IAMGold may consider relevant.

SHARE INCENTIVE PLAN

        IAMGold has established a share incentive plan (the "Share Incentive Plan") for the benefit of full-time and part-time employees, directors and officers of IAMGold and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of IAMGold. The Share Incentive Plan consists of a share purchase plan, a share bonus plan and a share option plan. As at December 5, 2002, there were reserved for issuance under the Share Incentive Plan a total of 8,053,781 Common Shares. The following is a summary of the Share Incentive Plan.

Share Purchase Plan

        Subject to the requirements of the share purchase plan, the directors of IAMGold have the authority to select those employees and members of management of IAMGold and designated affiliates who may participate in the share purchase plan. IAMGold will match the participant's contribution, which cannot exceed 10% of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued Common Shares having a value equal to the aggregate amount contributed to the share purchase plan by the participant and IAMGold. The purchase price per Common Share will be the weighted average price of the Common Shares on the TSX for the calendar quarter in respect of which the Common Shares are issued. Such Common Shares will be delivered to participants 12 months following their date of issue.

        A maximum of 750,000 Common Shares may be issued under the share purchase plan. For the financial year ended December 31, 2001, no Common Shares were issued pursuant to the share purchase plan and to date the directors of IAMGold have not designated any employees eligible to participate under the share purchase plan.

Share Bonus Plan

        The share bonus plan permits Common Shares to be issued as a discretionary bonus to employees and management of IAMGold and designated affiliates. A maximum equal to the lesser of 600,000 Common Shares and 1% of the number of Common Shares outstanding from time to time may be issued under the share bonus plan. For the financial year ended December 31, 2001, no Common Shares were issued pursuant to the share bonus plan.

Share Option Plan

        The share option plan provides for the grant of non-transferable options for the purchase of Common Shares to eligible participants. Subject to the requirements of the share option plan, the directors of IAMGold have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which Common Shares may be purchased. The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately proceeding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the share option plan, will expire on a date to be determined by the directors of IAMGold at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the Common Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of Common Shares under option cannot exceed 9,250,000 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed 5% of the number of Common Shares then outstanding.

        The share option plan also provides for share appreciation rights ("SARs"). An optionee is entitled to elect to terminate his or her option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which shall be the weighted average price for the Common Shares on the TSX for the five trading days immediately preceding the date of termination of the option) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares multiplied by the difference between the fair value and the exercise price per share of such Common Shares, less any amount required to be withheld on account of income taxes.

        If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the directors of IAMGold may permit all options outstanding to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

        A maximum number of 9,245,595 Common Shares may be issued under the share option plan, of which options to purchase an aggregate of 5,114,635 Common Shares are currently outstanding.

LEGAL PROCEEDINGS

        IAMGold is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri claims damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between IAMGold and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that IAMGold had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. IAMGold appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by IAMGold for leave to appeal to the Supreme Court of Canada was denied.

        A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. IAMGold has contested the damages claimed by Kinbauri. The trial judge has reserved judgment on the issue of damages. IAMGold expects a decision on this matter in 2003.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as disclosed under the "Executive Compensation", none of the directors and executive officers of IAMGold, or their respective associates, has had a material interest in any material transaction of IAMGold or its subsidiaries since January 1, 1999 except that IAMGold rented office space from, and paid for office services to, a company controlled by William Pugliese, Co-Chairman and Chief Executive Officer of IAMGold. Amounts paid for rent and offices services were Cdn$252,413 in 2001, Cdn$274,193 in 2000 and Cdn$252,664 in 1999. IAMGold paid Cdn$189,515 for rent and office services in the first nine months of 2002.

PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of Repadre, as at December 5, 2002, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the outstanding Common Shares, except for William D. Pugliese, Aurora, Ontario who beneficially owned (through Fundeco Inc., Caribbean Investment Bank and Driftwood Cove Resort Inc., all private companies controlled by him) an aggregate of 13,283,929 Common Shares, representing approximately 16.9% of the total number outstanding and Fidelity Management and Research Company and Fidelity Management Trust Company, both of Boston, Massachusetts, and Fidelity International Limited, Pembroke, Bermuda which, as at September 18, 2002, collectively controlled 7,921,700 Common Shares, representing 10.1% of the total number outstanding. To the knowledge of the directors and officers of Repadre, as of the Effective Date, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to all of the Common Shares which will then be outstanding.

RISK FACTORS

Dependence on Mining Operations and Operators

        Following the Effective Date, IAMGold will have an interest in four gold mining operations. The Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine will represent approximately 37%, 22%, 29% and 12%, respectively, of IAMGold's estimated gold production for 2003. Any adverse development affecting any of the four mining operations may have a material effect on IAMGold's financial performance and results of operations.

        Following the Effective Date, IAMGold will have royalty interests on various gold and diamond properties, including the Lac de Gras Royalty which covers the Diavik diamond property. Any adverse development affecting the Diavik diamond property or the royalty interest which will be acquired by IAMGold therein may have a material effect on IAMGold's performance and results of operations.

        RTZ, DDM and Aber initiated a review process in 2001 regarding the history of royalties on the Lac de Gras Claims, including the Lac de Gras Royalty held by Repadre. The review process has not yet been completed. At this time, Repadre has been assured that no position adverse to Repadre has been taken by RTZ, DDM or Aber. However, Repadre understands that such review has not been completed and, accordingly, it is possible that a position adverse to Repadre could be taken by RTZ, DDM and/or Aber in the future.

        IAMGold relies on AngloGold's operating ability and, upon completion of the Arrangement, will rely on Gold Fields' operating ability and the ability of the operators of the mines in which IAMGold will have a royalty interest, to effectively manage the mines in which IAMGold has and will have an interest or in respect of which IAMGold will hold a royalty interest. While IAMGold believes that the operating history of AngloGold, Gold Fields and the operators of mines subject to such royalty interests mitigates this risk, there can be no assurance that this will continue to be the case.

Fluctuations in Gold and Diamond Prices

        The profitability of IAMGold's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold and diamond prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and diamond prices may adversely affect IAMGold's financial performance and results of operations. With the Sadiola, Yatela, Tarkwa and Damang Gold Mines, IAMGold will be positioned as a low cost producer. Any gold price decline would delay IAMGold receiving profit distributions from these mines and reduce royalty revenue from IAMGold's gold royalty interests. Any diamond price decline would reduce royalty revenue from IAMGold's diamond royalty interests.

        To partially mitigate any decline in gold price, AngloGold, pursuant to its operator contract, implements the hedge policy established by the directors of SEMOS in respect of the Sadiola Gold Mine. As at September 30, 2002, call options for an aggregate of 75,000 ounces of gold (IAMGold's share 28,500 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola Gold Mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines and no plans to put any such financial instruments in place. In previous years IAMGold has benefited from gold sales above the average spot price. The decision not to use financial instruments may decrease the realized price of future gold sales if there is a material decrease in the price of gold.

        During 2002, IAMGold converted the majority of its corporate cash balances to gold bullion. A maximum of one-month's working capital cash balance will be maintained by IAMGold on an ongoing basis. As a result, IAMGold is highly exposed to changes in gold prices. As at September 30, 2002, the gold money holding of IAMGold amounted to 94,281 ounces of gold.

Uncertainty of Reserve and Resource Estimates

        The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require IAMGold to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair IAMGold's profitability. Should the market price of gold fall, IAMGold could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Political Risk

        IAMGold believes that governments in Mali and Ghana support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which IAMGold has exploration properties and will, upon completion of the Arrangement, have royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out. In the case of the operating gold mines, the Governments of Mali and Ghana are minority shareholders in the companies which own the mines, which may assist in mitigating the political risk, although there is no assurance that this will be the case.

Government Interests and Royalties

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease. This option is applicable to the Damang Gold Mine. In addition, the Ghana Government is entitled to a royalty of 3% to 12% of mineral sales after direct expenses.

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in Yatela. In addition, the Government of Mali is entitled to royalties aggregating 6% of mineral sales.

Foreign Exchange Control

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account. Under the deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years and has increased from the initial rate of 20% set in 1996. During the first half of 2000 the Bank of Ghana requested mining companies, including Abosso, to repatriate an additional 25% of their revenues to foreign currency accounts with local banks. Abosso was asked to do so by letter from the then Minister of Finance. Abosso has not heard anything further from either the Bank of Ghana or the Minister of Finance since that time. While a significant portion of GFGL's and Abosso's revenue is repatriated to Ghana to cover various operating and capital expenditures, a large increase in the percentage required to be repatriated could adversely affect GFGL's or Abosso's ability to use the cash flow from the Tarkwa Gold Mine and the Damang Gold Mine outside Ghana, including the funding of dividends and the repayment of principal and interest on indebtedness.

Nature of Mineral Exploration and Mining

        IAMGold's profitability is significantly affected by the costs and results of its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on IAMGold's exploration properties or the properties in which, upon completion of the Arrangement, it will hold royalties will result in a profitable commercial mining operation.

        IAMGold's operations are, and will continue to be, subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. IAMGold's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which IAMGold has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While IAMGold may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which IAMGold cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting IAMGold's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in IAMGold not receiving an adequate return on invested capital.

Production

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which IAMGold has an interest or in respect of operating gold mines or mines subject to royalties in which, upon completion of the Arrangement, IAMGold will have an interest. In addition to engineering, operating and capital cost factors, the revenue of IAMGold from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Additional Financing

        A portion of IAMGold's activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. There is no assurance that IAMGold will have, or be able to raise, the required funds to continue these activities.

        IAMGold may acquire other royalties or exploration properties in West Africa, South America or elsewhere which may require acquisition payments to be made and exploration expenditures to be incurred. All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance IAMGold will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Licenses and Permits

        IAMGold requires licenses and permits from various governmental authorities. Each of Repadre and IAMGold believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that IAMGold will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

        The mineral exploration and mining business is competitive in all of its phases. There is a limited number of royalty acquisition opportunities available and a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where IAMGold contemplates acquiring royalties or conducting exploration activities. IAMGold competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than IAMGold, in the search for and the acquisition of attractive royalties or mineral properties. IAMGold's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties, royalties or prospects for mineral exploration. There is no assurance that

IAMGold will continue to be able to compete successfully with its competitors in acquiring such royalties, properties or prospects.

Cash Costs of Gold Production

        IAMGold's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of IAMGold may differ from the estimated performance. As these factors are beyond IAMGold's control, there can be no assurance that IAMGold will continue to maintain its status as a low cash cost gold producer.

Title Matters

        While each of Repadre and IAMGold has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The failure to comply with all applicable laws and regulations, including failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by Repadre or IAMGold.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect IAMGold's operations. Environmental hazards may exist on the properties in which IAMGold holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

Currency Risk

        Currency fluctuations should not affect the cash flow which IAMGold will realize from its operations. Gold is quoted in US dollars and sold in the world market. For the operating gold mines, the majority of the operating costs are denominated in US dollars. A majority of the exploration costs are in US dollars. A small portion of expenditures are payable in the local currencies of Canada, Mali, Ghana, Senegal, Ecuador, Brazil and Argentina.

Performance of Key Personnel

        IAMGold will continue to be dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. IAMGold currently does not have key person insurance on these individuals.

AUDITOR, REGISTRAR AND TRANSFER AGENT

        The auditor of IAMGold is and will continue to be KPMG LLP, Chartered Accountants, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2.

        The registrar and transfer agent of IAMGold is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. It is anticipated that, by the Effective Date, the registrar and transfer agent of IAMGold will be changed to Computershare Trust Company of Canada at its principal office in Toronto, Ontario and in Golden, Colorado.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed by IAMGold with the securities regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of this Circular:

(a)
the annual information form dated April 30, 2002;

(b)
the management information circular dated May 8, 2002 (excluding the sections entitled "Composition of the Compensation Committee", "Compensation Committee Report on Executive Compensation", "Shareholder Return Performance Graph" and "Statement of Corporate Governance Practices");

(c)
the material change report dated May 24, 2002 relating to an underwritten public offering of 9,000,000 Common Shares at a price of Cdn$7.00 per share for gross proceeds of Cdn$63 million; and

(d)
the material change report dated November 5, 2002 relating to the Arrangement.

        Any financial statements, managements' discussion and analysis or documents of the type referred to above (excluding confidential material change reports) filed by IAMGold with a securities commission or similar authority in Canada after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.

        Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

        Copies of the documents incorporated herein by reference may be accessed on SEDAR (www.sedar.com) or obtained on request without charge from the secretary of IAMGold at the head office of IAMGold located at 2820 Fourteenth Avenue, Markham, Ontario L3R 0S9, telephone: (905) 477-4420.

EXHIBIT C

IAMGOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the unaudited interim financial statements of IAMGold for the period ended September 30, 2002 and the notes thereto which appear following this discussion and analysis. All figures in this section are in US dollars, unless stated otherwise.

THIRD QUARTER — THREE MONTHS ENDED SEPTEMBER 30, 2002

        IAMGold reported consolidated net income of $3 million ($0.03 per share) for the third quarter of 2002, compared to net income of $3 million ($0.04 per share) for the third quarter of 2001. Operating cash flow (before working capital changes) for the third quarter of 2002 was $6 million ($0.08 per share) compared to $8 million ($0.11 per share) for the third quarter of 2001.

Revenue:

        Consolidated revenues from Sadiola and Yatela operations for the third quarter were $25 million compared to $22 million for the third quarter of 2001.

        The average realized gold price in the third quarter of 2002 was $317 per ounce compared to $273 per ounce for the same period in 2001. Spot gold prices averaged $313 per ounce in the third quarter of 2002 compared to $271 per ounce in the third quarter of 2001. Financial instruments increased revenues by $4 per ounce in the third quarter of 2002 and by $2 per ounce in the third quarter of 2001. IAMGold's third quarter revenue in 2002 reflects its amortization of a $0.4 million gain related to deferred hedge revenue.

Mining Costs:

        Mine operating costs in the third quarter of 2002 increased by $2.0 million compared to the third quarter of 2001. Average total cash cost per ounce increased to $186 in the third quarter of 2002 from $146 per ounce in the third quarter of 2001. At Sadiola increased costs were expected due to the transition from oxides to sulphides. Costs at Yatela were higher due to increased wear on mineral sizers and increased cement usage.

        Depreciation expense per ounce at Sadiola in the third quarter of 2002 was higher than in the same period of 2001 due to slightly higher expenses and the lower production level.

        At Sadiola, total cash costs were $187 per ounce in the third quarter in comparison to the $146 per ounce in the third quarter of 2001.

        At Yatela, total cash costs were $185 per ounce in the third quarter in comparison to the $147 per ounce in the third quarter of 2001.

All Other:

        Interest expense at the mine level decreased in the third quarter of 2002 compared to the third quarter of 2001, reflecting a reduction in Yatela debt and the retirement of Sadiola debt.

        Corporate administration expenses in the third quarter of 2002 were higher than the third quarter of 2001 due to increased salary and investor relations efforts.

        Exploration project spending is in line with the budget of $5 million but was $1 million more than in the third quarter of 2001. The 2002 spending profile will have greater spending in the last half of the year compared to 2001, but total spending in each year will be equal.

        Current income taxes of $0.8 million represents Sadiola income taxes for the third quarter of 2002. The mine became taxable at the end of February 2002, on its five year anniversary of commercial production.

        A non-cash provision for future income taxes increased net income by $0.2 million in the third quarter of 2002 as compared to a $0.8 million decrease in net income in the third quarter of 2001. The taxes relate to Sadiola profits which will be repatriated to Canada. Senior lenders' restrictions on cash movements from Sadiola were eliminated in May 2002, on the last debt repayment. IAMGold expects future corporate expenses to reduce the future tax liability balance.

        A gain of $0.8 million from holding gold bullion was recorded in the third quarter of 2002.

THIRD QUARTER — NINE MONTHS ENDED SEPTEMBER 30, 2002

        IAMGold's year to date reported consolidated net income was $8 million ($0.10 per share) for the first nine months of 2002, compared to net income of $9 million ($0.12 per share) for the first nine months of 2001. Operating cash flow (before working capital changes) for the first nine months of 2002 was $20 million ($0.26 per share) compared to $22 million ($0.30 per share) for the first nine months of 2001.

Revenue:

        Consolidated revenues from operations for the nine months ended September 30, 2002 were $65 million compared to $60 million for the nine months ended September 30, 2001. The increase in revenue was created by higher gold prices. Increased Yatela production was offset by some 36,100 ounces (IAMGold's share) of fourth quarter 2000 Sadiola production sold in the first quarter of 2001.

        The average realized gold price per ounce was $307 for the first nine months of 2002 compared to $279 per ounce for the first nine months of 2001. Spot gold prices averaged $305 per ounce in the first nine months of 2002 compared to $269 per ounce in the first nine months of 2001. The use of financial instruments increased revenues by $2 per ounce in the first nine months of 2002 and increased revenues by $10 per ounce in the first nine months of 2001.

Mining Costs:

        Mine operating costs reported in the income statement in the first nine months of 2002 rose by $3 million compared to the first nine months of 2001. Average total cash cost per ounce increased to $167 in the first nine months of 2002 from $145 per ounce in the first nine months of 2001. The increase was due to increased cash costs at Sadiola (lower throughput and recovery) and new Yatela production.

All Other:

        Interest expense at the mine level decreased in the first nine months of 2002 compared to the first nine months of 2001, reflecting a reduction and retirement of IAMGold's share of Sadiola debt.

        Corporate administration, exploration administration and exploration expense in the first nine months of 2002 were in line with expectations and those in the first nine months of 2001.

        A $1 million gain from holding gold in 2002 was reported for the first nine months. A foreign exchange loss from holding a Canadian dollar balance in corporate discretionary cash of $1 million was reported (nil in 2002) in the first nine months of 2001.

FINANCIAL REVIEW

        Asset additions amounted to $2 million in the third quarter of 2002 and $8 million in the first nine months of 2002. These additions relate to remaining sulphide plant and exploration at Sadiola and to heap leach pads at Yatela.

        The final Sadiola payment (both senior and subordinated loans) was paid in mid-May 2002 and totalled $31.5 million at the mine level ($12 million at the IAMGold level). IAMGold's share of cash balances at September 30, 2002 amounted to $8.5 million at Sadiola and $7.4 million at Yatela.

        IAMGold's consolidated cash position as at September 30, 2002 was $17.2 million. Included in this amount is $16.0 million held in joint ventures. The corporate cash and gold bullion position at September 30, 2002 was $31.8 million, of which $30.5 million was held in gold bullion (94,281 ounces).

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEET

(United States Dollars in 000's, except per share data)

	As at Sept 30, 2002	As at Dec 31, 2001
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (note 2)	$17,250	$25,332
Restricted cash (note 2)	—	6,033
Gold bullion (note 3)	30,519	—
Accounts receivable and other	9,674	5,306
Inventories	8,362	6,823

	65,805	43,494
Long-term inventory	9,944	8,941
Long-term receivables	14,728	14,445
Mining interests	101,734	108,484
Other assets	1,080	1,234

	$193,291	$176,598

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities (note 8)	$15,350	$13,402
Current portion of non-recourse loans payable (note 4)	—	11,562

	15,350	24,964
Long-term liabilities:
Deferred revenue	3,723	4,964
Future tax liability	3,830	4,140
Non-recourse loans payable (note 4)	15,315	15,055

	38,218	49,123
Shareholders' equity:
Common shares (Issued: 78,479,023 shares) (note 5)	116,433	96,782
Retained earnings	38,640	30,693

	155,073	127,475

Commitments and contingencies (note 7)
	$193,291	$176,598

See accompanying notes to consolidated financial statements

IAMGOLD CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(unaudited)
(United States Dollars in 000's, except per share data)

	Three months ended		Nine months ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001
Revenue:
Gold sales	$24,505	$21,636	$65,085	$59,850
Expenses:
Mining	13,576	11,253	33,252	30,228
Depreciation and depletion	4,988	4,447	14,422	10,885
Interest	494	581	615	2,224
Interest income	(62)	(216)	(249)	(807)

	18,996	16,065	48,040	42,530

Earnings from mining operations	5,509	5,571	17,045	17,320
Other expenses:
Corporate administration	825	583	2,361	1,870
Exploration and exploration administration	2,192	1,191	4,998	5,398
Foreign exchange	71	128	(38)	992
Gain on gold bullion	(806)	—	(995)	—
Interest	101	189	292	192
Interest income	(96)	(270)	(293)	(798)

	2,287	1,821	6,325	7,654

Earnings before income taxes	3,222	3,750	10,720	9,666
Income taxes (recovery):
Current	790	4	3,083	(139)
Future	(190)	805	(310)	970

	600	809	2,773	831

Net earnings	2,622	2,941	7,947	8,835
Retained earnings, beginning of period	36,018	27,945	30,693	22,051

Retained earnings, end of period	$38,640	$30,886	$38,640	$30,886

Net earnings per share (basic & diluted)	$0.03	$0.04	0.10	$0.12

Operating cash flow (excluding changes in working capital)	$5,910	$8,379	$19,659	$21,900

Operating cash flow per share (excluding changes in working capital)	$0.08	$0.11	$0.26	$0.30

See accompanying notes to consolidated financial statements

IAMGOLD CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)
(United States Dollars in 000's, except per share data)

	Three months ended		Nine months ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001
Operating activities:
Net income	$2,622	$2,941	$7,947	$8,835
Items not affecting cash:
Depreciation and depletion	4,993	4,452	14,454	10,908
Deferred revenue	(414)	333	(1,241)	1,252
Future income taxes	(190)	805	(310)	970
Gain on gold bullion	(806)	—	(995)	—
Unrealized foreign exchange losses (gains)	(295)	(152)	(196)	(65)
Change in non-cash current working capital	(1,675)	764	(1,677)	3,485
Change in non-cash long-term working capital	31	(1,734)	(1,438)	(5,766)

	4,266	7,409	16,544	19,619
Financing activities:
Issue of common shares, net of issue costs	354	—	19,651	11
Dividends paid	—	—	(2,306)	—
Restricted cash	—	(41)	6,033	323
Non-recourse loans:
Proceeds	472	1,943	756	6,681
Repayments	373	—	(11,887)	(12,040)

	1,199	1,902	12,247	(5,025)

Investing activities:
Mine interests	(1,941)	(3,654)	(7,624)	(12,435)
Note receivable	(222)	(2,020)	153	(5,380)
Purchase of gold bullion	(4,015)	—	(31,005)	—
Proceeds from gold bullion sales	382	—	1,481	—
Other assets	161	(1)	122	2

	(5,635)	(5,675)	(36,873)	(17,813)

(Decrease) increase in cash and equivalents	(170)	3,636	(8,082)	(3,219)
Cash and equivalents, beginning of period	17,420	29,945	25,332	36,800

Cash and equivalents, end of period	$17,250	$33,581	$17,250	$33,581

Supplemental cash flow information:
Interest paid	$—	$166	$435	$1,613
Income taxes	790	—	3,083	218

See accompanying notes to consolidated financial statements

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(United States Dollars in 000's, except per share data)

For the period ended September 30, 2002

The interim consolidated financial statements of IAMGold Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

1.    CHANGE IN ACCOUNTING POLICY:

  Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based compensation and other stock-based payments". Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

  The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method at Cdn$7.88 per share. Accordingly, the fair value of the 120,000 options granted to employees subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%; dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

  The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended Sept 30, 2002	Nine months ended Sept 30, 2002
Earnings for the period	$2,622	$7,947
Compensation expense related to fair value of stock options	27	33

Pro forma earnings for the period	2,595	7,914

Pro forma earnings per share:
Basic and diluted	$0.03	$0.10

2.    CASH AND CASH EQUIVALENTS:

	Sept 30, 2002	Dec. 31, 2001
Corporate	$1,299	$13,988
Joint ventures	15,951	11,344

	17,250	25,332
Restricted cash — for Sadiola senior loan covenants	—	6,033

	$17,250	$31,365

3.    GOLD BULLION:

  As at September 30, 2002, the Company held 94,281 ounces of gold bullion. This bullion was valued at market rates of US$324 per ounce as at September 30, 2002. Holding gains related to gold bullion resulted in a recognition of $928,000 for the nine months ended September 30, 2002. Realized gains related to the sale of gold bullion were $67,000 for the nine months ended September 30, 2002.

4.    NON-RECOURSE LOANS PAYABLE:

	Sept 30, 2002	Dec. 31, 2001
Yatela loans*	$15,315	$15,055
Sadiola senior loans	—	5,993
Sadiola subordinated loans	—	5,569

	$15,315	26,617
Less current portion	—	11,562

	15,315	$15,055

*Yatela loans	$15,315	$15,055
Note receivable from the Government of Mali, included in Long-term receivables	8,403	8,556

Net Yatela obligation	$6,912	$6,499

5.    SHARE CAPITAL

  Authorized:

    Unlimited first preference shares, issuable in series

    Unlimited second preference shares, issuable in series

    Unlimited common shares

  Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance December 31, 2001	73,474,358	$96,782
Share offering (a)	4,000,000	17,401
Exercise of options	1,004,665	2,250

Issued and outstanding	78,479,023	$116,433

  (a)
  On June 6, 2002, the Company completed a share offering by way of Prospectus for 4,000,000 common shares at a price of Cdn$7 per share. A 4% commission and share issue costs of $132,000 have been charged against the proceeds from the offering.

  (b)
  Share Option Plan:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant. A summary of the status of the Company's share option plan as at September 30, 2002 and changes during the period then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted average exercise price
Outstanding, December 31, 2001	6,189,501	$4.41
Granted	120,000	7.88
Exercised
— Six months ended June 30, 2002	(818,332)	3.18
— Three months ended September 30, 2002	(186,333)	4.07
Forfeited	(85,000)	3.20

Outstanding, September 30, 2002	5,219,836	$4.71

Options exercisable, September 30, 2002	3,740,502	$4.90

6.    SEGMENTED INFORMATION:

  The Company holds a 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola"), a 40% indirect interest in La Société d'Exploitation des Mines d'Or de Yatela ("Yatela") and a 50% interest in various other joint-venture companies. On July 4, 2001, Yatela commenced commercial production. The Company's share in the assets, liabilities, revenue and expenses and cash flows of the joint-ventures and the corporate operations are as follows:

	Joint Ventures
Sept 30, 2002
	Sadiola	Yatela	Other	Corporate	Total
Cash and gold bullion	$8,483	$7,360	$108	$31,818	$47,769
Other current assets	12,790	4,485	85	676	18,036
Long-term assets	80,298	46,109	—	1,079	127,486

	$101,571	$57,954	$193	$33,573	$193,291

Current liabilities	$8,965	$4,093	$88	$2,204	$15,350
Long-term liabilities	3,723	15,315	—	3,830	22,868

	$12,688	$19,408	$88	$6,034	$38,218

Gold Sales	$41,344	$23,741	—	—	$65,085

Operating costs of mine	20,157	13,095	—	—	33,252
Mine depreciation	10,314	4,108	—	—	14,422
Exploration expenses	—	—	—	4,998	4,998
Other expense	3,088	—	(38)	1,051	4,101
Interest (income) expenses, net	(342)	708	(258)	257	365

Net income (loss)	$8,127	$5,830	$296	($6,306)	$7,947

Cash flows from (used in) operations	$14,976	$9,238	$233	($7,903)	$16,544
Cash flows from (used in) financing	(5,955)	857	—	17,345	12,247
Cash flows from (used in) investments	(5,008)	(2,463)	—	(29,402)	(36,873)

	Joint Ventures
December 31, 2001
	Sadiola	Yatela	Other	Corporate	Total
Cash	$14,636	$2,609	$132	$13,988	$31,365
Other current assets	7,601	4,136	75	317	12,129
Long-term assets	83,638	48,232	—	1,234	133,104

	$105,875	$54,977	$207	$15,539	$176,598

Current liabilities	$4,039	$4,777	$141	$4,445	$13,402
Current portion of long-term debt	11,562	—	—	—	11,562
Long-term liabilities	4,964	15,055	—	4,140	24,159

	$20,565	$19,832	$141	$8,585	$49,123

Gold Sales	$67,479	$14,176	$—	$—	$81,655
Operating costs of mine	33,233	7,700	—	—	40,933
Mine depreciation	12,964	2,644	—	—	15,608
Exploration expenses	—	—	7	6,240	6,247
Other expense	—	—	352	7,493	7,845
Interest (income) expenses, net	546	241	(285)	(428)	74

Net income (loss)	$20,736	$3,591	$(74)	$(13,305)	$10,948

Cash flows from (used in) operations	$34,104	$1,658	$12	$(10,050)	$25,724
Cash flows from (used in) financing	$(22,979)	$6,005	$—	$88	$(16,886)
Cash flows from (used in) investments	$(4,749)	$(15,623)	$—	$66	$(20,306)

7.    CONTINGENCIES AND COMMITMENTS:

  The Company is a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation (Kinbauri). Kinbauri's position is that it is entitled to specific performance of an alleged amalgamation between the Company and Kinbauri or damages in the amount of Cdn $10 million, plus interest from April 1991 and costs. The Company denies the claim for specific performance and the damages claimed by Kinbauri.

  The Ontario Court of Justice (General Division) separated the action into two issues: the issue of liability and the issue of damages. In May 1999, a decision was issued by the trial judge with respect to the issue of liability. The trial judge heard no evidence and made no finding as to the issue of damages. The trial judge found that the Company failed to use best efforts to fulfill the conditions of a proposed amalgamation with Kinbauri.

  The damages portion of the trial commenced on January 21, 2002, at which time the plaintiff amended its claim to add a claim for punitive damages in the amount of Cdn$2 million. The Company believes that if the plaintiff is ultimately successful in asserting its claim for damages, the settlement of this issue will not have a material impact on the Company's financial position.

  The damages portion of the trial was completed on March 1, 2002, at which time the trial judge reserved judgment. The Company is still awaiting the decision of the trial judge.

8.    FINANCIAL INSTRUMENTS:

  As at September 30, 2002, the Company had no forward contracts outstanding. During 2002, the Company recognized its share of the after-tax loss of $567,000, resulting from the sale of all remaining forward contracts, as a reduction in revenue.

  The Company's proportionate share of call options outstanding at September 30, 2002 was 28,500 ounces at an average price of US$385 per ounce. The fair value of the call options represented a pre-tax liability of $148,000, which was included in accounts payable and applied as a reduction in revenue for 2002.

9.    SUBSEQUENT EVENT:

  On October 28, 2002 the respective Boards of Directors of IAMGold Corporation and Repadre Capital Corporation announced that they had unanimously approved a proposed business combination of the two companies. The combination of the two companies will be achieved by a plan of arrangement whereby Repadre shareholders will receive 1.6 IAMGold shares for each Repadre share, with IAMGold as the continuing public company. A special meeting of Repadre shareholders will be convened to consider the proposed plan and, if appropriate, approve the plan of arrangement. The meeting is expected to occur during January 2003.

IAMGOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements and the notes thereto which appear following this discussion and analysis. All figures in this section are in US dollars, unless stated otherwise.

OVERVIEW

        IAMGold (the "Company") is a growth-oriented precious metals exploration and mining company. Operating income and cash flows are generated as properties commence production. In March 1997, the Sadiola Gold Mine commenced commercial production. In July 2001, the Yatela Gold Mine also commenced commercial production. The Company continued its exploration activities in South America and Africa throughout 2001.

        The Company records its proportionate share of assets, liabilities and results of operations from its joint ventures in the financial statements.

SADIOLA GOLD MINE

        The Company owns a 38 percent interest in a Malian registered company, La Société d'Exploitation des Mines d'Or de Sadiola S.A. (Sadiola). Sadiola holds the mining permits for the Sadiola Gold Mine in western Mali. AngloGold Ltd. (AngloGold) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (IFC), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

        Annual gold production in ounces from the March 1, 1997 startup is as follows:

	100%	IMG 38%
1997 (10 months)	364,729	138,597
1998	506,113	192,323
1999	542,955	206,323
2000	611,442	232,348
2001	536,047	203,698

Total	2,561,286	973,289

        Gold sales of 630,640 ounces (IAMGold share 239,643 ounces) in 2001 increased 22 percent from the 516,055 ounces (IAMGold share 196,101 ounces) in 2000 and increased 16% from the 545,499 ounces (IAMGold share 207,290 ounces) in 1999. 95,000 ounces of the gold sold in 2001 represented gold produced in the fourth quarter of 2000, but which were only dispatched for sale in January 2001 due to various administrative delays.

        The average realized gold price of $282 per ounce in 2001 was lower than the $296 per ounce achieved in 2000 and $306 per ounce achieved in 1999. The premium above the average spot price of $272 per ounce in 2001 ($281 per ounce in 2000, $278 per ounce in 1999) resulted from financial instrument proceeds.

        The following is a summary of the Sadiola mine cash costs:

	2001	2000	1999
Direct cash costs*	$119	$102	$102
Production taxes and AngloGold fees	24	21	22

Total cash costs	$143	$123	$124
Stockpile adjustment	(7)	(9)	(5)

Total operating cash costs	$136	$114	$119

*
Direct cash costs include a non-cash allowance for closure costs of $2 per ounce.

        This cash cost continues to make Sadiola one of the lower-cost operating gold mines in the world. Per ounce cash costs increased in 2001 mostly due to an 11 percent decrease in headgrades (3.4 g/t in 2001, 3.8 g/t in 2000, 3.3 g/t in 1999), a 2 percent decrease in recoveries, a higher strip ratio and a small decrease in plant throughput. Cash costs per ounce improved in 2000 compared to 1999 due mostly to improved grade.

        Mill throughput averaged 444,000 tonnes per month in 2001 for a total of 5.3 million tonnes (445,000 tonnes per month in 2000 for a total of 5.3 million tonnes, 430,000 tonnes per month in 1999 for a total of 5.2 million tonnes). Recoveries decreased to 93.6 percent in 2001, compared to the 95.5 percent achieved in 2000 and 97 percent in 1999. Sulphidic material affected both throughput and recoveries in 2001.

        Material mined in 2001 amounted to 16.7 million tonnes as compared to the 15.5 million tonnes mined in 2000 and 14.5 million tonnes in 1999. Waste of 9.3 million tonnes (56 percent) was extracted in 2001 as compared to the 7.1 million tonnes (46 percent) in 2000 and 6.3 million tonnes (44 percent) in 1999. Marginal ore mined in 2001 and 2000 was 2.2 million tonnes (2.0 million tonnes in 1999). Full-grade ore of 5.2 million tonnes was mined in 2001 in comparison to the 6.2 million tonnes in both 2000 and 1999, resulting in a strip ratio of 2.2 for 2001 (calculated as waste plus marginal ore divided by full-grade ore) compared to 1.5 in 2000 and 1.4 in 1999. The percentage of ore rehandled in 2001 was 79 percent (74 percent in 2000, 67 percent in 1999).

Sadiola Deep Sulphides Drilling

        During 1997 and 1998, the Company spent $3.2 million to drill mineralization below the existing open pit of the Sadiola Gold Mine. Based on the short to medium-term benefits generated by the program, Sadiola reimbursed the Company $2 million at the end of 1998, when it decided to assume responsibility for the sulphide drilling initiative. Subsequently, the Company was reimbursed the remaining $1.2 million, with interest, by Sadiola in January 2001.

        Sadiola commenced Phase IV of the sulphides drilling program in August 2001. Phase IV was completed in February 2002 and it is expected that a Phase V drill program will commence mid-2002 with a budget of approximately $2 million.

YATELA GOLD MINE

        The Company owns an indirect 40 percent interest in a Malian registered company, La Societe d'Exploitation des Mines d'Or de Yatela S.A. (Yatela). Yatela holds the mining and exploration permits for the Yatela Gold Mine in western Mali, 25 kilometres northwest of the Sadiola Gold Mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

        The Yatela Concession was purchased in 1998 for $7.5 million. An additional $9.8 million was spent during 1998 ($5.5 million) and 1999 ($4.3 million) for additional work. The costs included drilling, evaluation of various mining and processing alternatives and the design on a 2.5 million tonnes per year heap leach operation, which was identified as the most attractive option. This work formed the basis for a feasibility study, which was submitted to the Government of Mali in late 1999.

        In anticipation of a positive project decision from the Government of Mali, additional programs were conducted in late 1999 and early 2000 to maintain the momentum of the project. The anticipated positive project decision was received March 2000 and work began on the $75 million construction phase. At this time, Yatela acquired the Sadiola North Concession, valued at almost $6 million, from Sadiola Exploration Ltd. (SADEX), a company owned equally by IAMGold and Anglogold.

        On July 4, 2001, commercial production at Yatela commenced and from that time to December 31, 2001 the mine has produced 130,948 ounces (IAMGold share 52,379 ounces) of gold and sold 127,480 ounces (IAMGold share 50,992 ounces) of gold.

        Gold sales realized $278 per ounce, the average spot price in the last half of 2001. The mine is entirely unhedged and has no intention of introducing financial instruments at this time.

        The following is a summary of the Yatela mine cash costs:

2001(1)
Direct cash costs(2)	$138
Production taxes and AngloGold fees	20

Total cash costs	$158
Stockpile adjustment	(30)
Fixed stripping adjustment	32
Gold in process	(10)

Total operating cash costs	$150

(1)
Commercial production period beginning July 4, 2001.
(2)
Includes a non-cash allowance for closure costs of $7 per ounce and pad preparation costs of $2 per ounce (capitalized for accounting purposes).

        As at Sadiola, the direct cash cost is calculated as the total production-related period cash costs (including closure allowances) divided by period production. This cash cost also ranks Yatela as one of the lower-cost operating gold mines in the world.

        During the commercial production period in 2001, an average of 204,000 tonnes of ore were stacked per month for a total of 1.2 million tonnes, the average headgrade was 4.3 g/t, and the average gold recovery was 76.5 percent. Recoveries are calculated by dividing gold ounces stacked by gold ounces recovered within any given period. Stacking of higher grades later in the year affected the recovery calculation.

        Material mined during the commercial production period in 2001 amounted to 7.3 million tonnes. 5.2 million tonnes (71 percent) of waste was extracted while 0.3 million tonnes (5 percent) of marginal ore and 1.8 million tonnes (24 percent) of full-grade ore were mined for the period, representing an average stripping ratio of 3.1:1 (calculated as waste plus marginal ore divided by full-grade ore). The percentage of ore rehandled for the commercial production period in 2001 was 100 percent.

        The cost of the Yatela mine and the Company's funding, by year, were as follows:

	Yatela (100%)	IAMGold Funding
	($ millions)
1998
— purchase	7.5	3.8
— work	5.5	1.7
1999
— work	4.3	1.3
2000
— work	1.4	0.5
— Sadiola North Concession	5.9	3.0
— construction	34.5	11.2
2001
— construction	39.0	12.7

	98.1	34.2

        Due to an earlier agreement between the Company and AngloGold, AngloGold assumed a portion of the Company's funding obligation for Yatela construction. Consequently, AngloGold funded $15 million on behalf of the Company. This funding constituted a loan to the Company bearing interest at the London Interbank Offer Rate (LIBOR) plus 2 percent. Interest accrued on this loan was $1 million at December 31, 2001.

        The Yatela mining permit provides for the return of the project investment, plus interest, to the providers of the capital (IAMGold and AngloGold), before any funds are released to the project shareholders. Interest was calculated at the LIBOR plus 2 percent until April 2000 and LIBOR plus 3 percent thereafter. Under the Company's agreement with AngloGold, funds will be received from Yatela in the same proportion as they were contributed, i.e. 35 percent for the Company and 65 percent for AngloGold. In December 2001, Yatela made principal payments to AngloGold and the Company totaling $7.4 million, of which IAMGold received $2.7 million.

        A further $1 million of the $7.4 million was applied against the Yatela loan and Government of Mali note receivable outstanding. IAMGold receives 50 percent of all loan repayments, including the Government of Mali's free and carried 10 percent share. However, loans from AngloGold amounting to 15 percent are also repaid from these proceeds. Hence, 35 percent net cash receipts (50 percent minus 15 percent).

EXPLORATION PROPERTIES

        The Company expenses costs incurred to the date of establishing that a property has potentially economically exploitable mineral resources. Costs after this date are capitalized until the projects are brought into production or deemed economically unfeasible. Any exploration administration costs not directly related to a specific exploration property are expensed when incurred.

        For the years ended December 31, 2001, 2000, and 1999 the Company spent $6.2 million, $9.4 million and $9.1 million respectively to advance various exploration properties in South America and Africa. These figures represent non-capitalized exploration spending for work in South America, the Bambadji and Daorala-Boto permits in Senegal and the AfriOre joint venture in South Africa. Exploration administration costs of $1.3 million in 2001 and 2000 and $1.7 million in 1999 were also included in the respective exploration expenditures.

AFRICAN EXPLORATION PROPERTIES

SADEX

        Sadex held exploration permits covering an aggregate area of 198 square kilometers to the north and south of the Sadiola mining permit area. The north concession was incorporated into Yatela and the south concession was incorporated into Sadiola in 2000.

        No work was completed on the SADEX concessions in 2000 and minimal work was completed in 1999, other than that related to Yatela. Anglogold funded the Company's share of exploration programs on these two concessions. This funding constituted a loan to the Company bearing interest at LIBOR plus 2%. The loan of $3.3 million was repaid from the Company's share of profit distributions from Sadiola in 2000.

        The Company and Anglogold have an arrangement to jointly fund regional exploration in the 75-kilometre zone surrounding the Sadiola Gold Mine. Each company is responsible for funding its 50% share of expenditures in this undertaking. No exploration was conducted and hence, no costs incurred, in 2000 ($1.2 million in 1999) on the program. The Company's 50% share in 1999 was $0.6 million and these expenditures were expensed as incurred.

Senegal

        The Company spent $1.1 million on exploration within the Bambadji and Daorala-Boto concessions in 2001 ($1.4 million in 2000, $0.4 million in 1999).

        A reverse circulation (RC) drill program conducted on Boto in early 2001 provided encouraging results. A follow-up drill program commenced in April 2001 to define controls on the mineralization and to test extensions to the mineralized zones and some encouraging mineralized sections were encountered.

        On the Bambadji permit, further geochemical sampling, geological sampling and trenching were carried out in early 2001 to define drill targets for a drill program completed in May 2001. Some of these drill holes intersected mineralization that required further follow-up.

South Africa

        The Company spent $0.1 million in 2001 ($0.6 million in 2000, $0.8 million in 1999) within the AfriOre joint venture relating to the completion of a drill program begun in 2000. Upon completion of this drill program in 2001, the Company withdrew from the joint venture and has ceded the property back to AfriOre.

SOUTH AMERICA

        The Company reduced its South American exploration effort in 2001 with project-related expenditures totaling $3.8 million ($6.6 million in 2000, $3.7 million in 1999).

Ecuador

        Exploration spending was $2 million in 2001 ($3.5 million in 2000, $0.7 million in 1999).

        Work in 2001 involved an initial drill campaign on the Retazos project, which began in June 2000. The geological model was modified based on drill results and is currently being evaluated. In addition, drilling intersected previously unknown veins containing low gold grades but with geological characteristics similar to those comprising the old Portovelo mine.

        The Company also continued to advance other targets, including Filon, Norcay and Quimsacocha.

        In October 2001, Rio Tinto Mining and Exploration Limited (Rio Tinto) and the Company established a joint venture on the Filon project, where Rio Tinto would acquire a 55 percent interest in this project by funding $4 million of work with a minimum committed expenditure of $0.5 million. A seven-hole core-drilling program was completed in March 2002 and on the basis of the drill results, Rio Tinto has withdrawn from the project.

        Since Rio Tinto funded the work on the Filon project in 2001, the spending is not reported in the Company's exploration spending.

Argentina

        Exploration spending was $0.7 million in 2001 ($1.1 million in 2000, $1.4 million in 1999).

        Effective June 2000, the Company and Rio Tinto established a joint venture agreement on the Las Mellizas property (MESA project area). The agreement allowed Rio Tinto to earn a 55 percent interest in the

Las Mellizas property by spending $3 million over three years with a minimum committed expenditure of $0.5 million. The Company managed all exploration work in this joint venture, with Rio Tinto having the option to become operator once the minimum expenditure was completed. Drill programs were undertaken in 2001 to test targets for open-pitable disseminated mineralization, with negative results. The exploration work, however, identified low sulphidation epithermal vein targets and results from three RC holes indicated the possibility of high-grade payshoots. Rio Tinto subsequently concluded that the epithermal vein system on the property did not constitute a Rio Tinto-type exploration target and withdrew from the joint venture in the second quarter of 2001.

        In October 2001, the Company began a core-drilling program on the Las Mellizas property, which failed to intersect extensions to the very high-grade mineralization previously encountered.

        In December 2000, the Company established a joint venture with Companhia Vale do Rio Doce (CVRD) on the Cerro Abanico target (Los Menucos project area). The agreement allowed CVRD to earn a 50 percent interest in this project by funding $3.5 million of work over 3 years with a minimum initial funding of $0.8 million before December 2001. The Company managed all exploration work in this joint venture. Drill programs to test gold anomalies were completed in the first half of 2001 and CVRD proceeded with an additional drill program to follow up on significant intersections and test other targets. CVRD has subsequently withdrawn from the project.

        Funding by Rio Tinto and CVRD were not reported in the Company's exploration spending.

        The advancement of other drill targets continued in 2001.

Brazil

        Expenditures amounted to $1 million in 2001 ($2 million in 2000, $1.6 million in 1999).

        Work in 2001 continued to focus on the Moeda project in south central Brazil and the Tocantins joint venture project in central Brazil.

        In 2000, the Company expanded its land package within the Moeda project area by finalizing an option agreement with Mineracoes Brasileiras Reunidas S/A (MBR). The agreement allows for the Company to acquire mineral rights within the Moeda project area by making annual option payments totaling $275,000 over five years, after which a 1 percent net smelter royalty will be payable to MBR. The company now controls all relevant mineral rights within the Moeda project area. A due diligence study completed in 1999 and a drill program in 2000 has confirmed a resource of 700,000 ounces of gold on the initial Industrias Nucleares do Brasil (INB) property. Drilling on the MBR property to test the extension of the MBR mineralized zone was completed in the first half of 2001 with mixed results. Efforts to find a joint venture partner to fund further work on the Moeda project continue.

        The Tocantins project involves exploration on properties held by the Company and on joint venture properties held by AngloGold, in which the Company can earn a 50 percent interest by spending $3 million over 5 years. Work in 2001 included surface and underground mapping at Chapada. An initial drill program commenced in June 2001 to test the mineralized zone below the informal underground workings at Chapada. The drill holes intersected the veins but gold values were generally low.

IAMGOLD OPERATING RESULTS
Quarterly Financial Review
(expressed in thousands of US dollars, except per share information)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Gold sales	$23,056	$15,158	$21,636	$21,805	$81,655
Income	3,648	2,246	2,941	2,113	10,948
Income per share	0.05	0.03	0.04	0.03	0.15
2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Gold sales	$16,451	$17,616	$17,849	$6,068	$57,984
Income	3,196	4,271	4,959	(2,376)	10,050
Income per share	0.04	0.06	0.07	(0.03)	0.14

1999	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Gold sales	$14,130	$14,913	$19,734	$14,684	$63,461
Income	3,414	2,864	5,835	2,081	14,194
Income per share	0.05	0.04	0.07	0.03	0.19

quarterly income and income per share have been restated to reflect a change in accounting policy for foreign currency translation.

Consolidated Results

        The Company generated a profit of $10.9 million ($0.15 per share) in 2001 compared to $10.0 million ($0.14 per share) in 2000 and $14.2 million ($0.19 per share) in 1999. Net income from mining operations of $24.3 million in 2001 was $1.4 million greater than in 2000 and $1.9 million greater than in 1999. Administration costs of $2.5 million ($4.3 million in 2000, $2.4 million in 1999) were reduced due to lower bonuses being paid in 2001 compared to the bonuses of CAD$1.5 million in 2000 and a general decrease in corporate expenditures. Exploration expenses of $6.2 million in 2001 were $3.2 million lower than in 2000 and $2.8 million lower than in 1999 in a planned effort to target expenditures only on drill-stage projects.

        In 2001, the Company recorded a non-cash provision for future income taxes of $4.3 million. The taxes relate to certain Sadiola profits, which must be repatriated to Canada. The Company expects that the effect of future corporate expenses will shelter these amounts, resulting in virtually no payment of cash taxes in the future.

Results from Mining Operations

        The Company's 2001 consolidated gold revenue of $82 million increased from the $58 million generated in 2000 and $63 million in 1999. Sadiola gold sales of 630,640 ounces in 2001 (Company's share 239,643 ounces) increased 22 percent from the 516,055 ounces in 2000 (Company's share 196,101 ounces) and increased 16% from the 545,499 ounces (IAMGold share 207,290 ounces) in 1999. Yatela gold sales from the start of commercial production on July 4, 2001 were 127,480 ounces (Company's share 50,992 ounces), representing the biggest factor in the increase. The deferral of 95,000 ounces (Company's share 36,000 ounces) produced in 2000 but shipped in the first week of 2001 was also a large contributing factor.

        Consolidated revenue of $282 per ounce sold in 2001 was lower than the $296 per ounce achieved during 2000 and $306 per ounce achieved in 1999. The premiums achieved above the average spot prices of $272 per ounce for 2001, $281 per ounce for 2000 and $278 per ounce for 1999 were due to financial instruments at Sadiola. All Yatela sales were made at spot prices. In addition, $2.7 million of hedge profits were deferred in 2001 ($2.3 million in 2000, nil in 1999). This $5 million of deferred hedge profits are non-cash items and will be realized as income equally over the next three years.

        The Company's share of Sadiola and Yatela operating expenses of $57.3 million in 2001 was $22.2 million higher than the $35.1 million expense incurred by Sadiola in 2000 and $16.3 million higher than the $41.0 million expense incurred by Sadiola in 1999. Additional gold sales from Sadiola, new sales from Yatela, and higher cash costs compared to 2000 and 1999 created the increase.

        Total consolidated cash costs in 2001 of $146 per ounce increased from $123 per ounce in 2000 and $124 per ounce in 1999. Sadiola cash costs increased from a combination of lower grade and lower recovery compared to 2000 and 1999. Yatela cash costs were within expectations but were higher than Sadiola costs in 2000 and hence, influenced the 2001 cash cost figure.

        Depreciation of $15.6 million in 2001 was $2.9 million higher than the $12.7 million in 2000 and $3.2 million higher than the $12.4 million in 1999, due mostly to Yatela.

        Interest expense of $2.9 million in 2001 was lower than the $4.6 million incurred in 2000 and $5.8 million recorded in 1999. The Company's share of Sadiola debt decreased to $12 million at the end of 2001 from $35 million at the end of 2000 and $59 million at the end of 1999. Scheduled debt repayments were made in May and November 2001. The Company's Yatela project debt of $15 million at the end of 2001 increased from $9 million at the end of 2000 (nil in 1999).

Administration and Exploration Costs

        General and administrative expenses in 2001 were $2.5 million ($4.3 million in 2000, $2.4 million in 1999). This decrease reflects a reduction in management bonuses, salaries and general corporate costs.

        Foreign exchange losses were $1.1 million in 2001 compared to the $0.9 million in 2000 and a gain of $1.9 million in 1999. Canadian dollar balances were translated to US dollars for financial statement purposes. The rate at the beginning of 2001 was 1.50. The rate weakened throughout the year to end at 1.59. As a result of the change in exchange rates, the purchasing power of the Canadian dollar balances decreased when measured in US dollars. Foreign exchange losses were partly mitigated by the transfer of most Canadian dollar balances into US dollars at a rate of 1.53 in May 2001.

        Exploration costs of $6.2 million in 2001 decreased from the $9.4 million in 2000 and $9.1 million in 1999 due to reduced exploration budgets. Included in exploration is exploration administration of $1.3 million in 2001 and 2000 and $1.7 million in 1999. All exploration expenditures incurred in 2001, 2000 and 1999 were expensed.

        West African exploration expenditures were $1.1 million in 2001 ($0.9 million in 2000, $0.4 million in 1999) and are related to Senegal expenditures. 2000 spending in Senegal of $1.4 million was partly offset by $0.5 million in accruals no longer required. There was no other West African exploration activity in 2001.

        South African exploration expenditures were $0.1 million in 2001 compared to $0.6 million in 2000 and $0.8 million in 1999. At the completion of the second hole, the Company withdrew from the joint venture and ceded the property back to AfriOre.

        South American exploration expenditures were $3.8 million in 2001 compared to $6.6 million in 2000 and $3.7 million in 1999. A concerted effort was made to reduce total exploration project spending to $5 million in 2001.

        Net corporate interest receipts of $0.7 million in 2001 decreased from $1.9 million in 2000 and $1.3 million in 1999. Average corporate cash reserves in 2001 decreased due to the Yatela project funding. Corporate discretionary cash increased in September 2001 with the Sadiola cash distribution and in December 2001 with the Yatela shareholder loan repayment.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

        Cash comprised a current portion of $25.3 million ($36.8 million in 2000) and a current restricted portion of $6 million ($6.8 million in 2000). At December 31, 2001 the Company held $14 million ($27.5 million in 2000) of non-restricted current cash and all debt was non-recourse to the Company. The remaining current cash balance of $11.3 million ($9.3 million in 2000) represented the Company's proportionate share of Sadiola and Yatela cash, which is currently restricted for use by those companies.

        Cash of $6.0 million in 2001 ($6.8 million in 2000) related to escrow requirements on long-term debt is recorded in current assets. This balance, representing the next principal and interest payment on Senior debt at Sadiola, earns interest for the Sadiola account. The final payment in May 2002 will release the escrow requirement.

        The Company's year-end non-cash working capital (current assets less current liabilities) increased by $8.1 million in 2001 ($6 million increase in 2000). Non-restricted cash decreased $11.5 million in 2001 (decreased $22.9 million in 2000). The Company's share of non-restricted current cash held in Sadiola increased by $1.8 million in 2001 (decreased by $19.9 million in 2000). This increase is a result of reduced profit distributions made in 2001, net of investments in sulphide exploration programs and plant modifications to the existing oxide plant to treat sulphidic saprolite ore. Corporate discretionary cash decreased by $13.5 million in 2001 (decreased by $4.2 million in 2000) as cash was used to fund Yatela construction, exploration and corporate activities, net of the Sadiola cash distribution of $3.8 million and Yatela net shareholder loan repayment of $2.7 million. The 2000 decrease resulted from cash used to fund Yatela construction, exploration and corporate activities in excess of the Sadiola cash distribution of $19 million to the Company in 2000.

        The 1999 decrease resulted from cash used to fund Yatela construction, exploration and corporate activities in excess of the Sadiola cash distribution of $3.8 million to the Company in 1999.

        In 2001, Sadiola paid a profit distribution of $10 million (Company's share $3.8 million) compared to the profit distribution of $50 million (Company's share $19 million) paid in 2000 and $10 million (Company's share $3.8 million) paid in 1999.

        The current portion of long-term debt decreased by $11.9 million in 2001 (decreased by $3.5 million in 2000), reflecting only one Sadiola payment remaining at the end of 2001 rather than the two current payments remaining at the end of 2000 and 1999. The Sadiola debt will be repaid in May 2002. The 2001 amounts are based on meeting all scheduled loan repayments at Sadiola.

        Corporate discretionary cash in 2001 increased by $3.8 million related to net profit distributions from Sadiola, by $2.7 million related to net Yatela shareholder loan repayments, by $1.3 million related to deep sulphides repayment from Sadiola and by $1.0 million for interest income. A loss of $1.1 million from holding Canadian dollars, which weakened against the US dollar, was recorded. Corporate discretionary cash of $21.2 million was used for Yatela construction funding ($12.7 million), exploration ($5 million), corporate and exploration administration ($3.8 million) and fixed asset purchases and a working capital decrease ($0.3 million).

Mine Property

        The Company's share of mine additions was $16.8 million in 2001 ($21 million in 2000, $3.4 million in 1999). All additions at Sadiola are funded directly by Sadiola, without cash contributions from the Company. The Company and AngloGold funded the additions at Yatela.

Note Receivable

        The note receivable balance at December 31, 2001 of $8.6 million ($5 million in 2000) represents the Company's portion of the Yatela funding relating to the Government of Mali's 20 percent free and carried interest in Yatela. The note will be repaid from Yatela cash flows before Yatela pays any dividends to its shareholders.

Long Term Debt

        The Company's share of long-term loans payable at December 31, 2001 related to funding for construction of the Sadiola Gold Mine of $11.6 million ($35 million in 2000), Yatela construction loans of $15 million ($9 million in 2000) and a SADEX exploration loan of $4.3 million in 1999. These loans are non-recourse to the Company and are only secured against cash flows of the respective mines.

        Sadiola made all scheduled Senior and Subordinated Lender payments in 2001 and 2000.

        A $3.3 million repayment was made from the Company's share of profit distributions from Sadiola to settle the SADEX loan in 2000.

        The Yatela loan is repayable only from Yatela cash flow. The Company's share of Yatela shareholder loan repayments will be repaid from Yatela cash flow to the shareholders that have provided the loan financing (IAMGold and AngloGold), before Yatela makes profit distributions to its shareholders. $1 million of the Company's 50 percent share of Yatela loan repayments in 2001 were applied against the Yatela construction loans.

Impact of Recently Issued Accounting Standards

        In December 2001, the Canadian Institute of Chartered Accountants (CICA) issued new accounting recommendations related to stock-based compensation. The recommendations set out different rules for employees and non-employees. Employees are narrowly defined and the Company is of the opinion that certain individuals will be categorized as non-employees for this purpose.

        For individuals captured under the definition of employees, no change in accounting will be applied related to stock-based compensation. However, the Company is required to separately disclose the effect on income of all employee-based compensation as if the Company accounted for these items using the fair value method.

        For individuals considered as non-employees, stock-based compensation will be included as a charge to the income statement using a fair value based method of accounting.

        The Company has adopted this section effective January 1, 2002. No restatement of prior years' results relating to stock-based compensation for non-employees is required. The Company does not believe that the adoption of the recommendations will have a material impact on the Company's future financial condition or results of operations.

RISK FACTORS

Fluctuations in Gold Prices

        The profitability of the Company's operations will be significantly affected by changes in the market price of gold. Mine production and the willingness of third parties such as Central Banks to sell or lease gold affect the supply of gold. Demand for gold can be influenced by economic conditions, attractiveness as an investment vehicle and the strength of the US dollar. Other factors include the level of interest rates, exchange rates, inflation, and political stability. With Sadiola and Yatela, the Company is positioned as a low cost producer. Any price decline would delay the Company receiving profit distributions from Sadiola. No profit distributions at Yatela will be made until all capital invested in the project, with interest, has been repaid from Yatela cash flow.

        To partially mitigate any decline in gold price, the Sadiola financial instrument position at December 31, 2001 was as follows:

Year	Forward Sales (oz)	Average Price (US$)	Call Options Sold (oz)	Average Price (US$)
2002	85,000	$271	30,000	$385
2003	—	—	30,000	$385
2004	—	—	30,000	$385

        The AngloGold gold marketing department will implement any additional financial instruments as deemed appropriate by the Sadiola Board. At this time, it is the opinion of the Sadiola Board that further financial instruments at Sadiola are not appropriate.

        There are no financial instruments in place at Yatela and no plans to put any such financial instruments in place.

Political Risk

        The Company strongly believes that governments in the countries in which it currently operates firmly support the development of their natural resources by foreign companies. There is no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

        In the case of Sadiola, the existence of the Government of Mali as an 18 percent shareholder and International Finance Corporation, an affiliate of the World Bank, as a 6 percent shareholder should assist in mitigating the political risks noted above. In the case of Yatela, the existence of the Government of Mali as a 20 percent shareholder should also assist in mitigating the political risks.

Currency Risk

        Currency fluctuations should not affect the cash flow the Company will realize from its operations. Gold is quoted in US dollars and sold in the world market. At Sadiola and Yatela, the majority of the operating costs and debt repayments are denominated in US dollars. A majority of the exploration costs are in US dollars. A small portion of expenditures are payable in the local currencies of Mali, Senegal, Ecuador, Brazil and Argentina.

        In January 2002, the Company converted the majority of its corporate cash balances to gold bullion. A one-month working capital cash balance will be maintained on an ongoing basis. As a result, the Company is fully exposed to further changes in gold prices.

AUDITORS' REPORT

To the Board of Directors of IAMGold Corporation

        We have audited the consolidated balance sheets of IAMGold Corporation as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 28, 2002	(Signed) KPMG LLP Chartered Accountants

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)
December 31, 2001 and 2000

	2001	2000
		(Restated — note 2)
Assets
Current assets:
Cash and cash equivalents	$25,332	$36,800
Restricted cash (note 12(b))	6,033	—
Accounts receivable and other	5,306	3,275
Inventories (note 3)	6,823	9,885

	43,494	49,960
Restricted cash (note 12(b))	—	6,802
Long-term inventory	8,941	4,190
Long-term receivables (note 4(b))	14,445	7,784
Mining interests (note 4)	108,484	105,585
Other assets (note 8)	1,234	1,474

	$176,598	$175,795

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,402	$10,644
Current portion of non-recourse loans payable (note 5)	11,562	23,430

	24,964	34,074
Future tax liability (note 9)	4,140	—
Non-recourse loans payable (note 5)	15,055	20,669
Deferred hedge revenue (note 6)	4,964	2,307
Shareholders' equity (note 7):
Common shares	96,782	96,694
Retained earnings	30,693	22,051

	127,475	118,745

Contingencies and commitments (note 10)
	$176,598	$175,795

On behalf of the Board:

(Signed) WILLIAM D. PUGLIESE Director	(Signed) MARK I. NATHANSON Director

See accompanying notes to consolidated financial statements.

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(Restated — note 2)
Revenue:
Gold sales	$81,655	$57,984	$63,461
Expenses:
Mining	40,933	19,792	24,793
Depreciation and depletion	15,608	12,716	12,375
Interest	2,874	4,648	5,822
Interest income	(2,087)	(2,062)	(1,943)

	57,328	35,094	41,047

Earnings from mining operations	24,327	22,890	22,414
Other expenses:
Corporate administration	2,516	4,279	2,382
Exploration	6,247	9,399	9,067
Foreign exchange	1,097	986	(1,947)
Interest	281	132	375
Interest income	(994)	(2,061)	(1,657)

	9,147	12,735	8,220

Earnings before income taxes	15,180	10,155	14,194
Income taxes (recovery) (note 9):
Current	(53)	250	—
Future	4,285	(145)	—

	4,232	105	—

Net earnings	10,948	10,050	14,194
Retained earnings:
Beginning of year, as previously reported	21,613	10,738	(3,381)
Prior period adjustment resulting from a change in accounting policy for foreign currency translation (note 2)	438	1,263	1,188

End of year, as restated	22,051	12,001	(2,193)
Dividends	(2,306)	—	—

Retained earnings, end of year	$30,693	$22,051	$12,001

Basic and diluted earnings per share (note 7(d))	$0.15	$0.14	$0.19

See accompanying notes to consolidated financial statements.

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(Restated — note 2)
Cash provided by (used in):
Operating activities:
Net earnings	$10,948	$10,050	$14,194
Items not affecting cash:
Depreciation and depletion	15,637	12,762	12,481
Deferred hedge revenue	2,657	2,307	—
Unrealized foreign exchange gains	(422)	(261)	(568)
Exploration properties written off	—	—	1,267
Future income taxes	4,285	(145)	—
Change in non-cash working capital:
Current	481	(1,046)	1,075
Long-term	(7,862)	(4,798)	(1,007)

	25,724	18,869	27,442
Financing activities:
Issue of common shares, net of issue costs	88	—	96
Restricted cash	769	661	213
Proceeds from non-recourse loans	7,012	7,933	2,218
Repayments of non-recourse loans	(24,755)	(26,664)	(27,783)

	(16,886)	(18,070)	(25,256)
Investing activities:
Mining interests	(16,821)	(21,033)	(3,371)
Note receivable	(3,551)	(2,780)	(2,628)
Proceeds on disposition of exploration properties	—	—	2,434
Other assets	66	149	(100)

	(20,306)	(23,664)	(3,665)

Decrease in cash and cash equivalents	(11,468)	(22,865)	(1,479)
Cash and cash equivalents, beginning of year	36,800	59,665	61,144

Cash and cash equivalents, end of year	$25,332	$36,800	$59,665

Supplemental cash flow information:
Interest paid	$2,588	$4,495	$6,201
Income taxes paid	218	—	—

See accompanying notes to consolidated financial statements.

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2001, 2000 and 1999

        The Company was incorporated under the provisions of the Canada Business Corporations Act on March 27, 1990. It is engaged in the acquisition, exploration and development of resource properties, primarily in West Africa and South America.

1.    SIGNIFICANT ACCOUNTING POLICIES:

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

  (a)
  Basis of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Significant joint ventures include La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola") and La Société d'Exploitation des Mines d'Or de Yatela ("Yatela").

  (b)
  Revenue recognition:

    Revenue is recognized when the significant risk and rewards of ownership are transferred to the buyer and the revenue can be reliably measured.

  (c)
  Inventories and long-term inventory:

    Gold (doré and gold in process), mine supplies and ore stockpiles are valued at the lower of average cost and net realizable value.

  (d)
  Mining interests, development and exploration properties:

    Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged against earnings; exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, all related capitalized expenditures are amortized on a straight-line basis over the lesser of mine life or 10 years. If a property is abandoned, the related project balances are written off.

    All deferred balances are written off when a property is deemed economically unfeasible. The Company periodically assesses the recoverability for impairment.

    The recovery of deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company and its joint venture partners to obtain necessary financing to complete the exploration and development, certain government approvals and future profitable production.

    All administrative costs that do not directly relate to a specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until a decision to develop a mine on a property is approved.

  (e)
  Plant and equipment:

    Plant and equipment are depreciated annually on a straight-line basis using rates of 5% to 33%.

  (f)
  Reclamation and mine closure costs:

    Estimated reclamation and mine closure costs are accrued and charged to earnings over the estimated life of the mine. These estimated costs are based on currently enacted legislation. Ongoing reclamation costs are charged to income in the year they are incurred.

  (g)
  Translation of foreign currencies:

    The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions are included in earnings in the current year.

  (h)
  Fair values of financial instruments:

    The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, restricted cash and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

    Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as rates are tied to short-term indices.

  (i)
  Hedging:

    The Company enters into hedging transactions, from time to time, in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

  (j)
  Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

    Provisions are made for tax liabilities on anticipated repatriation of unremitted earnings of the Company's foreign subsidiaries and joint ventures.

  (k)
  Stock-based compensation plans:

    The Company has two stock-based compensation plans, which are described in note 7. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

  (l)
  Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining and exploration properties, depreciation and depletion rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

2.    CHANGE IN ACCOUNTING POLICY:

  Foreign currency translation:

  During 2001, the Company adopted the amendments to Section 1650 of The Canadian Institute of Chartered Accountants ("CICA") Handbook, Foreign Currency Translation. Section 1650 eliminates the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Earnings per share for the year ended December 31, 2000 decreased $0.01 (1999 — nil) per share as a result of this change in accounting policy. This change has been applied retroactively with prior periods being restated. There is no material effect on net income for 2001. The effect of the prior period adjustment to opening retained earnings is summarized as follows:

Increase in retained earnings and decrease in deferred translation gain on non-recourse loans payable on January 1, 1999	$1,188
Increase in net income for 1999	75

Change in retained earnings and decrease in deferred translation gain on non-recourse loans payable, December 31, 1999	1,263
Decrease in net income for 2000	(825)

Change in retained earnings and decrease in deferred translation gain on non-recourse loans payable, December 31, 2000	$438

3.    INVENTORIES:

	2001	2000
Gold doré	$2,034	$6,107
Mine supplies	4,789	3,778

	$6,823	$9,885

4.    MINING INTERESTS:

	2001			2000
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Plant and equipment	$71,315	$33,101	$38,214	$68,036	$26,454	$41,582
Mining property and deferred costs	81,739	29,184	52,555	57,956	20,161	37,795
Construction in progress	17,715	—	17,715	26,208	—	26,208

	$170,769	$62,285	$108,484	$152,200	$46,615	$105,585

  Mining interests are held through:

  (a)
  A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include Anglogold Limited ("Anglogold") (38%), the Government of Mali ("GOM") (18%) and International Finance Corporation ("IFC") (6%).

  (b)
  A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include Anglogold (40%) and the GOM (20%).

    Construction of the Yatela mine commenced during 2000 and was completed in June 2001. The Company and Anglogold provided funding for all construction costs.

    The GOM 20% ownership in Yatela is a free and carried interest. As at December 31, 2001, the note receivable of $8,556,000 (2000 — $5,005,000), included in long-term receivables, represents the Company's portion of all funding made on behalf of the GOM. The note bears interest at the London Interbank Offer Rate ("LIBOR") plus 2% until April 2000 and LIBOR plus 3% thereafter. Principal and interest amounts will be repaid from future Yatela operating cash flows.

5.    NON-RECOURSE LOANS PAYABLE:

	2001	2000
Sadiola — non-recourse project loans (a)	$11,562	$35,049
Yatela — project loans (b)	15,055	9,050

	26,617	44,099
Less current portion	11,562	23,430

	$15,055	$20,669

  (a)
  Sadiola — non-recourse project loans:

  (i)
  Senior loans:

    At December 31, 2001, $5,993,000 (2000 — $18,148,000) of loans were payable to a consortium of development banks, including IFC. Of these amounts, $241,000 (2000 — $742,000) was denominated in British pounds, $891,000 (2000 — $2,823,000) in ECU Euros and the balance in U.S. dollars.

    The British pound-denominated debt of $241,000, $24,000 of the ECU Euro-denominated debt and $1,441,000 of the U.S. dollar-denominated debt bear interest at a rate between 3% and 6% based on the European Investment Bank's interest rates for loans of the same currency and term. The balance of the senior loans bear interest at the relevant interbank offer rate plus 3.5%. Interest is payable semi-annually on May 15 and November 15 each year. The loans are being repaid in equal semi-annual instalments on May 15 and November 15 each year. The last payment will occur on May 15, 2002. These loans are non-recourse to the Company and are secured by a lien over the ongoing business, including the mining rights, of Sadiola.

    (ii)
    Sadiola shareholder loans:

    At December 31, 2001, $5,569,000 (2000 — $16,901,000) of loans are payable to Sadiola shareholders as follows: $5,376,000 (2000 — $16,129,000) to an affiliate of Anglogold, and $193,000 (2000 — $772,000) to the GOM. Interest on these loans accrued at the LIBOR dollar rate plus 2%. The loans are being repaid in equal semi-annual instalments on May 16 and

    November 16 each year, with the last instalment on May 16, 2002. Shareholder loan payments not met are repaid equally over the balance of the loan repayments. These loans are non-recourse to the Company.

  (b)
  Yatela — project loans:

    Yatela project loans are payable to Anglogold for amounts funded for Yatela mine construction costs, pursuant to a shareholder agreement. The loans bear interest at LIBOR plus 2%. The loans are non-recourse loans and are secured by the Company's share of cash flows from the Yatela mine.

6.    DEFERRED HEDGE REVENUE:

  Deferred revenue arising from the termination of forward sales in 2001 but designated as hedges of future years will be taken to earnings as follows:

2002	$1,655
2003	1,655
2004	1,654

$4,964

7.    SHARE CAPITAL:

  (a)
  Authorized:

    Unlimited first preference shares, issuable in series

    Unlimited second preference shares, issuable in series

    Unlimited common shares

    Issued and outstanding common shares:

	Number of shares	Amount
Balance, December 31, 1998	73,284,658	$96,376
Exercise of options	144,367	318

Balance, December 31, 1999 and 2000	73,429,025	96,694
Exercise of options	45,333	88

Issued and outstanding, December 31, 2001	73,474,358	$96,782

  (b)
  Share option plan:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

    A summary of the status of the Company's share option plan as of December 31, 2001, 2000 and 1999 and changes during the years then ended is presented below. All exercise prices are denominated in Canadian dollars.

	2001		2000		1999
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	5,358,134	$4.51	5,013,134	$4.63	5,120,833	$4.59
Granted	1,232,000	3.90	370,000	2.87	60,000	3.89
Exercised	(45,333)	3.03	—	—	(144,367)	3.20
Forfeited	(355,300)	4.37	(25,000)	3.45	(23,333)	3.20

Outstanding, end of year	6,189,501	4.41	5,358,134	4.51	5,013,133	4.63

Options exercisable, end of year	4,741,945	$4.60	4,924,299	$4.64	4,214,522	$4.84

    The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding December 31, 2001	Weighted average remaining contractual life — years	Weighted average exercise price	Number outstanding December 31, 2001	Weighted average remaining contractual life — years	Weighted average exercise price
$2.56 - $3.00	323,334	4.5	$2.89	107,778	4.5	$2.89
$3.01 - $4.00	3,291,167	5.1	3.47	2,059,167	2.1	3.21
$4.01 - $5.00	—	—	—	—	—	—
$5.01 - $6.00	2,500,000	4.1	5.75	2,500,000	4.1	5.75
$6.01 - $7.00	25,000	4.9	6.90	25,000	4.9	6.90
$7.01 - $7.70	50,000	4.7	7.70	50,000	4.7	7.70

	6,189,501	4.6	4.41	4,741,945	3.3	4.60

  (c)
  Share purchase plan and share bonus plan:

    The Company has adopted a share purchase plan for employees and management, whereby the Company will match the participants' contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees and management to a maximum of 600,000 common shares. These plans were not active in 2001, 2000 or 1999.

  (d)
  Earnings per share:

    In 2001, CICA Handbook Section 3500, Earnings per Share, was adopted. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

    Basic earnings per share computation:

	2001	2000	1999
			(Restated — note 2)
Numerator:
Net earnings	$10,948	$10,050	$14,194

Denominator (000's):
Average common shares outstanding	73,438	73,429	73,363

Basic earnings per share	$0.15	$0.14	$0.19

    Diluted earnings per share computation:

	2001	2000	1999
			(Restated — note 2)
Numerator:
Net earnings	$10,948	$10,050	$14,194

Denominator (000's):
Average common shares outstanding	73,438	73,429	73,363
Dilutive effect of employee stock options	7	—	218

Total average common shares outstanding	73,445	73,429	73,581

Diluted earnings per share	$0.15	$0.14	$0.19

    Stock options excluded from the computation of diluted earnings per share because option prices exceeded fair market value were as follows:

	2001	2000	1999
Outstanding options (000's)	4,901	4,988	2,785

8.    RELATED PARTY TRANSACTIONS:

  (a)
  The Company has obtained management, office and other services from companies controlled by shareholders of the Company in the amount of $466,338 (2000 — $1,127,100; 1999 — $456,411), which are included in corporate administration expense. These amounts have been recorded at the exchange amount.

  (b)
  Included in other assets are loans to employees, consisting of an employee loan of Cdn. $1.4 million ($0.9), which was provided for the purchase of 250,000 common shares, a loan of Cdn. $0.3 million ($0.2), which was provided for the purchase of 100,000 common shares and a housing assistance loan of Cdn. $0.1 million ($0.1). The share purchase loans are non-interest bearing and are collateralized by the common shares issued. The Cdn. $1.4 million loan is payable upon sale of common shares and matures on March 8, 2006. The Cdn. $0.3 million loan is payable upon sale of common shares and matures on December 9, 2006. The housing assistance loan is non-interest bearing, collateralized by a second mortgage on the property and repayable on March 27, 2007.

9.    INCOME TAXES:

  The main components that give rise to future tax assets and future tax liabilities are as follows:

	2001	2000
Future tax assets:
Plant and equipment	$73	$111
Foreign exploration and development expenses	3	69
Share issue costs	123	259
Non-capital losses	658	—
Corporate minimum tax credit	184	80

	1,041	519
Future tax liability:
Net profits interest	(5,181)	—

	(4,140)	519
Valuation allowance	—	(374)

Net future tax asset (liability)	$(4,140)	$145

  Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 42% (2000 — 44%; 1999 — 45%) to income before income taxes. The reasons for the differences are a result of the following:

	2001	2000	1999
Income before income taxes	$15,180	$10,155	$14,194
Computed expected tax expense	$6,394	$4,430	$6,400
Increase (decrease) in income taxes, resulting from:
Foreign earnings not subject to taxation	(1,017)	(4,140)	(580)
Change in valuation allowance	(374)	(258)	(5,820)
Reduction in corporate income tax rates	(789)	(19)	—
Corporate minimum tax	—	101	—
Other	18	(9)	—

	$4,232	$105	$—

  The Company has non-capital loss carryforwards as at December 31, 2001 for Canadian income tax purposes of approximately $2,036,000 to reduce taxable income on or prior to 2008.

10.  CONTINGENCIES AND COMMITMENTS:

  (a)
  The Company is a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri's position is that it is entitled to specific performance of an amalgamation agreement between the Company and Kinbauri or damages in the amount of Cdn. $10 million, plus interest from April 1991 and costs. The Company denies the claim for specific performance and the damages claimed by Kinbauri.

    The Ontario Court of Justice (General Division) separated the action into two issues: the issue of liability and the issue of damages. In May 1999, a decision was issued by the trial judge with respect to the issue of liability. The trial judge heard no evidence and made no finding as to the issue of damages. The trial judge found that the Company failed to use best efforts to fulfill the conditions of a proposed amalgamation with Kinbauri. This decision was upheld by the Ontario Court of Appeal in November 2000. An application by the Company for leave to appeal to the Supreme Court of Canada was dismissed on September 13, 2001. The damages portion of the trial commenced on January 21, 2002, at which time, the plaintiff amended its claim to add a claim for punitive damages in the amount of Cdn. $2 million.

    Management believes that if the plaintiff is ultimately successful in asserting its claim for damages, the settlement of this issue will not have a material impact on the Company's financial position.

    The damages portion of the trial was completed on March 1, 2002, at which time, the trial judge reserved judgement.

  (b)
  The Company's Sadiola joint venture has been subject to a stamp duty on gold exports from April 1, 2000 equal to 1% (Company's share — $1,141,000 (2000 — $439,000)) of the value of gold exported. An arbitration disputing the stamp duty has been commenced in Paris pursuant to the shareholders' agreement with Mali. A decision is expected in 2003.

  (c)
  At December 31, 2001, the Company had contractual commitments for capital expenditures totalling $4.7 million.

11.  FINANCIAL INSTRUMENTS:

  As at December 31, 2001, the Company had 32,300 ounces (proportionate share) of forward contracts expiring in 2002 at an average strike price of $271 and 34,200 ounces (proportionate share) of written call options outstanding at an average strike price of $385. The fair value of the call options represented a liability of $65,000, which was included in accounts payable.

  During 2001, the Company restructured and sold the majority of its forward contracts. Accounting revenue will be recognized in accordance with the original terms when the contracts were entered into.

12.  SEGMENTED INFORMATION:

  (a)
  The Company holds a 38% interest in Sadiola, a 40% interest in Yatela and a 50% interest in various other joint venture companies. The Company's share in the assets, liabilities, revenue, expenses and cash flows of the joint ventures and the corporate operations are as follows:

	Joint Ventures
2001
	Sadiola	Yatela	Other	Corporate	Total
Cash (current and long-term)	$14,636	$2,609	$132	$13,988	$31,365
Other current assets	7,601	4,136	75	317	12,129
Long-term assets	83,638	48,232	—	1,234	133,104

	$105,875	$54,977	$207	$15,539	$176,598

Current liabilities	$4,039	$4,777	$141	$4,445	$13,402
Current portion of long-term debt	11,562	—	—	—	11,562
Long-term liabilities	4,964	15,055	—	4,140	24,159

	$20,565	$19,832	$141	$8,585	$49,123

Gold sales	$67,479	$14,176	$—	$—	$81,655
Operating costs of mine	33,233	7,700	—	—	40,933
Mine depreciation	12,964	2,644	—	—	15,608
Exploration expense	—	—	7	6,240	6,247
Other expense	—	—	352	7,493	7,845
Interest expense (income), net	546	241	(285)	(428)	74

Net earnings (loss)	$20,736	$3,591	$(74)	$(13,305)	$10,948

Cash flows from (used in) operations	$34,104	$1,658	$12	$(10,050)	$25,724
Cash flows from (used in) financing	(22,979)	6,005	—	88	(16,886)
Cash flows from (used in) investments	(4,749)	(15,623)	—	66	(20,306)

	Joint Ventures
2000
	Sadiola	Yatela	Other	Corporate	Total
Cash (current and long-term)	$13,589	$1,607	$922	$27,484	$43,602
Other current assets	11,099	305	209	1,547	13,160
Long-term assets	86,388	31,170	—	1,475	119,033

	$111,076	$33,082	$1,131	$30,506	$175,795

Current liabilities	$5,347	$2,105	$189	$3,003	$10,644
Current portion of long-term debt	23,430	—	—	—	23,430
Long-term liabilities	13,926	9,050	—	—	22,976

	$42,703	$11,155	$189	$3,003	$57,050

Gold sales	$57,984	$—	$—	$—	$57,984
Operating costs of mine	19,792	—	—	—	19,792
Mine depreciation	12,716	—	—	—	12,716
Exploration expense (recovery)	—	—	(103)	9,502	9,399
Other expense	—	—	37	5,333	5,370
Interest expense (income), net	2,586	—	(52)	(1,877)	657

Net earnings (loss)	$22,890	$—	$118	$(12,958)	$10,050

Cash flows from (used in) operations	$28,563	$1,800	$(401)	$(11,093)	$18,869
Cash flows from (used in) financing	(22,864)	8,124	—	(3,330)	(18,070)
Cash flows from (used in) investments	(3,693)	(20,120)	—	149	(23,664)

	Joint Ventures
1999	Sadiola	Other	South America	Corporate	Total
Cash (current and long-term)	$34,160	$1,240	$1,055	$30,673	$67,128
Other current assets	4,462	65	2	1,560	6,089
Long-term assets (excludes cash)	92,349	9,392	70	2,611	104,422

	$130,971	$10,697	$1,127	$34,844	$177,739

Current liabilities	$3,906	$839	$234	$1,138	$6,117
Current portion of long-term debt	23,429	—	—	3,463	26,892
Long-term liabilities	35,143	792	—	—	35,935

	$62,478	$1,631	$234	$4,601	$68,944

Gold sales	$63,461	$—	$—	$—	$63,461
Operating costs of mine	24,793	—	—	—	24,793
Mine depreciation	12,375	—	—	—	12,375
Exploration expense	—	2,133	4,737	2,197	9,067
Other expense	—	—	145	290	435
Interest expense (income), net	3,879	—	(55)	(1,227)	2,597

Net earnings (loss)	$22,414	$(2,133)	$(4,827)	$(1,260)	$14,194

Cash flows from (used in) operations	$34,978	$(692)	$(4,613)	$(2,231)	$27,442
Cash flows from (used in) financing	(23,770)	(1,582)	—	96	(25,256)
Cash flows used in investments	(3,371)	(194)	—	(100)	(3,665)

  (b)
  The Company's $17.4 million (2000 — $16.1 million; 1999 — $35.1 million) share of cash in certain joint ventures is restricted for use in those companies. The Sadiola cash is further restricted by requirements related to senior loans, which require the semi-annual estimated principal and interest payment to senior lenders be placed in escrow. The required escrow balance will decrease proportionally as the loan is repaid. The Company's share of the December 2001 escrow cash balance is approximately $6.0 million (2000 — $6.8 million; 1999 — $7.5 million), which will be applied against the final repayment in May 2002.

13.  COMPARATIVE FIGURES:

  Certain 2000 and 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

EXHIBIT D

REPADRE CAPITAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

        Net income for the third quarter of 2002 was $4.1 million or $0.11 per share. While net income increased by 34% from the second quarter of 2002, earnings per share increased at a lesser rate due to the increase in the average number of shares outstanding for the third quarter resulting from the issuance of 3,450,000 shares in June.

Summarized Financial Results
(in $000's except per share amounts)

	2001				2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
Income	2,357	2,217	3,055	2,706	3,982	4,073	5,852
Net Income	1,460	1,345	1,604	1,767	2,924	3,086	4,146
Net Income per share	0.05	0.05	0.06	0.06	0.09	0.09	0.11
Cash and bullion balance	3,314	3,032	3,534	1,760	3,691	44,440	46,374
Gold Price (US$/oz)	264	268	274	279	290	312	314

Income

        Royalty revenue in the third quarter of 2002 was $892,000. Royalty income was augmented by the recording of $350,000 of royalty revenue from Geomaque's Vueltas del Rio operation. The amount recorded was attributable to production from the start of operations in the spring of 2001 to June 30, 2002 and payment, net of withholding tax, has been received. This royalty revenue more than offsets the loss of the seasonal royalty revenue from the Golden Bear mine that was recorded in the second and third quarters of 2001. Operations at Golden Bear terminated in the fall of 2001 due to depletion of ore reserves.

        Investment income for the quarter was $1,455,000 due largely to unrealized foreign exchange gains resulting from a depreciating Canadian dollar. The Canadian dollar stood at US$0.66 at the start of the quarter and ended the quarter at US$0.63.

Royalty Revenue and Investment Income
(in $000's)

	2001				2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
Royalty revenue	555	605	679	507	539	592	892
Investment income	330	(120)	317	50	778	(636)	1,455

        Income from the Company's interest in Gold Fields Ghana Limited ("GFGL") for the third quarter 2002 was $2.5 million compared to $2.1 million for the third quarter of 2001. The increase in income is primarily attributable to the increase in the price of gold. The cash balances held by GFGL were US$31.2 million at September 30, 2002 compared to US$16.6 at June 30, 2002.

Gold Fields Ghana Limited
Summarized Results

	2001				2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
100% basis
Ore crushed (000t)	3,327	3,761	3,805	3,636	3,700	3,767	3,820
Yield (g/t)	1.38	1.25	1.33	1.29	1.26	1.18	1.15
Gold production (oz)	115	117	150	145	129	120	149
Cash cost (US$/oz)*	157	179	170	182	174	194	188
Repadre — 18.9% basis
Income from GFGL ($000's)	1,472	1,732	2,059	2,149	2,316	2,906	2,499
*
"Cash" costs conform to the definition recommended by the Gold Institute. "Cash" costs include costs from prior periods relating to the current period's production and exclude costs incurred in the current period that relate to future period's production.

        Income from the Company's interest in Abosso Goldfields Limited ("ABOSSO") for the third quarter of 2002 was $1.0 million. Gold production and cash costs for the third quarter were adversely affected as a result of the planned mining of lower grade ore. Production and costs should improve to more normal levels in successive quarters. Cash balances within Abosso were US$9.4 million at September 30, 2002 as compared to $12.7 million at June 30, 2002. Distributions of cash in excess of the needs of the operation commenced during the third quarter. In July, Repadre received a distribution of US$630,000 with a further US$840,000 received in early October.

Abosso Goldfields Limited
Summarized Results

	2002
	1st Qtr	2nd Qtr	3rd Qtr
100% basis
Ore milled (000t)	728	1,224	1,153
Grade (g/t)	2.41	2.46	2.07
Gold production (oz)	56	86	70
Cash cost (US$/oz)*	221	195	263
Repadre — 18.9% basis
Income from Abosso ($000's)	349	1,211	1,007

Expenses

        General and administrative expenses for the third quarter of 2002 were $593,000 compared to $558,000 in the third quarter of 2001. Amortization charges for the third quarter of 2002 were $443,000 compared to $188,000 for the third quarter of 2001. The higher amortization charges result from the inclusion of amortization for the Vueltas del Rio royalty. In addition, the Company has written down the value of the Vueltas del Rio royalty by $533,000 to its estimated recoverable amount. This write-down is a result of Geomaque's reduced estimate of proven and probable mineral reserves for the deposit.

Cash Flow

        Cash provided by operations was $0.9 million ($0.02 per share) for the third quarter of 2002 compared to $0.7 million ($0.02 per share) for the third quarter of 2001. Cash from investing activities totaled $0.8 million ($0.02 per share) for the third quarter 2002 primarily as a result of cash distributions from the Company's interest in Abosso Goldfields.

Liquidity and Capital Resources

        At the end of the quarter, the Company's cash balances stood at $45.7 million. The Company is debt-free, has no capital commitments, and as a result, enjoys a strong balance sheet.

Risks and Uncertainties

Commodity Price Risks

        The price of gold, although currently improving, has gone through a period of depressed prices from 1998 to 2001 and could revert to these lower price levels in future. The Company does not use any derivative products to mitigate its exposure to changes in the price of gold.

Foreign Currency Exchange Risk

        The value of the Canadian dollar depreciated by 5% during the quarter. As 100% of the Company's royalty revenue and income from GFGL and Abosso was based on the US dollar, this depreciation had a positive impact on earnings. In addition, the Company now has approximately US$16 million of monetary assets that are marked-to-market at the end of each reporting period. This process results in higher levels of unrealized foreign exchange gains and losses being reported than previously. The Company does not currently use any derivative products to manage its exposure to changes in US$ exchange rates.

Earnings Sensitivity

Category	Change	Annual Impact on After-Tax Income
		(in millions)
Gold Price	US$10 per ounce	$1.5
US$/C$ Exchange Rate	0.6667 to 0.6567	$0.4

Outlook

        Over successive quarters, the Company expects its stream of royalty revenues to grow significantly. For the fourth quarter of 2002, royalties from Queenstake's Magistral project in Mexico should commence as first production from this operation was achieved in October. For 2003, Aber Diamond Corporation has announced that initial diamond deliveries from the Diavik project are expected in February and sales from these deliveries will attract a 1% royalty payable to the Company. In addition, 2003 should see the start of production at Orvana's Don Mario gold operation in Bolivia.

        The GFGL and Abosso operations in Ghana are performing well and should continue to provide good financial results. All production from Tarkwa and Damang are free of price hedges. The operations at Tarkwa are currently assessing the cost/benefit of switching from the use of a contractor for mining to the use of company-owned and operated mining equipment along with the viability of constructing a conventional mill to augment the mineral reserves. Both options are expected to have positive financial implications for the Company.

        The Company's treasury is expected to grow as distributions from the Company's interests in Ghana continue. The healthy treasury allows the Company to become more aggressive in its search for new investment opportunities.

Subsequent Events

        On October 28, 2002 the respective Boards of Directors of Repadre Capital Corporation and IAMGold Corporation announced that they had unanimously approved a proposed business combination of the two companies. The combination of the two companies will be achieved by a plan of arrangement whereby Repadre shareholders will receive 1.6 IAMGold shares for each Repadre share, with IAMGold as the continuing company. A special meeting of Repadre shareholders will be convened to review the proposed plan and, if appropriate, approve the plan of arrangement. The meeting is expected to occur during January 2003.

        Some of the disclosures included in this interim report for the third quarter of 2002 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

REPADRE CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

as at September 30, 2002 (Unaudited) and December 31, 2001
(Expressed in thousands of Canadian dollars)

	2002	2001
ASSETS
Current assets
Cash and short-term investments	$45,713	$1,497
Gold and silver bullion	661	263
Loans receivable	—	80
Accounts receivable	932	591
Income taxes recoverable	963	970
Prepaid expenses	92	77

	48,361	3,478

Marketable securities (note 2)	3,713	4,204
Working interests (note 3)	76,279	59,647
Net royalty interests (note 4)	20,488	22,251
Loans receivable	4,289	4,302
Deferred costs	—	164
Capital assets	110	89

	$153,240	$94,135

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$197	$490
Convertible debenture (note 5)	—	1,687

	197	2,177
Future income taxes	171	728
Shareholders' equity (note 6)
Capital stock	147,628	95,382
Other paid-in capital	597	585
Warrants	—	772
Retained earnings (deficit)	4,647	(5,509)

	152,872	91,230

	$153,240	$94,135

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2002 and 2001
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
Income
Royalty revenue	$892	$679	$2,023	$1,839
Income from working interests	3,505	2,059	10,287	5,263
Investment income	1,455	317	1,597	527

	5,852	3,055	13,907	7,629

Expenses
General and administrative	593	558	2,182	1,930
Amortization of royalty interests	439	155	827	505
Amortization of deferred financing costs	—	28	—	85
Amortization of capital assets	4	5	13	15
Royalty development costs	—	(24)	—	—
Write-offs	533	1,112	533	1,112

	1,569	1,834	3,555	3,647

Income before income taxes	4,283	1,221	10,352	3,982
Income taxes (recovery)	137	(383)	196	(427)

Net income for the period	$4,146	$1,604	$10,156	$4,409

Number of common shares
Average outstanding during period	39,204,000	28,930,000	35,772,000	28,929,000
Outstanding at end of period	39,287,000	28,931,000	39,287,000	28,931,000
Net income per common share
Basic	$0.11	$0.06	$0.28	$0.15
Diluted	$0.10	$0.05	$0.27	$0.15

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT)

For the nine months ended September 30, 2002 and 2001
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
Retained earnings (deficit), beginning of period	$501	$(8,880)	$(5,509)	$(11,685)
Net income for the period	4,146	1,604	10,156	4,409

Retained earnings (deficit), end of period	$4,647	$(7,276)	$4,647	$(7,276)

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine months ended September 30, 2002 and 2001
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
Cash provided by (used for):
Operations
Net income for the period	$4,146	$1,604	$10,156	$4,409
Adjustments for
Amortization and write-offs	976	1,301	1,373	1,718
Unrealized gain on foreign exchange	(741)	(150)	(55)	(173)
Gain on sale of royalty interest	—	—	(644)	—
Gain on sale of marketable securities	(17)	1	(242)	(77)
Loss on sale of capital and other assets	—	—	3	—
Income from working interests	(3,361)	(2,058)	(3,770)	(5,262)
Future income taxes	64	(414)	104	(542)

	1,067	284	6,925	73
Decrease (increase) in non-cash working capital
Gold and silver bullion	23	208	(398)	(203)
Accounts receivable	(119)	65	(216)	73
Prepaid expenses	(45)	(48)	(15)	(14)
Income taxes recoverable	5	1	7	—
Accounts payable	(69)	167	(293)	(2)

	862	677	6,010	(73)

Investing
Investment in working interests	994	—	970	—
Proceeds on sale of royalty interest	111	—	1,443	—
Purchase of royalty interest	—	—	(521)	—
Proceeds on sale of marketable securities	92	33	1,246	473
Purchase of marketable securities	(378)	—	(513)	—
Loans disbursed	—	—	80	(79)
Increase in capital assets	(38)	(3)	(37)	(11)

	781	30	2,668	383

Financing
Issuance of capital stock	314	3	37,225	9
Decrease in long-term debt	—	—	—	(232)
Decrease in convertible debenture	—	—	(1,687)	—

	314	3	35,538	(223)

Increase (decrease) in cash and short term investments	1,957	710	44,216	87
Cash and short term investments, beginning of period	43,756	2,255	1,497	2,878

Cash and short term investments, end of period	$45,713	$2,965	$45,713	$2,965

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2002 and 2001
(Unaudited)

1.    GENERAL

  The notes to the consolidated financial statements as of December 31, 2001 as set forth in the Annual Report of Repadre Capital Corporation for the year 2001 substantially apply to these interim consolidated financial statements and are not repeated here. The accompanying financial statements should be read in conjunction with the above consolidated financial statements and notes.

  In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company's financial position as of September 30, 2002 and the results of its operations for the three-month and nine-month periods ended September 30, 2002 and 2001 and cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001. The results of operations for these periods are not necessarily indicative of the results to be expected for the full year.

2.    MARKETABLE SECURITIES

  At September 30, 2002, marketable securities are comprised of:

	Number of Shares Held	Book Value	Market Value
	(in thousands)
Addwest Minerals International, Ltd.	3,140	$—	$—
Black Hawk Mining Inc.	18,880	2,730	2,266
Campbell Resources Inc.	620	496	322
Cross Lake Minerals Ltd.	1,000	100	90
Geomaque Explorations Ltd.	4,785	335	239
Orezone Resources Inc.	200	16	66
Queenstake Resources Ltd.	420	36	105

		3,713	3,088

As at December 31, 2001		$4,204	$2,750

3.    INTEREST IN ABOSSO GOLDFIELDS LIMITED

  On January 23, 2002, the Company completed the purchase of a working interest in Abosso Goldfields Limited ("Abosso"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The purchase included 11,340,000 common shares of Abosso (18.9% of total shares outstanding) plus the assignment to Repadre of US$8,247,000 of loans owing by Abosso (21% of shareholder loans outstanding). The purchase consideration for the interest in Abosso was the issuance of 4,000,000 common shares of the Company, which at the time the agreement was announced had a value of $13,600,000.

4.    NET ROYALTY INTERESTS

  (a)
  Dolores Property

    On February 27, 2002, the Company exercised its option to purchase a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd. The purchase consideration was US$325,000.

  (b)
  Manantial Espejo Property

    The Company held an effective 1.2% NSR royalty on the Manantial Espejo property in Argentina. Under the terms of a 1998 agreement, a payment of $1,250,000 became due in 2002 from a subsidiary of Black Hawk Mining Inc., the owner of the property at the time, as a decision to proceed with commercial production from the property was not made by Dec. 31, 2001. In March 2002, the royalty was sold for US$200,000 to a third party, concurrent with the sale by Black Hawk of its interests in the property. The payment from Black Hawk has been recorded as proceeds from the sale of the royalty.

  (c)
  Vueltas del Rio Property

    The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Geomaque Explorations Ltd. The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%. Production at the Vueltas del Rio mine commenced during the second quarter of 2001. In 2002, Geomaque revised downwards their estimate of the proven and probable mineral reserves of the deposit. As a result, the Company has reduced the carrying value of the Vueltas del Rio royalty to its estimated net recoverable amount.

5.    DEBT

  The Company's convertible debenture was fully discharged in June 2002 upon the repayment of the remaining outstanding amount of $1,687,000.

6.    CAPITAL STOCK

Period Ended	September 30, 2002		December 31, 2001
	Number	Amount	Number	Amount
Common Shares
Balance Outstanding, beginning of year	28,932	$95,382	28,928	$95,371
Issued pursuant to acquisition (a)	4,000	13,600	—	—
Public offering (b)	3,450	27,291	—	—
Issued on exercise of warrants (c)	2,179	9,475	—	—
Issued pursuant to
Employee Purchase Plan (d)	1	10	4	11
Issued on exercise of options (e)	725	1,870	—	—

Balance, end of period	39,287	$147,628	28,932	$95,382

Common Share Purchase Warrants (c)
Balance, beginning of year	2,213	$772	2,213	$772
Exercised	(2,179)	(760)	—	—
Expired	(34)	(12)	—	—

Balance, end of period	—	$—	2,213	$772

Period Ended	September 30, 2002		December 31, 2001
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Common Share Options (e)
Balance, beginning of year	2,500	$3.71	2,500	$3.71
Issued	—	—	—	—
Cancelled	(5)	2.00	—	—
Exercised	(725)	2.58	—	—

Balance, end of period	1,770	$4.18	2,500	$3.71

Exercisable, end of period	1,570	$4.45	2,110	$4.02

  (a)
  In January 2002, the Company acquired an interest in Abosso Goldfields Limited for shares (Note 3).
  (b)
  In June 2002, the Company completed an offering of 3,450,000 shares of the Company through a syndicate of underwriters at a price of $8.20 per common share.
  (c)
  On April 21, 1999, the Company and Golden Knight Resources Inc., a public company listed on the Toronto Stock Exchange, completed a business combination whereby shareholders of Golden Knight were offered either i) 0.125 common shares of the Company plus $0.33 cash per common share of Golden Knight, or ii) 0.20 common shares of the Company plus $0.10 cash plus 0.20 of a common share purchase warrant per common share of Golden Knight, each full warrant entitling the holder to subscribe for one additional common share of the Company at a price of $4.00 per share. The warrants expired on April 22, 2002 and the value attributed to the expired warrants was transferred to Other Paid-in Capital.
  (d)
  In May 1996, the Company received shareholder approval to implement an employee share purchase plan to a maximum of 600,000 shares. The plan provides for eligible employees of the Company to contribute up to 10% of their annual basic salary to the share purchase plan. The Company matches each participant's contribution and issues shares equal to the aggregate amount contributed.
  (e)
  The Company has a Share Option Plan for directors, officers and employees for the purpose of acquiring common shares of the Company. The total number of options that can be issued pursuant to the Plan is 3,056,578 common shares. As of September 30, 2002, 556,578 common shares were available for granting of options in addition to those outstanding at period-end.

    Each option granted is for a maximum term of ten years and is exercisable as to 33.3% each year commencing one year after the date of the grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of the grant.

    Total options outstanding and exercisable at September 30, 2002 were as follows:

		Options Outstanding		Options Exercisable
Option price per share	Number	Weighted Average Remaining Life	Weighted Average Exercise Price per share	Number	Weighted Average Exercise Price per share
$1.70 - 3.00	620	7.3 years	$2.02	420	$2.01
3.01 - 4.50	580	3.0 years	4.14	580	4.14
4.51 - 6.75	360	4.5 years	5.98	360	5.98
$6.76 - 7.75	210	4.6 years	$7.55	210	$7.55

7.    EARNINGS PER SHARE

  In 2000, CICA No. 3500 "Earnings Per Share" was adopted. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

	Nine months ended September 30
	2002	2001
	(000's)
Basic Earnings per share computation
Numerator:
Net income	$10,156	$4,408
Denominator:
Average common shares outstanding	35,772	$28,929
Basic earnings per share	$0.28	$0.15
Diluted Earnings per share computation
Numerator:
Net income	$10,156	$4,408
Denominator:
Average common shares outstanding	35,772	28,929
Average employee stock options	980	277
Average warrants	342	—

Total average common shares outstanding	37,094	29,206
Diluted earnings per share	$0.27	$0.15

  Stock options and warrants excluded from the computation of diluted earnings per share because option and warrant prices exceeded fair market value were as follows:

	2002	2001
	(000's)
Outstanding options	210	1,510
Outstanding warrants	—	2,213

REPADRE CAPITAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
for the years ended Dec. 31, 2001, 2000 and 1999

Overview

        The Company's major asset, an 18.9% interest in Gold Fields Ghana Limited continued to provide the growth in the Company's earnings in 2001. Income from GFGL increased by 43% to $7.4 million in 2001 from $5.2 million in 2000 ($0.6 million in 1999). Net income for the Company increased in 2001 over 200% to $6.2 million or $0.21 per share from $2.8 million or $0.10 per share in 2000 (loss of $16.9 million or $0.61 per share in 1999). Net income for the Company for 2000 and 1999 has been restated as a result of the adoption of a new Canadian accounting policy for foreign currency translation. This has resulted in an increase to 2000 earnings of $41,000 and an increase to the 1999 loss of $104,000.

        In 2001, over 90% of the Company's income streams had exposure to the price of gold. The price of gold for the year 2001 averaged US$271 per ounce, a drop of US$8 per ounce from the average of US$279 per ounce for each of 2000 and 1999. Despite the low price environment for gold, the Company's asset base generated improved earnings in 2001 over 2000 and 1999.

        The Company's financial performance in 2002 will be largely determined by levels of production from its major assets, as well as by the price of gold.

Net Income

Assets

        The Company's total assets increased by $4 million to $94 million in 2001 from a base of $90 million in 2000 and $88 million in 1999. The investment in GFGL represents the largest single asset, recorded at a value of $60 million at yearend 2001. This interest was purchased in 1999 and initially recorded at a value of $43 million. As GFGL has not yet made distributions of profits or capital to any owners, the investment has grown each year as the Company's share of profits in GFGL is added to the investment.

        For year-end 2001, the Company reviewed the carrying value of its gold-related assets using a gold price of US$300 per ounce.

                                             1999 Assets 2000 Assets 2001 Assets

Income

        Income from interests in mineral properties has risen to $9.8 million in 2001 from $8.4 million in 2000 and $3.8 million in 1999. The largest contributor has been income from the Company's interest in GFGL at $7.4 million in 2001 ($5.2 million in 2000 and $0.6 million in 1999). The increase is attributable to increasing gold production and lower operating costs at the Tarkwa mine in Ghana. Production has more than doubled to 527,000 ounces in 2001 from the 257,000 ounces produced in 1999. Cash operating costs have reduced to an average of US$164 per ounce in 2001 from an average of US$211 per ounce in 1999. It is expected that production for the foreseeable future will continue at levels similar to those attained in 2001 while cash costs will gradually start to increase as lower grade areas are mined and leach recoveries decline due to the mining of harder rock as the various open pits deepen.

        Aggregate royalty revenue in 2001, at $2.3 million, was down from the level of $3.2 million attained in each of 2000 and 1999. Royalty revenue from the Williams mine increased to a level of $1.14 million in 2001, up from the level of $0.96 million and $0.99 million in 2000 and 1999 respectively. This increase was a result of higher production levels in 2001. Royalty income from Black Hawk's El Limon mine in 2001 was $0.83 million, down from the record $1.05 million achieved in 2000 but up from the $0.74 million achieved in 1999. The variations in the level of royalties received are directly proportional to the level of gold production achieved at El Limon. The level of royalty income from Wheaton River's Golden Bear mine was dramatically reduced in 2001 at $0.28 million as operations are being wound down at that facility due to depletion of its mineral reserves. The Joe Mann mine restarted operations during 2000 and ran for a seven-month period only to shut down in November due to high operating costs. The royalty agreement was amended in 2001 and will only become payable at a gold price of US$325 per ounce or higher in future. The Company received 800,000 shares of Campbell Resources Inc. as consideration for amending the royalty agreement. The Company has not yet recorded any royalty revenue from its 2% NSR royalty on Geomaque's Vueltas del Rio mine in Honduras. The mine started up in the second quarter of 2001 and had produced on the order of 18,000 ounces of gold by the end of the year. As site break-even has not yet been achieved, Geomaque has not had the financial strength to pay the royalty although the money is due. The Company has decided not to recognize any income from this royalty until payment becomes more certain.

        Total investment income in 2001 was $0.6 million, comparable to the $0.5 million achieved in 2000 but down from $2.0 million recorded in 1999. The reason for the higher investment income in 1999 was $1.8 million of gains achieved from the one-time sale of marketable securities.

Income From Interest in GFGL	Revenue From Royalty Interests

Expenses

        General and administrative expenses, at $2.7 million, were slightly below the 2000 and 1999 level of $2.8 million. This level of expenditure is not expected to change significantly in 2002.

        The level of non-cash asset write-offs recorded by the Company in 2001 was $1.1 million, significantly lower than the $3.0 million recorded in 2000 and $18.7 million recorded in 1999. The write-offs were reported in the interim financial reports as at September 30, 2001, and were comprised of two items. First, the Company recorded a write-off of $413,000 as a result of amending the terms of its royalty interest in the Joe Mann mine in Quebec. The Company also wrote off $700,000 of investment associated with Fairmile GoldTech Inc.'s Buffalo Valley project in Nevada.

Expenses

Cash Flow

        Cash flow provided by operations was $0.1 million in 2001 compared to $0.8 million in 2000 from $4.5 million in 1999. As cash dividends have yet to be declared by GFGL, the majority of the Company's cash revenues are derived from its royalty interests.

        Net investing activities were deminimus in both 2001 and 2000 compared to $31.5 million in 1999. The primary investment in 1999 was $29.9 million to acquire Golden Knight Resources Inc. and its interest in GFGL. The $29.9 million is net of $9.4 million of common shares of the Company, $0.8 million of warrants issued and $1.7 million of cash acquired in respect of the acquisition.

        Financing activities in 2001 consisted primarily of the repayment of $1.5 million of convertible debenture and $0.2 million of other debt obligations. The remainder of the convertible debenture, totaling $1.7 million, is expected to be repaid in 2002. Until that point, interest is accruing under the debenture at the rate of 2% per annum.

Liquidity and Capital Resources

        The Company's cash balance at year-end 2001 stood at $1.5 million compared to $2.9 million at year-end 2000 and $2.3 million at year-end 1999. Other sources of liquid funds at year-end 2001 include $0.3 million of gold bullion.

        Cash balances have been growing in the first quarter of 2002 as outstanding warrants in the Company are being exercised. In conjunction with the acquisition of Golden Knight Resources in 1999, the Company issued 2.2 million warrants exercisable to April 22, 2002 at $4.00 each on a one-for-one basis for common shares of the Company. These warrants have been in-the-money since December, 2001 and could, if fully exercised, provide $8.8 million to the Company's treasury in the near term.

        The only cash commitment of the Company for 2002 is the remaining $1.7 million to be repaid under the convertible debenture. The Company has no off-balance sheet financing arrangements or significant capital or operating lease arrangements, purchase obligations or other contractual commitments that could materially reduce its level of liquidity.

        At year-end 2001, GFGL had cash balances of US$20 million in its treasury, a level well in excess of its foreseeable needs. As a result, the Company expects that a significant level of dividends and repayments of capital will be declared by GFGL in 2002.

        At year-end 2001, shareholders' equity stood at $91.2 million.

Cash	Debt

Risks and Uncertainties

Commodity Price Risks

        Income from GFGL is impacted by the price of gold, as are the majority of Repadre's royalty revenues. The price of gold can experience significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company. The Company does not currently use any derivative products to manage its exposure to changes in the price of gold.

        Revenue from diamond royalties will become a significant source of royalty revenue when the Diavik properties come into production, currently scheduled for 2003.

Average Gold Price

Foreign Currency Exchange Risk

        For fiscal years 2001, 2000, and 1999, 100% of the Company's royalty revenue and income from GFGL was based on the US dollar as both gold and diamonds are priced in US dollars. In addition, some of the Company's investments are denominated in US dollars. If the Canadian dollar appreciates, gold and diamond revenues may be reduced, as will the value of some of Repadre's US dollar denominated investments. The Company does not currently use any derivative products to manage its exposure to changes in US dollar exchange rates.

Average Exchange Rate

Earnings Sensitivity
(based upon 2002 Plan)

Category	Change		Impact on After-Tax Income
			(in millions)
Gold Price	US$	10 per ounce	$1.5
US$/C$ Exchange Rate		0.6667 to 0.6567	$0.2

Project Risk

        Production levels at the operations in which the Company has a royalty or other interest will be influenced by a variety of factors including the geology and metallurgical properties of the orebody, the capital invested in the production facilities, the quality of management and the overall level of profitability of the operations. As a result, Repadre is exposed to operational risk but has little control over this risk. The company periodically reviews the risks of each of the operations in which it has an interest and writes down the carrying value of any interest considered impaired.

Distribution of Assets — 2001

Political Risk

        Repadre holds royalties on geographically diverse properties, some of which are located in countries considered to have moderate to high political risk. The Company's largest political risk exposure is to Ghana in west Africa. The government and economy of Ghana have been and are expected to continue to be reasonably stable. The Company is comfortable with the level of risk assumed with its exposure to Ghana and to other geographic areas.

Impact of Recently Issued Accounting Standards

        In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

        Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.

        Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

        The Company will adopt Section 3870 for its fiscal year beginning January 1, 2002. The Company does not believe that the adoption of this standard will have a material impact on its financial condition or results of operations.

Outlook

        On January 23, 2002, Repadre completed the acquisition of an 18.9% interest in Abosso Goldfields which operates the Damang mine in Ghana. In 2002, the financial results of the Company will be largely influenced by the performance of GFGL's Tarkwa operation and Abosso's Damang operation in Ghana. The expected attributable production of gold for Repadre from these two mines in 2002 is expected to be on the order of 160,000 ounces compared to the 100,000 ounces of attributable production from the Tarkwa mine alone in 2001. Royalty revenue for 2002 is expected to be comparable to the level of 2001. As a result of the Ghanaian operations, the Company's net income should exhibit substantial growth in 2002, especially if the recent recovery in the price of gold persists. The growth in earnings is expected to continue into 2003 as royalty revenues are received from the Company's royalty on the Diavik diamond properties. In addition, two additional gold-related royalties are expected to start in 2003 with the commencement of production from the Magistral property in Mexico and the Don Mario property in Bolivia.

        The Company's cash position is also expected to improve substantially in 2002 with expected cash receipts from the exercise of warrants and from the declaration of dividends and repayment of capital from both GFGL and Abosso.

        Some of the disclosures included in the 2001 annual report represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Repadre Capital Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2001 and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in Note 14 to the consolidated financial statements.

Toronto, Canada	(Signed) KPMG LLP
March 8, 2002	Chartered Accountants

REPADRE CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

as at December 31
(Expressed in thousands of Canadian dollars)

	2001	2000
		restated (note 11)
ASSETS
Current assets
Cash and short-term investments	$1,497	$2,878
Gold and silver bullion	263	366
Loans receivable (note 5)	80	1,897
Accounts receivable	591	632
Income taxes recoverable	970	978
Prepaid expenses	77	114

	3,478	6,865

Marketable securities (note 2)	4,204	3,983
Interest in GFGL (note 3)	59,647	52,235
Net royalty interests (note 4)	22,251	24,301
Loans receivable (note 5)	4,302	2,194
Deferred costs	164	85
Capital assets (note 6)	89	501

	$94,135	$90,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$490	$387
Current portion of long-term debt (note 7(a))	—	225
Convertible debenture (note 7(b))	1,687	3,200

	2,177	3,812
Future income taxes	728	1,309
Shareholders' equity
Capital stock (note 8)	95,382	95,371
Other paid-in capital	585	585
Warrants (note 8(f))	772	772
Retained earnings (deficit)	(5,509)	(11,685)

	91,230	85,043

	$94,135	$90,164

Subsequent events (note 15)

On behalf of the Board

Jonathan C. Goodman	Joseph F. Conway
Director	Director

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31
(Expressed in thousands of Canadian dollars)

	2001	2000	1999
		restated (note 11)
Income
Royalty revenue	$2,346	$3,215	$3,192
Income from interest in GFGL	7,412	5,170	559
Investment income	577	513	1,962

	10,335	8,898	5,713

Expenses
General and administrative	2,683	2,824	2,817
Amortization of royalty interests	693	886	1,199
Amortization of deferred financing costs	85	113	113
Amortization of capital assets	28	29	22
Royalty development costs	—	104	100
Asset write-offs (note 2, 4, 5)	1,112	3,006	18,699

	4,601	6,962	22,950

Income (loss) before income taxes	5,734	1,936	(17,237)
Income taxes (recovery) (note 9)	(442)	(848)	(323)

Net income (loss) for the year	$6,176	$2,784	$(16,914)

Average number of common shares
Outstanding	28,930,000	28,924,000	27,586,000
Net income (loss) per common share
Basic	$0.21	$0.10	$(0.61)
Diluted	$0.21	$0.10	$(0.61)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
for the years ended December 31

	2001	2000	1999
Retained earnings (deficit), as previously reported	$(11,744)	$(14,487)	$2,192
Effect of change in accounting policy (note 11)	59	18	122

Retained earnings (deficit), beginning of year	(11,685)	(14,469)	2,314
Net income (loss) for the year	6,176	2,784	(16,914)
Acquisition of shares for cancellation	—	—	131

Retained earnings (deficit), end of year	$(5,509)	$(11,685)	$(14,469)

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31
(Expressed in thousands of Canadian dollars)

	2001	2000	1999
	restated (note 11)
Cash provided by (used for):
Operations:
Net income (loss) for the year	$6,176	$2,784	$(16,914)
Items not involving cash
Amortization and write-offs	1,918	4,034	19,978
Unrealized (gain) loss on foreign exchange	(204)	(133)	522
Amortization of deferred revenue	—	(98)	(195)
Gain on sale of marketable securities	(65)	(92)	(1,786)
Gain on sale of capital and other assets	(16)	(14)	—
Income from GFGL	(7,412)	(5,170)	(559)
Future income taxes	(581)	(121)	(93)

	(184)	1,190	953
Decrease (increase) in non-cash working capital
Gold and silver bullion	103	413	4,727
Accounts receivable	41	(166)	(618)
Prepaid expenses	37	(39)	37
Income taxes recoverable	8	(680)	364
Accounts payable	103	83	(952)

	108	801	4,511

Investing:
Acquisition of Golden Knight Resources Inc.	—	—	(29,943)
Investment in GFGL	—	(1,351)	(3,693)
Purchase of royalty interests	—	—	(1,479)
Proceeds on sale of marketable securities	500	1,344	4,758
Purchase of marketable securities	—	—	(67)
Deferred costs	(164)	—	—
Dividends received	—	64	—
Loans disbursed	(79)	—	(1,008)
Increase in capital assets	(12)	(25)	(44)

	245	32	(31,476)

Financing:
Capital stock repurchased	—	—	(252)
Issuance of capital stock	11	14	19
Decrease in long-term debt	(232)	(222)	(582)
Decrease in convertible debenture	(1,513)	—	—

	(1,734)	(208)	(815)

Increase (decrease) in cash and short term investments	(1,381)	625	(27,780)
Cash and short term investments, beginning of year	2,878	2,253	30,033

Cash and short term investments, end of year	$1,497	$2,878	$2,253

Supplemental cash flow disclosure
Interest paid	104	117	161
Income taxes paid	150	(95)	(547)

See accompanying notes to the consolidated financial statements.

REPADRE CAPITAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999
All tabular amounts except per share amounts in thousands unless otherwise stated

1.    SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of consolidation

    The consolidated financial statements consolidate the financial results of all controlled subsidiaries. Inter-company transactions and balances have been eliminated.

  (b)
  Revenue recognition

    Revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

    (i)
    Revenue based royalties such as net smelter return (NSR) or gross proceeds royalties. Revenue royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

    (ii)
    Profits based royalties such as net profits interests (NPI) or a Working Interest (WI). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues are defined in the relevant royalty agreement. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interest in Gold Fields Ghana Limited ("GFGL") as a profits based royalty interest.

  (c)
  Gold and silver bullion

    Gold and silver bullion are valued at the year-end spot prices.

  (d)
  Marketable securities

    Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

  (e)
  Net royalty interests

    The Company records its royalty interests at the lower of cost and net recoverable amount. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Net recoverable amount is management's best estimate of undiscounted future cash flows. Amortization of producing royalty interests is calculated on a units-of-production basis.

    Write-downs of producing royalty interests to net recoverable amount and write-downs of non-income producing royalty interests are charged to income. The recovery of costs associated with non-producing properties is dependant upon the discovery and development of economic reserves. The Company periodically reviews its royalty interests to ascertain whether an impairment in value has occurred.

  (f)
  Loans receivable

    A loan is classified as impaired when, in management's opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

  (g)
  Capital assets

    Capital assets are stated at cost. Amortization is provided over their estimated useful lives using the following rates and methods:

Furniture and fixtures	20% diminishing balance
Office and other equipment	30% diminishing balance

  (h)
  Translation of foreign currencies

    Monetary items denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in income. Non-monetary items are translated at exchange rates when acquired or when obligations were incurred.

  (i)
  Stock options

    The Company does not recognize any compensation expense when stock options are issued. Cash received from the exercise of options is credited to share capital.

  (j)
  Income taxes

    The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to the financial statement carrying value and the tax basis of assets and liabilities.

  (k)
  Earnings per share

    In 2000, CICA No. 3500 "Earnings Per Share" was adopted. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

	Year ended December 31,
	2001	2000	1999
Basic Earnings (Loss) per share computation
Numerator:
Net income (loss)	$6,176	$2,784	$(16,914)
Denominator:
Weighted average common shares outstanding	28,930	28,924	27,586
Basic earnings (loss) per share	$0.21	$0.10	$(0.61)
Diluted Earnings (Loss) per share computation
Numerator:
Net income (loss)	$6,176	$2,784	$(16,914)
Denominator
Weighted average common shares outstanding	28,930	28,924	27,586
Dilutive effect of employee stock options	346	5	—

Weighted average common shares outstanding	29,276	28,929	27,586
Diluted earnings (loss) per share	$0.21	$0.10	$(0.61)

    Stock options and warrants excluded from the computation of diluted earnings per share because option prices and warrant prices exceeded fair market value were as follows:

	2001	2000	1999
Outstanding options	1,510	2,380	2,500
Outstanding warrants	2,213	2,213	2,213
  (l)
  Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. In particular, management is required to make judgements regarding the recoverability of the carrying value of marketable securities, net royalty interests and loans. These judgements involve assessing the financial condition and future prospects of investees, as well as consideration of commodity prices and operating conditions.

2.    MARKETABLE SECURITIES

  At December 31, 2001, marketable securities are comprised of:

	Number of Shares or Warrants Held	Book Value	Market
Addwest Minerals International, Ltd.	3,140	$—	$—
Black Hawk Mining Inc.	23,598	3,412	2,360
Black Hawk share purchase warrants	835	—	—
Campbell Resources Inc.	800	640	264
Cross Lake Minerals Ltd.	1,000	100	50
Fairmile GoldTech Inc.	138	—	8
Orezone Resources Inc.	200	16	22
Orvana Minerals Corp. share purchase warrants	750	—	—
Queenstake Resources Ltd.	420	36	46

		4,204	2,750

As at December 31, 2000		3,983	2,848

  The majority of the Company's marketable securities relate to companies in the gold industry. The gold industry has undergone a significant reduction in market value since mid-1997 due to a decline in the price of gold. Management believed that certain marketable securities had undergone an impairment in their value which was other than temporary and accordingly, these securities were written down to the lower of their market value and their estimated realizable value. The write-downs aggregated $1,179,000 in 2000 and $3,010,000 in 1999.

3.    INTEREST IN GFGL

  In April, 1999, the Company and Golden Knight Resources Inc. ("Golden Knight") completed a business combination. Golden Knight's major asset was a 17.5% interest in GFGL, a gold mining operation located in Ghana in west Africa. The business combination was accounted for as an acquisition, and the purchase cost was allocated as follows:

Purchase Cost
Cash	$1,754
Other Current Assets	130
Marketable Securities	404
Interest in GFGL	41,462

43,750

Current Liabilities	1,697
Long-term Debt	223

Total Purchase Cost	$41,830

Consideration
Common Shares	$9,360
Warrants	772
Cash	31,698

$41,830

  On May 1, 1999, the Company purchased from Cabo Frio Investments A.V.V. an additional 1.4% interest in GFGL for $1,749,000.

4.    NET ROYALTY INTERESTS

  Investments in net royalty interests are:

	December 31, 2001			December 31, 2000
	Cost	Accumulated Amortization	Net Royalty Interest	Cost	Accumulated Amortization	Net Royalty Interest
Revenue producing properties
El Limon (a)	$240	$240	$—	$240	$240	$—
Golden Bear (b)	1,000	1,000	—	1,000	1,000	—
Joe Mann (c)	3,030	3,030	—	3,030	1,978	1,052
Rex Diamond (d)	5,354	524	4,830	5,354	463	4,891
Williams Mine (e)	7,679	3,031	4,648	7,679	2,398	5,281
Non-revenue producing properties
Buffalo Valley (f)	304	304	—	304	—	304
Dolores (g)	469	—	469	469	—	469
Don Mario (h)	5,779	—	5,779	5,779	—	5,779
Gabbs Valley (i)	409	—	409	409	—	409
Itos (j)	2,739	2,739	—	2,739	2,739	—
Lac de Gras area (k)	—	—	—	—	—	—
Magistral (l)	3,418	—	3,418	3,418	—	3,418
Manantial Espejo (m)	925	—	925	925	—	925
Vueltas del Rio (n)	1,773	—	1,773	1,773	—	1,773

	$33,119	$10,868	$22,251	$33,119	$8,818	$24,301

  Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties' owners obtaining adequate financing and the development of economic mining operations. For royalty interests with a gold component, a price of US$300 per ounce has been used in determining whether carrying values have been impaired.

  Revenue producing royalties

  (a)
  The Company holds a 3% net smelter return ("NSR") royalty on the El Limon mining operation in Nicaragua owned by Black Hawk Mining Inc. ("Black Hawk"). At the option of Black Hawk, the royalty payments were paid in common shares of Black Hawk rather than as cash or gold when the price of gold was less than US$350 per ounce during the period prior to June 30, 2000.

  (b)
  The Company holds a 2% NSR royalty on all mineral production from the Golden Bear mine in British Columbia owned by North American Metals Corp., a subsidiary of Wheaton River Minerals Ltd.

  (c)
  The Company holds a graduated net smelter return royalty on the Joe Mann mine, an underground gold mine in northwestern Quebec owned by Campbell Resources Inc. ("Campbell"). The royalty rate was 1.8% at gold prices up to Cdn$500 per ounce. In April 2001 and subject to certain conditions being met, the Company agreed to amend the royalty in return for 800,000 shares of Campbell. The transaction was completed in September 2001 and the shares recorded at a value of $640,000. The amended royalty rate is 1.5% starting at a gold price of US$325 per ounce and rising .01% for each $1.00 increase in the price of gold to a maximum of 2.0% at a gold price of US$375 per ounce or higher. In addition, after royalty payments of Cdn$500,000, the royalty rate reduces to a flat 1% on gold prices at or greater than US$350 per ounce. At a gold price of US$300 per ounce, no royalty is payable and as a consequence the value of the royalty interest was written off at the end of the third quarter of 2001.

  (d)
  The Company holds the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation's properties in South Africa.

  (e)
  The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation (note 7(b), 8(f)).

  Non-revenue producing royalties

  (f)
  The Company holds a 3% NSR royalty on the Buffalo Valley project in Nevada owned by Fairmile GoldTech Inc. The property has been inactive since 1999 and the owner of the property has insufficient funds and prospects for funds to advance the property to the stage of having proven and probable reserves. As a consequence, the royalty interest was written off at the end of the third quarter, 2001.

  (g)
  The Company holds an option agreement to purchase a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd. The option expires on March 1, 2002 and can be exercised upon payment to the vendors of US$325,000 plus a variable amount dependant upon the quantity of gold determined to be recoverable from the deposit. (See note 15(b))

  (h)
  In 1996, the Company purchased a sliding-scale NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation. During 1999, for an additional consideration of US$1 million, the royalty rate was amended to a flat 3% on all mineral production from the property.

  (i)
  The Company holds a 0.3% NSR royalty on the Gabbs Valley property in Nevada owned by Combined Metals Reduction Company.

  (j)
  The Company holds a sliding scale NSR royalty on all minerals processed through the Itos tailings retreatment facility located near Oruro, Bolivia owned by Barex Empresa Minera S.A. ("Baremsa"). The value of the Company's interests in the project was written down by 50% to an estimated net recoverable amount at the end of 1999. The property is inactive and the remainder of the investment was written off at the end of 2000.

  (k)
  The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

  (l)
  The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter.

  (m)
  The Company holds an effective 1.2% NSR royalty on the Manantial Espejo project in Santa Cruz province, Argentina. Under the terms of a November 1998 agreement with a subsidiary of Black Hawk, the primary owner of the property at the time, a payment of $1,250,000 would be due from the subsidiary if a decision to proceed with commercial production was not made by December 31, 2001. The decision was not made and the Company has agreed with Black Hawk that the compensation will be made through a series of payments from January 2002 to September 2003.

  (n)
  The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Geomaque Explorations Ltd. The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%. Production at the Vueltas del Rio mine commenced during the second quarter of 2001. The royalty on this production has not yet been recorded as revenue at the present time as there is insufficient certainty of the receipt of the royalty.

  (o)
  During 1999, the Company wrote off a number of its royalty interests, including a 3% gross sales royalty on certain sapphire properties in Montana, a 1.75% NSR royalty on the Anchor Hill mine in South Dakota, a 4% NSR royalty on the Gold Road mine in Arizona, a 4% NSR royalty on the Lluvia de Oro mine in Mexico, a 4% NSR royalty on the Relief Canyon mine in Nevada and the remainder of a 2% NSR royalty on the Rawas mine in Indonesia.

5.    LOANS RECEIVABLE

	December 31,
	2001	2000
Combined Metals Reduction Company (a)	$2,015	$1,897
Addwest Minerals International, Ltd. (b)	1,593	1,500
Other (c)	774	694

	$4,382	$4,091

  (a)
  In 1996, the Company provided a three year US$1.2 million secured loan to Combined Metals bearing interest at a rate of 10% per annum. In August 1998, the Company provided an additional US$65,000 to Combined Metals under the same terms and conditions as the US$1.2 million loan. The loan is secured by a first mortgage on Combined Metals' Gabbs Valley property in Nevada and was repayable on September 30, 1999. While certain repayments have been made, the loan remains in default and foreclosure proceedings are in progress. The Company anticipates that it will recover the carrying value of the loan receivable through the foreclosure and subsequent disposition of the Gabbs Valley property.

  (b)
  In the fourth quarter of 1997, the Company acquired a US$1 million secured convertible debenture from Addwest. The debenture matures on October 1, 2002 and bears interest at an effective rate of 8.5% per annum, and was payable in advance in common shares of Addwest for the period to September 30, 2000. The advance interest was recorded as deferred revenue and brought into income pro rata over a one-year period. The loan is considered impaired and recording of interest ceased for the period commencing October 1, 2000. The Company believes it will realize value on the debenture through the underlying assets that secure the debenture.

  (c)
  The Company provided an officer of the Company with a non-interest bearing secured loan due in May 2007 to purchase common shares of the Company. The loan is secured by 120,000 shares of the Company which had a market value of $534,000 at December 31, 2001. During 2001, a US$50,000 loan was advanced to Orvana.

  (d)
  During 1999, the Company wrote off a number of its loans receivable, including loans made to Minera Lizandro Proaño, Sociedad Minera Austria Duvaz, Brohm Mining Corporation, the remainder of a loan made to Laverton Gold NL, and 50% of a facility to Baremsa (See note 4(j)). At the end of 2000, a facility to Fairmile and the remainder of the facility to Baremsa was written off.

6.    CAPITAL ASSETS

	December 31,
	2001	2000
Plant and equipment
Furniture and fixtures	$112	$109
Office equipment	104	96
Vehicle	28	28

	244	233
Accumulated amortization	(155)	(128)

	89	105
Mineral properties (a)	—	396

	$89	$501

  (a)
  The mineral properties were associated with the Buffalo Valley project and were written off at the end of the third quarter 2001 (note 4(f)).

7.    DEBT

  (a)
  As part of the business combination with Golden Knight, the Company assumed two promissory notes of US$150,000 each which were repaid on May 1, 2000 and May 1, 2001.

  (b)
  As consideration for the purchase of 720 units of The Williams Royalty Trust (note 4(e), 8(f)), the vendor of the royalty acquired a $7.2 million convertible debenture and 500,000 common share purchase warrants. The convertible debenture bears interest at a rate of 2% per annum and matured on October 31, 2001. The debenture was convertible at any time prior to October 31, 2001 into common shares of the Company on the basis of one share for each $6.50 of outstanding principal amount. In October 1999, a $4 million loan to the vender of the royalty matured and was offset against the convertible debenture. On maturity of the convertible debenture, the Company remitted funds to two government authorities who had placed garnishees on the amount due on account of unpaid back taxes by the holder of the debenture. The holder of the debenture has not yet been in a position to offer a full release to the Company on repayment of the remaining amount.

8.    CAPITAL STOCK

  Authorized

  An unlimited number of common and preference shares have been authorized. The preference shares are issuable in series.

  Outstanding

	Year Ended December 31,
	2001		2000		1999
	Number	Amount	Number	Amount	Number	Amount
Common Shares
Balance Outstanding, beginning of year	28,928	$95,371	28,920	$95,357	24,640	$86,361
Issued pursuant to business combination (a)	—	—	—	—	4,381	9,360
Issued pursuant to Employee Purchase Plan (c)	4	11	8	14	8	19
Redeemed pursuant to issuer bid	—	—	—	—	(109)	(383)

Balance, end of year	28,932	$95,382	28,928	$95,371	28,920	$95,357

Common Share Purchase Warrants
Balance, beginning of year	2,213	$772	2,213	$772	500	$240
Issued (a)	—	—	—	—	2,213	772
Expired (f)	—	—	—	—	(500)	(240)

Balance, end of year	2,213	$772	2,213	$772	2,213	$772

	Year Ended December 31,
	2001		2000		1999
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Common Share Options
Balance, beginning of year	2,500	$3.71	2,500	$4.15	1,935	$4.80
Issued (d)	—	—	300	2.05	570	2.00
Cancelled	—	—	(300)	5.75	(5)	7.15
Exercised (b)	—	—	—	—	—	—

Balance, end of year (d)	2,500	$3.71	2,500	$3.71	2,500	$4.15

Exercisable, end of year	2,110	$4.02	1,795	$4.32	1,675	$4.56

  (a)
  On April 21, 1999, the Company and Golden Knight Resources Inc., a public company listed on the Toronto Stock Exchange, completed a business combination whereby shareholders of Golden Knight were offered either i) 0.125 common shares of the Company plus $0.33 cash per common share of Golden Knight, or ii) 0.20 common shares of the Company plus $0.10 cash plus 0.20 of a common share purchase warrant per common share of Golden Knight, each full warrant entitling the holder to subscribe for one additional common share of the Company at a price of $4.00 per share. The warrants expire on April 22, 2002 (note 3).

  (b)
  During 2001, no options were exercised by directors and officers (2000 — nil, 1999 — nil).

  (c)
  In May 1996, the Company received shareholder approval to implement an employee share purchase plan to a maximum of 600,000 shares. The plan provides for eligible employees of the Company to contribute up to 10% of their annual basic salary to the share purchase plan. The Company matches each participant's contribution and issues shares equal to the aggregate amount contributed.

  (d)
  The Company has a Share Option Plan for directors, officers and employees for the purpose of acquiring common shares of the Company. The total number of options that can be issued pursuant to the Plan is 3,056,578 common shares. As of December 31,

    2001, 556,578 common shares were available for granting of options in addition to those outstanding at year end. In November, 2000, 300,000 common share options previously issued to one party were cancelled and reissued to other parties.

    Each option granted is for a maximum term of ten years and is exercisable as to 33.3% each year commencing one year after the date of the grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the most recent closing price of the common shares at the date of the grant.

    Total options outstanding and exercisable at December 31, 2001 were as follows:

		Options Outstanding		Options Exercisable
Option Price per Share	Number	Weighted Average Remaining Life	Weighted Average Exercise Price per share	Number	Weighted Average Exercise Price per share
$1.70 - 3.00	990	7.1 years	$1.98	600	$1.95
3.01 - 4.50	940	3.2 years	3.81	940	3.81
4.51 - 6.75	360	5.3 years	5.98	360	5.98
$6.76 - 7.75	210	5.3 years	$7.55	210	$7.55
  (e)
  On June 16, 1999, the shareholders of the Corporation adopted a shareholder rights protection plan (the "Rights Plan"). Under the terms of the Rights Plan, one right is issued for each common share currently outstanding or subsequently issued. Each right has an initial exercise price of $50 and, when exercised, entitles the holder to purchase from the Company, at the exercise price, common shares with an aggregate market value equal to twice the exercise price. The rights are exercisable if any person acquires more than 20% of the Company's voting shares or engages in certain types of transactions with the Company other than with the approval of the Board of Directors or pursuant to a permitted bid procedure. The rights expire on the close of business the day of the Corporation's Annual General Meeting in 2004.

  (f)
  In connection with the acquisition of 720 units of The Williams Royalty Trust (note 4(e)), the Company issued a convertible debenture and common share purchase warrants (note 7(b)). Each common share purchase warrant entitled the holder to acquire one common share of the Company for $8.00 and was exercisable to October 31, 1999. No share purchase warrants were exercised, and the value attributed to the warrants was transferred to Other Paid-in Capital.

9.    INCOME TAXES

  The difference between the income tax provision calculated by applying the statutory tax rate to income before income taxes and the income tax provision recorded in the accounts is summarized as follows:

	Year Ended December 31,
	2001	2000	1999
Income (loss) before income taxes	$5,734	$1,936	$(17,237)
Income tax rate	43.0%	44.0%	44.6%
Computed income tax expense (recovery)	2,465	851	(7,687)
Increase (decrease) resulting from:
Non-taxable income	(2,905)	(2,078)	—
Non-deductible foreign source losses	—	813	7,385
Write-down of assets not tax benefited	41	302	—
Reduction in valuation allowance	—	(385)	—
Tax asset not previously benefited	—	(368)	—
Foreign taxes not benefited	—	—	43
Foreign withholdings tax	82	99	—
Resource allowance	(38)	(44)	(60)
Reduction in corporate income tax rates	(84)	(44)	—
Other	(3)	6	(4)

Income tax expense (recovery)	$(442)	$(848)	$(323)

The provision for income taxes consists of:
Current	$139	$(727)	$(158)
Future	(581)	(121)	(165)

Income tax expense (recovery)	$(442)	$(848)	$(323)

  The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2001 and 2000 are presented below.

	2001	2000
Future tax assets:
Unamortized share issuance costs	$1	$153
Marketable securities	708	718
Resource pools	13,957	16,035
Non-capital losses	9,583	10,870
Ontario corporate minimum tax credits	134	317
Other	149	146

Total gross future tax assets	24,532	28,239
Less: valuation allowance	(23,575)	(27,246)

Net future tax assets	957	993

Future tax liabilities:
Net royalty interests	(1,639)	(2,239)
Deferred financing costs	—	(37)
Loans receivable	(46)	(26)

Total gross future tax liabilities	(1,685)	(2,302)

Net future tax liability	$(728)	$(1,309)

  The Company and certain subsidiaries have incurred non-capital loss carryforwards aggregating to approximately $25.4 million which are available to offset future taxable income for Canadian income tax purposes. These losses expire in the following years:

Amount	Year of Expiry
$7	2002
768	2003
20,639	2004
2,173	2005
993	2006
—	2007
864	2008

$25,444

  The benefit of the losses expiring in 2006 and 2008 has been recorded in the financial statements. The benefit of the remaining losses has not been recognized for accounting purposes.

10.  FAIR VALUES OF FINANCIAL INSTRUMENTS

  The carrying values of cash and short-term investments, gold and silver bullion, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to the immediate or short-term nature of these financial instruments. The carrying value of the convertible debenture payable approximates fair value. The carrying value of loans receivable is discussed in note 5.

11.  CHANGE IN ACCOUNTING POLICY

  In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 1650, "Foreign Currency Translation". The standard eliminates the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. The Company has adopted Section 1650 retroactively with restatement of the 2000 and 1999 comparative figures. The following summarizes the impact of applying Section 1650 on net income and earnings per share for the years ended December 31, 2000 and December 31, 1999. Under the adopted policy, income for 2001 is increased by $37,000.

	December 31,
	2000	1999
Net Income
As previously reported	$2,743	$(16,810)
Effect of Section 1650	41	(104)

As restated	2,784	(16,914)

Per share amounts as previously reported	0.09	(0.61)
Effect of Section 1650	0.01	—

As restated	$0.10	$(0.61)

12.  RECLASSIFICATIONS

  Certain prior periods' balances have been reclassified to conform with financial statement presentation adopted in the current year.

13.  SEGMENTED FINANCIAL INFORMATION

  The Company invests in the exploration, development and mining of precious commodities. Management makes investment decisions on a company-by-company, or project-by-project basis, the details of which are contained in Notes 2, 3, 4 and 5.

	Canada	United States	Central America	South America	Africa	Australasia	Total
2001
Revenue	$1,960	—	850	—	7,525	—	$10,335
Total Assets	$13,951	3,225	5,698	6,704	64,557	—	$94,135
2000
Revenue	$2,325	177	1,053	—	5,343	—	$8,898
Total Assets	$16,711	3,645	5,790	6,704	57,314	—	$90,164
1999
Revenue	$2,293	1,475	747	389	752	57	$5,713
Total Assets	$18,772	3,644	6,197	8,471	50,810	—	$87,894

14.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

	2001	2000	1999
Net earnings (loss) — Canadian GAAP	$6,176	$2,784	$(16,914)
Amortization of royalty interests (a)	(94)	(82)	(157)
Reduction in asset write-off (a)	750	—	—
Income from GFGL (b,c)	408	—	(1,260)
Income taxes on above	(303)	18	70

Net earnings (loss) — US GAAP	6,937	2,720	(18,261)
Cumulative effect of change in accounting policy (c)	953	—	—

Net earnings (loss) — US GAAP	7,890	2,720	(18,261)
Other comprehensive income (loss):
Unrealized gains (losses) on marketable securities (d)	(318)	2,120	(1,743)
Taxes on other comprehensive income (loss)	—	—	—

Comprehensive income (loss) — US GAAP	$7,572	$4,840	$(20,004)

Net earnings (loss) per share — US GAAP	$0.24	$0.09	$(0.66)
Cumulative effect of change in accounting policy	0.03	—	—

Net earnings (loss) per share — US GAAP — basic	0.27	0.09	(0.66)
— diluted	$0.27	$0.09	$(0.66)

	Canadian GAAP		US GAAP
	2001	2000	2001	2000
Balance Sheet:
Marketable securities	$4,204	$3,983	$2,750	$2,848
Royalty interests (a)	22,251	24,301	21,772	23,166
Interests in GFGL (b, c)	59,647	52,235	59,748	50,975
Loans receivable (e)	4,302	2,194	3,608	1,500
Future income taxes	728	1,309	542	820
Shareholders' Equity:
Capital stock	95,382	95,371	94,688	94,677
Retained earnings (deficit)	(5,509)	(11,685)	(5,701)	(13,591)
Accumulated other comprehensive income (loss) (f)	$—	$—	$(1,454)	$(1,136)
  (a)
  Amortization of royalty interests

    Under Canadian accounting principles, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge for revenue producing royalties and a gain on the amendment of the Joe Mann royalty in 2001.

  (b)
  Income from Interest in GFGL

    The Company recorded a loss on realized written call options that were accounted for as a hedge of uncommitted production for Canadian GAAP. For US GAAP purposes, the loss realized on these options was recorded as a current period item in 1999.

  (c)
  Effect of SFAS 133

    For 2001, application of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which established accounting and reporting standards for derivative instruments and for hedging activities, has been adopted and has resulted in the recognition of gains in respect of the marked-to-market value of contracts for the forward sale of gold by GFGL that were in place at the beginning of 2001. For purposes of Canadian GAAP, the forwards were accounted for as a hedge of uncommitted production. These hedges were subsequently closed in February 2001. GFGL currently has no contracts in place for the forward sales of gold.

  (d)
  Marketable securities

    Under U.S. GAAP, marketable securities are classified as "available for sale" and are recorded at fair value with unrealized holding losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

  (e)
  Loans receivable

    Note receivables secured by the Company's common stock are required to be shown as a reduction of shareholders equity.

  (f)
  Stock options

    Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles.

  (g)
  Impact of recent United States accounting pronouncements

    In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company does not expect that the implementation of this standard will have a material impact on its financial statements.

15.  SUBSEQUENT EVENTS

  (a)
  On October 22 2001, the Company announced that it had entered into a memorandum of understanding with Ranger Minerals Limited ("Ranger") that, subject to certain conditions precedent, provided for the purchase by the Company and Gold Fields Limited of Ranger's 90% beneficial interest in Abosso Goldfields Limited, an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. Under the terms of the memorandum, the purchase consideration by the Company for an 18.9% interest in Abosso was 4,000,000 common shares of the Company. The transaction was completed on January 23, 2002.

  (b)
  On February 27 2002, the Company gave notice to the original vendors of the Dolores option that the Company was exercising its right to purchase a 1.25% royalty on the property for US$325,000 (see note 4(g)).

EXHIBIT E
COMPILATION REPORT

The Board of Directors
IAMGold Corporation

        We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of IAMGold Corporation as at September 30, 2002 and the pro forma consolidated statements of operations of IAMGold Corporation and Repadre Capital Corporation for the year ended December 31, 2001 and the nine months ended September 30, 2002. These pro forma financial statements have been prepared for inclusion in the management information circular relating to the proposed business combination of IAMGold Corporation and Repadre Capital Corporation. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statements of operations have been properly compiled to give effect to the proposed transactions and assumptions described in the Notes thereto.

Toronto, Canada	(Signed) KPMG LLP
December 5, 2002	Chartered Accountants

IAMGOLD CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. dollars)
September 30, 2002
(Unaudited)

	IAMGold Corporation	Repadre Capital Corporation	Adjustments	IAMGold Corporation Pro Forma
		(Converted to US dollars)	(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$17,250	$28,801	$(1,400)
			(1,100)	$43,551
Gold bullion	30,519	417		30,936
Accounts receivable and other	9,674	1,248	—	10,922
Inventories	8,362	—		8,362

	65,805	30,466	(2,500)	93,771
Marketable securities	—	2,344	(398)	1,946
Long-term inventory	9,944	—		9,944
Long-term receivables	14,728	2,702	—	17,430
Working interests	—	50,265	7,871	58,136
Net royalty interests	—	14,390	52,793	67,183
Mining interests	101,734	—		101,734
Other assets	1,080	71	—	1,151
Goodwill	—	—	78,658	78,658

	$193,291	$100,238	$136,424	$429,953

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and other liabilities	15,350	124		15,474
Long-term liabilities:
Deferred revenue	3,723	—		3,723
Future tax liability	3,830	108	19,604	23,542
Non-recourse loans payable	15,315	—		15,315

	38,218	232	19,604	58,054
Shareholders' equity:
Common shares	116,433	93,012	(93,012)
			212,063
			4,763	333,259
Other paid-in capital		376	(376)	—
Retained earnings	38,640	6,618	(1,100)
			(5,518)	38,640

	155,073	100,006	116,820	371,899

	$193,291	$100,238	$136,424	$429,953

IAMGOLD CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2002
(Unaudited)

	IAMGold Corporation	Repadre Capital Corporation	Adjustments	IAMGold Corporation Pro Forma
		(Converted to US dollars)	(Note 3)
Revenues:
Gold sales	$65,085	—	—	$65,085

Expenses:
Mining	33,252			33,252
Depreciation and depletion	14,422			14,422
Interest	615			615
Interest income	(249)			(249)

	48,040	—	—	48,040

Earnings from mining operations	17,045	—	—	17,045
Royalty income	—	1,288		1,288
Income from working interests	—	6,550		6,550
Investment income	1,034	1,017		2,051

	18,079	8,855	—	26,934
Other Expenses
Corporate administration	2,361	1,389		3,750
Exploration and exploration administration	4,998	—		4,998
Amortization of royalty interests	—	527	395	922
Amortization of capital assets	—	8		8
Write-offs	—	339		339

	7,359	2,263	395	10,017

Income before income taxes	10,720	6,592	(395)	16,917
Income taxes	2,773	125	(140)	2,749

Net income for the period	$7,947	$6,467	$(246)	$14,168

Number of common shares
Average outstanding during period — basic	75,709,000			138,600,000
Average outstanding during period — diluted	76,962,000			141,391,000
Income per share
Basic	$0.10			$0.10
Diluted	$0.10			$0.10

IAMGOLD CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in thousands of U.S. dollars, except per share amounts)
Year ended December 31, 2001
(Unaudited)

	IAMGold Corporation	Repadre Capital Corporation	Adjustments	IAMGold Corporation Pro Forma
		(Converted to US dollars)	(Note 3)
Revenues:
Gold sales	$81,655	—	—	$81,655

Expenses:
Mining	40,933			40,933
Depreciation and depletion	15,608			15,608
Interest	2,874			2,874
Interest income	(2,087)			(2,087)

	57,328	—	—	57,328

Earnings from mining operations	24,327	—	—	24,327
Royalty income	—	1,515		1,515
Income from working interests	—	4,875		4,785
Investment income	(384)	373		(11)

	23,943	6,673	—	30,616
Other Expenses
Corporate administration	2,516	1,732		4,248
Exploration and exploration administration	6,247	—		6,247
Amortization of royalty interests	—	447	634	1,081
Amortization of deferred financing costs	—	55		55
Amortization of capital assets	—	18		18
Write-offs	—	718		718

	8,763	2,970	634	12,367

Income before income taxes	15,180	3,703	(634)	18,249
Income taxes	4,232	(285)	(214)	3,733

Net income for the period	$10,948	$3,988	$(420)	$14,516

Number of common shares
Average outstanding during period — basic	73,438,000			136,329,000
Average outstanding during period — diluted	73,445,000			136,990,000
Income per share
Basic	$0.15			$0.11
Diluted	$0.15			$0.11

IAMGOLD CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    BASIS OF PRESENTATION

  The pro forma consolidated financial statements of IAMGold Corporation ("IAMGold" or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and reflect the acquisition of Repadre Capital Corporation ("Repadre") by IAMGold.

  On October 28, 2002, IAMGold and Repadre entered into an agreement whereby IAMGold will acquire 100% of the outstanding share capital of Repadre (the "Transaction"). Pursuant to the agreement, shareholders of Repadre will be entitled to receive 1.6 common shares of IAMGold for each share of Repadre.

  The business combination will be accounted for as a purchase of Repadre by IAMGold.

  In compiling the pro forma consolidated financial statements, the following historical information was used:

  (a)
  The consolidated unaudited interim balance sheet of IAMGold as at September 30, 2002;

  (b)
  The consolidated unaudited interim balance sheet of Repadre as at September 30, 2002;

  (c)
  The consolidated unaudited interim statement of earnings of IAMGold for the nine month period ended September 30, 2002;

  (d)
  The consolidated unaudited interim statement of operations of Repadre for the nine month period ended September 30, 2002;

  (e)
  The audited consolidated statement of earnings of IAMGold for the year ended December 31, 2001;

  (f)
  The audited consolidated statement of operations of Repadre for the year ended December 31, 2001;

  The pro forma consolidated financial statements should be read in conjunction with the foregoing financial statements, including the notes thereto.

  The pro forma consolidated balance sheet has been prepared as though the Transaction occurred on September 30, 2002. The pro forma consolidated statements of operations have been prepared as though the Transaction occurred on January 1, 2001. The pro forma consolidated financial statements may not be indicative of either the results that actually should have occurred if the Transaction had taken place on the dates indicated, or the results which may be obtained in the future.

  The financial statements of IAMGold are prepared in United States dollars. The financial statements of Repadre are prepared in Canadian dollars. For purposes of these pro forma consolidated financial statements, the balance sheet of Repadre has been translated at the exchange rate as at September 30, 2002. Average exchange rates for the year ended December 31, 2001 and nine months ended September 30, 2002, respectively, were applied to translate the Repadre statements of operations.

  These pro forma statements are based on information currently available. The accounting for the acquisition of Repadre, when completed, may differ based on information available at that time.

2.    BUSINESS COMINATION OF IAMGOLD AND REPADRE

  The total purchase consideration for the acquisition (including direct acquisition costs) will be allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the acquisition. The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of $5.30 per IAMGold share, which was the closing price of IAMGold shares on Friday, October 25, 2002, the trading date immediately preceding the date the Transaction was announced.

  The purchase consideration and the allocation of the purchase consideration to the net assets of Repadre based on Repadre's September 30, 2002 financial statements are as follows:

(000's)
Purchase consideration:
Issue of 62,890,992 common shares of IAMGold	$212,063
Issue of 2,800,000 common share options of IAMGold	4,763
Acquisition related expenses paid by IAMGold	1,400

218,226
Book value of assets acquired as at September 30, 2002	(100,006)
Acquisition related expenses paid by Repadre	1,100

Excess of book value over estimated total purchase consideration	119,320

Allocation of excess:
Marketable Securities	(398)
Working Interests	7,871
Royalty Interests	52,793
Future Tax	(19,604)
Goodwill	78.658

$119,320

3.    CONSOLIDATED STATEMENTS OF OPERATIONS

  The pro forma consolidated statements of operations reflect an increase in amortization charges for producing royalty interests and a corresponding reduction of future tax liability as a result of the upward revaluation of royalty interests from book value to fair value.

  The pro forma earnings per share reflect the issuance of 62,890,992 common shares of IAMGold on January 1, 2001.

EXHIBIT F

ARRANGEMENT AGREEMENT
between
IAMGOLD CORPORATION
and
1551116 ONTARIO INC.
and
REPADRE CAPITAL CORPORATION

December 2, 2002

ARRANGEMENT AGREEMENT

        THIS AGREEMENT made as of the 2nd day of December, 2002

B E T W E E N:

IAMGOLD CORPORATION,
a corporation existing under the Canada Business Corporations Act,
(hereinafter sometimes referred to as "IAMGold")
OF THE FIRST PART
– and –
1551116 ONTARIO INC.,
a corporation existing under the Business Corporations Act (Ontario),
(hereinafter sometimes referred to as "IAMGold Subco")
OF THE SECOND PART
– and –
REPADRE CAPITAL CORPORATION,
a corporation existing under the Business Corporations Act (Ontario),
(hereinafter sometimes referred to as "Repadre")
OF THE THIRD PART

WITNESSES THAT:

        WHEREAS IAMGold Subco is a corporation wholly-owned by IAMGold;

        AND WHEREAS IAMGold, IAMGold Subco and Repadre propose to effect a business combination to combine the business and assets of Repadre with those of IAMGold;

        AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario);

        NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE ONE

DEFINITIONS, INTERPRETATION AND SCHEDULE

Section 1.01 Definitions

        In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

  (a)
  "Acquisition Proposal" means, in respect of IAMGold or Repadre, any inquiry or proposal (other than an inquiry or proposal made with respect to the Arrangement) regarding (i) any merger,

    amalgamation, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving IAMGold or any of the IAMGold Subsidiaries, or Repadre or any of the Repadre Subsidiaries, respectively, (ii) any sale, lease, exchange, transfer or other disposition of all or any material portion of the assets of IAMGold or any of the IAMGold Subsidiaries, or Repadre or any of the Repadre Subsidiaries, respectively, (iii) any tender offer, take-over bid, exchange offer or similar transaction by any person involving the acquisition of securities of IAMGold or any of the IAMGold Subsidiaries or any of the securities of the IAMGold Significant Interest Companies owned by IAMGold, or Repadre or any of the Repadre Subsidiaries or any of the securities of the Repadre Significant Interest Companies owned by Repadre, respectively, (iv) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could constitute a de facto change in control of IAMGold or any of the IAMGold Subsidiaries, or Repadre or any of the Repadre Subsidiaries, respectively, or (v) any other similar transaction or series of related transactions which would or could constitute a de facto change in control of IAMGold or any of the IAMGold Subsidiaries, or Repadre or any of the Repadre Subsidiaries, respectively, or which would or could hinder the consummation of the transactions contemplated by, or otherwise defeat the purpose of, this Agreement;

  (b)
  "Agreement" means this arrangement agreement, together with the schedule attached hereto, as amended or supplemented from time to time;

  (c)
  "Amalgamating Corporations" means IAMGold Subco and Repadre collectively;

  (d)
  "Arrangement" means the arrangement under the provisions of section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

  (e)
  "Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the OBCA to be filed with the Director after the Final Order is made;

  (f)
  "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

  (g)
  "Canadian GAAP" means generally accepted accounting principles in Canada;

  (h)
  "CBCA" means the Canada Business Corporations Act;

  (i)
  "Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 183(2) of the OBCA;

  (j)
  "Code" means the United States Internal Revenue Code of 1986, as amended, any successor thereto, and any Law interpretative thereof collectively;

  (k)
  "Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be the later of February 28, 2003 and the date by which the Effective Date is determined in accordance with section 5.04 hereof;

  (l)
  "Court" means the Superior Court of Justice (Ontario);

  (m)
  "Director" means the Director appointed pursuant to section 278 of the OBCA;

  (n)
  "Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

  (o)
  "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

  (p)
  "Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

  (q)
  "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

  (r)
  "Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety;

  (s)
  "Final Order" means the order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to subsection 182(5) of the OBCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  (t)
  "Governmental Entity" means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  (u)
  "Hazardous Substance" means any pollutant, contaminant or waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in or for the purposes of any Environmental Law;

  (v)
  "IAMGold" means IAMGold Corporation, a corporation existing under the CBCA;

  (w)
  "IAMGold Common Shares" means the common shares which IAMGold is authorized to issue as constituted on the date hereof;

  (x)
  "IAMGold Group Companies" means the IAMGold Subsidiaries and the IAMGold Significant Interest Companies collectively;

  (y)
  "IAMGold Shareholders" means the holders of IAMGold Common Shares at the applicable time;

  (z)
  "IAMGold Significant Interest Companies" means La Société d'Exploitation des Mines d'Or de Sadiola S.A. and Yatela Exploitation Company Limited, corporations existing under the laws of Mali, and Sadiola Exploration Limited and Kenieba Exploration Company Limited, corporations existing under the laws of the British Virgin Islands, collectively;

  (aa)
  "IAMGold Subco" means 1551116 Ontario Inc., a wholly-owned subsidiary of IAMGold existing under the OBCA;

  (bb)
  "IAMGold Subsidiaries" means AGEM Ltd. and IAMGold South America Corporation Ltd., corporations existing under the laws of the Commonwealth of Barbados, IAMGold Mali SARL, a corporation existing under the laws of Mali, IAMGold Ecuador S.A., a corporation existing under the laws of Ecuador, IAMGold Argentina S.A., a corporation existing under the laws of Argentina, IAMGold Brazil, a corporation existing under the laws of Brazil, and IAMGold Subco collectively;

  (cc)
  "Interim Order" means the interim order of the Court, as such order may be amended, pursuant to subsection 182(5) of the OBCA made in connection with the Arrangement;

  (dd)
  "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

  (ee)
  "Letter Agreement" means the letter agreement dated October 28, 2002 between IAMGold and Repadre;

  (ff)
  "Material Adverse Change" means, in respect of IAMGold or Repadre, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of IAMGold or Repadre, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of IAMGold and the IAMGold Subsidiaries, or Repadre and the Repadre Subsidiaries, respectively, on a consolidated basis, provided that the amount of $25 million referred to in subsections 5.02(b) and 5.03(b) hereof is not intended to be, and shall not be deemed to be, interpretive or the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists which has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality or material in this Agreement shall be interpreted without reference to such amount or such subsections;

  (gg)
  "OBCA" means the Business Corporations Act (Ontario);

  (hh)
  "Plan of Arrangement" means a plan of arrangement substantially in the form and content of schedule A attached hereto and any amendment or variation thereto made in accordance with section 7.01 of the Plan of Arrangement or section 7.01 hereof;

  (ii)
  "Proxy Circular" means the management information circular to be prepared by Repadre for the Repadre Meeting;

  (jj)
  "Repadre" means Repadre Capital Corporation, a corporation existing under the OBCA;

  (kk)
  "Repadre Common Shares" means the common shares which Repadre is authorized to issue as constituted on the date hereof;

  (ll)
  "Repadre Group Companies" means the Repadre Subsidiaries and the Repadre Significant Interest Companies collectively;

  (mm)
  "Repadre Meeting" means the special meeting, including any adjournments or postponements thereof, of the Repadre Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

  (nn)
  "Repadre Options" means the outstanding options to purchase Repadre Common Shares issued pursuant to the Repadre Share Incentive Plan;

  (oo)
  "Repadre Share Incentive Plan" means the share incentive plan of Repadre in existence as of the date hereof;

  (pp)
  "Repadre Shareholders" means the holders of Repadre Common Shares at the applicable time;

  (qq)
  "Repadre Significant Interest Companies" means Abosso Goldfields Limited and Gold Fields Ghana Limited, corporations existing under the laws of Ghana;

  (rr)
  "Repadre Subsidiaries" means Repadre International Corporation, a corporation existing under the laws of the Commonwealth of Barbados, Mutual Ghana Ltd., a corporation existing under the laws of Ghana, Repadre International (BVI) Inc., Repadre Capital (BVI) Inc., Repadre Ventures (BVI) Inc. and Repadre Finance (BVI) Inc., corporations existing under the laws of the British Virgin Islands, and RPD Capital Inc., a corporation existing under the laws of the State of Nevada, collectively;

  (ss)
  "Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in Canada and the Securities and Exchange Commission of the United States of America collectively;

  (tt)
  "Shareholder Rights Plan" means the shareholder rights plan of Repadre as set out in the Shareholder Rights Plan Agreement;

  (uu)
  "Shareholder Rights Plan Agreement" means the shareholder rights plan agreement dated as of June 22, 1999 between Repadre and Montreal Trust Company of Canada, as rights agent;

  (vv)
  "Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments, and, in the case of IAMGold, includes the IAMGold Subsidiaries and, in the case of Repadre, includes the Repadre Subsidiaries;

  (ww)
  "Superior Proposal" means, in respect of IAMGold or Repadre, an unsolicited bona fide written Acquisition Proposal in respect of IAMGold or Repadre, respectively, if such Acquisition Proposal is not conditional on obtaining financing and the directors of IAMGold or Repadre, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Repadre or IAMGold, respectively) from, as appropriate, the financial, legal and other advisors to IAMGold or Repadre, respectively, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, result in a transaction more favourable from a financial point of view to the IAMGold Shareholders or the Repadre Shareholders, respectively, than the Arrangement;

  (xx)
  "Tax" and "Taxes" means, with respect to any person, all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including (A) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, (B) any transferee liability (within the meaning of Section 6901 of the Code or any other applicable Law), and (C) any liability with respect to any member of a consolidated, combined or unitary group of which the person (or any predecessor) is or was a member on or prior to the Effective Date by reason of the liability of the person pursuant to United States Treasury Regulation Section 1.1502-6 or any analogous or similar Law;

  (yy)
  "Tax Act" means the Income Tax Act (Canada);

  (zz)
  "Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

  (aaa)
  "TSX" means The Toronto Stock Exchange;

  (bbb)
  "1933 Act" means the Securities Act of 1933, as amended, of the United States of America;

  (ccc)
  "1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America; and

  (ddd)
  "1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

        The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedule attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.03 Number, Gender and Persons

        In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action

        If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

        Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

        Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.07 Invalidity of Provisions

        Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

Section 1.08 Accounting Matters

        Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Section 1.09 Knowledge

        Where the phrase "to the knowledge of IAMGold" or "to the knowledge of Repadre" is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon, in the case of IAMGold, the collective knowledge of the directors and officers of IAMGold and the IAMGold Subsidiaries and the directors and officers of the IAMGold Significant Interest Companies who are nominees of IAMGold and, in the case of Repadre, the collective knowledge of the directors and officers of Repadre and the Repadre Subsidiaries and the directors and officers of the Repadre Significant Interest Companies who are nominees of Repadre.

Section 1.10 Schedule

        The following schedule is attached to, and is deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement

ARTICLE TWO

THE ARRANGEMENT

Section 2.01 Arrangement

        The Amalgamating Corporations agree to amalgamate by way of arrangement pursuant to section 182 of the OBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement and IAMGold hereby covenants and agrees to issue the IAMGold Common Shares required to be issued in connection with the Arrangement.

Section 2.02 Effective Date

        The Arrangement shall become effective at the Effective Time on the Effective Date and at such time the Amalgamating Corporations shall amalgamate and continue as one corporation on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.03 Consultation

        IAMGold and Repadre agree to consult with the other of them in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any federal, provincial or state governmental or regulatory agency or with any securities commission or stock exchange with respect thereto. Each of IAMGold and Repadre shall use its commercially reasonable efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof. IAMGold and Repadre agree to issue a press release with respect to this Agreement as soon as practicable, in a form acceptable to each of them.

Section 2.04 Court Proceedings

        As soon as is reasonably practicable after the date of execution of this Agreement, Repadre and IAMGold Subco shall apply to the Court pursuant to section 182 of the OBCA for an order approving the Arrangement and, in connection with such application, Repadre and IAMGold Subco shall:

  (a)
  file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Repadre Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

  (b)
  subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court, and apply, for the Final Order.

        The notice of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Repadre and IAMGold Subco, each acting reasonably, and, in the case of the application to the Court for the Interim Order, shall request that the Interim Order provide, among other things:

  (a)
  for the persons to whom notice is to be provided in respect of the Arrangement and the Repadre Meeting and for the manner in which such notice is to be provided; and

  (b)
  that the requisite approval of the Repadre Shareholders for the Arrangement shall be two-thirds of the votes cast thereon by Repadre Shareholders present in person or represented by proxy at the Repadre Meeting.

Section 2.05 Pre-closing

        Unless this Agreement is terminated pursuant to the provisions hereof, IAMGold, IAMGold Subco and Repadre shall meet at the offices of Fraser Milner Casgrain LLP, Suite 3900, 1 First Canadian Place, 100 King Street West, Toronto, Ontario at 9:00 a.m. on January 3, 2003 or at such other time or on such other date as they may mutually agree upon and each of them shall deliver to the other of them:

  (a)
  the documents required or contemplated to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

  (b)
  written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

Section 2.06 Articles of Arrangement

        Subject to the rights of termination contained in article seven hereof, upon the Repadre Shareholders approving the Arrangement in accordance with the Interim Order, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in article five hereof being complied with or waived, the Amalgamating Corporations shall jointly file articles of arrangement, in duplicate, with the Director together with such other documents as may be required in order to effect the Arrangement.

Section 2.07 Certain Matters

        IAMGold and Repadre agree that, upon the completion of the Arrangement (i) Joseph F. Conway shall be appointed as the President and Chief Executive Officer of IAMGold, (ii) the number of directors of IAMGold shall be increased to nine, with Joseph F. Conway and two other individuals who are nominees of Repadre (each of such other individuals being acceptable to IAMGold and, upon becoming a director of IAMGold, being an independent director of IAMGold) becoming directors of IAMGold, and (iii) the committees of the directors of IAMGold shall be reconstituted in a manner acceptable to both IAMGold and Repadre. It is further agreed by IAMGold and Repadre that the location of the head office of IAMGold shall be determined following the completion of the Arrangement.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of Repadre

        Repadre hereby represents and warrants to IAMGold and IAMGold Subco, and hereby acknowledges that each of IAMGold and IAMGold Subco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

  (a)
  Organization.    Repadre and each of the Repadre Group Companies has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and conduct its business as currently owned and conducted. Repadre and each of the Repadre Group Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Repadre. All of the outstanding shares of the Repadre Group Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the Repadre Subsidiaries, and shares representing an 18.9 per cent interest in each of the Repadre Significant Interest Companies, are owned directly or indirectly by Repadre. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Repadre Group Company, the shares of each Repadre Group Company which are owned by Repadre (or by another Repadre Group Company) are owned free and clear of all Encumbrances and neither

    Repadre nor any of the Repadre Group Companies is liable to any Repadre Group Company or to its creditors in respect thereof. Other than as disclosed by Repadre in writing to IAMGold prior to the date hereof, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities of any of the Repadre Group Companies from either Repadre or any of the Repadre Subsidiaries.

  (b)
  Capitalization.    Repadre is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of Repadre Common Shares. As at November 28, 2002, there were nil preferred shares and 39,306,667 Repadre Common Shares outstanding and an aggregate of 1,750,000 Repadre Common Shares were set aside for issue under Repadre Options. Except (i) as described in the immediately preceding sentence, (ii) for the rights issued pursuant to the Shareholder Rights Plan Agreement, and (iii) the right, as publicly disclosed by Repadre prior to the date hereof, of the Government of the Republic of Ghana to acquire a further 20 per cent interest in Abosso Goldfields Limited in certain circumstances, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Repadre or any of the Repadre Group Companies to issue or sell any shares of Repadre or any of the Repadre Group Companies or any securities or obligations of any kind convertible into or exchangeable for any shares of Repadre or any of the Repadre Group Companies, nor are there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Repadre or any of the Repadre Group Companies. All outstanding Repadre Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Repadre or any of the Repadre Group Companies having the right to vote with the Repadre Shareholders on any matter. There are no outstanding contractual obligations of Repadre or of any of the Repadre Group Companies to repurchase, redeem or otherwise acquire any outstanding Repadre Common Shares or with respect to the voting or disposition of any outstanding Repadre Common Shares.

  (c)
  Authority.    Repadre has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Repadre and the completion by Repadre of the transactions contemplated by this Agreement have been authorized by the directors of Repadre and, subject to approval by the Repadre Shareholders in the manner contemplated herein, no other corporate proceedings on the part of Repadre are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Repadre of the Proxy Circular. This Agreement has been executed and delivered by Repadre and constitutes a legal, valid and binding obligation of Repadre, enforceable against Repadre in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery of this Agreement, the performance of the provisions hereof and the completion of the transactions contemplated hereby do not and will not:

  (i)
  result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

  (A)
  the articles or by-laws (or their equivalent) of Repadre or any of the Repadre Group Companies,

  (B)
  any Law, regulation, order, judgment or decree, or

  (C)
  any contract, agreement, licence, franchise or permit to which Repadre or any of the Repadre Group Companies is bound or is subject or of which Repadre or any Repadre Group Company is the beneficiary;

  (ii)
  give rise to any right of termination or acceleration of indebtedness, or cause any third person indebtedness owing by Repadre or any of the Repadre Group Companies to come due before its stated maturity or cause any available credit to cease to be available;

    (iii)
    result in the imposition of any Encumbrance upon any of the property or assets of Repadre or any of the Repadre Group Companies, or restrict, hinder, impair or limit the ability of Repadre or any of the Repadre Group Companies to conduct the business of Repadre or any of the Repadre Group Companies as and where it is now being conducted or as and where it may be conducted in the future; or

    (iv)
    result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Repadre or any of the Repadre Group Companies or increase any benefits otherwise payable under any pension or benefits plan of Repadre or any of the Repadre Group Companies or result in the acceleration of the time of payment or vesting of any such benefits;

    which would, individually or in the aggregate, have a Material Adverse Effect on Repadre. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required (A) to be obtained by Repadre or any of the Repadre Group Companies in connection with the execution and delivery of this Agreement or the consummation by Repadre of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filings with the Director under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iv) any other consent, waiver, permit, order or approval referred to in section 5.01 of this Agreement and (v) any other consent, approval, order, authorization, declaration or filing which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Repadre, or (B) to be obtained in connection with the acquisition by IAMGold of the properties, property interests and royalties owned directly or indirectly by Repadre in connection with the Arrangement.

  (d)
  Directors' Approvals.    The directors of Repadre have received an opinion from BMO Nesbitt Burns Inc., the financial advisor to the directors of Repadre, that the exchange ratio in respect of the Arrangement is fair, from a financial point of view, to the Repadre Shareholders and have unanimously:

  (i)
  determined that the Arrangement is fair to the Repadre Shareholders and is in the best interests of Repadre;

  (ii)
  determined that the exchange of Repadre Common Shares for IAMGold Common Shares in connection with the Arrangement on the basis of 1.6 IAMGold Common Shares for each Repadre Common Share will result in the substitution of an interest of equivalent value in a security of the same nature;

  (iii)
  determined that the directors of Repadre will recommend that the Repadre Shareholders vote in favour of the Arrangement; and

  (iv)
  authorized the entering into of this Agreement, and the performance of its provisions, by Repadre.

  (e)
  Shareholder Rights Plan.    The directors of Repadre have unanimously resolved to waive the application of, or otherwise render inapplicable, the Shareholder Rights Plan (in accordance with the provisions thereof) to this Agreement and the Arrangement and have taken all actions permitted or required under, or not inconsistent with the provisions of, the Shareholder Rights Plan in order to ensure that the Separation Time (as defined in the Shareholder Rights Plan Agreement) will not occur in connection with this Agreement or the Arrangement and that the Shareholder Rights Plan will be terminated, and that all rights outstanding thereunder will be redeemed or terminated, no later than the Effective Time. Since the date on which it was entered into, there has not been any amendment to the Shareholder Rights Plan Agreement.

  (f)
  Repadre Subsidiaries.    The only Subsidiaries of Repadre are the Repadre Subsidiaries and the only other companies in which Repadre owns a direct or indirect interest of greater than 10 per cent are the Repadre Significant Interest Companies and Black Hawk Mining Inc.

  (g)
  No Defaults.    Other than as publicly disclosed by Repadre or as disclosed by Repadre in writing to IAMGold prior to the date hereof, there are no contracts, agreements or licenses material to the conduct of the business of Repadre or any of the Repadre Group Companies, IAMGold has been provided with a true and complete copy of all such material contracts, agreements and licenses or access thereto and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licenses. Neither Repadre nor any of the Repadre Subsidiaries nor, to the knowledge of Repadre, either of the Repadre Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Repadre in the case of the Repadre Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Repadre.

  (h)
  Absence of Changes.    Since December 31, 2001:

  (i)
  Repadre and each of the Repadre Group Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (ii)
  neither Repadre nor any of the Repadre Group Companies has incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a Material Adverse Effect on Repadre;

  (iii)
  neither Repadre nor any of the Repadre Group Companies has incurred or suffered a Material Adverse Change;

  (iv)
  there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, have a Material Adverse Effect on Repadre;

  (v)
  other than as publicly disclosed by Repadre prior to the date hereof, there has not been any acquisition or sale by Repadre or any of the Repadre Group Companies of any material property or assets thereof;

  (vi)
  other than in the ordinary and regular course of business consistent with past practice or as disclosed by Repadre in writing to IAMGold prior to the date hereof, there has not been any occurrence, assumption or guarantee by Repadre or any of the Repadre Group Companies of any debt for borrowed money, any creation or assumption by Repadre or any of the Repadre Group Companies of any Encumbrance, any making by Repadre or any of the Repadre Group Companies of any loan, advance or capital contribution to or investment in any other person (other than (i) travel loans or advances made in the ordinary course of business and (ii) other loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by Repadre or any of the Repadre Group Companies of any contract, agreement, licence, franchise, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Repadre;

  (vii)
  Repadre has not declared or paid any dividends or made any other distribution on any of the Repadre Common Shares;

  (viii)
  Repadre has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Repadre Common Shares;

  (ix)
  other than in the ordinary and regular course of business consistent with past practice and as disclosed by Repadre in writing to IAMGold prior to the date hereof, there has not been any increase in or modification of the compensation payable to or to become payable by Repadre or any of the Repadre Subsidiaries to any of their respective directors, officers or employees or to any director, officer or employee of either of the Repadre Significant Interest Companies who is a nominee of Repadre, or any grant to any such director, officer or employee of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Repadre Options) made to, for or with any of such directors, officers or employees;

    (x)
    other than as disclosed by Repadre in writing to IAMGold prior to the date hereof, there has not been any labour dispute or charge of unfair labour practice, any activity or proceeding by a labour union or representative thereof to organize any of the employees of Repadre or any of the Repadre Group Companies or any campaign to solicit authorization from employees to be represented by such labour union;

    (xi)
    Repadre has not effected any material change in its accounting methods, principles or practices; and

    (xii)
    Repadre has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

  (i)
  Employment Agreements.    Other than as publicly disclosed or disclosed by Repadre in writing to IAMGold prior to the date hereof:

  (i)
  neither Repadre nor any of the Repadre Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee of Repadre or any of the Repadre Subsidiaries and, to the knowledge of Repadre, neither of the Repadre Significant Interest Companies is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee of a Repadre Significant Interest Companies who is a nominee of Repadre;

  (ii)
  neither Repadre nor any of the Repadre Subsidiaries has any employee or consultant whose employment or contract with Repadre or the Repadre Subsidiary, respectively, cannot be terminated upon a maximum of 12 months' notice and none of the Repadre Significant Interest Companies has any employee or consultant who is a nominee of Repadre and whose employment or contract with the Repadre Significant Interest Company cannot be terminated upon a maximum of 12 months' notice;

  (iii)
  neither Repadre nor any of the Repadre Subsidiaries (i) is a party to any collective bargaining agreement, (ii) is subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (iii) is subject to any current, pending or threatened strike or lockout, and, to the knowledge of Repadre, neither of the Repadre Significant Interest Companies is subject to any current, pending or threatened strike or lockout;

  (iv)
  (i) neither Repadre nor any of the Repadre Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to the employment, or the termination of the employment, of any employee or independent contractor, and (ii) to the knowledge of Repadre, none of the Repadre Significant Interest Companies is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to the employment, or the termination of the employment, of any employee or employees or independent contractor or independent contractors which, if determined in an adverse manner, would have a Material Adverse Effect on Repadre; and

  (v)
  Repadre, the Repadre Subsidiaries and, to the knowledge of Repadre, the Repadre Significant Interest Companies have operated in accordance with all applicable Laws with respect to employment and labour matters, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the matters listed herein which, if determined in an adverse manner, would have a Material Adverse Effect on Repadre.

  (j)
  Financial Matters.    The audited consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows for the financial years ended December 31, 2001 and

    December 31, 2000 of Repadre and the unaudited interim consolidated statements of Repadre for the nine-month period ended September 30, 2002 were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Repadre at the respective dates indicated and the results of operations of Repadre for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Repadre on a consolidated basis in accordance with Canadian GAAP. Neither Repadre nor any of the Repadre Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Repadre for the financial period ended September 30, 2002, except liabilities and obligations incurred in the ordinary course of business since September 30, 2002 and which liabilities and obligations do not in the aggregate exceed $1,000,000. There are reasonable grounds for believing that (i) Repadre is, and the corporation formed pursuant to the Arrangement will be, able to pay its liabilities as they become due, (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor will be prejudiced by the Arrangement.

  (k)
  Books and Records.    The corporate records and minute books of Repadre, the Repadre Subsidiaries and, to the knowledge of Repadre, the Repadre Significant Interest Companies have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Repadre and the Repadre Subsidiaries and, to the knowledge of Repadre, the Repadre Significant Interest Companies in all material respects (a) have been maintained in accordance with good business practices on a basis consistent with prior years, (b) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Repadre and the Repadre Group Companies, and (c) in the case of Repadre and the Repadre Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Repadre. Repadre has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of Repadre, and (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with Canadian GAAP or any criteria applicable to such statements and (ii) to maintain accountability for assets and liabilities.

  (l)
  Litigation.    Other than as publicly disclosed by Repadre prior to the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of Repadre, threatened against or relating to Repadre or any of the Repadre Group Companies or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity. Neither Repadre nor any of the Repadre Group Companies nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of Repadre or the Repadre Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

  (m)
  Title to Properties.    Repadre or a Repadre Group Company has good and valid title to all properties and assets reflected in the audited consolidated financial statements of Repadre for the financial year ended December 31, 2001 (or acquired after that date) or described in the annual report on Form 20-F dated May 16, 2002 of Repadre, or valid leasehold interests in all material properties and assets not reflected in such financial statements or annual report but used by Repadre and Repadre Group Companies, free and clear of any title defects or liens, other than (i) such defects or liens which do not adversely interfere with the use of such properties and assets for the purposes for which they are now utilized, and (ii) in the case of Abosso Goldfields Limited, the right of the Government of the Republic of Ghana to acquire a further 20 per cent interest in Abosso Goldfields Limited in certain events and the entitlement of the Government of the Republic of Ghana to a royalty of three to 12 per cent of mineral sales after direct expenses, each as publicly disclosed by Repadre prior to the date hereof. To the knowledge of Repadre, the buildings, structures and improvements either owned or leased by Repadre or any of the Repadre Group Companies conform in all material respects to all applicable Laws, including zoning regulations, none of which would materially adversely interfere with the use of such properties, buildings, structures or improvements for the purposes for which they are now utilized. Repadre has provided IAMGold with a list of the royalty and similar type interests which are owned or held, directly or indirectly, by Repadre and Repadre has good and valid title to all of such royalty or other interests, free and clear of any title defect, deficiency or Encumbrance, except where any such title defect, deficiency or Encumbrance would not, individually or in the aggregate, have a Material Adverse Effect on Repadre, and all of such royalty and other interests are in full force and effect and Repadre is entitled to the full benefit thereof without any right of set-off.

  (n)
  Environmental.    Repadre has provided IAMGold with or made available to IAMGold a copy of all agreements relating to all properties or interests in properties which Repadre or any of the Repadre Group Companies has or, to the knowledge of Repadre, has ever had. All operations and properties of Repadre and the Repadre Group Companies have been, and are now, in compliance with all Environmental Laws and all Environmental Approvals, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on Repadre. Neither Repadre nor any of the Repadre Subsidiaries is aware of, or is subject to, and, to the knowledge of Repadre, neither of the Repadre Significant Interest Companies is aware of, or is subject to:

  (i)
  any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any work, repairs, construction or expenditures, other than as disclosed by Repadre in writing to IAMGold prior to the date hereof;

  (ii)
  any demand or notice with respect to the breach or alleged breach of any Environmental Law applicable to Repadre or any of the Repadre Group Companies, including, without limitation, any requirement respecting the use, storage, treatment, transportation or disposition of Hazardous Substances; or

  (iii)
  any investigation evaluating whether any remedial action is needed to respond to a release of any Hazardous Substance or other substance into the environment;

    and neither Repadre nor any of the Repadre Group Companies:

    (i)
    has filed any notice under any applicable Environmental Law indicating the past or present treatment, storage or disposal of a Hazardous Substance other than in compliance with all applicable Environmental Laws or reporting a spill, emission or release of a Hazardous Substance or other substance into the environment;

    (ii)
    to the knowledge of Repadre, has any contingent liability in connection with any spill, emission or release of any Hazardous Substance or other substance into the environment; or

    (iii)
    generates, transports, treats or disposes of any hazardous waste, as defined in applicable Environmental Laws, other than in compliance with all applicable Environmental Laws.

    Neither Repadre nor any of the Repadre Subsidiaries nor, to the knowledge of Repadre, either of the Repadre Significant Interest Companies has disposed of any Hazardous Substance by placing it in or on the ground of any real property other than in compliance with all applicable Environmental Laws and, except as disclosed by Repadre in writing to IAMGold prior to the date hereof, to the knowledge of Repadre, neither has any lessee, prior owner or other person and no underground storage tanks or surface impoundments which do not comply with all applicable Environmental Laws are located on any of such properties. Neither Repadre nor any of the Repadre Subsidiaries is subject to any liability or obligation under any Environmental Law by virtue of the holding of the royalty interest or royalty interests held by it.

  (o)
  Insurance.    Policies of insurance in force as of the date hereof naming Repadre as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Repadre and the Repadre Subsidiaries. To the knowledge of Repadre, policies of insurance in force as of the date hereof naming the appropriate Repadre Significant Interest Company as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of such Repadre Significant Interest Company. All such policies of insurance will remain in full force and effect and will not be cancelled or otherwise terminated as a result of the completion of the transactions contemplated hereby other than such cancellations as would not, individually or in the aggregate, have a Material Adverse Effect on Repadre.

  (p)
  Tax Matters.    Repadre and the Repadre Subsidiaries have filed or caused to be filed, and, to the knowledge of Repadre, the Repadre Significant Interest Companies have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. Repadre has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Repadre, there are no material proposed (but unassessed) additional Taxes and none have been asserted by Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Repadre or any of the Repadre Group Companies. No lien for Taxes has been filed other than for Taxes not yet due and payable.

  (q)
  Certain Additional Tax Matters.    For the purposes of the Code, the cost basis of the shares of RPD Capital Inc. is greater than the fair market value of such shares. No interest in or of Repadre constitutes a United States Real Property Interest within the meaning of Section 897 of the Code.

  (r)
  Intellectual Property.    Repadre and the Repadre Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of Repadre and the Repadre Subsidiaries and, to the knowledge of Repadre, the Repadre Significant Interest Companies own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of the Repadre Significant Interest Companies.

  (s)
  Pension and Employee Benefits.

  (i)
  Repadre and the Repadre Subsidiaries have complied, and, to the knowledge of Repadre, the Repadre Significant Interest Companies have complied, in all material respects, with all of the terms of, and all applicable Laws in respect of, the pension and other employee compensation and benefit obligations of Repadre, the Repadre Subsidiaries and the Repadre Significant Interest Companies, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Repadre, the Repadre Subsidiaries or the Repadre Significant Interest Companies, as the case may be, (collectively referred to in this subsection as the "Repadre Plans") and all Repadre Plans maintained by or binding upon Repadre or any of the Repadre Subsidiaries, and, to the knowledge of Repadre, all Repadre Plans maintained by or binding upon either of the Repadre Significant Interest Companies, are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Repadre or any of the Repadre Subsidiaries or, to the knowledge of Repadre, either of the Repadre Significant Interest Companies from any such regulatory authority.

    (ii)
    No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Repadre Plan maintained by or binding upon Repadre or any of the Repadre Subsidiaries, and, to the knowledge of Repadre, no action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Repadre Plan maintained by or binding upon either of the Repadre Significant Interest Companies, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any Taxes, fees, penalties or levies in excess of $50,000 under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Repadre Plans maintained by or binding upon Repadre or any of the Repadre Subsidiaries or their respective assets and, to the knowledge of Repadre, there are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Repadre Plans maintained by or binding upon either of the Repadre Significant Interest Companies or their respective assets.

  (t)
  Reporting Status.    Repadre is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Repadre Common Shares are registered under section 12(g) of the 1934 Act. The only stock exchange on which the Repadre Common Shares are listed is the TSX and the Repadre Common Shares are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, in either case within the meaning of Rule 13e-3 under the 1934 Act.

  (u)
  Reports.    Repadre has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "Repadre Documents"). The Repadre Documents, at the time filed, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation. Repadre has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

  (v)
  Compliance with Laws.    Repadre and the Repadre Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Repadre. To the knowledge of Repadre, the Repadre Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Repadre.

  (w)
  Licences.    Repadre and each of the Repadre Group Companies owns, possesses, or has obtained and is in compliance with, all licences, permits (including licences and permits required under Environmental Laws), certificates, orders, grants and other authorizations of or from all Governmental Entities necessary to conduct its business as now conducted or as proposed to be conducted.

  (x)
  Certain Contracts.    Neither Repadre nor any of the Repadre Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (a) limit the manner or the localities in which all or any material portion of the business of Repadre or the Repadre Subsidiary is or would be conducted, (b) limit any business practice of Repadre or the Repadre Subsidiary or (c) restrict any acquisition or disposition of any property by Repadre or the Repadre Subsidiary.

  (y)
  Foreign Private Issuer.    Repadre is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

  (z)
  Investment Company Status.    Repadre is not registered and is not required to be registered as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act. Other than as disclosed by Repadre in writing to IAMGold prior to the date hereof, Repadre has not issued any securities to any "U.S. person" as defined in Regulation S under the 1933 Act since April 22, 1999.

  (aa)
  Securities.    Except as disclosed to IAMGold in writing prior to the date hereof, none of the securities held by Repadre which are referred to in the consolidated balance sheets of Repadre as marketable securities is subject to any statutory hold or restricted period or other restriction, agreement or Encumbrance of any nature whatsoever and, except as so disclosed, all of such securities will be freely tradable as of the Effective Date.

  (bb)
  Full Disclosure.    Repadre has made available to IAMGold all information, including financial, operational, sales and other information, in respect of the business of Repadre and the Repadre Group Companies requested by IAMGold and all such information as made available to IAMGold and IAMGold Subco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

  (cc)
  Proxy Circular.    When mailed, the Proxy Circular will not contain an untrue statement of a material fact concerning Repadre or the Repadre Group Companies and will not omit to state a material fact concerning Repadre or the Repadre Group Companies that is required to be stated or that is necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made.

Section 3.02 Representations and Warranties of IAMGold and IAMGold Subco

        Each of IAMGold and IAMGold Subco hereby represents and warrants to Repadre, and hereby acknowledges that Repadre is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

  (a)
  Organization.    IAMGold and each of the IAMGold Group Companies has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and conduct its business as currently owned and conducted. IAMGold and each of the IAMGold Group Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on IAMGold. All of the outstanding shares of the IAMGold Group Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the IAMGold Subsidiaries are owned directly or indirectly by IAMGold, shares representing a 38 per cent interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. are owned indirectly by IAMGold, shares representing a 50 per cent interest in Sadiola Exploration Limited are owned indirectly owned by IAMGold, all of the outstanding shares of each of Kenieba Exploration Company Limited are owned by Sadiola Exploration Limited and shares representing an 80 per cent interest in Yatela Exploitation Company Limited are owned by Sadiola Exploration Limited. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable IAMGold Group Company, the shares of each IAMGold Group Company which are owned by IAMGold (or by another IAMGold Group Subsidiary) are owned free and clear of all Encumbrances and, other than as disclosed by IAMGold in writing to Repadre prior to the date hereof, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities of any of the IAMGold Group Companies from either IAMGold or any of the IAMGold Subsidiaries. IAMGold Subco was incorporated for the purpose of completing the Arrangement and has carried on no other business.

  (b)
  Capitalization.    IAMGold is authorized to issue an unlimited number of first preference shares, an unlimited number of second preference shares and an unlimited number of IAMGold Common Shares. As at November 28, 2002, there were nil first preference shares, nil second preference shares and 78,620,889 IAMGold Common Shares outstanding and an aggregate of 5,114,636 IAMGold Common Shares were set aside for issue under the share incentive plan of IAMGold. Except (i) as described in the immediately preceding sentence, (ii) pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating IAMGold or any of the IAMGold Group Companies to issue or sell any shares of IAMGold or any of the IAMGold Group Companies or any securities or obligations of any kind convertible into or exchangeable for any shares of IAMGold or any of the IAMGold Group Companies, nor are there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of IAMGold or any of the IAMGold Group Companies. All outstanding IAMGold Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of IAMGold or any of the IAMGold Group Companies having the right to vote with the IAMGold Shareholders on any matter. There are no outstanding contractual obligations of IAMGold or of any of the IAMGold Group Companies to repurchase, redeem or otherwise acquire any outstanding IAMGold Common Shares or with respect to the voting or disposition of any outstanding IAMGold Common Shares.

  (c)
  Authority.    Each of IAMGold and IAMGold Subco has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by IAMGold and IAMGold Subco and the completion by IAMGold and IAMGold Subco of the transactions contemplated by this Agreement have been authorized by the directors of IAMGold and IAMGold Subco, respectively, and no other corporate proceedings on the part of IAMGold or IAMGold Subco are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by each of IAMGold and IAMGold Subco and constitutes a legal, valid and binding obligation of each of IAMGold and IAMGold Subco, enforceable against IAMGold and IAMGold Subco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by IAMGold and IAMGold Subco of this Agreement and the performance by them of their respective obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

  (i)
  result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

  (A)
  the articles or by-laws (or their equivalent) of IAMGold or any of the IAMGold Group Companies,

  (B)
  any Law, regulation, order, judgment or decree, or

  (C)
  any contract, agreement, licence, franchise or permit to which IAMGold or any of the IAMGold Group Companies is bound or is subject to or of which IAMGold or any IAMGold Group Company is the beneficiary;

  (ii)
  give rise to any right of termination or acceleration of indebtedness, or cause any third person indebtedness owing by IAMGold or any of the IAMGold Group Companies to come due before its stated maturity or cause any of its available credit to cease to be available;

  (iii)
  result in the imposition of any Encumbrance upon any of the property or assets of IAMGold or any of the IAMGold Group Companies, or restrict, hinder, impair or limit the ability of IAMGold or any of the IAMGold Group Companies to conduct the business of IAMGold or any of the IAMGold Group Companies as and where it is now being conducted or as and where it may be conducted in the future; or

  (iv)
  result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of IAMGold or any of the IAMGold Group Companies or increase any benefits otherwise payable under any pension or benefits plan of IAMGold or any of the IAMGold Group Companies or result in the acceleration of the time of payment or vesting of any such benefits;

    which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by IAMGold or any of the IAMGold Group Companies in connection with the execution and delivery of this Agreement or the consummation by IAMGold and IAMGold Subco of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filings required under the OBCA, in the case of IAMGold Subco, and filings with and approvals required by the Securities Authorities and stock exchanges, (iv) any other consents, waivers, permits, orders or approvals referred to in section 5.01 of this Agreement and (v) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (d)
  Directors' Approvals.    The directors of IAMGold have received a written opinion from RBC Dominion Securities Inc., the financial advisor to the directors of IAMGold, that the consideration under the Arrangement is fair, from a financial point of view, to IAMGold and have unanimously:

  (i)
  determined that the Arrangement is fair to the IAMGold Shareholders and is in the best interests of IAMGold; and

  (ii)
  authorized the entering into of this Agreement, and the performance of its provisions, by IAMGold.

  (e)
  IAMGold Subsidiaries.    The only Subsidiaries of IAMGold are the IAMGold Subsidiaries and the only other companies in which IAMGold owns a direct or indirect interest of greater than 10 per cent are the IAMGold Significant Interest Companies.

  (f)
  No Defaults.    Other than as publicly disclosed by IAMGold or as disclosed by IAMGold in writing to Repadre prior to the date hereof, there are no contracts, agreements or licenses material to the conduct of the business of IAMGold or any of the IAMGold Group Companies, Repadre has been provided with a true and complete copy of all such material contracts, agreements or licenses or access thereto and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements and licenses. Neither IAMGold nor any of the IAMGold Subsidiaries nor, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of IAMGold in the case of the IAMGold Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (g)
  Absence of Changes.    Since December 31, 2001, and other than as may be required as a result of any action involving IAMGold which has been publicly disclosed by IAMGold prior to the date hereof:

  (i)
  IAMGold and each of the IAMGold Group Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (ii)
  neither IAMGold nor any of the IAMGold Group Companies has incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold;

  (iii)
  neither IAMGold nor any of the IAMGold Group Companies has incurred or suffered a Material Adverse Change;

  (iv)
  there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, have a Material Adverse Effect on IAMGold;

    (v)
    other than as publicly disclosed by IAMGold prior to the date hereof, there has not been any acquisition or sale by IAMGold or any of the IAMGold Group Companies of any material property or assets thereof;

    (vi)
    other than in the ordinary and regular course of business consistent with past practice or as disclosed by IAMGold in writing to Repadre prior to the date hereof, there has not been any incurrence, assumption or guarantee by IAMGold or any of the IAMGold Group Companies of any debt for borrowed money, any creation or assumption by IAMGold or any of the IAMGold Group Companies of any Encumbrance, any making by IAMGold or any of the IAMGold Group Companies of any loan, advance or capital contribution to or investment in any other person (other than (i) travel loans or advances made in the ordinary course of business and (ii) other loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by IAMGold or any of the IAMGold Group Companies of any contract, agreement, licence, franchise, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold;

    (vii)
    other than as publicly disclosed, IAMGold has not, to the date of this Agreement, declared or paid any dividends or made any other distribution on any of the IAMGold Common Shares;

    (viii)
    IAMGold has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding IAMGold Common Shares;

    (ix)
    other than in the ordinary and regular course of business consistent with past practice and as disclosed by IAMGold in writing to Repadre prior to the date hereof, there has not been any increase in or modification of the compensation payable to or to become payable by IAMGold or any of the IAMGold Subsidiaries to any of their respective directors, officers or employees or to any director, officer or employee of any of the IAMGold Significant Interest Companies who is a nominee of IAMGold, or any grant to any such director, officer or employee of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors, officers or employees;

    (x)
    other than as disclosed by IAMGold in writing to Repadre prior to the date hereof, there has not been any labour dispute or charge of unfair labour practice, any activity or proceeding by a labour union or representative thereof to organize any of the employees of IAMGold or any of the IAMGold Group Companies or any campaign to solicit authorization from employees to be represented by such labour union;

    (xi)
    IAMGold has not effected any material change in its accounting methods, principles or practices; and

    (xii)
    IAMGold has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

  (h)
  Employment Agreements.    Other than as publicly disclosed or disclosed by IAMGold in writing to Repadre prior to the date hereof:

  (i)
  neither IAMGold nor any of the IAMGold Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee of IAMGold or any of the IAMGold Subsidiaries and, to the knowledge of IAMGold, none of the IAMGold Significant Interest Companies is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee of an IAMGold Significant Interest Company who is a nominee of IAMGold;

  (ii)
  neither IAMGold nor any of the IAMGold Subsidiaries has any employee or consultant whose employment or contract with IAMGold or the IAMGold Subsidiary, respectively, cannot be terminated upon a maximum of 12 months' notice and none of the IAMGold Significant Interest Companies has any employee or consultant who is a nominee of IAMGold and whose employment or contract with the IAMGold Significant Interest Company cannot be terminated upon a maximum of 12 months' notice;

    (iii)
    neither IAMGold nor any of the IAMGold Subsidiaries (i) is a party to any collective bargaining agreement, (ii) is subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (iii) is subject to any current, pending or threatened strike or lockout, and, to the knowledge of IAMGold, none of the IAMGold Significant Interest Companies is subject to any current, pending or threatened strike or lockout;

    (iv)
    (i) neither IAMGold nor any of the IAMGold Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to the employment, or the termination of the employment, of any employee or independent contractor, and (ii) to the knowledge of IAMGold, none of the IAMGold Significant Interest Companies is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to the employment, or the termination of the employment, of any employee or employees or independent contractor or independent contractors which, if determined in an adverse manner, would have a Material Adverse Effect on IAMGold; and

    (v)
    IAMGold, the IAMGold Subsidiaries and, to the knowledge of IAMGold, the IAMGold Significant Interest Companies have operated in accordance with all applicable Laws with respect to employment and labour matters, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the matters listed herein which, if determined in an adverse manner, would have a Material Adverse Effect on IAMGold.

  (i)
  Financial Matters.    The audited consolidated balance sheets, consolidated statements of earnings and retained earnings and consolidated statements of cash flows for the financial years ended December 31, 2001 and December 31, 2000 of IAMGold and the unaudited interim consolidated statements of IAMGold for the nine-month period ended September 30, 2002 were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of IAMGold at the respective dates indicated and the results of operations of IAMGold for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of IAMGold on a consolidated basis in accordance with Canadian GAAP. Neither IAMGold nor any of the IAMGold Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of IAMGold for the financial period ended September 30, 2002, except (i) liabilities and obligations incurred in the ordinary course of business since September 30, 2002 and which liabilities and obligations do not in the aggregate exceed $2,600,000, and (ii) liabilities and obligations resulting from actions involving IAMGold which have been publicly disclosed by IAMGold prior to the date hereof.

  (j)
  Books and Records.    The corporate records and minute books of IAMGold, the IAMGold Subsidiaries and, to the knowledge of IAMGold, the IAMGold Significant Interest Companies, have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of IAMGold and the IAMGold Subsidiaries and, to the knowledge of IAMGold, the IAMGold Significant Interest Companies in all material respects (a) have been maintained in accordance with good business practices on a basis consistent with prior years, (b) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of IAMGold and the IAMGold Group Companies, and (c) accurately and fairly reflect the basis for the IAMGold consolidated financial statements. IAMGold has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of IAMGold, and (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with Canadian GAAP or any criteria applicable to such statements and (ii) to maintain accountability for assets and liabilities.

  (k)
  Litigation.    Other than as publicly disclosed by IAMGold prior to the date hereof, and other than as resulting from any action involving IAMGold which has been publicly disclosed by IAMGold prior to the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of IAMGold, threatened against or relating to IAMGold or any of the IAMGold Group Companies or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity. Neither IAMGold nor any of the IAMGold Group Companies nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of IAMGold or the IAMGold Group Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

  (l)
  Title to Properties.    IAMGold or an IAMGold Group Company has good and valid title to all properties and assets reflected in the audited consolidated financial statements of IAMGold for the financial year ended December 31, 2001 (or acquired after that date) or as described in the annual information form dated April 30, 2002 of IAMGold, or valid leasehold interests in all material properties and assets not reflected in such financial statements or annual information form but used by IAMGold and the IAMGold Group Companies, free and clear of any title defects or liens, other than such defects or liens which do not adversely interfere with the use of such properties and assets for the purposes for which they are now utilized. To the knowledge of IAMGold, the buildings, structures and improvements either owned or leased by IAMGold or any of the IAMGold Group Companies conform in all material respects to all applicable Laws, including zoning regulations, none of which would materially adversely interfere with the use of such properties, buildings, structures or improvements for the purposes for which they are now utilized.

  (m)
  Environmental.    IAMGold has provided Repadre with or made available to Repadre a copy of all agreements relating to all properties or interests in properties which IAMGold or any of the IAMGold Group Companies has or, to the knowledge of IAMGold, has ever had. All operations and properties of IAMGold and the IAMGold Group Companies have been, and are now, in compliance with all Environmental Laws and all Environmental Approvals, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold. Neither IAMGold nor any of the IAMGold Subsidiaries is aware of, or is subject to, and, to the knowledge of IAMGold, none of the IAMGold Significant Interest Companies is aware of, or is subject to:

  (i)
  any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any work, repairs, construction or expenditures, other than as disclosed by IAMGold in writing to Repadre prior to the date hereof;

  (ii)
  any demand or notice with respect to the breach or alleged breach of any Environmental Law applicable to IAMGold or any of the IAMGold Group Companies, including, without limitation, any requirement respecting the use, storage, treatment, transportation or disposition of Hazardous Substances; or

  (iii)
  any investigation evaluating whether any remedial action is needed to respond to a release of any Hazardous Substance or other substance into the environment;

    and neither IAMGold nor any of the IAMGold Group Companies:

    (iv)
    has filed any notice under any applicable Environmental Law indicating the past or present treatment, storage or disposal of a Hazardous Substance other than in compliance with all applicable Environmental Laws or reporting a spill, emission or release of a Hazardous Substance or other substance into the environment;

    (v)
    to the knowledge of IAMGold, has any contingent liability in connection with any spill, emission or release of any Hazardous Substance or other substance into the environment; or

    (vi)
    generates, transports, treats or disposes of any hazardous waste, as defined in applicable Environmental Laws, other than in compliance with all applicable Environmental Laws.

    Neither IAMGold nor any of the IAMGold Subsidiaries nor, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies has disposed of any Hazardous Substance by placing it in or on the ground of any real property other than in compliance with all applicable Environmental Laws and, except as disclosed by IAMGold in writing to Repadre prior to the date hereof, to the knowledge of IAMGold, neither has any lessee, prior owner or other person and no underground storage tanks or surface impoundments which do not comply with all applicable Environmental Laws are located on any of such properties.

  (n)
  Insurance.    Policies of insurance in force as of the date hereof naming IAMGold as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of IAMGold and the IAMGold Subsidiaries. To the knowledge of IAMGold, policies of insurance in force as of the date hereof naming the appropriate IAMGold Significant Interest Company as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of such IAMGold Significant Interest Company. All such policies of insurance will remain in full force and effect and will not be cancelled or otherwise terminated as a result of the completion of the transactions contemplated hereby other than such cancellations as would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (o)
  Tax Matters.    IAMGold and the IAMGold Subsidiaries have filed or caused to be filed, and, to the knowledge of IAMGold, the IAMGold Significant Interest Companies have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. IAMGold has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of IAMGold, there are no material proposed (but unassessed) additional Taxes and none have been asserted by Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to IAMGold or any of the IAMGold Group Companies. No lien for Taxes has been filed other than for Taxes not yet due and payable.

  (p)
  Intellectual Property.    IAMGold and the IAMGold Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of IAMGold and, to the knowledge of IAMGold, the IAMGold Significant Interest Companies own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of the IAMGold Significant Interest Companies.

  (q)
  Pension and Employee Benefits.

  (i)
  IAMGold and the IAMGold Subsidiaries have complied, and, to the knowledge of IAMGold, the IAMGold Significant Interest Companies have complied, in all material respects, with all of the terms of, and all applicable Laws in respect of, the pension and other employee compensation and benefit obligations of IAMGold, the IAMGold Subsidiaries and the IAMGold Significant Interest Companies, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon IAMGold, the IAMGold Subsidiaries or the IAMGold Significant Interest Companies, as the case may be, (collectively referred to in this subsection as the "IAMGold Plans") and all IAMGold Plans maintained by or binding upon IAMGold or any of the IAMGold Subsidiaries, and, to the knowledge of IAMGold, all IAMGold Plans maintained by or binding upon any of the IAMGold Significant Interest Companies, are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by IAMGold or any of the IAMGold Subsidiaries or, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies from any such regulatory authority.

    (ii)
    No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IAMGold Plan maintained by or binding upon IAMGold or any of the IAMGold Subsidiaries, and, to the knowledge of IAMGold, no action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IAMGold Plan maintained by or binding upon any of the IAMGold Significant Interest Companies, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any Taxes, fees, penalties or levies under applicable Laws in excess of $50,000. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the IAMGold Plans maintained by or binding upon IAMGold or any of the IAMGold Subsidiaries or their respective assets and, to the knowledge of IAMGold, there are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the IAMGold Plans maintained by or binding upon any of the IAMGold Significant Interest Companies or their respective assets.

  (r)
  Reporting Status.    IAMGold is a reporting issuer or its equivalent in each of the provinces and territories of Canada. IAMGold is subject to section 12(b) of the 1934 Act. The IAMGold Common Shares are listed on the TSX. IAMGold has applied to list the IAMGold Common Shares on the American Stock Exchange, Inc.

  (s)
  Reports.    IAMGold has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "IAMGold Documents"). The IAMGold Documents, at the time filed, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation. IAMGold has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

  (t)
  Compliance with Laws.    IAMGold and the IAMGold Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold. To the knowledge of IAMGold, the IAMGold Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (u)
  Licences.    IAMGold and each of the IAMGold Group Companies owns, possesses, or has obtained and is in compliance with, all licences, permits (including licenses and permits required under Environmental Laws), certificates, orders, grants and other authorizations of or from all Governmental Entities necessary to conduct its business as now conducted or as proposed to be conducted.

  (v)
  Certain Contracts.    Neither IAMGold nor any of the IAMGold Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (a) limit the manner or the localities in which all or any material portion of the business of IAMGold or the IAMGold Subsidiary is or would be conducted, (b) limit any business practice of IAMGold or the IAMGold Subsidiary or (c) restrict any acquisition or disposition of any property by IAMGold or the IAMGold Subsidiary.

  (w)
  Foreign Private Issuer.    IAMGold is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

  (x)
  Investment Company Status.    IAMGold is not registered and is not required to be registered as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

  (y)
  Shares.    The IAMGold Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully-paid and non-assessable shares.

  (z)
  Certain Securities Law Matters.    The IAMGold Common Shares to be issued in connection with the Arrangement will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of distributions by "control persons", will be freely tradable by the holders thereof. The IAMGold Common Shares to be issued in connection with the Arrangement to Repadre Shareholders who are residents of the United States of America or who are "U.S. persons" within the meaning of Regulation S under the 1933 Act, other than persons who are deemed to be affiliates of Repadre for the purposes of Rule 145 under the 1933 Act, will be exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) of the 1933 Act.

  (aa)
  Full Disclosure. IAMGold has made available to Repadre all information, including financial, operational, sales and other information, in respect of the business of IAMGold and the IAMGold Group Companies requested by Repadre and all such information as made available to Repadre is true and correct in all material respect and no material fact or facts have been omitted therefrom which would make such information misleading.

Section 3.03 Survival of Representations and Warranties

        The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by IAMGold or IAMGold Subco and their advisors shall not mitigate, diminish or affect the representations and warranties of Repadre contained in this Agreement. Any investigation by Repadre and its advisors shall not mitigate, diminish or affect the representations and warranties of IAMGold and IAMGold Subco contained in this Agreement.

ARTICLE FOUR

COVENANTS

Section 4.01 Covenants of Repadre

        Repadre hereby covenants and agrees that, except as contemplated by this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

  (a)
  Interim Order.    As soon as practicable, Repadre together with IAMGold Subco shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to IAMGold and IAMGold Subco, acting reasonably.

  (b)
  Repadre Meeting.    In a timely and expeditious manner, Repadre shall:

  (i)
  forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Repadre;

  (ii)
  prepare, in consultation with IAMGold, and file the Proxy Circular (which shall be in a form satisfactory to IAMGold, acting reasonably) in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto;

  (iii)
  convene the Repadre Meeting as soon as practicable, and use its best efforts to convene the Repadre Meeting no later than January 6, 2003, as provided in the Interim Order and solicit proxies to be voted at the Repadre Meeting in favour of the Arrangement;

  (iv)
  provide notice to IAMGold of the Repadre Meeting and allow representatives of IAMGold to attend the Repadre Meeting unless such attendance is specifically prohibited by the Interim Order;

  (v)
  conduct the Repadre Meeting in accordance with the Interim Order, the OBCA, the by-laws of Repadre and as otherwise required by applicable Laws; and

  (vi)
  take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

  (c)
  Amendments.    In a timely and expeditious manner, Repadre shall prepare, (in consultation with IAMGold), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to IAMGold, acting reasonably) with respect to the Repadre Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

  (d)
  Final Order.    Subject to the approval of the Arrangement at the Repadre Meeting in accordance with the provisions of the Interim Order, Repadre shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

  (e)
  Articles of Arrangement.    Repadre shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Repadre, IAMGold and IAMGold Subco at a time and on a date to be agreed by IAMGold and Repadre, file the Articles of Arrangement with the Director in order for the Arrangement to become effective.

  (f)
  Copy of Documents.    Except for proxies and other non-substantive communications, Repadre shall furnish promptly to IAMGold a copy of each notice, report, schedule or other document or communication delivered, filed or received by Repadre in connection with this Agreement, the Arrangement, the Interim Order or the Repadre Meeting or any other meeting at which all Repadre Shareholders are entitled to attend, any filings made under any applicable Law and any dealings or communications with any regulatory agency in connection with, or in any way affecting, the transactions contemplated by this Agreement.

  (g)
  Usual Business.    Except as disclosed prior to the date hereof by Repadre in writing to IAMGold, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Repadre shall, and shall cause the Repadre Subsidiaries to, and shall use its reasonable commercial efforts to cause the Repadre Significant Interest Companies to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

  (h)
  Certain Actions Prohibited.    Except in contemplation of or as required to give effect to the transactions contemplated by this Agreement and except as disclosed by Repadre prior to the date hereof in writing to IAMGold, (i) in the case of Repadre and the Repadre Subsidiaries, Repadre shall not, without the prior written consent of IAMGold, and (ii) in the case of the Repadre Significant Interest Companies, Repadre shall use its reasonable commercial efforts to cause the Repadre Significant Interest Companies not to, directly or indirectly do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit the Repadre Group Companies to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Repadre or any of the Repadre Group Companies, other than the issue of Repadre Common Shares pursuant to the exercise of outstanding Repadre Options in accordance with their terms as of the date hereof;

  (ii)
  other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Repadre Group Companies to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

  (iii)
  amend or propose to amend the articles or by-laws (or their equivalent) of Repadre or any of the Repadre Group Companies or any of the terms of the Repadre Options as they exist at the date of this Agreement;

  (iv)
  split, combine or reclassify any of the shares of Repadre or any of the Repadre Group Companies, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Repadre;

  (v)
  redeem, purchase or offer to purchase, or permit any of the Repadre Group Companies to redeem, purchase or offer to purchase, any Repadre Common Shares and, other than pursuant to the Repadre Share Incentive Plan, any options or obligations or rights under existing contracts, agreements and commitments;

  (vi)
  reorganize, amalgamate or merge Repadre or any of the Repadre Group Companies with any other person;

  (vii)
  acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Repadre Group Companies to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

  (viii)
  (A) in the case of Repadre and the Repadre Subsidiaries, satisfy or settle any claim or liability, except such as have been reserved against in the consolidated financial statements of Repadre delivered to IAMGold and IAMGold Subco, and which are, individually or in the aggregate, in an amount in excess of $100,000; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or (C) in the case of Repadre and the Repadre Subsidiaries, enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Repadre Group Companies to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

    (x)
    except as required by Canadian GAAP or any applicable Law, make any changes to the existing accounting practices of Repadre or make any material tax election inconsistent with past practice.

  (i)
  Employment Arrangements.    Without the prior written consent of IAMGold, Repadre shall not, and shall cause the Repadre Subsidiaries not to, other than pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any employee, officer or director of Repadre or any of the Repadre Subsidiaries or any employee, officer or director of either of the Repadre Significant Interest Companies who is a nominee of Repadre.

  (j)
  Insurance.    Repadre shall use its reasonable commercial efforts, and shall cause the Repadre Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the Repadre Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

  (k)
  Certain Actions.    Repadre shall:

  (i)
  not take any action or permit any of the Repadre Subsidiaries to take any action, and shall use its reasonable commercial efforts not to allow either of the Repadre Significant Interest Companies to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by Repadre in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

  (ii)
  promptly notify IAMGold of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Repadre, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Repadre of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Repadre contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

  (l)
  Shareholder Rights Plan.    Repadre shall take all actions permitted under, or not inconsistent with the provisions of, the Shareholder Rights Plan in order to ensure that the Separation Time (as defined in the Shareholder Rights Plan Agreement) does not occur in connection with this Agreement or the Arrangement and shall take all actions necessary to ensure that the operation of the Shareholder Rights Plan and the Shareholder Rights Plan Agreement are terminated and all rights issued thereunder are terminated or redeemed with effect no later than the Effective Time.
  (m)
  No Compromise.    Repadre shall not, and shall cause the Repadre Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Repadre in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of IAMGold, such consent not to be unreasonably withheld or delayed.
  (n)
  Contractual Obligations.    Except as disclosed prior to the date hereof by Repadre in writing to IAMGold or as required by applicable Laws, Repadre shall not, and shall cause the Repadre Subsidiaries not to, and shall use its reasonable commercial efforts to cause the Repadre Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Repadre or any of the Repadre Group Companies is a party or by which any of them is bound.
  (o)
  Satisfaction of Conditions.    Repadre shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations and the obligations of IAMGold and IAMGold Subco hereunder set forth in article five hereof to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:
  (i)
  obtain the approval of Repadre Shareholders for the Arrangement in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority, subject to the proviso set forth in subsection 6.01(a) hereof;
  (ii)
  obtain all other consents, approvals and authorizations as are required to be obtained by Repadre or any of the Repadre Group Companies under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Repadre;
  (iii)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;
  (iv)
  oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;
  (v)
  fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Repadre; and
  (vi)
  cooperate with IAMGold and IAMGold Subco in connection with the performance by each of them of their respective obligations hereunder.
  (p)
  Refrain from Certain Actions.    Repadre shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on Repadre, provided that where Repadre is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, Repadre shall immediately notify IAMGold in writing of such circumstances.

  (q)
  Keep Fully Informed.    Without limiting the provisions of subsection 4.01(h) hereof, Repadre shall, in all material respects, conduct itself so as to keep IAMGold fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.
  (r)
  Cooperation.    Repadre shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.
  (s)
  Representations.    Repadre shall use its commercially reasonable efforts to conduct its affairs and to cause the Repadre Group Companies to conduct their affairs so that all of the representations and warranties of Repadre contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.
  (t)
  Information.    Repadre shall make available and cause to be made available to IAMGold and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable IAMGold to effect a thorough examination of Repadre and the Repadre Group Companies and the business, properties and financial status thereof and shall cooperate with IAMGold in securing access for IAMGold to any documents, agreements, corporate records or minute books not in the possession or under the control of Repadre. Subject to applicable Laws, upon reasonable notice, Repadre shall, and shall cause the Repadre Subsidiaries to, and shall use its reasonable commercial efforts to cause the Repadre Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of IAMGold reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Repadre and the Repadre Group Companies, and, during such period, Repadre shall, and shall cause the Repadre Subsidiaries to, and shall use its reasonable commercial efforts to cause the Repadre Significant Interest Companies to, furnish promptly to IAMGold all information concerning the business, properties and personnel of Repadre and the Repadre Group Companies as IAMGold may reasonably request.
  (u)
  Affiliate Agreements.    Repadre shall use its best efforts to cause each director, executive officer and other person who is, or is deemed to be, an "affiliate" (for the purposes of Rule 145 under the 1933 Act) of Repadre to execute and deliver to IAMGold on or before the Effective Date a written agreement in a form satisfactory to IAMGold.
  (v)
  Closing Documents.    Repadre shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

Section 4.02 Covenants of IAMGold and IAMGold Subco

        Each of IAMGold and IAMGold Subco hereby covenants and agrees that, except as contemplated by this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

  (a)
  Proceedings.    In a timely and expeditious manner, IAMGold and IAMGold Subco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by IAMGold and IAMGold Subco, as applicable.
  (b)
  Proxy Circular.    In a timely and expeditious manner, IAMGold and IAMGold Subco shall provide to Repadre all information as may be reasonably requested by Repadre or as required by the Interim Order or applicable Laws with respect to IAMGold and IAMGold Subco and their respective businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to IAMGold and IAMGold Subco required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto.

  (c)
  Copy of Documents.    Except for non-substantive communications, IAMGold and IAMGold Subco shall furnish promptly to Repadre a copy of each notice, report, schedule or other document or communication delivered, filed or received by IAMGold or IAMGold Subco in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any regulatory agency in connection with, or in any way affecting, the transactions contemplated by this Agreement.
  (d)
  Usual Business.    Except (i) as disclosed prior to the date hereof by IAMGold in writing to Repadre, (ii) in contemplation of or as required to give effect to the transactions contemplated by this Agreement, or (iii) as may be required as a result of any action involving IAMGold which has been publicly disclosed by IAMGold prior to the date hereof, IAMGold shall, and shall cause the IAMGold Subsidiaries to, and shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Companies to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, other than as may be required as a result of any action against IAMGold which has been publicly disclosed by IAMGold prior to the date hereof.
  (e)
  Certain Actions Prohibited.    Except (i) in contemplation of or as required to give effect to the transactions contemplated by this Agreement (ii) as disclosed in writing by IAMGold to Repadre prior to the date hereof, or (iii) as may be required as a result of any action involving IAMGold which has been publicly disclosed by IAMGold prior to the date hereof, (A) in the case of IAMGold and the IAMGold Subsidiaries, IAMGold shall not, without the prior written consent of Repadre, which consent shall not be unreasonably withheld or delayed, and (B) in the case of the IAMGold Significant Interest Companies, IAMGold shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Subsidiaries not to, directly or indirectly do or permit to occur any of the following:
  (i)
  issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit the IAMGold Group Companies to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, IAMGold or any of the IAMGold Group Companies, other than the issue of IAMGold Common Shares pursuant to the exercise of outstanding options to purchase IAMGold Common Shares pursuant to the share incentive plan of IAMGold in accordance with their terms as of the date hereof;
  (ii)
  other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the IAMGold Group Companies to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;
  (iii)
  amend or propose to amend the articles or by-laws (or their equivalent) of IAMGold or any of the IAMGold Group Companies or any of the terms of options to purchase IAMGold Common Shares issued pursuant to the share incentive plan of IAMGold as they exist at the date of this Agreement;
  (iv)
  split, combine or reclassify any of the shares of IAMGold or any of the IAMGold Group Companies or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of IAMGold;
  (v)
  redeem, purchase or offer to purchase, or permit any of the IAMGold Group Companies to redeem, purchase or offer to purchase, any IAMGold Common Shares and, other than pursuant to the share incentive plan of IAMGold, any options or obligations or rights under existing contracts, agreements and commitments;
  (vi)
  reorganize, amalgamate or merge IAMGold or any of the IAMGold Group Companies with any other person;

    (vii)
    acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the IAMGold Group Companies to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;
    (viii)
    (A) in the case of IAMGold and the IAMGold Subsidiaries, satisfy or settle any claim or liability, except such as have been reserved against in the consolidated financial statements of IAMGold delivered to Repadre, and which are, individually or in the aggregate, in an amount in excess of $100,000; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or (C) in the case of IAMGold and the IAMGold Subsidiaries, enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;
    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the IAMGold Group Companies to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or
    (x)
    except as required by Canadian GAAP or any applicable Law, make any changes to the existing accounting practices of IAMGold or make any material tax election inconsistent with past practice.
  (f)
  Employment Arrangements.    Without the prior written consent of Repadre, which consent shall not be unreasonably withheld, IAMGold shall not, and shall cause the IAMGold Subsidiaries not to, other than in the normal course of business or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any employee, officer or director of IAMGold or any of the IAMGold Subsidiaries or any employee, officer or director of any of the IAMGold Significant Interest Companies who is a nominee of IAMGold.
  (g)
  Insurance.    IAMGold shall use its reasonable commercial efforts and shall cause the IAMGold Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.
  (h)
  Certain Actions.    IAMGold and IAMGold Subco shall:
  (i)
  not take any action or permit any of the IAMGold Subsidiaries to take any action, and shall use its reasonable commercial efforts not to allow any of the IAMGold Significant Interest Companies to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by IAMGold or IAMGold Subco in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and
  (ii)
  promptly notify Repadre of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of IAMGold, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by IAMGold of any covenant or agreement contained in this

      Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of IAMGold or IAMGold Subco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

  (i)
  No Compromise.    IAMGold shall not, and shall cause the IAMGold Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of IAMGold in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Repadre, such consent not to be unreasonably withheld or delayed.
  (j)
  Contractual Obligations.    Except in the ordinary course of business and consistent with past practice, or except as disclosed prior to the date hereof by IAMGold in writing to Repadre or as required by any applicable Law, IAMGold shall not, and shall cause the IAMGold Subsidiaries not to, and shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which IAMGold or any of the IAMGold Group Companies is a party or by which any of them is bound.
  (k)
  Satisfaction of Conditions.    IAMGold and IAMGold Subco shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to their obligations and the obligations of Repadre hereunder set forth in article five hereof to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable efforts to:
  (i)
  obtain all consents, approvals and authorizations as are required to be obtained by IAMGold or any of the IAMGold Group Companies under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on IAMGold;
  (ii)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;
  (iii)
  oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;
  (iv)
  fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and
  (v)
  cooperate with Repadre in connection with the performance by Repadre of its obligations hereunder.
  (l)
  Refrain from Certain Actions.    IAMGold and IAMGold Subco shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on IAMGold (except as may be required as a result of any action involving IAMGold which has been publicly disclosed by IAMGold prior to the date hereof), provided that where IAMGold or IAMGold Subco is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, they shall immediately notify Repadre in writing of such circumstances.
  (m)
  Keep Fully Informed.    Without limiting the provisions of subsection 4.02(e) hereof, IAMGold shall, in all material respects, conduct itself so as to keep Repadre fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

  (n)
  Cooperation.    IAMGold and IAMGold Subco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.
  (o)
  Representations.    IAMGold and IAMGold Subco shall use commercially reasonable efforts to conduct their affairs and to cause the IAMGold Group Companies to conduct their affairs so that all of the representations and warranties of IAMGold and IAMGold Subco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.
  (p)
  Information.    IAMGold and IAMGold Subco shall make available and cause to be made available to Repadre and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Repadre to effect a thorough examination of IAMGold and the IAMGold Group Companies and the business, properties and financial status thereof and shall cooperate with Repadre in securing access for Repadre to any documents, agreements, corporate records or minute books not in the possession or under the control of IAMGold or IAMGold Subco. Subject to applicable Laws, upon reasonable notice, IAMGold and IAMGold Subco shall, and shall cause the IAMGold Subsidiaries to, and shall use their reasonable commercial efforts to cause the IAMGold Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Repadre reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of IAMGold and the IAMGold Group Companies, and, during such period, IAMGold and IAMGold Subco shall, and shall cause the IAMGold Subsidiaries to, and shall use their reasonable commercial efforts to cause the IAMGold Significant Interest Companies to, furnish promptly to Repadre all information concerning the business, properties and personnel of IAMGold and the IAMGold Group Companies as Repadre may reasonably request.
  (q)
  Closing Documents.    IAMGold and IAMGold Subco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Repadre, all in form satisfactory to Repadre, acting reasonably.

ARTICLE FIVE

CONDITIONS

Section 5.01 Mutual Conditions

        The respective obligations of Repadre, IAMGold and IAMGold Subco to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;
  (b)
  the Arrangement, with or without amendment, shall have been approved at the Meeting by the Repadre Shareholders in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;
  (c)
  the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;
  (d)
  the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;
  (e)
  the Effective Date shall be on or before the Completion Deadline, subject to any extension available to a party hereto pursuant to section 5.05 hereof;

  (f)
  there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could have, a Material Adverse Effect on Repadre or IAMGold, on a consolidated basis;
  (g)
  the TSX shall have conditionally approved the listing thereon of the IAMGold Common Shares to be issued pursuant to the Arrangement (including the IAMGold Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Repadre Options) as of the Effective Date, or as soon as possible thereafter, subject to compliance with the usual requirements of the TSX and IAMGold shall have taken the actions then required to be taken by it to list the IAMGold Common Shares to be issued pursuant to the Arrangement (including the IAMGold Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Repadre Options) on the American Stock Exchange, Inc.;
  (h)
  all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity (other than as contemplated in subsection 5.01(a) hereof) and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, the failure of which to obtain or the non-expiry of which would or could have a Material Adverse Effect on Repadre, IAMGold or IAMGold Subco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;
  (i)
  without limiting the scope of the foregoing conditions, all regulatory, third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements which either Repadre or IAMGold shall consider necessary or desirable in connection with the Arrangement shall have been obtained in form satisfactory to them; and
  (j)
  this Agreement shall not have been terminated pursuant to article seven hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived in respect of a party hereto, in whole or in part, by such party hereto in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.05 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

Section 5.02 Repadre Conditions

        The obligation of Repadre to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

  (a)
  the representations and warranties made by IAMGold and IAMGold Subco in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by IAMGold and IAMGold Subco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and IAMGold shall have provided to Repadre a certificate of two officers thereof, and IAMGold Subco shall have provided to Repadre a certificate of an officer thereof, certifying such accuracy on the Effective Date;
  (b)
  from the date of this Agreement to the Effective Time, there shall not have occurred, and IAMGold or any of the IAMGold Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than any change, event, occurrence or state of facts caused by any change in the market price of gold) that, either individually or in the aggregate, have, or could reasonably be expected to have, an adverse economic impact of at least $25 million on the business, assets or financial condition of IAMGold and the IAMGold Subsidiaries on a consolidated basis;

  (c)
  each of IAMGold and IAMGold Subco shall have complied in all material respects with their covenants herein and IAMGold shall have provided to Repadre a certificate of two officers thereof, and IAMGold Subco shall have provided to Repadre a certificate of an officer thereof, certifying that they have so complied with their covenants herein; and
  (d)
  the directors of IAMGold and each of the IAMGold Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by IAMGold and the IAMGold Group Companies to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Repadre and may be waived, in whole or in part, by Repadre in writing at any time. If any of such conditions shall not be complied with or waived by Repadre on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.05 hereof, Repadre may terminate this Agreement by written notice to IAMGold and IAMGold Subco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Repadre.

Section 5.03 IAMGold and IAMGold Subco Conditions

        The obligation of IAMGold and IAMGold Subco to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

  (a)
  the representations and warranties made by Repadre in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Repadre in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Repadre shall have provided to each of IAMGold and IAMGold Subco a certificate of two officers thereof certifying such accuracy on the Effective Date;
  (b)
  from the date of this Agreement to the Effective Time, there shall not have occurred, and Repadre or any of the Repadre Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts (other than any change, event, occurrence or state of facts caused by any change in the market price of gold) that, either individually or in the aggregate, have, or could reasonably be expected to have, an adverse economic impact of at least $25 million on the business, assets or financial condition of Repadre and the Repadre Subsidiaries, on a consolidated basis;
  (c)
  Repadre shall have complied in all material respects with its covenants herein and Repadre shall have provided to each of IAMGold and IAMGold Subco a certificate of two officers thereof certifying that Repadre has so complied with its covenants herein;
  (d)
  the operation of the Shareholders Rights Plan shall have been terminated in accordance with the provisions of the Shareholders Rights Plan Agreement and the Shareholder Rights Plan Agreement shall have been terminated, and all rights issued thereunder shall have been redeemed or terminated, in a manner acceptable to IAMGold;
  (e)
  Repadre Shareholders holding in the aggregate 10 per cent or less of the outstanding Repadre Common Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement and IAMGold shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Repadre to such effect; and

  (f)
  the directors of Repadre and each of the Repadre Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Repadre and the Repadre Group Companies to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of IAMGold and IAMGold Subco and may be waived, in whole or in part, by IAMGold and IAMGold Subco in writing at any time. If any of such conditions shall not be complied with or waived by IAMGold and IAMGold Subco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.05 hereof, IAMGold and IAMGold Subco may terminate this Agreement by written notice to Repadre in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by IAMGold or IAMGold Subco.

Section 5.04 Completion Deadline

        Each of Repadre and IAMGold shall be entitled in its sole discretion, by written notice delivered to IAMGold or Repadre respectively on or prior to the then Completion Date, to unilaterally extend the date on or before which the Effective Date is required to occur to an aggregate of not more than 31 days after February 28, 2003.

Section 5.05 Notice and Cure Provisions

        Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

  (a)
  cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;
  (b)
  result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or
  (c)
  result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto favour contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in sections 5.01, 5.02 or 5.03 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement with the Director, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Repadre Meeting, the Repadre Meeting shall be adjourned or postponed until the expiry of such period.

Section 5.06 Merger of Conditions

        The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issue of the Certificate. Repadre acknowledges and agrees that it shall have no right to file the Articles of Arrangement with the Director unless such conditions have been satisfied, fulfilled or waived.

ARTICLE SIX

NON-SOLICITATION AND BREAK-UP FEE

Section 6.01 Mutual Covenants Regarding Non-Solicitation

  (a)
  Until the later of the Completion Deadline and the date on which any amount required to be paid by IAMGold or Repadre, as the case may be, (in this section the "Paying Party") in accordance with the provisions of this Agreement has actually been received by the other of them (in this section the "Non-Paying Party"), the Paying Party shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Paying Party or any of the Subsidiaries of the Paying Party, or otherwise:
  (i)
  solicit or initiate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal in respect of the Paying Party or potential Acquisition Proposal in respect of the Paying Party;
  (ii)
  participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal in respect of the Paying Party or potential Acquisition Proposal in respect of the Paying Party;
  (iii)
  withdraw or modify in a manner adverse to the Non-Paying Party the approval of the directors of the Paying Party of the transactions contemplated hereby;
  (iv)
  agree to, approve or recommend any Acquisition Proposal in respect of the Paying Party or potential Acquisition Proposal in respect of the Paying Party; or
  (v)
  enter into any agreement related to any Acquisition Proposal in respect of the Paying Party or potential Acquisition Proposal in respect of the Paying Party;

    provided, however, that, notwithstanding the preceding part of this subsection 6.01(a) and any other provision of this Agreement, nothing shall prevent or restrict the directors of the Paying Party from considering or negotiating any unsolicited bona fide Acquisition Proposal in respect of the Paying Party that may or may not be a Superior Proposal or from considering, negotiating, approving, recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal from any person.

  (b)
  Within 48 hours of the receipt by any director or officer of a Paying Party of any Acquisition Proposal in respect of the Paying Party, or any amendment to the foregoing, or any request for non-public information relating to the Paying Party or any of the Subsidiaries of the Paying Party in connection with any Acquisition Proposal in respect of the Paying Party or for access to the properties, books or records of the Paying Party or any of the Subsidiaries of the Paying Party by any person that informs the Paying Party or any of the Subsidiaries of the Paying Party that it is considering making, or has made, an Acquisition Proposal in respect of the Paying Party, the Paying Party shall notify the Non-Paying Party thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include a copy of the Acquisition Proposal documents (with such deletions as are necessary to protect any confidential portions of such documents, provided that material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) if the same has been received as described above, or, if not so received, a description of the material terms and conditions of the Acquisition Proposal and, in any event, provide such details of the Acquisition Proposal, inquiry or contact as the Non-Paying Party may reasonably request, including the identity of the person making such Acquisition Proposal, inquiry or contact.
  (c)
  If the Paying Party receives a request for material non-public information from a person who proposes a bona fide Acquisition Proposal in respect of the Paying Party (the existence and content of which have been disclosed to the Non-Paying Party), and the directors of the Paying Party determine that such proposal would be a Superior Proposal pursuant to subsection 6.01(a) hereof having received the advice referred to therein, then, and only in such case, the directors of the Paying Party may, subject to the execution of a confidentiality agreement in form satisfactory to the Non-Paying Party, acting reasonably, provide such person with access to information regarding the Paying Party; provided, however, that the person making the Acquisition Proposal in respect of the Paying Party shall not be precluded thereunder from making the Acquisition Proposal, and provided further that the Paying Party sends a copy of any such confidentiality agreement to the Non-Paying Party immediately upon the execution thereof and the Non-Paying Party is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to the Non-Paying Party and the Non-Paying Party is immediately provided with access to similar information.

  (d)
  The Paying Party shall ensure that the officers, directors and employees thereof and any financial advisors or other advisors or representatives retained by the Paying Party are aware of the provisions of this section 6.01, and the Paying Party shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.

Section 6.02 Notice by the Paying Party of Superior Proposal Determination

  (a)
  Until the later of the Completion Deadline and the date on which any amount required to be paid by the Paying Party in accordance with the provisions of this Agreement has actually been received by the Non-Paying Party, the Paying Party and the directors thereof shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal in respect of the Paying Party (other than a confidentiality agreement contemplated by subsection 6.01(c) hereof) on the basis that it would constitute a Superior Proposal, unless (i) it has provided the Non-Paying Party with a copy of the documents containing such Acquisition Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms or conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) which the directors of the Paying Party have determined would be a Superior Proposal pursuant to subsection 6.01(a) hereof, and (ii) five Business Days shall have elapsed from the later of the date the Non-Paying Party received notice of the determination of the directors of the Paying Party to accept, approve, recommend, or enter into an agreement in respect of, such Acquisition Proposal and the date the Non-Paying Party received a copy of the Acquisition Proposal.
  (b)
  During the five Business Days referred to in subsection 6.02(a) hereof, the Paying Party acknowledges and agrees that the Non-Paying Party shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The directors of the Paying Party shall review any offer by the Non-Paying Party to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in paragraph 6.02(a)(ii) hereof, whether the offer of the Non-Paying Party upon acceptance by the Paying Party would at least match the value per common share of the Paying Party of the Superior Proposal. If the directors of the Paying Party so determine, the Paying Party shall enter into an amended agreement with the Non-Paying Party reflecting the amended proposal of the Non-Paying Party. If the directors of the Paying Party do not so determine and instead determine, in good faith and after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to the Non-Paying Party) from, as appropriate, financial, legal and other advisors to the Paying Party, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore reject the amended proposal of the Non-Paying Party, the Paying Party shall be liable to pay to the Non-Paying Party the fee contemplated by section 6.03 hereof. The Paying Party also acknowledges and agrees that each successive modification of any Acquisition Proposal in respect of the Paying Party shall constitute a new Acquisition Proposal for purposes of the requirement under paragraph 6.02(a)(ii) hereof and shall initiate an additional five Business Day period.

Section 6.03 Break Fee Event

  (a)
  In the event that:
  (i)
  this Agreement is terminated by IAMGold and IAMGold Subco pursuant to subsection 7.03(c) hereof;
  (ii)
  this Agreement is terminated by Repadre pursuant to subsection 7.03(f) hereof;

    (iii)
    this Agreement is terminated by IAMGold and IAMGold Subco pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission) of Repadre failing to submit the Arrangement for approval to the Repadre Shareholders on or prior to the date which is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with clause 4.01(b)(iii) hereof; or
    (iv)
    an Acquisition Proposal shall have been made to Repadre and made known to Repadre Shareholders generally or shall have been made directly to Repadre Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Repadre and such Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Repadre Meeting and, thereafter, there is a failure to obtain the approval of the Arrangement by Repadre Shareholders at the Repadre Meeting, and this Agreement is terminated by either IAMGold and IAMGold Subco or Repadre pursuant to subsection 7.03(e) hereof;

then Repadre shall pay to IAMGold within five Business Days following the earlier of the termination of this Agreement and Repadre giving IAMGold such notice $5,000,000 in immediately available funds to an account designated by IAMGold. Repadre shall not be obligated to make more than one payment pursuant to this subsection 6.03(a). Repadre hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which IAMGold will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Repadre hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive.

  (b)
  In the event that:
  (i)
  this Agreement is terminated by Repadre pursuant to subsection 7.03(d) hereof; or
  (ii)
  this Agreement is terminated by IAMGold and IAMGold Subco pursuant to subsection 7.03(g) hereof;

then IAMGold shall pay to Repadre within five Business Days following the earlier of the termination of this Agreement and IAMGold giving Repadre such notice $5,000,000 in immediately available funds to an account designated by Repadre. IAMGold shall not be obligated to make more than one payment pursuant to this subsection 6.03(b). IAMGold hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Repadre will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. IAMGold hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive.

ARTICLE SEVEN

AMENDMENT AND TERMINATION

Section 7.01 Amendment

        This Agreement may, at any time and from time to time before or after the holding of the Repadre Meeting, be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Repadre Shareholders, and any such amendment may, without limitation:

  (a)
  change the time for the performance of any of the obligations or acts of any of the parties hereto;
  (b)
  waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
  (c)
  waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and
  (d)
  waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, the terms of subsection 3.01(c) of the Plan of Arrangement shall not be amended without the approval of the Repadre Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03 and article seven hereof shall remain unaffected.

Section 7.02 Mutual Understanding Regarding Amendments

  (a)
  In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Repadre, the Repadre Shareholders, the Repadre Subsidiaries, IAMGold and the IAMGold Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.
  (b)
  The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Repadre on the one hand, and IAMGold and IAMGold Subco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Repadre Shareholders.

Section 7.03 Termination

        This Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by the mutual written consent of the parties hereto;
  (b)
  as provided in sections 5.01, 5.02 or 5.03 hereof, subject to section 5.04 hereof;
  (c)
  by IAMGold and IAMGold Subco if the directors of Repadre shall have withdrawn or modified in a manner adverse to IAMGold and IAMGold Subco their approval or recommendation of the Arrangement or shall have approved or recommended any Superior Proposal;
  (d)
  by Repadre if the directors of IAMGold shall have withdrawn or modified in a manner adverse to Repadre their approval of the Arrangement or shall have approved or recommended any Superior Proposal;
  (e)
  by IAMGold and IAMGold Subco or by Repadre if the Repadre Meeting shall have been held and completed and the approval of the Arrangement by Repadre Shareholders required by subsection 5.01(b) hereof shall not have occurred;
  (f)
  by Repadre upon any determination by Repadre, after the conclusion of the process set out in sections 6.01 and 6.02 hereof, that an Acquisition Proposal in respect of Repadre constitutes a Superior Proposal; or
  (g)
  by IAMGold and IAMGold Subco upon any determination by IAMGold, after the conclusion of the process set out in sections 6.01 and 6.02 hereof, that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal;

provided that any termination by a party hereto in accordance with paragraph (b), (c), (d), (e), (f) or (g) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Repadre and IAMGold contained in article six hereof, including the payment required by section 6.03 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein and provided that, subject to section 6.03 hereof, neither the termination of this Agreement nor anything contained in this section 7.03 shall relieve any party hereto from any liability for any wilful breach by it of this Agreement (other than a breach of a representation or warranty except in such case to the extent section 8.02 hereof applies).

ARTICLE EIGHT

GENERAL

Section 8.01 Notices

        Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

        The address for service of each of the parties hereto shall be as follows:

(a)	if to Repadre:
Repadre Capital Corporation Suite 2520 130 Adelaide Street West Toronto, Ontario M5H 3P5
	Attention:	Joseph F. Conway
	Facsimile:	(416) 365-8065
with a copy to:
Gowling Lafleur Henderson LLP Suite 5800, Scotia Plaza 40 King Street West Toronto, Ontario M5H 3Z7
	Attention:	Leslie T. Gord
	Facsimile:	(416) 369-7250
(b)	if to IAMGold or IAMGold Subco:
IAMGold Corporation 2820 Fourteenth Avenue Markham, Ontario L3R 0S9
	Attention:	William D. Pugliese
	Facsimile:	(905) 477-9741
with a copy to:
Fraser Milner Casgrain LLP Suite 3900, 1 First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2
	Attention:	Franklin L. Davis
	Facsimile:	(416) 863-4592

Section 8.02 Remedies

        The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Repadre (if either IAMGold or IAMGold Subco is the breaching party) or IAMGold and IAMGold Subco (if Repadre is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

Section 8.03 Expenses

        The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Meeting and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense. Each party hereto represents and warrants to the others of them that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated hereby, except, in the case of Repadre, BMO Nesbitt Burns Inc. and, in the case of IAMGold, RBC Dominion Securities Inc. The provisions of this section 8.03 shall survive the termination of this Agreement.

Section 8.04 Time of the Essence

        Time shall be of the essence in this Agreement.

Section 8.05 Entire Agreement

        This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof including, without limitation, the Letter Agreement. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.06 Further Assurances

        Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Section 8.07 Governing Law

        This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

Section 8.08 Execution in Counterparts

        This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

Section 8.09 Waiver

        No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.

Section 8.10 No Personal Liability

  (a)
  No director or officer of Repadre shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to IAMGold or IAMGold Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Repadre.

  (b)
  No director or officer of IAMGold or IAMGold Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Repadre under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of IAMGold or IAMGold Subco.

Section 8.11 Enurement and Assignment

        This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

IAMGOLD CORPORATION
(Signed) WILLIAM D. PUGLIESE Co-Chairman and Chief Executive Officer
1551116 ONTARIO INC.
(Signed) WILLIAM D. PUGLIESE President
REPADRE CAPITAL CORPORATION
(Signed) JOSEPH F. CONWAY President and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

        In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

  (a)
  "Amalgamating Corporations" means IAMGold Subco and Repadre collectively and "Amalgamating Corporation" means either one of them;

  (b)
  "Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

  (c)
  "Arrangement" means the arrangement under the provisions of section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

  (d)
  "Arrangement Agreement" means the arrangement agreement dated as of November 29, 2002 between IAMGold, IAMGold Subco and Repadre, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

  (e)
  "Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the OBCA to be filed with the Director after the Final Order is made;

  (f)
  "Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

  (g)
  "Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 183(2) of the OBCA;

  (h)
  "Common Shares" means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in section 4.04 hereof;

  (i)
  "Corporation" means the corporation resulting from the Amalgamation;

  (j)
  "Court" means the Superior Court of Justice (Ontario);

  (k)
  "Depositary" means Computershare Trust Company of Canada, being the depositary appointed by IAMGold for the purpose of, among other things, exchanging certificates representing Repadre Common Shares for IAMGold Common Shares;

  (l)
  "Director" means the director appointed pursuant to section 278 of the OBCA;

  (m)
  "Dissent Procedures" means the procedures set forth in section 185 of the OBCA required to be taken by a registered holder of Repadre Common Shares to exercise the right of dissent in respect of such Repadre Common Shares in connection with the Arrangement;

  (n)
  "Dissenting Shareholders" means the registered holders of Repadre Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

  (o)
  "Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

  (p)
  "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

  (q)
  "Final Order" means the order of the Court, including any amendment thereto, pursuant to subsection 182(5) of the OBCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  (r)
  "Former Repadre Shareholders" means the holders of Repadre Common Shares immediately prior to the Effective Time;

  (s)
  "IAMGold" means IAMGold Corporation, a corporation existing under the Canada Business Corporations Act;

  (t)
  "IAMGold Common Shares" means the common shares which IAMGold is authorized to issue;

  (u)
  "IAMGold Subco" means 1551116 Ontario Inc., a wholly-owned subsidiary of IAMGold existing under the OBCA;

  (v)
  "Interim Order" means the interim order of the Court, including any amendment thereto, pursuant to subsection 182(5) of the OBCA made in connection with the Arrangement;

  (w)
  "Meeting Date" means the date of the Repadre Meeting;

  (x)
  "OBCA" means the Business Corporations Act (Ontario);

  (y)
  "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court;

  (z)
  "Proxy Circular" means the management information circular prepared by Repadre for the Repadre Meeting;

  (aa)
  "Repadre" means Repadre Capital Corporation, a corporation existing under the OBCA;

  (bb)
  "Repadre Common Shares" means the common shares which Repadre is authorized to issue;

  (cc)
  "Repadre Meeting" means the special meeting of the holders of Repadre Common Shares held, among other things, to consider and approve the Arrangement;

  (dd)
  "Repadre Options" means the outstanding options to purchase Repadre Common Shares issued pursuant to the Repadre Share Incentive Plan;

  (ee)
  "Repadre Rights Plan Agreement" means the shareholder rights plan agreement dated as of June 22, 1999 between Repadre and Montreal Trust Company of Canada, as rights agent; and

  (ff)
  "Repadre Share Incentive Plan" means the share incentive plan of Repadre.

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

        The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action

        If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

        Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE TWO

ARRANGEMENT AGREEMENT

Section 2.01 Arrangement Agreement

        This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE THREE

ARRANGEMENT

Section 3.01 Arrangement

        At the Effective Time, the following shall occur without any further act or formality:

  (a)
  the Amalgamating Corporations shall be amalgamated and continue as the Corporation on the terms prescribed in this Plan of Arrangement and

  (i)
  the Corporation shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations,

  (ii)
  a conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against the Corporation,

  (iii)
  the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 117(1) of the OBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation, and

  (iv)
  the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;

  (b)
  all Repadre Common Shares held by IAMGold Subco shall be cancelled without any repayment of capital in respect thereof;

  (c)
  all Repadre Common Shares held by Former Repadre Shareholders (other than Dissenting Shareholders) shall be exchanged for IAMGold Common Shares on the basis of 1.6 IAMGold Common Shares for each one Repadre Common Share, subject to sections 3.03 and 5.01 hereof;

  (d)
  each Repadre Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Repadre Common Shares otherwise issuable upon the exercise thereof, the number of IAMGold Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Repadre Common Shares to which such holder was theretofore entitled upon such exercise;

  (e)
  each common share of IAMGold Subco shall be exchanged for one Common Share; and

  (f)
  the Repadre Rights Plan Agreement shall be terminated and all of the rights issued thereunder shall be null and void and shall be terminated without any payment in respect thereof.

Section 3.02 Post-Effective Time Procedures

  (a)
  On or promptly after the Effective Date, IAMGold shall deliver or arrange to be delivered to the Depositary certificates representing the IAMGold Common Shares required to be issued to Former Repadre Shareholders in accordance with the provisions of section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Repadre Shareholders for distribution to such Former Repadre Shareholders in accordance with the provisions of article six hereof.

  (b)
  Subject to the provisions of article six hereof, former Repadre Shareholders shall be entitled to receive delivery of the certificates representing the IAMGold Common Shares to which they are entitled pursuant to subsection 3.01(c) hereof.

Section 3.03 No Fractional IAMGold Common Shares

        Notwithstanding subsection 3.01(c) hereof, no fractional IAMGold Common Shares shall be issued to Former Repadre Shareholders and any fractional number of IAMGold Common Shares shall be rounded down to the next whole number of IAMGold Common Shares.

ARTICLE FOUR

THE CORPORATION

Section 4.01 Name

        The name of the Corporation shall be Repadre Capital Corporation.

Section 4.02 Registered Office

        The registered office of the Corporation shall be located in the City of Markham in the Province of Ontario and the address of the registered office of the Corporation shall be 2820 Fourteenth Avenue, Markham, Ontario L3R 0S9.

Section 4.03 Authorized Capital

        The Corporation shall be authorized to issue an unlimited number of common shares (being "Common Shares").

Section 4.04 Share Provisions

        The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

  (a)
  Voting.    Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

  (b)
  Dividends.    Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

  (c)
  Liquidation.    In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.

Section 4.05 Restriction on Transfer

        There shall be no restriction upon the right to transfer any shares of the Corporation.

Section 4.06 Stated Capital

        On the Effective Date, the Corporation shall add to the stated capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the stated capital account maintained by IAMGold Subco in respect of the common shares of IAMGold Subco immediately prior to the Effective Date and the amount of the stated capital account maintained by Repadre in respect of the Repadre Common Shares immediately prior to the Effective Date.

Section 4.07 Directors

  (a)
  Minimum and Maximum.    The directors of the Corporation shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one and a maximum number of ten directors.

  (b)
  Initial Directors.    The initial directors of the Corporation immediately following the Amalgamation shall be the persons whose names and residential addresses appear below:

Name	Residential Address
William D. Pugliese	20 Woodsend Crescent Aurora, Ontario L4G 3G8
Joseph F. Conway	54 Foursome Crescent North York, Ontario M2P 1W3
Larry E. Phillips	199 Strathgowan Avenue Toronto, Ontario M4N 1C4

The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

Section 4.08 Business and Powers

        There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.

Section 4.09 By-Laws

        The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of IAMGold Subco. A copy of the proposed by-laws of the Corporation may be examined prior to the Effective Date during normal business hours at the office of Fraser Milner Casgrain LLP, Suite 3900, 1 First Canadian Place, 100 King Street West, Toronto, Ontario.

Section 4.10 Québec Charging Power

        Without restricting any of the powers and capacities of the Corporation, whether derived from the OBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE FIVE

RIGHTS OF DISSENT

Section 5.01 Rights of Dissent

        Holders of Repadre Common Shares may exercise Dissent Procedures with respect to Repadre Common Shares in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 185(6) of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 185(6) of the OBCA must be received by Repadre not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Repadre Meeting and provided further that holders who exercise such rights of dissent and who:

  (a)
  are ultimately entitled to be paid fair value for their Repadre Common Shares, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the Effective Time, shall be deemed to have transferred such Repadre Common Shares to Repadre for cancellation at the Effective Time; or

  (b)
  are ultimately not entitled, for any reason, to be paid fair value for their Repadre Common Shares shall be deemed to have participated in the Arrangement on the basis set forth in subsection 3.01(c) hereof;

but further provided that in no case shall IAMGold, IAMGold Subco, Repadre or any other person be required to recognize Dissenting Repadre Shareholders as holders of Repadre Common Shares after the Effective Time, and the names of such Dissenting Repadre Shareholders shall be deleted from the register of holders of Repadre Common Shares at the Effective Time.

ARTICLE SIX

DELIVERY OF IAMGOLD COMMON SHARES

Section 6.01 Delivery of IAMGold Common Shares

  (a)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Repadre Common Shares which were exchanged for IAMGold Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Repadre Common Shares formerly represented by such certificate under the OBCA and the by-laws of Repadre and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the IAMGold Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof.

  (b)
  After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Repadre Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the IAMGold Common Shares which the holder of such certificate is entitled to receive in accordance with section 3.02 hereof.

Section 6.02 Lost Certificates

        In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Repadre Common Shares which were exchanged for IAMGold Common Shares in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the IAMGold Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the IAMGold Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such IAMGold Common Shares is to be delivered shall, as a condition precedent to the delivery of such IAMGold Common Shares, give a bond satisfactory to IAMGold and the Depositary in such amount as IAMGold and the Depositary may direct, or otherwise indemnify IAMGold, IAMGold Subco and the Depositary in a manner satisfactory to IAMGold and the Depositary, against any claim that may be made against IAMGold, IAMGold Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

Section 6.03 Distributions with Respect to Unsurrendered Certificates

        No dividend or other distribution declared or made after the Effective Time with respect to IAMGold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Repadre Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 6.01 or section 6.02 hereof. Subject to applicable law and to section 6.05 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the IAMGold Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such IAMGold Common Shares.

Section 6.04 Withholding Rights

        IAMGold, IAMGold Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Repadre Shareholder such amounts as IAMGold, IAMGold Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Repadre Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.05 Limitation and Proscription

        To the extent that a Former Repadre Shareholder shall not have complied with the provisions of section 6.01 or section 6.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the IAMGold Common Shares which such Former Repadre Shareholder was entitled to receive shall be delivered to IAMGold by the Depositary for cancellation and shall be cancelled by IAMGold, and the interest of the Former Repadre Shareholder in such IAMGold Common Shares shall be terminated as of such final proscription date.

ARTICLE SEVEN

AMENDMENTS

Section 7.01 Amendments to Plan of Arrangement

  (a)
  IAMGold and Repadre reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by IAMGold and Repadre, (iii) filed with the Court and, if made following the Repadre Meeting, approved by the Court, and (iv) communicated to Former Repadre Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Repadre at any time prior to the Repadre Meeting provided that IAMGold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Repadre Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Repadre Meeting shall be effective only if (i) it is consented to in writing by each of IAMGold and Repadre, and (ii) if required by the Court, it is consented to by holders of the Repadre Common Shares voting in the manner directed by the Court.

EXHIBIT G

Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3 (416) 359-4001

November 28, 2002

The Board of Directors
Repadre Capital Corporation
130 Adelaide Street West
Suite 2520
Toronto, ON M5H 3P5

To the Board of Directors of Repadre Capital Corporation:

        We understand that Repadre Capital Corporation (the "Company") is contemplating entering into a strategic business combination (the "Combination") with Iamgold Corporation ("Iamgold). We understand that the Combination is to be implemented by way of a plan of arrangement (the "Arrangement") as described in an arrangement agreement (the "Arrangement Agreement"), which is to be dated on or about the date hereof, between the Company and Iamgold as described below.

        Pursuant to the Arrangement, each holder of common shares of the Company will receive common shares of Iamgold on the basis of 1.60 common shares of Iamgold (the "Exchange Ratio") for each common share of the Company, and the Company would become a wholly-owned subsidiary of Iamgold. We understand that the material terms of the Combination will be described in the circular that will be mailed to shareholders of the Company in connection with the special meeting to be called to consider the Arrangement.

        The Company has retained BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") to provide our opinion (the "Opinion") to the Board of Directors of the Company (the "Board") as to the fairness from a financial point of view, of the Exchange Ratio to the shareholders of the Company. Our Opinion is rendered as of the date hereof, and is for the exclusive use of the Board in its consideration of the Combination and cannot be used by any other person or relied upon for any other purpose. Our Opinion cannot be made public, in whole or in part, without our prior written consent.

        Our Opinion is not, and should not be construed as, a valuation of the Company, Iamgold, or any of the respective assets or securities of the Company or Iamgold, or a recommendation to any shareholder of the Company as to whether to vote in favour of the Arrangement. Our Opinion is not, and should not be construed as, advice as to the price at which shares of the Company or Iamgold (before or after completion of the Combination) may trade at any future date.

Relationship with Interested Parties

        Neither BMO Nesbitt Burns nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company, Iamgold, or any of their respective associates or affiliates.

        BMO Nesbitt Burns has recently acted as lead underwriter on a common share offering for the Company and acted as a co-manager on a common share offering for Iamgold.

        BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of the Company and Iamgold and, from time to time, has executed or may execute transactions on behalf of the Company and Iamgold for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including the Company and Iamgold and their securities.

        BMO Nesbitt Burns is to be paid a fee upon delivery of the Opinion to the Board.

Credentials of BMO Nesbitt Burns

        BMO Nesbitt Burns is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Nesbitt Burns, and the form and content of the Opinion have been approved for release by a committee of its directors and officers, each of whom is experienced in merger and acquisition, divestiture and valuation matters.

Scope of Review

        In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

  i)
  the audited annual financial statements and the interim financial statements, annual reports, quarterly reports and annual information forms for each of the three consecutive fiscal years ended December 31, 2001 and the interim reports for the three quarters ended September 30, 2002 of the Company and Iamgold;

  ii)
  the short form prospectus of the Company dated June 7, 2002, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of 3,450,000 common shares, pursuant to that prospectus;

  iii)
  the short form prospectus of Iamgold dated May 30, 2002, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of 9,000,000 common shares;

  iv)
  public information relating to the business, operations, financial performance and stock trading history of the Company and Iamgold;

  v)
  the Letter Agreement between Iamgold and the Company dated October 28, 2002, outlining the terms conditions of the Combination;

  vi)
  a draft Arrangement Agreement, in substantially final form, which outlines, among other things, the terms, conditions and mechanics of the Combination;

  vii)
  discussions with management of the Company regarding analysis of past, and expectations of future, performance, business operations and financial condition of the Company;

  viii)
  discussions with management of the Company and Iamgold regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of the Combination;

  ix)
  financial models provided by the management of each of the Company and Iamgold;

  x)
  discussions with the management of the Company, Iamgold and AngloGold Limited ("AngloGold") with respect to the underlying assumptions of the financial models provided to us by each of the Company and Iamgold;

  xi)
  information from physical visits to Iamgold's Sadiola and Yatela operating mines in Mali, where we accompanied the Company's management and there was an opportunity for us, with the Company's management, to meet AngloGold on-site management;

  xii)
  information with respect to other transactions of a comparable nature that we considered relevant;

  xiii)
  information with respect to the trading value of public companies that we considered relevant;

  xiv)
  a letter of representation (the "Certificate") as to certain factual matters, addressed to us and dated the date hereof, provided by senior officers of the Company; and

  xv)
  such other information, investigations and analyses as we considered appropriate in the circumstances.

        BMO Nesbitt Burns has not, to its knowledge, been denied access by the Company or Iamgold to any information relating to the Company, Iamgold or the Combination in the course of the preparation of the Opinion.

Assumptions and Limitations

        We have relied upon, and have assumed the completeness, accuracy and fair representation of, all financial and other information, data, advice, opinions and representations ("Information") obtained by us from public sources or provided to us by the Company and Iamgold and their respective affiliates or advisors or otherwise pursuant to our engagement. We also have assumed the accuracy of all representations and warranties provided by the Company and Iamgold in the Arrangement Agreement and that the Combination can be completed on the basis provided in the Arrangement Agreement. The Opinion is conditional upon such completeness, accuracy and fair representation and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any Information. In this context, we have assumed that there is no Information relating to the business, operations, capital or prospects of any of the Company or Iamgold that is or could reasonably be expected to be material to the Opinion that has not been publicly disclosed by the Company or Iamgold. Subject to the exercise of professional judgment, we have not attempted to verify independently the accuracy, completeness or fair representation of any such Information. Senior officers of the Company have represented to us in the Certificate, among other things, that the Information provided to us by or on behalf of the Company was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no change or occurrence that renders, or could reasonably be expected to render any of that Information untrue or misleading in any material respect.

        The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise of the Company and Iamgold as was reflected in the Information. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Combination.

Conclusion

        Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio is fair to the shareholders of the Company from a financial point of view.

Yours truly,

EXHIBIT H

SECTION 185 OF THE OBCA

185. (1)  Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

        (2)  Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

  (a)
  clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

  (b)
  subsection 170(5) or (6).

        (3)  Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

  (a)
  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

  (b)
  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

        (4)  Shareholder's rights to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

        (5)  No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (6)  Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

        (7)  Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

        (8)  Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

        (9)  Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

      (10)  Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

      (11)  Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

      (12)  Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

      (13)  Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

      (14)  Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid fair value of the shares as determined under this section except where,

  (a)
  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

  (b)
  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

  (c)
  the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

      (15)  Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

  (a)
  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

      (16)  Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

      (17)  Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

      (18)  Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

      (19)  Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

      (20)  Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

      (21)  Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

      (22)  Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (10); and

  (b)
  has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

      (23)  Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

      (24)  Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

      (25)  Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

      (26)  Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

      (27)  Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

      (28)  Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

      (29)  Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

  (a)
  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

      (30)  Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

  (a)
  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

      (31)  Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

      (32)  Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

QuickLinks

EXHIBIT 1 TO THE FORM 6-K DATED DECEMBER 11, 2002 OF IAMGOLD CORPORATION Notice of Special Meeting of Shareholders and Management Information Circular dated December 6, 2002 of Repadre Capital Corporation
REPADRE CAPITAL CORPORATION NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
SCHEDULE A ARRANGEMENT RESOLUTION

NOTICE TO UNITED STATES SHAREHOLDERS OF REPADRE
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Companies
The Meeting
The Arrangement
Repadre Selected Consolidated Financial Data
IAMGold Selected Consolidated Financial Data
Pro Forma Consolidated Financial Information
GLOSSARY
INFORMATION CONCERNING THE MEETING
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
STOCK EXCHANGE LISTINGS
PRICE RANGES AND TRADING VOLUMES
ACCOUNTING TREATMENT
ISSUE AND RESALE OF IAMGOLD SHARES
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
ELIGIBILITY FOR INVESTMENT
DISSENTING SHAREHOLDERS' RIGHTS
RISK FACTORS
LEGAL MATTERS
APPROVAL OF CIRCULAR BY THE DIRECTORS
EXHIBIT A-1
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
REPADRE CAPITAL CORPORATION
INTERIM ORDER
EXHIBIT A-2
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
REPADRE CAPITAL CORPORATION
APPLICATION
EXHIBIT B INFORMATION CONCERNING IAMGOLD CORPORATION

THE COMPANY
CORPORATE STRUCTURE
CORPORATE OVERVIEW
TECHNICAL INFORMATION
SADIOLA GOLD MINE
YATELA GOLD MINE
TARKWA GOLD MINE
DAMANG GOLD MINE
ROYALTIES
EXPLORATION PROJECTS
DIRECTORS AND OFFICERS
EXECUTIVE COMPENSATION
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
DIVIDEND RECORD AND POLICY
SHARE INCENTIVE PLAN
LEGAL PROCEEDINGS
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
PRINCIPAL SHAREHOLDERS
RISK FACTORS
AUDITOR, REGISTRAR AND TRANSFER AGENT
DOCUMENTS INCORPORATED BY REFERENCE
EXHIBIT C
IAMGOLD CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
IAMGOLD CORPORATION CONSOLIDATED BALANCE SHEET (United States Dollars in 000's, except per share data)
IAMGOLD CORPORATION CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS (unaudited) (United States Dollars in 000's, except per share data)
IAMGOLD CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) (United States Dollars in 000's, except per share data)
IAMGOLD CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (United States Dollars in 000's, except per share data) For the period ended September 30, 2002
IAMGOLD CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
AUDITORS' REPORT
IAMGOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. dollars) December 31, 2001 and 2000
IAMGOLD CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (Expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2001, 2000 and 1999
IAMGOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. dollars) Years ended December 31, 2001, 2000 and 1999
IAMGOLD CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2001, 2000 and 1999
EXHIBIT D
REPADRE CAPITAL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS
REPADRE CAPITAL CORPORATION CONSOLIDATED BALANCE SHEETS as at September 30, 2002 (Unaudited) and December 31, 2001 (Expressed in thousands of Canadian dollars)
REPADRE CAPITAL CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS For the nine months ended September 30, 2002 and 2001 (Unaudited) (Expressed in thousands of Canadian dollars)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT) For the nine months ended September 30, 2002 and 2001 (Unaudited)
REPADRE CAPITAL CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS For the nine months ended September 30, 2002 and 2001 (Unaudited) (Expressed in thousands of Canadian dollars)
REPADRE CAPITAL CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the nine months ended September 30, 2002 and 2001 (Unaudited)
REPADRE CAPITAL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS for the years ended Dec. 31, 2001, 2000 and 1999
Net Income
1999 Assets 2000 Assets 2001 Assets
Expenses
Earnings Sensitivity (based upon 2002 Plan)
Distribution of Assets — 2001
AUDITORS' REPORT TO THE SHAREHOLDERS
REPADRE CAPITAL CORPORATION CONSOLIDATED BALANCE SHEETS as at December 31 (Expressed in thousands of Canadian dollars)
REPADRE CAPITAL CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS for the years ended December 31 (Expressed in thousands of Canadian dollars)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) for the years ended December 31
REPADRE CAPITAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended December 31 (Expressed in thousands of Canadian dollars)
REPADRE CAPITAL CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2001, 2000 and 1999 All tabular amounts except per share amounts in thousands unless otherwise stated
EXHIBIT E COMPILATION REPORT
IAMGOLD CORPORATION PRO FORMA CONSOLIDATED BALANCE SHEET (Expressed in thousands of U.S. dollars) September 30, 2002 (Unaudited)
IAMGOLD CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Expressed in thousands of U.S. dollars, except per share amounts) Nine months ended September 30, 2002 (Unaudited)
IAMGOLD CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Expressed in thousands of U.S. dollars, except per share amounts) Year ended December 31, 2001 (Unaudited)

ARRANGEMENT AGREEMENT
ARTICLE ONE DEFINITIONS, INTERPRETATION AND SCHEDULE
ARTICLE TWO THE ARRANGEMENT
ARTICLE THREE REPRESENTATIONS AND WARRANTIES
ARTICLE FOUR COVENANTS
ARTICLE FIVE CONDITIONS
ARTICLE SIX NON-SOLICITATION AND BREAK-UP FEE
ARTICLE SEVEN AMENDMENT AND TERMINATION
ARTICLE EIGHT GENERAL
SCHEDULE A
PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE ONE DEFINITIONS AND INTERPRETATION
ARTICLE TWO ARRANGEMENT AGREEMENT
ARTICLE THREE ARRANGEMENT
ARTICLE FOUR THE CORPORATION
ARTICLE FIVE RIGHTS OF DISSENT
ARTICLE SIX DELIVERY OF IAMGOLD COMMON SHARES
ARTICLE SEVEN AMENDMENTS
EXHIBIT G
EXHIBIT H SECTION 185 OF THE OBCA